As filed with the Securities and Exchange Commission on September 14, 2009.
Registration No. 333-161708

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Shanda Games Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	7371	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203
People’s Republic of China
(86-21) 5050-4740
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 604-1666
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James C. Lin	Leiming Chen
Davis Polk & Wardwell LLP	Simpson Thacher & Bartlett LLP
18/F, The Hong Kong Club Building	35/F, ICBC Tower
3A Chater Road	3 Garden Road
Central, Hong Kong	Central, Hong Kong
(852) 2533-3300	(852) 2514-7600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum Offering Price	Proposed Maximum	Amount of
Title of Each Class of	Amount to Be	per Class A	Aggregate	Registration
Securities to Be Registered	Registered(1)(2)	Ordinary Share(1)	Offering Price(1)	Fee
Class A ordinary shares, par value US$0.01 per share(3)	145,000,050	US$6.25	US$906,250,313	US$50,569(4)

(1)	Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457(a) under the Securities Act.

(2)	Includes (a) Class A ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and (b) Class A ordinary shares represented by American depositary shares that are issuable upon the exercise of the underwriters’ over-allotment option to purchase additional Class A ordinary shares. These Class A ordinary shares are not being registered for the purposes of sales outside the United States.

(3)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the Class A ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents two Class A ordinary shares.

(4)	Of which US$44,640 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED SEPTEMBER 14, 2009.

63,043,500 American Depositary Shares

Shanda Games Limited
Representing 126,087,000 Class A Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of Shanda Games Limited, or Shanda Games. Shanda Games is offering 13,043,500 ADSs, and Shanda Interactive Entertainment Limited, or Shanda Interactive, which is our parent, existing sole shareholder and the selling shareholder, is offering an additional 50,000,000 ADSs. Each ADS represents two Class A ordinary shares, par value US$0.01 per share, of Shanda Games. The ADSs are evidenced by American depositary receipts, or ADRs. We will not receive any of the proceeds from the ADSs being sold by the selling shareholder.

Our share capital consists of Class A and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Shanda Interactive holds all of our outstanding Class B ordinary shares through Shanda SDG Investment Limited, its wholly-owned subsidiary. Assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, upon the completion of this offering, Shanda Interactive will hold 450,000,000 Class B ordinary shares, or 78.11% of the combined total of our outstanding Class A and Class B ordinary shares (representing 97.27% of the total voting rights) in our company. Our dual-class ordinary share structure involves certain risks. See the relevant risk factors on pages 29 and 50 of this prospectus for a detailed discussion of such risks.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We have applied to have the ADSs listed on the NASDAQ Global Select Market under the symbol “GAME”. It is currently estimated that the initial public offering price per ADS will be between US$10.50 and US$12.50.

See “Risk Factors” beginning on page 14 to read about factors you should consider before buying our ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to Shanda Games	US$	US$
Proceeds, before expenses, to the selling shareholder	US$	US$

The underwriters have agreed to reimburse us for an estimated US$3.3 million of expenses in connection with the offering. See “Underwriting”. To the extent that the underwriters sell more than 63,043,500 ADSs, the underwriters may purchase up to an additional 9,456,525 ADSs from the selling shareholder at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on or about          , 2009.

Goldman Sachs (Asia) L.L.C.	J.P. Morgan

Nomura	Oppenheimer & Co.	Susquehanna Financial Group, LLLP

Prospectus dated          , 2009.

SHANDA GAMES
R.O.
Mir2
A Thousand Years III
千年
Xing Chen Bian
星辰变
ONLINE
Maple Story
ZU Online
Yuyan Online
Latale
Chang Chun Online
苍天
Crossing
Tales of Dragons
World of Kungfu
WORLD ZERO
BNB
AQUAQU
AION
Push Push Online
Popland
The Age
8Men Online
八門
Ghost Fighter Online
Dead or Alive Online
ONLINE
Atrix
GetAmped
Woool
The Sign
Kongfu Kids
Archlord
Navy Battle
Might & Hero
World Hegemony
Crazy Kart
Company of Heroes Online
Free Racing

denotes games in announced pipeline

shadda games denotes games in announced pipeline

SHANDA GAMES

热血傳奇
The Legend Of Mir2
ZU Online
Popland
Kungfu Kids
Crazy Kart
Maple Story
AION
Tales Runner
Magical Land
The Age
風雲
Fengyun Online
World Hegemony

★ denotes games in announced pipeline

shadda games denotes games in announced pipeline

FREEJACK
A Thousand Years
星辰变
ONLINE
Xing Chen Bian
The world Of legend
Yuyan Online
Push Push Online
JX Online World
Shanda Richman
ARCHLORD
Tales of Dragons

WE ARE GAMES!

we are ames

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs, discussed under “Risk Factors”, before deciding whether to buy our ADSs.

Overview

We are China’s leading online game company in terms of the size and diversity of our game portfolio. Our online game revenues and game player base are also among the largest in China. Through our extensive experience in the online game industry in China, we have created a scalable approach to develop, source and operate online games, as well as license our games to third parties. We use multiple channels to assemble a large and diversified game portfolio of various genres. We operate a nationwide, secure network to host hundreds of thousands of game players playing simultaneously, and monitor and adjust the game environment to optimize our game players’ experience.

Our online game business includes the business of developing, operating and licensing our massively multi-player online role-playing games, or MMORPGs, and advanced casual games, which are collectively referred to in this prospectus as our online games. Advanced casual games, which is a sub-category of casual games, are generally less time consuming than MMORPGs but possess certain elements of MMORPGs including a story line, elaborate graphics, availability of virtual items and frequent interactions among game players. We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment and acquisition, co-development, and co-operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. As of August 31, 2009, we operated 20 MMORPGs and 11 advanced casual games and had 16 MMORPGs and eight advanced casual games in our announced pipeline.

Our game player base, which consisted of over 9.73 million active paying accounts for the three-month period ended June 30, 2009, is one of the largest in China. Active paying accounts refers to the number of game player accounts that spend virtual currency at least once during a given period and includes accounts of game players who spend virtual currency in beta testing of our online games. We seek to strengthen our game players’ loyalty by, among other things, closely monitoring our players’ preferences and introducing updates, expansion packs and other game improvements in a timely manner. An expansion pack is an addition to an existing game that usually includes additional game play areas, weapons, objects or an extended story line to a previously released game. We believe the size of our game player base is a key factor in attracting and retaining new game players and additional game content.

We are a leader in the development and innovation of China’s online game industry. In 2003, we launched The World of Legend, or Woool, which we developed in-house and was one of China’s first domestically developed MMORPGs. We were among the first in China to adopt the item-based revenue model for advanced casual games and were the first to adopt this revenue model for MMORPGs on a large scale, which has since become the prevailing revenue model in China. In 2006, we established 18 Capital, which is one of the first investment initiatives in China focused exclusively on investing in independent online game development and operating studios.

Our online game business has been widely recognized in China with our online games receiving numerous industry and user awards in China. For example, our online games that have won awards include:

•	Woool, which was voted the “Most Popular Original Online Game in China’s Online Game Industry in the Past Ten Years” at the Ten-Year China Online Game Industry Award Ceremony and one of the “Top Ten Most Popular Games” at the 2008 China Game Industry Annual Conference;

•	AION, an MMORPG which we launched in April 2009, which was voted one of the “Top Ten Most Anticipated Games” at the 2008 China Game Industry Annual Conference; and

•	Company of Heroes Online, one of our co-developed MMORPGs, which was voted one of the “Top Ten Most Anticipated Games” at the 2008 Annual ChinaJoy Conference, a game industry annual conference in China.

We use two different revenue models for all games that we operate: item-based and time-based. Compared with the time-based model, under which game players pay for game-playing time, the item-based model allows game players to play the basic features of the game for free. Game players may then choose to purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. Most of our virtual items are priced between less than US$0.01 and US$1.47. However, unit prices of certain virtual items can be as high as approximately US$129. We have adopted the item-based model for substantially all of our MMORPGs and all of our advanced casual games.

Our online game business was founded by Shanda Interactive Entertainment Limited, or Shanda Interactive, in 2001 and was operated by Shanda Interactive until Shanda Interactive’s reorganization effective July 1, 2008, which we refer to as the reorganization in this prospectus. Pursuant to the reorganization, Shanda Interactive transferred substantially all of its assets and liabilities related to the online game business to us. We have benefited from and intend to continue leveraging our relationship with Shanda Interactive, which, through Shanda Online and its variable interest entities, or VIEs, operates an integrated service platform on which diverse multi-media content is offered, including online games, literature and music. By offering our online games through this platform, we can access Shanda Interactive’s large user base and broaden our marketing reach. In addition, we have successfully established a separate brand identity, “Shanda Games”, building on Shanda Interactive’s established brand name as one of China’s leading interactive entertainment media companies. We believe our powerful brand in China helps us to further strengthen our leading industry position.

Our net revenues increased 45% from RMB2,322.8 million in 2007 to RMB3,376.8 million (US$494.3 million) in 2008, of which 65.7% was derived from online games licensed from third parties, and 43% from RMB1,540.0 million in the six months ended June 30, 2008 to RMB2,198.5 million (US$321.9 million) in the six months ended June 30, 2009, of which 69.8% was derived from online games licensed from third parties. Our net income attributable to our company increased 58% from RMB591.9 million in 2007 to RMB935.5 million (US$136.9 million) in 2008, and 75% from RMB382.7 million in the six months ended June 30, 2008 to RMB671.2 million (US$98.3 million) in the six months ended June 30, 2009.

Industry Background

According to the International Data Corporation, or IDC, the number of China’s online game players reached 49.4 million in 2008, which we believe was the largest online game population in Asia, generating revenues of US$2.7 billion, representing a 76.6% increase over 2007. According to IDC, China’s online game revenues are expected to grow to US$5.8 billion by 2013, representing a compound annual growth rate, or CAGR, of 16.7% from 2008 to 2013. The number of paying online game players is expected to grow from 30.4 million in 2008 to 59.5 million in 2013, representing a CAGR of 14.3%.

Many factors have supported and we believe are likely to continue to drive the growth in the online game industry in China, including the following:

•	increasing Internet and broadband penetration;

•	online games becoming a more attractive form of entertainment relative to other forms of entertainment;

•	low entry cost and convenience of play for game players; and

•	high degree of user loyalty.

Trends in China’s online game industry include the following:

•	increasing market acceptance of item-based revenue model;

•	growing popularity of casual games, as well as web games;

•	growing popularity of domestically developed online games;

•	increasingly competitive market dynamics; and

•	prevalence of cheating programs and hacking activities.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	China’s leading online game company;

•	comprehensive, multi-channel game content development and sourcing capabilities;

•	leading technological expertise;

•	proven operational expertise;

•	leading innovator in China’s online game industry;

•	strong management team with a proven track record; and

•	benefits from ongoing relationships with Shanda Interactive and other partners.

Our Strategies

We aim to become a leading global online game company. Our business strategies primarily include:

•	broaden and strengthen our large, diversified game portfolio and build franchise titles;

•	strengthen and expand our communities of game players;

•	further monetize our content and communities; and

•	further expand our business internationally and domestically.

Our Challenges

The successful execution of our strategies is subject to certain risks and uncertainties, including those relating to:

•	our ability to develop and source new online games that will be commercially successful;

•	our dependence on two online games for a substantial portion of our revenues;

•	the growth of the online game industry and the continuing market acceptance of our online games and virtual items in China and elsewhere;

•	our ability to respond to competitive pressure, including competition that arises from new online games introduced by our competitors and other forms of entertainment;

•	our ability to protect our intellectual property rights;

•	our ability to maintain an effective system of internal control over financial reporting; and

•	regulatory environment in China.

Our History and Corporate Structure

Our online game business was founded by Shanda Interactive, our parent, in 2001 and was operated by Shanda Interactive through various subsidiaries and VIEs until the reorganization effective July 1, 2008. In November 2001, Shanda Interactive launched its first online game, Legend of Mir II, or Mir II, which it had licensed from Actoz Soft Co., Ltd., or Actoz. In October 2003, Shanda Interactive launched Woool. In May 2004, Shanda Interactive completed an initial public offering of ADSs. Shanda Interactive’s ADSs are traded on the NASDAQ Global Select Market under the symbol “SNDA”.

As part of the reorganization, we were incorporated in the Cayman Islands on June 12, 2008 as a wholly-owned subsidiary of Shanda Interactive to be the holding company for the online game business. Pursuant to a Master Separation Agreement, Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business to us. Concurrently, we transferred to Shanda Interactive certain assets and liabilities not related to the online game business. See “Our Relationship with Shanda Interactive” for a description of the Master Separation Agreement and other agreements relating to the reorganization. As a result of the reorganization and in order to comply with PRC laws restricting foreign ownership in the online game business in China, we conduct our online game business through Shanghai Shulong Technology Development Co., Ltd., or Shanghai Shulong, which we control through a series of contractual arrangements, including VIE agreements, between our wholly-owned subsidiaries, Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, and Shengji Information Technology (Shanghai) Co., Ltd., or Shengji, and Shanghai Shulong and/or its shareholders. The VIE agreements are a series of contractual arrangements between our PRC subsidiaries, on the one hand, and Shanghai Shulong and/or its shareholders, on the other hand, including contracts relating to the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanghai Shulong and its subsidiaries and accordingly, consolidate the results of operations of Shanghai Shulong and its subsidiaries in our financial statements. See “Our History and Corporate Structure” for a detailed discussion of these contractual arrangements.

In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz for a cash consideration of US$70.2 million.

The following diagram illustrates our corporate structure and the corporate structure of Shanda Online, an entity controlled by Shanda Interactive, immediately prior to this offering.

(1)	Shanda Online Holdings Limited was renamed Shanda Investment Holdings Limited on November 5, 2008.

(2)	Employee of Shanda Interactive.

Our Relationship with Shanda Interactive

Prior to the reorganization, our online game business was operated by Shanda Interactive, our parent, through its various subsidiaries and VIEs. In connection with the reorganization, which became effective on July 1, 2008, we entered into agreements with Shanda Interactive with respect to various ongoing relationships between the two companies, including a Master Separation Agreement, a Non-Compete and Non-Solicitation Agreement, a Cooperation Agreement and a Sales Agency Agreement. These agreements include provisions relating to (i) the transfer of assets and liabilities related to the online game business from Shanda Interactive to us, (ii) cross-indemnification of liabilities arising from breaches of the Master Separation Agreement or any related intercompany agreement, (iii) limitations on Shanda Interactive from competing with us in the online game business for a five-year period commencing July 1, 2008 with certain exceptions and (iv) our engagement of certain VIEs of Shanda Online to provide certain services that are critical to our business, including online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and distribution and data support services for a five-year period commencing July 1, 2008. For additional details of our agreements with VIEs of Shanda Online and the fees that we pay these VIEs, see “Our Relationship with Shanda Interactive”. A majority of our executive officers and employees are former employees of Shanda Interactive.

Upon the completion of this offering, Shanda Interactive will continue to be our controlling shareholder, with a shareholding of 78.11% of the combined total of our outstanding Class A and Class B ordinary shares, representing 97.27% of the voting rights of the combined total of our outstanding Class A and Class B ordinary shares due to the proportionately greater voting rights of the Class B ordinary shares it holds, which are entitled to 10 votes on matters subject to shareholders’ vote (as compared with one vote for Class A ordinary shares) or, assuming the underwriters exercise in full their over-allotment option to purchase additional ADSs, 74.83% of our combined total outstanding Class A and Class B ordinary shares, representing 96.75% of the combined total voting rights of our outstanding Class A and Class B ordinary shares. However, Shanda Interactive is not subject to any contractual obligation to maintain its share ownership other than the 180-day lock-up period as described in “Underwriting”.

We believe that our establishment as a standalone entity to focus on the online game business as part of the reorganization:

•	helps us to focus on developing, sourcing and operating high-quality online games;

•	provides us with a sharper focus and greater flexibility to pursue strategic opportunities to further strengthen our leadership position in the online game industry in China and to grow our online game business;

•	promotes greater accountability for our employees; and

•	better motivates our employees.

Our Corporate Information

Our principal executive offices are located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, 201203, People’s Republic of China, and our telephone number is +86 (21) 5050-4740. Our website address is http://www.shandagames.com. The information on our website does not form a part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions That Apply to This Prospectus

Unless otherwise indicated, information in this prospectus assumes that the underwriters have not exercised their over-allotment option to purchase up to 9,456,525 additional ADSs representing 18,913,050 Class A ordinary shares from the selling shareholder and assumes that there has been no vesting of options to purchase Class A ordinary shares or restricted shares granted to our executive officers and employees.

Except where the context otherwise requires and for purpose of this prospectus only:

•	“our PRC companies” refers to our PRC subsidiaries and our PRC operating companies;

•	“our PRC operating companies” refers to the Shulong entities, Chengdu Aurora and Chengdu Simo;

•	“our PRC subsidiaries” refers to Shengqu and Shengji;

•	“Shanda Interactive” refers to Shanda Interactive Entertainment Limited, a Cayman Islands company and our parent and indirect controlling shareholder, whose shares of ADSs are listed on the NASDAQ Global Select Market under the symbol “SNDA”, and, unless the context requires otherwise, its subsidiaries and VIEs, but excludes Shanda Games and its subsidiaries and VIEs;

•	“Shanda Group” refers to Shanda Interactive and its subsidiaries and VIEs and, unless the context requires otherwise, includes Shanda Games and its subsidiaries and VIEs;

•	“Shanda Online” refers to Shanda Investment Holdings Limited, a Cayman Islands company wholly-owned by Shanda Interactive, and, unless the context requires otherwise, its subsidiaries, including Shanda Computer (Shanghai) Co., Ltd., or Shanda Computer, and, in the context of describing its operations, also includes its VIEs, including Shanghai Shanda Networking Co., Ltd., or Shanda Networking, Nanjing Shanda Networking Co., Ltd., or Nanjing Shanda, and Shanghai Shengfutong Electronic Business Co., Ltd., or Shengfutong;

•	“Shulong entities” refers to Shanghai Shulong, Shanghai Shulong Computer Technology Co., Ltd., or Shulong Computer, and Nanjing Shulong Computer Technology Co., Ltd., or Nanjing Shulong; and

•	“we”, “us”, “our company” and “our” refer to Shanda Games, and, unless the context requires otherwise, its subsidiaries, including Shanda Games Holdings (HK) Limited, or Shanda Games (HK), Shanda Games International (Pte) Ltd., a Singapore company and our wholly-owned subsidiary, Shanda Games Korean Investment Limited, a British Virgin Islands company and our wholly-owned subsidiaries, Shengqu and Shengji, and, in the context of describing our operations, also include the Shulong entities, Chengdu Aurora Technology Development Co., Ltd., or Chengdu Aurora, a PRC company wholly-owned by Shanghai Shulong, and Chengdu Simo Technology Co., Ltd., or Chengdu Simo, a PRC company wholly-owned by Shanghai Shulong; when required by the context, references to “we”, “us”, “our company” and “our” include the online game business Shanda Interactive operated through its various subsidiaries and VIEs from January 1, 2007 to June 30, 2008.

This prospectus contains translations of certain Renminbi, or RMB, amounts into U.S. dollars at the rate of RMB6.8302 to US$1.00, the noon buying rate in effect on June 30, 2009. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or can be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 8, 2009, the daily exchange rate reported by the Federal Reserve Board was RMB6.8275 to US$1.00.

References in this prospectus to the operations of our business, financial condition and results of operations with respect to the period from January 1, 2007 to June 30, 2008 are to Shanda Interactive’s online game business operations as conducted by Shanda Interactive’s subsidiaries and VIEs. References in this prospectus to the operations of our business, financial condition and results of operations with respect to the period from July 1, 2008 to June 30, 2009 are to our operations as a standalone company subsequent to the reorganization. Since July 1, 2007, the results of operations of Actoz have been consolidated into our results of operations.

THE OFFERING

The following assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs in the offering, unless otherwise indicated.

ADSs offered by Shanda Games	13,043,500 ADSs.

ADSs offered by the selling shareholder	50,000,000 ADSs.

Price per ADS	We currently estimate that the initial public offering price will be between US$10.50 and US$12.50 per ADS.

ADSs outstanding immediately after this offering	63,043,500 ADSs (or 72,500,025 ADSs, if the underwriters exercise in full their over-allotment option to purchase additional ADSs).

Class A ordinary shares outstanding immediately after this offering	126,087,000 Class A ordinary shares (or 145,000,050 Class A ordinary shares, if the underwriters exercise in full their over-allotment option to purchase additional ADSs).

Class B ordinary shares outstanding immediately after this offering	450,000,000 Class B ordinary shares (or 431,086,950 Class B ordinary shares, if the underwriters exercise in full their over-allotment option to purchase additional ADSs).

Ordinary shares	Our share capital consists of Class A and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share shall be entitled to one vote on all matters subject to shareholders’ vote, and each Class B ordinary share shall be entitled to 10 votes on all matters subject to shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The ADSs	Each ADS represents two Class A ordinary shares, par value US$0.01 per share. The ADSs will be evidenced by the ADRs.

The depositary will hold the Class A ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement among us, the depositary and beneficial owners of ADSs from time to time.

If we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares underlying your ADSs. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 870,000 ADSs, to our directors, officers, employees, business associates and related persons through a directed share program.

Listing	We have applied to have our ADSs listed on the NASDAQ Global Select Market.

NASDAQ symbol	“GAME”

Depositary	JPMorgan Chase Bank, N.A.

Over-allotment option	Shanda Interactive, the selling shareholder, has granted to the underwriters an over-allotment option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 9,456,525 ADSs.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on or about , 2009. They will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected through, records maintained by DTC and its direct and indirect participants.

Use of proceeds	We expect that we will receive net proceeds of approximately US$140.6 million from this offering (after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$11.50 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus).

We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and funding possible future investments, joint ventures and acquisitions. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholder.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

Lock-up	We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of any of our ordinary shares or ADSs representing our Class A ordinary shares. Furthermore, each of our directors and executive officers and our existing shareholder, which is also the selling shareholder, have agreed to a similar 180-day lock-up. See “Underwriting”.

Dividend	In 2009, we declared an aggregate of US$102.6 million in cash dividends payable solely to Shanda Interactive. As of June 30, 2009, we had paid Shanda Interactive US$24.5 million of this amount and intend to pay Shanda Interactive the remaining amount from a bank loan. Purchasers of ADSs in this offering will not be eligible to participate in the foregoing dividends.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, both of which are included elsewhere in this prospectus.

The summary consolidated financial data presented below as of December 31, 2007, 2008 and June 30, 2009 and for the two years ended December 31, 2007 and 2008 and for the six months ended June 30, 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company on those consolidated financial statements is included elsewhere in this prospectus. The summary consolidated financial data presented below as of and for the six months ended June 30, 2008 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

Prior to the reorganization, our online game business was operated by Shanda Interactive through its various subsidiaries and VIEs. Effective July 1, 2008, pursuant to the reorganization, we assumed substantially all of the assets and liabilities related to Shanda Interactive’s online game business.

The reorganization was accounted for as a common control transaction, and, accordingly, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the periods presented and as if the online game business, including Actoz that Shanda Interactive subsequently transferred to us in the second quarter of 2009, was transferred to us from Shanda Interactive as of the earliest period presented.

For the period from January 1, 2007 to June 30, 2008, our consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows of the entities that were directly engaged in the online game business.

Our statements of operations and comprehensive income for the periods prior to the reorganization include all the historical costs related to the online game business including payments for certain services performed by various subsidiaries and VIEs of Shanda Interactive, which became Shanda Online after the reorganization, and an allocation of certain general corporate expenses of Shanda Interactive. These general corporate expenses primarily relate to corporate employee compensation costs, professional service fees and other expenses arising from the provisions of certain corporate functions, including finance, legal, technology, investment and executive management. We allocated these expenses based on estimates that our management believes are a reasonable reflection of the utilization of services provided to, or benefits received by, us.

For the period from July 1, 2008 to June 30, 2009, our consolidated financial statements consist of the financial statements of Shanda Games, including its subsidiaries and VIEs, as a standalone company.

Our management believes that the assumptions underlying our consolidated financial statements and the above allocations are reasonable. Our consolidated financial statements for the years ended December 31, 2007 and 2008, however, may not be reflective of our result of operations, financial position and cash flows had we been operated as a standalone company during those periods. Our historical results for any prior periods are not necessarily indicative of results to be expected for any future period. In addition, our audited results for the six months ended June 30, 2009 may not be indicative of our results for the full year ending December 31, 2009.

Summary Consolidated Statements of Operations Data

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008		2008	2009
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in millions, except per share data)

Net revenues:
Online MMORPG revenues	2,016.1	2,987.8	437.4	1,335.1	2,026.1	296.6
Online advanced casual game revenues	280.4	358.9	52.5	187.1	159.8	23.4
Other revenues	26.3	30.1	4.4	17.8	12.6	1.9

Total net revenues	2,322.8	3,376.8	494.3	1,540.0	2,198.5	321.9

Cost of revenues:
Third parties	(492.0)	(768.3)	(112.5)	(367.6)	(476.1)	(69.7)
Related parties	(769.1)	(721.1)	(105.6)	(379.1)	(405.0)	(59.3)

Total cost of revenues	(1,261.1)	(1,489.4)	(218.1)	(746.7)	(881.1)	(129.0)

Gross profit	1,061.7	1,887.4	276.2	793.3	1,317.4	192.9

Operating expenses:
Product development	(136.4)	(238.8)	(35.0)	(112.9)	(151.9)	(22.2)
Sales and marketing
Third parties	(125.4)	(124.4)	(18.2)	(58.4)	(79.1)	(11.6)
Related parties	—	(80.1)	(11.7)	—	(102.3)	(15.0)
General and administrative	(175.2)	(287.2)	(42.0)	(137.9)	(152.5)	(22.3)

Total operating expenses	(437.0)	(730.5)	(106.9)	(309.2)	(485.8)	(71.1)

Income from operations	624.7	1,156.9	169.3	484.2	831.6	121.8
Interest income	26.3	33.4	4.9	21.5	11.5	1.7
Investment income	*	—	—	—	0.2	*
Other income (expense), net	28.7	6.1	0.9	(16.2)	38.0	5.5

Income before income tax expenses and equity in earning (loss) of affiliated companies	679.7	1,196.4	175.1	489.5	881.3	129.0
Income tax expenses	(67.1)	(249.9)	(36.6)	(101.6)	(190.7)	(27.9)
Equity in earning (loss) of affiliated companies	(13.6)	0.9	0.1	(0.2)	(10.2)	(1.5)

Net income	599.0	947.4	138.6	387.7	680.4	99.6
Less: Net income attributable to non-controlling interest	(7.1)	(11.9)	(1.7)	(4.9)	(9.2)	(1.3)

Net income attributable to Shanda Games Limited	591.9	935.5	136.9	382.8	671.2	98.3

Earnings per ordinary share
Basic	1.08	1.70	0.25	0.70	1.22	0.18
Diluted	1.08	1.70	0.25	0.70	1.22	0.18
Earnings per ADS
Basic	2.16	3.40	0.50	1.40	2.44	0.36
Diluted	2.16	3.40	0.50	1.40	2.44	0.36

Share-based compensation included in:

Cost of revenues	(0.3)	(0.8)	(0.1)	(0.6)	(0.6)	(0.1)
Product development	(0.8)	(1.9)	(0.3)	(1.4)	(1.0)	(0.1)
Sales and marketing	—	(1.0)	(0.1)	(0.6)	(0.4)	(0.1)
General and administrative	(16.4)	(17.1)	(2.5)	(8.3)	(16.5)	(2.4)

* Less than 0.1.

Summary Consolidated Balance Sheets Data

	As of December 31,			As of June 30,
	2007	2008		2009
	RMB	RMB	US$	RMB	US$
	(in millions)

Total current assets	904.4	1,582.7	231.7	1,923.1	281.6
Total assets	1,857.3	2,444.1	357.8	2,856.4	418.2
Total current liabilities	606.9	1,178.0	172.5	1,798.1	263.3
Total liabilities	640.9	1,208.2	176.9	1,826.6	267.4
Total Shanda Games Limited shareholder’s equity	1,001.2	1,097.0	160.6	865.7	126.8
Non-controlling interest	215.2	138.9	20.3	164.1	24.0
Total equity	1,216.4	1,235.9	180.9	1,029.8	150.8
Total liabilities and equity	1,857.3	2,444.1	357.8	2,856.4	418.2

Summary Consolidated Statements of Cash Flows Data

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008		2008	2009
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in millions)

Net cash provided by operating activities	672.7	1,144.5	167.6	568.8	935.3	136.9
Net cash used in investing activities	(132.1)	(144.2)	(21.1)	(133.5)	(1,299.9)	(190.3)
Net cash provided by (used in) financing activities	(376.0)	(748.3)	(109.6)	(232.4)	532.4	77.9
Effect of exchange rate changes on cash	(7.1)	(16.7)	(2.4)	(7.4)	2.8	0.4

Summary Operating Data

The following table sets forth certain operating statistics for our MMORPGs.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009

Quarterly active paying accounts (in thousands)(1)	4,110	4,239	5,189	5,889	7,189	8,582
Average monthly revenues per active paying account (in RMB)(2)	51.9	54.7	49.6	49.8	43.9	41.9

The following table sets forth certain operating statistics for our advanced casual games.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009

Quarterly active paying accounts (in thousands)(1)	1,661	1,421	1,380	961	1,052	1,152
Average monthly revenues per active paying account (in RMB)(2)	19.8	20.8	23.7	25.5	27.8	20.9

(1) Quarterly active paying accounts refers to the aggregate number of active paying accounts for our online games during a given quarter.

(2) Average monthly revenues per active paying account refers to our online game revenues during a given quarter divided by quarterly active paying accounts, further divided by three.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before investing in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business and Our Industry

If we are unable to successfully develop and source new online games, our business prospects, financial condition and results of operations would be materially and adversely affected.

To remain competitive, we must continue to develop and source new online games that appeal to game players. We develop and source new online games through our multi-channel strategy, including in-house development, licensing, investments and acquisitions, co-development and co-operation. However, we cannot assure you that we will be successful in executing such strategy. If we fail to do so, our business, financial condition, results of operations and business prospects would be materially and adversely affected. The following summarizes risks relating to our multi-channel strategy.

•	In-house development of new online games and introduction of expansion packs for our existing online games

We must continue to successfully develop new online games in-house to expand our game portfolio and introduce updates and expansion packs, which are more substantial enhancements than updates, for our existing games to extend the commercial lifespan of our existing games.

Our ability to develop successful new online games in-house will largely depend on our ability to (i) anticipate and effectively respond to changing game player interests and preferences and technological advances in a timely manner, (ii) attract, retain and motivate talented online game development personnel and (iii) execute effectively our online game development plans. In-house development requires a substantial initial investment prior to the launch of a game, as well as a significant commitment of future resources to produce updates and expansion packs.

Our ability to introduce successful updates and expansion packs for our existing online games will also depend on our ability to collect and analyze user behavior data and feedback from the player community in a timely manner and to effectively incorporate features into our updates and expansion packs to improve the variety and attractiveness of our virtual items. We cannot assure you that we will be able to collect and analyze game player behavior data on a timely basis or that such data will accurately reflect game player behavior.

•	Maintaining good relationships with our licensors, extending licenses for our existing licensed online games and licensing new online games

We license many of our online games, including some of our most popular games, from third parties. In 2008 and the six months ended June 30, 2009, we derived approximately 65.7% and 69.8% of our net revenues, respectively, from online games that were licensed from third parties. We must maintain good relations with our licensors to ensure the continued smooth operation of our licensed games. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in a game. Moreover, certain marketing activities often require the consent of our licensors. Finally, our licenses may be terminated upon the occurrence of certain events, such as a material breach by us. Only some of our license agreements allow us to automatically extend the term of the license without renegotiating with the licensors. We may want to extend a license upon its expiration but may not be able to do so on terms acceptable to us or at all. Our licensors may also demand new royalty terms that are unacceptable to us. Our ability to continue to license our online games and to maintain good relationship with our licensors also affect our ability to license new games developed by the same licensors.

•	Investments in and acquisitions of other businesses that we believe may benefit our business

We intend to continue to invest in or acquire other businesses that complement our business or games that we believe may benefit us in terms of game player base or game portfolio. However, our ability to grow through such investments and acquisitions will depend on the availability of suitable candidates at an acceptable cost and our ability to consummate such transactions on commercially reasonable terms, as well as our ability to obtain any required governmental approvals. The identification and completion of these transactions may also require us to expend significant management and other resources. Moreover, the benefits of an investment or acquisition may take considerable time to materialize, and we cannot assure you that any particular transaction will achieve the intended benefits. Future acquisitions could also expose us to potential risks, including those associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of the acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.

•	Sourcing of new online games through co-development and co-operation

We co-develop online games with international game developers. We also co-operate certain games in China under nonexclusive licenses granted by third-party Chinese developers who also operate those same games on their own platform. We must maintain good relations with our co-developers and co-operators to ensure the continued smooth development or operation of our co-developed and co-operated games. We may incur significant cost overrun in game product development in our co-development arrangements. In addition, our newly co-developed games may not be well received by our game players. Our ability to co-develop and co-operate successful online games also depends on the availability of co-development and co-operation partner candidates.

We depend substantially on two MMORPGs, which accounted for approximately 75.9% and 77.0% of our net revenues in 2008 and the six months ended June 30, 2009, respectively, and have finite commercial lifespans.

Mir II and Woool, which are two of our MMORPGs, contributed approximately 55.3% and 20.6% of our net revenues, respectively, in 2008 and 56.4% and 20.6% of our net revenues, respectively, in the six months ended June 30, 2009. We expect to continue to derive a substantial majority of our net revenues from Mir II and Woool in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Mir II or Woool, including:

•	any reduction in purchases of virtual items by Mir II or Woool players;

•	a decrease in the popularity of either game in China due to increased competition or other factors;

•	failure to improve, update or enhance Mir II or Woool in a timely manner; or

•	any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to Mir II or Woool.

As with other online games, Mir II and Woool have finite commercial lifespans. We believe that Mir II and Woool, which we launched in 2001 and 2003, respectively, are in the more mature stages of their commercial lifespan. While we were able to reverse the decreasing trend in revenues from these two games with the adoption of our item-based revenue model in November 2005 and have since been able to continue to increase our revenues from both games, we cannot assure you that revenues from these games will not decline in the future. We may also be able to extend the commercial lifespan of Mir II and Woool by enhancing, expanding and upgrading Mir II and Woool to include new features that appeal to existing players and attract new players. If we are not able to extend the commercial lifespan of Mir II and Woool, our business prospects, financial condition and results of operations may be materially and adversely affected.

Our new games, such as AION, may not be commercially successful, and we may fail to launch new games according to our timetable, or at all.

In order to remain competitive, we must introduce new online games that are attractive to our game players and can generate additional revenues and diversify our revenue sources. The games in our announced pipeline only represent our current expectations. We cannot assure you that we will launch these games or that these games, if launched, will be commercially successful, and you should not use the success of our existing games as an indication of the future commercial success of any of the online games in our pipeline. Although we have launched several new online games in the past three years, none of these games individually has been able to contribute 10% or more of our net revenues annually. There are many factors that could adversely affect the popularity of our new games, and if our new games are not commercially successful, our business prospects and results of operations would be materially and adversely affected and we may not be able to recover our game sourcing or development costs, which can be significant. For example, in April 2009, we launched AION, an MMORPG that we licensed from NCSoft Corporation, a leading South Korean game developer, operator and publisher. While the launch of AION has generated significant market attention, we cannot assure you that AION will be commercially successful or meet market expectations. The failure of new games such as AION to become commercially successful could adversely affect market confidence in our future growth prospects and result in a drop in the market price of our ADSs.

The timing of the launch of our pipeline games is also critical to our business. We also cannot assure you that we will be able to launch these games based on our current timetable or at all. A number of factors, including technical difficulties, insufficient game development personnel, a lack of marketing or other resources or acceptance of or interest in the new games among game players during the testing phase and adverse developments in our relationship with the licensors of our new licensed games, could result in delays in launching or prevent us from launching our new games or at all. If we fail to launch new games according to our timetable or at all, we may disappoint the game player base, fail to meet the targets for our anticipated financial and operating results or lose our market leadership position to our competitors, any of which may have a material adverse effect on our business, financial condition and results of operations.

Our new games may attract game players away from our existing games, which may have a material adverse effect on our business, financial condition and results of operations.

Our new online games may attract game players away from our existing games and shrink our existing games’ player base, which could in turn make those existing games less attractive to other game players, resulting in decreased revenues from our existing games. Players of our existing games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games. In addition, our game players may migrate from our existing games with a higher profit margin to new games with a lower profit margin. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

Changes or adjustments we make to our existing or new games may not be well received by our game players.

As we develop new online games or introduce updates and expansion packs to our existing games, we closely monitor our game players’ tastes and preferences and may introduce or change certain game features or game play styles to make our games more attractive. We cannot assure you that these changes or adjustments will be well received by our game players, who may decide not to play the new game or cease playing the existing game. As a result, any changes or adjustments we make to existing or new games may adversely impact our revenues and business prospects.

There are risks that the revenue models we adopt for our online games may not be suitable.

We currently operate substantially all of our online games using the item-based revenue model and have generated, and expect to continue to generate, a substantial majority of our revenues using this revenue model.

Although we have adopted the item-based revenue model for substantially all of our online games, it may not be the best revenue model for our games. The item-based revenue model requires us to develop or license online games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If we fail to develop or offer virtual items which game players purchase, we may not be able to effectively convert our game player base into paying users. In addition, the item-based revenue model may cause additional concerns from PRC regulators who have been implementing regulations designed to reduce the amount of time that the Chinese youth spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, we may change the revenue model for some of our online games if we believe the existing revenue models are not optimal. We cannot assure you that the revenue model that we have adopted for any of our online games will continue to be suitable for that game, or that we will not in the future need to switch our revenue model or introduce new revenue model for that game. A change in revenue model could result in various adverse consequences, including disruptions of our game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of our game players or decreases in the revenues we generate from our online games.

Our business could suffer if we do not successfully manage our current growth and potential future growth.

To execute our growth strategies, we anticipate that we will need to manage and supervise our current game portfolio, as well as develop and source additional games. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our game licensors, co-developers, co-operators, game players and third-party service providers. In addition, we need to implement various new or upgraded operational and financial systems, procedures and controls and to improve our accounting and other internal management systems, all of which will require substantial management efforts and financial resources and may divert our management’s attention from running our business or otherwise harm our operations. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies or manage our growth, and any failure to do so may limit our future growth and hamper our business strategy.

We face risks associated with the licensing of our games internationally, and if we are unable to effectively manage these risks, our ability to expand our business internationally could be impaired.

As of June 30, 2009, we licensed six online games to game operators in a number of countries or regions. We plan to further license our existing and new games in more countries and regions.

Licensing our games in the international markets exposes us to a number of risks, including:

•	identifying and maintaining good relations with game operators who are knowledgeable in, and can effectively distribute and operate our games in, international markets;

•	negotiating licensing agreements with game operators on terms that are commercially acceptable to us and enforcing the provisions of those agreements;

•	developing games, updates and expansion packs catering to overseas markets and renewing our license agreements with game operators upon expiration;

•	maintaining the reputation of our company and our games, given that our games are operated by game operators in the international markets with different standards;

•	protecting our intellectual property rights overseas and managing the related costs;

•	auditing the royalties we are entitled to receive;

•	complying with the different commercial and legal requirements of the international markets in which our games are offered, such as game import regulatory procedures, taxes and other restrictions and expenses; and

•	managing our foreign currency risks.

In addition, our plan to continue to license our games in international markets may also be adversely affected by public opinion or government policies in markets in which we license our games. For example, South Korea requires online game operators, including our subsidiary Actoz, to obtain ratings classifications for online games and implement procedures to restrict minors from accessing online games. If we are not able to license our games internationally as planned, our business, financial conditions and results of operations would be materially and adversely affected.

We or our licensors, co-developers, co-operators or investees may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, co-developers, co-operators or investees, may materially disrupt our business.

We cannot be certain that in-house developed, licensed, co-developed or co-operated online games or other content posted on our website do not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. As of August 31, 2009, 14 of the games we operated were developed in-house, 10 were licensed from third parties and five were invested in or acquired from third parties. We or any of our licensors, co-developers, co-operators or online game developers and operators in which we have invested through 18 Capital may be perceived or alleged to infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties and become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others. For example, in 2003, Actoz and Wemade Entertainment Co., Ltd. filed a lawsuit against Shanda Interactive in the Beijing First Intermediate People’s Court alleging copyright infringement and unfair competition claims with respect to Woool. These claims were settled in February 2007.

If we, our licensors, co-developers, co-operators or online game developers and operators in which we have invested through 18 Capital are found to have violated the intellectual property rights of others, we may be subject to monetary damages and be enjoined from using such intellectual property, or we may incur new or additional licensing costs if we wish to continue using the infringing content, be forced to develop or license alternatives or be forced to stop operating a game, any of which may materially and adversely affect our business and results of operations. In addition, we may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit.

Some of our employees were previously employed at other companies, including some of our current and potential competitors. To the extent these employees or any employees we may hire in the future are involved in research that is similar to the research that they performed at their former employers, our competitors may file lawsuits or initiate proceedings against us alleging that these employees violated the intellectual property rights, such as trade secret rights, of their former employers. Although we are not aware of any pending or threatened claims alleging these types of violations of intellectual property rights, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could be costly and divert financial and management resources.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, service marks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business, whether owned by us or licensed to us, may adversely affect our business and reputation.

We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, licensors, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, third parties may obtain and use intellectual property that we own or license without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights may materially and adversely affect our business.

For instance, pirate game servers illegally operate unauthorized copies of our online games and enable players to play those games without purchasing prepaid cards for our online games. Despite our efforts to shut down pirate game servers, we believe that a significant number of pirate game servers continue to operate unauthorized copies of our online games. If pirate game servers continue to operate any of our online games, our business, financial condition and results of operations may be materially and adversely affected.

The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures in the PRC are uncertain and do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in the United States and other developed countries. Policing unauthorized use of intellectual properties is difficult and expensive. Any steps we have taken to prevent the misappropriation of our intellectual properties may be inadequate. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

Our business may be materially harmed if our online games are not featured prominently in a sufficient number of Internet cafes in China.

A substantial number of game players access our games through Internet cafes in China. Due to limited hardware capacity, Internet cafes generally feature a limited number of games on their computers. We thus compete with a growing number of online game operators to have our online games featured on these computers. This competition has intensified in China due to a nationwide suspension of approval for the establishment of new Internet cafes in 2007. See “— Risks Relating to Regulation of Our Business and to Our Structure — The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for our users to play online games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our game player base”. If we fail to feature our games prominently and sufficiently in Internet cafes in China or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

We depend on certain VIEs of Shanda Online to provide services that are critical to our business. The termination of either or both of these service agreements or any failure of or significant quality deterioration in these services could have a material adverse effect on our business, financial condition and results of operations.

We have engaged certain VIEs of Shanda Online to provide certain services that are critical to our business. Pursuant to the Amended and Restated Cooperation Agreement between Shanda Networking and Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, we have engaged Shanda Networking to provide certain services, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services for a period of five years commencing July 1, 2008. Pursuant to the Amended and Restated Sales Agency Agreement between Shengfutong and the Shulong entities, we have engaged Shengfutong for a period of five years commencing July 1, 2008 as the sales agent for the distribution of prepaid cards which are required to purchase virtual items or time units in our online games. Under the terms of these agreements, we are not permitted to engage any other party to provide such services to us, while Shanda Networking and Shengfutong are permitted to provide such services to other parties.

Since we do not control Shanda Networking and Shengfutong, and because we depend on Shanda Networking and Shengfutong for the provision of services that are critical to the operation of our online game business, we face certain risks with respect to our arrangements with such entities. If Shanda Networking or Shengfutong breaches its respective obligations under the respective agreements, terminates these agreements, or refuses to renew these agreements on terms acceptable to us or at all, we may not be able to find a suitable alternative service provider or be able to establish our own integrated service platform or distribution network in a timely manner. Similarly, if we breach the terms of the agreements, Shanda Networking or Shengfutong could terminate these agreements and halt services that are critical to our online game business. Termination of either or both of these agreements could have a material adverse effect on our business, financial condition and results of operations.

Any failure of or significant quality deterioration in Shanda Networking’s integrated service platform could materially and adversely affect our business. For example, we rely on Shanda Networking’s customer service representatives as the first point of contact to serve our game players. Shanda Networking handles customer requests such as providing account settlement-related services, retrieving forgotten passwords and recovering lost user accounts, and liaises with our game management team if the inquiries involve game-related technical problems, such as recovering virtual items and in-game characters. We also rely on Shanda Networking to provide user authentication services for our game players who access our games through Shanda Networking’s integrated service platform. If Shanda Networking fails to address customer service requests properly and in a timely manner, our game players may be unable to access our games or attribute any unpleasant experience with Shanda Networking’s customer service to us, which could harm our reputation. As a result, we may fail to retain existing and attract new game players and our business, financial condition and results of operations could be materially and adversely affected.

Furthermore, we rely on Shengfutong to provide prepaid card distribution services. Shengfutong relies heavily on a distribution network composed of third-party distributors for its sales to game players. As Shengfutong does not enter into long-term agreements with any of its distributors, there can be no assurance that Shengfutong will be able to continue to maintain favorable relationships with them. If Shengfutong fails to maintain a stable and efficient distribution network or if there is any failure of or significant quality deterioration in Shengfutong’s distribution services, our game players may be unable to purchase prepaid cards for our games, and as a result, we may fail to retain existing and attract new game players, and our business, financial condition and results of operations could be materially and adversely affected.

Shanda Networking provides integrated platform services to some of our competitors, which may have a material adverse effect on our business.

Shanda Networking provides integrated platform services to other online game companies that compete with us, including Kingsoft Corporation Limited, or Kingsoft, LineKong Entertainment Technology Co., Ltd. and Shanghai Storm Information Technology, Co., Ltd., or Shanghai Storm, and may enter into additional similar commercial relationships with other online game companies. These commercial relationships may strengthen these online game companies’ market share and enable them to achieve market acceptance of their game and services, which may have a material adverse effect on our business. In particular, the online games that our competitors offer through Shanda Networking’s integrated service platform may attract away players of our games and shrink our games’ player base, which could in turn make our games less attractive to other players. Furthermore, if our current game players spend money to play or purchase virtual items in our competitors’ games offered through Shanda Networking’s integrated service platform that would otherwise have been spent on our games, our business, financial conditions and results of operations could be materially and adversely affected.

We could be liable for any failure, service interruption or security breach of Shanda Networking’s online payment platform, and the reduction in sales made through those channels may have a material adverse impact on our revenues.

Currently, we rely on the online payment system on Shanda Networking’s integrated service platform for all of our direct sales of our virtual prepaid cards to our game players. Secured transmission of confidential information, such as game players’ credit card numbers and expiration dates, personal information and billing addresses over public networks, is essential to maintaining consumer confidence in such payment channels and to allowing us to collect payments on a timely basis. We expect that an increasing amount of the direct sales of prepaid cards will be conducted over the Internet as a result of the growing use of online payment systems. As a result, associated online crime will likely increase as well and we cannot assure you that Shanda Networking’s current security measures and those of the third parties with whom Shanda Networking transacts business are adequate. Security breaches of these online payment systems could result in non-collection of payments, expose us to litigation and possible liability for failing to protect confidential game player information and could harm our reputation and our ability to retain existing and attract new game players and to encourage the consumption of our online games by game players.

We face the risks of uncertainties in the growth of the online game industry and market acceptance of our online games.

The growth of this industry and the level of demand and market acceptance of our online games are subject to a high degree of uncertainty. Our results of operations will depend on factors beyond our control, including:

•	the growth rate in the number of users of personal computers, Internet and broadband in China and other markets in which our online games are offered;

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	changes in consumer demographics, tastes or preferences;

•	the popularity and price of new online games and virtual items that we and our competitors launch and distribute;

•	our ability to timely upgrade and improve our existing games to extend their commercial lifespan and to maintain or expand their market share in the online game industry;

•	the availability and popularity of other forms of entertainment, particularly console system games such as those made by Microsoft, Nintendo and Sony, which are already popular in many other countries and may gain popularity in China and other countries or regions in which we market our online games; and

•	general economic conditions, particularly economic conditions that impact the level of discretionary consumer spending.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Although MMORPGs are currently popular in China, there is no assurance that they will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMORPGs that we operate, would adversely affect our business prospects and results of operations. We must be able to track and respond to these changes in game players’ preferences in a timely and effective manner. Furthermore, given that the item-based revenue model relies on in-game purchases, we must be able to track and respond quickly to changes in game preferences and consumer spending trends.

We may not be able to adapt to the rapidly evolving online game industry in China.

China’s online game industry is evolving rapidly. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. We evaluate these changes as they emerge and strive to adapt our business and operations in order to maintain and strengthen our leadership in the industry. However, we cannot assure you that we will be able to do so successfully, which may have a material adverse effect on our business, financial condition and results of operations.

We face significant competition which could reduce our market share and materially and adversely affect our business, financial condition and results of operations.

The online game industry in China is highly competitive. In recent years, numerous competitors have entered the online game industry in China. We expect more companies to enter the market and we expect a wider range of online games to be introduced to China. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. Other online game operators or developers, such as China-based Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited and The9 Limited, as well as international game developers, such as Activision Blizzard, Inc., Electronic Arts Inc., NCSoft Corporation, Nexon Corporation, NHN Corp. and Webzen, Inc., are our current or potential future competitors. As the online game industry in China is constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken our brand name and achieve greater market acceptance than ours. In addition, even if we are successful in launching new online games, competitors may launch similar online games which compete for potential game players. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with larger, more established and better financed companies and therefore, obtain significantly greater financial, marketing and game licensing and development resources than us. In addition, increased competition in the online game industry in China could make it difficult for us to retain existing players and attract new players. Moreover, we may face competition from console systems that have achieved significant success in markets other than China but have yet to be permitted to be sold legally in China due to regulatory and other reasons. If these console systems, many of which are strengthening their online game features, are permitted to be sold in China, we may face additional competition. We also compete with other forms of entertainment, such as television and movies. If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services or are unable to attract new key employees.

Our future success is heavily dependent upon the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership ability of Mr. Qunzhao Tan, our chairman, the president and chief technology officer of Shanda Interactive and the co-founder of our business, Mr. Tianqiao Chen, our director, the chairman of Shanda Interactive and the co-founder of our business, Ms. Diana Li, our director and chief executive officer, Mr. Hai Ling, our president, Mr. Richard Wei, our chief financial officer, Mr. Xiangdong Zhang, our chief producer and Mr. Jisheng Zhu, our chief technology officer and acting chief operating officer. We also rely on a number of key technology officers and staff for the development and operation of our online games. In addition, as we expect to focus increasingly on the development of our own online games, we will need to continue attracting and retaining skilled and experienced online game development personnel to maintain our competitiveness.

If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our key personnel. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, suppliers and key professionals and staff. All of our employees, including each of our executive officers and key employees, have entered into an employment agreement with us, which contains customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as those in countries such as the United States. Thus, if we are required to enforce our rights under the non-compete provisions, we cannot assure you that a PRC court would enforce such provisions. Furthermore, since the demand and competition for talent is intense in our industry, particularly for online game development personnel and related technical personnel, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. We cannot assure you that we will be able to attract or retain the key personnel that we will need to implement our strategies and achieve our business objectives.

Our business may be adversely affected by the global economic downturn and the slowdown of China’s economy.

We rely on the spending of our game players for our revenues, which may in turn depend on the players’ level of disposable income, perceived future earnings and willingness to spend. Economies around the world have deteriorated since 2008. Global markets have experienced significant financial turmoil and upheaval characterized by the extreme volatility and declines in prices of securities and commodities, diminished credit availability, inability to access capital markets, waves of bankruptcies, rising unemployment rates and declining consumer and business confidence. In addition, China’s economy experienced a slowdown after the second quarter of 2008, when the quarterly growth rate of China’s gross domestic product reached 11.9% and was further exacerbated by the recent global financial crisis and economic downturn. In the first quarter of 2009, the growth rate of China’s gross domestic product decreased to 6.1% on an annual basis. As a result, beginning in September 2008, among other measures, the PRC government began to loosen fiscal measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008, the PRC government announced an economic stimulus package in the amount of US$586 billion.

It is uncertain how long the global crisis in the financial services and credit markets will continue for and how much of an adverse impact it will have on the global economy in general and the economies in China and other jurisdictions where we license our online games in particular. We cannot assure you that the various fiscal measures and monetary policies adopted by the PRC government, including the economic stimulus package discussed above, will be effective in sustaining the growth rate of the Chinese economy. In addition, such measures and policies, even if they benefit the overall Chinese economy in the long term, may adversely affect us if they result in a reduction of the disposable income of our game players. Due to such uncertain economic conditions, our game players may reduce the amount they spend on our online games. In addition, our plan to expand our business internationally may be adversely affected by an economic downturn in the countries or regions where we license or intend to license our online games. The occurrence of any of the foregoing would adversely affect our business, financial conditions and results of operations.

If we fail to anticipate or successfully implement new technologies, our games may become obsolete or uncompetitive, and our business prospects and results of operations could be materially and adversely affected.

The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and assess their market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. We also need to invest significant financial resources in product development to keep pace with technological advances. However, development activities are inherently uncertain, and our significant expenditures on technologies may not generate corresponding benefits. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received by our game players. In addition, we may incur significant cost overrun in product development, which would materially and adversely affect our business prospects and results of operations.

Errors or defects in our online games and the proliferation of cheating programs could materially and adversely affect our business prospects and results of operations.

Our online games may contain errors or other defects. In addition, parties unrelated to us have developed, and may continue to develop, Internet cheating programs that enable game players to obtain unfair advantages over other game players who do not use such programs. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of errors or defects in our online games or our failure to discover and disable cheating programs affecting the fairness of our game environment could disrupt our operations, damage our reputation and discourage our game players from playing our games. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations.

Network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business prospects and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure, including as a result of natural disasters such as earthquakes and floods, may cause significant harm to our reputation and our ability to retain existing and attract new game players. We maintain a distributed server network architecture with third-party service providers hosting servers in more than one hundred cities throughout China. We do not maintain full backup for our server network hardware.

Major risks involved in such network infrastructure include:

•	any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware; and

•	any disruption or failure in the national backbone network, which would prevent our players outside Shanghai from logging on to any of our games, or playing games for which the servers are all located in Shanghai.

In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our games or deterioration in the quality of access to our games could reduce our game players’ satisfaction. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

The successful operation of our business and implementation of our growth strategies, including our ability to accommodate additional game players in the future, depend upon the performance and reliability of the Internet infrastructure and fixed line and wireless telecommunications networks in China.

Although there are private sector Internet service providers in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines and wireless telecommunication networks. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet and may not support the demand necessary for the continued growth in Internet usage. Although the PRC government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we have no access to alternative networks and services on a timely basis, if at all, in the event of any infrastructure disruption or failure, which could have a material adverse effect on our business, financial condition and results of operations.

The limited use of personal computers in China and the relatively high cost of Internet access may limit the development of the Internet in China and thus impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate of personal computers in China is still much lower than that in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the greater availability of broadband Internet access, the cost of personal Internet access, in contrast with Internet access through Internet cafes, remains relatively high in comparison to the average per capita income in China. These factors may limit the growth of our business. Furthermore, any Internet access or other telecommunications fee increase could reduce the number of game players who play our online games.

We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliate companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.

As part of our multi-channel game content sourcing strategy, we acquire or invest in online game companies and license online games from third parties. We record acquisition goodwill, investments in affiliate companies and acquired intangible assets on our balance sheet in connection with such acquisitions, investments and licensing arrangements, respectively. We are required to review our acquisition goodwill for impairment at least annually and review our investments in affiliate companies and acquired intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, including a decline in stock price and market capitalization and a slow down in our industry, which may result from the recent global economic slowdown. If the carrying value of our acquisition goodwill, investments in affiliate companies or acquired intangible assets were determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our acquisition goodwill, investments in affiliate companies or acquired intangible assets is determined to be impaired, which would adversely affect our results of operations.

We have limited business insurance coverage in China.

China’s insurance industry is still at an early stage of development. In particular, PRC insurance companies do not offer many business insurance products available in other countries. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might cause us to incur substantial costs and the diversion of resources.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and as a result investor confidence and the market price of our ADSs may be adversely affected.

We will be subject to the reporting obligations under the U.S. securities laws following this offering. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2010. When we were a business unit of Shanda Interactive, we were required to maintain an effective internal control over financial reporting as part of Shanda Interactive’s compliance with Section 404 of the Sarbanes-Oxley Act. However, in light of our new status as a public company upon the closing of this offering, our management will have to evaluate our internal control system independently with new thresholds of materiality and to implement necessary changes to account for that status. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse report on the effectiveness of our internal control over financial reporting or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. During the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We also anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and important to help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis and result in the loss of investor confidence in the reliability of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, could be materially and adversely affected.

You may not be able to rely on our quarterly operating results as an indication of our future performance because our quarterly operating results may be subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are beyond our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including, but not limited to:

•	our ability to retain existing users, attract new game players at a steady rate and maintain user satisfaction;

•	the announcement or introduction of new games or updates or expansion packs to existing games by us or our competitors;

•	the range, number and pricing of virtual items available for sale;

•	technical difficulties, system downtime or Internet failures;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•	the adoption of new, or changes to existing, governmental regulations;

•	seasonality effect during holidays in the second quarter and the fourth quarter, when generally, fewer game players play our games;

•	a shortfall in our revenues relative to our forecasts and a decline in our operating results;

•	the introduction and nationwide roll-out of the third-generation wireless telecommunication network in China; and

•	economic conditions in general and specific to the online game industry and to China.

As a result, you should not rely on quarter-to-quarter or semi-annual-to-semi-annual comparisons of our operating results as set forth in this prospectus as indicators of our likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.

Risks Relating to the Reorganization and Our Continued Relationship with Shanda Interactive

We have limited experience operating as a standalone company.

As a part of the reorganization, Shanda Interactive, our parent, transferred substantially all of its assets and liabilities relating to its online game business to us and we began to operate as a standalone company.

Although we had operated as a business unit of Shanda Interactive prior to the reorganization, we have had limited experience in conducting our operations as a standalone company. For example, we only recently formed our senior management team. As we adjust to operating as a standalone company, we may not be able to react as quickly as our competitors to changes in the industry and markets in which we compete. In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and investor relations, any of which may divert our management’s attention from running our business.

As we have limited experience in operating as a standalone company, we may need to acquire assets in addition to those contributed to us in connection with the reorganization. We may fail to acquire these assets that prove to be important to our operations or may not be able to integrate all of our assets.

Our ability to operate our business effectively may suffer if we do not, quickly and cost-effectively, establish our own financial, administrative and other support functions in order to operate as a standalone company.

Historically, we have relied on financial, administrative and other resources of Shanda Interactive to operate our business. In view of our proposed initial public offering, we must continue to build up our own financial, administrative and other support systems or contract with third parties to replace those previously provided by Shanda Interactive. Any failure or significant disruption in our own financial or administrative systems could have an adverse impact on our business operations, such as paying our suppliers and employees, executing foreign currency transactions or performing other administrative services on a timely basis.

Our financial information included in this prospectus may not be representative of our results as a standalone company.

For the period from January 1, 2007 to June 30, 2008, our consolidated financial statements were prepared on a combined basis. We made numerous estimates, assumptions and allocations in our financial information because Shanda Interactive did not account for us, and we did not operate, as a standalone company for any period prior to July 1, 2008. Before Shanda Interactive transferred the assets and operations of its online game business to us effective July 1, 2008, the operations of our online game business had been carried out by Shanda Interactive.

For the period from January 1, 2007 to June 30, 2008, our consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows of the entities that were directly engaged in the online game business. With respect to operating expenses, an allocation of certain general corporate expenses of Shanda Interactive which are directly related to the online game business, such as corporate employee compensation costs, professional service fees and other expenses arising from the provisions of certain corporate functions including finance, legal, technology, investment and executive management, was also included. The allocation is based on a variety of factors depending upon the nature of the expenses being allocated, including the number of employees and historical revenue, as well as estimated time incurred by Shanda Interactive’s executives for the online game business.

Although our management believes that the assumptions underlying our consolidated financial statements for the periods prior to the reorganization and the above allocations are reasonable, our consolidated financial statements for the years ended December 31, 2007 and 2008 may not be reflective of our result of operations, financial position and cash flows had we been operated as a standalone company during those periods. Therefore, our historical financial information may not be a reliable indicator of what our results of operations, financial position and cash flows will be in the future.

We may not be able to continue to receive the same level of support from Shanda Interactive.

Our online game business has benefited significantly from Shanda Interactive’s brand name and strong market position in China. In addition, we have benefited from using Shanda Networking’s integrated service platform, which provides Shanda Interactive’s large number of registered game players with access to our online games, and Shengfutong’s prepaid card distribution services. Although we have entered into the Amended and Restated Non-Compete and Non-Solicitation Agreement, Amended and Restated Cooperation Agreement, Amended and Restated Sales Agency Agreement and other related agreements with Shanda Interactive, we cannot assure you that we will be able to continue to receive the same level of support from Shanda Interactive in the future.

Some of the terms of our agreements with Shanda Interactive and its affiliates may be less favorable to us than similar agreements negotiated between unaffiliated third parties.

The various agreements that we, as a wholly-owned subsidiary of Shanda Interactive, entered into with Shanda Interactive and its affiliates may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. For example, pursuant to the Amended and Restated Cooperation Agreement and the Amended and Restated Sales Agency Agreement, we have engaged certain VIEs of Shanda Online to provide services that are critical to our business, including online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and distribution and data support services for a five-year period commencing July 1, 2008. While we believe we benefit from these agreements, such agreements were negotiated between a parent company and its wholly-owned subsidiary in connection with the reorganization and therefore may not reflect the terms that would have been reached by two unaffiliated parties negotiating at arm’s length. Moreover, pursuant to our Master Separation Agreement with Shanda Interactive, we agreed to indemnify Shanda Interactive for, among other things, liabilities arising from litigation and other contingencies related to our online game business and assumed these liabilities as part of the reorganization. The allocation of assets and liabilities between Shanda Interactive and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as Shanda Interactive continues to control us, we may not be able to bring a legal claim against Shanda Interactive in the event of a contractual breach, notwithstanding our contractual rights under the agreements described above and any other agreement we may enter into with Shanda Interactive from time to time.

The Amended and Restated Non-Compete and Non-Solicitation Agreement with Shanda Interactive, our parent, contains certain exceptions and may not be effective in preventing Shanda Interactive from engaging in certain transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business.

In connection with the reorganization, we entered into a Non-Compete and Non-Solicitation Agreement (which was amended and restated on September 10, 2009) with Shanda Interactive, our parent, pursuant to which Shanda Interactive has agreed, for a period of five years commencing July 1, 2008, not to engage, and to cause each other member of the Shanda Group (other than Shanda Games) not to engage, directly or indirectly, in the online game business anywhere in the world. This agreement is subject to important exceptions, namely, (1) certain of Shanda Interactive’s subsidiaries may continue to engage in their current PC network and e-sports platform businesses, online interactive music community, and online chess and board game platform business, (2) Shanda Interactive may acquire equity interests in a company that does not have more than 25.0% of its gross revenues (based on the latest annual audited financial statements of the investee company) attributable to the online game business and (3) Shanda Interactive may operate virtual communities with certain online game features, provided that such features do not constitute the core business model of such community. In addition, the agreement permits Shanda Interactive to acquire or invest in any third party engaging in the online game business if, after using its reasonable best efforts to make such investment opportunity available to us as required under the agreement, we do not pursue such opportunity; provided that Shanda Interactive’s equity interest in such third party shall not exceed 50%. Because of the exceptions to the agreement described above, we cannot assure you that the Amended and Restated Non-Compete and Non-Solicitation Agreement will be effective in preventing Shanda Interactive from engaging in certain conduct or transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business. Even if there is no actual direct or indirect competition to our online game business, the perception by investors or securities analysts of possible competition from Shanda Interactive could adversely affect our business prospects and the price of our ADSs. Nor can we assure you that Shanda Interactive will not breach the Amended and Restated Non-Compete and Non-Solicitation Agreement. Although non-compete and non-solicitation agreements are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such agreements is not as well-developed as those in countries such as the United States. Thus, if we were required to enforce our rights under the Amended and Restated Non-Compete and Non-Solicitation Agreement, we cannot assure you that a PRC court would enforce such agreement. Even if such agreement is enforced, we may not receive adequate remedies from courts in China or elsewhere. In addition, Shanda Interactive may not extend or renew the Amended and Restated Non-Compete and Non-Solicitation Agreement and may decide to compete with us upon expiration of the agreement.

Shanda Interactive will control the outcome of shareholder actions in our company.

Under our amended and restated memorandum and articles of association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We will issue and sell, and Shanda Interactive, which is the selling shareholder, will sell, Class A ordinary shares represented by our ADSs in this offering. Assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, upon the completion of this offering, Shanda Interactive will hold 450,000,000 Class B ordinary shares, or 78.11% of the combined total outstanding ordinary shares (representing 97.27% of the total voting rights) in our company. Shanda Interactive’s shareholding, in particular the greater voting rights of the Class B ordinary shares it holds, gives it the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NASDAQ requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, Shanda Interactive could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

As a result of Shanda Interactive’s ownership of Class B ordinary shares, Shanda Interactive’s voting power may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, Shanda Interactive’s voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, Shanda Interactive may approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to you in such an event. See “Description of Share Capital — Differences in Corporate Law — Mergers and Similar Arrangements” for a detailed discussion of the new merger and consolidation provisions under Cayman Islands law. In addition, Shanda Interactive is not prohibited from selling a controlling interest in us to a third party and may do so without your approval. If Shanda Interactive sells its controlling interest in us to a third party, is acquired or otherwise undergoes a change of control, any acquiror or successor will be entitled to exercise voting control over the Class B ordinary shares held by Shanda Interactive and may do so in a manner that could vary significantly from that of Shanda Interactive.

In addition, our director, Mr. Tianqiao Chen, owns a substantial equity interest in Shanda Interactive, serves as its chairman and chief executive officer and controls its corporate actions, and thereby controls the outcome of shareholder actions in our company indirectly through Shanda Interactive. Mr. Chen’s voting control could also cause transactions to occur that might not be beneficial to you as a holder of ADSs and could prevent transactions that would be beneficial to you.

We may have conflicts of interest with Shanda Interactive. Because of Shanda Interactive’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Indemnification arrangements with Shanda Interactive. In connection with the reorganization, we have agreed to indemnify Shanda Interactive with respect to liabilities relating to our online game business, including operations of that business when it was a business unit of Shanda Interactive prior to the reorganization. These indemnification arrangements could result in our having interests that are adverse to those of Shanda Interactive, such as different interests with respect to settlement arrangements in the event of litigation.

•	Non-compete agreement with Shanda Interactive. Shanda Interactive has agreed not to compete with us in the online game business anywhere in the world for a five-year period commencing July 1, 2008, subject to certain exceptions that may present conflicts of interests. See “— Risks Relating to the Reorganization and Our Continued Relationship with Shanda Interactive — The Amended and Restated Non-Compete and Non-Solicitation Agreement with Shanda Interactive, our parent, contains certain exceptions and may not be effective in preventing Shanda Interactive from engaging in certain transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business”.

•	Employee recruitment and retention. Because both Shanda Interactive and we operate primarily in Shanghai and are engaged in the interactive entertainment business, we may compete with Shanda Interactive in the hiring of new employees, in particular with respect to those involved in interactive entertainment content development and operation. While the Amended and Restated Non-Compete and Non-Solicitation Agreement restricts Shanda Interactive from inducing any of our employees to terminate his or her employment with us, we cannot assure you that Shanda Interactive will not breach this agreement.

•	Our board members or executive officers may have conflicts of interest. Mr. Qunzhao Tan, our chairman, currently also serves as president and chief technology officer and as a member of the board of directors of Shanda Interactive. In addition, Mr. Tianqiao Chen and Mr. Danian Chen, both of whom are our directors, currently also serve as Shanda Interactive’s chairman and chief executive officer, and chief operating officer and as a member of the board of directors of Shanda Interactive, respectively. A majority of our directors and executive officers also own shares and/or options to purchase shares in Shanda Interactive. Shanda Interactive may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

•	Transfer of assets. In connection with the reorganization, Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business to us. However, there may be assets (such as intellectual property rights) that are required for our business but were not part of the assets transferred to us pursuant to the Master Separation Agreement or otherwise have not been transferred to us. If Shanda Interactive refuses to transfer such assets to us or if we are not able to secure similar assets on terms acceptable to us or at all, our business, financial condition and results of operations may be materially and adversely affected.

•	Sale of shares in our company. Shanda Interactive may decide to sell all or a portion of the Class B ordinary shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees and our public shareholders, and affect the implementation of our business strategy.

•	Allocation of business opportunities. Business opportunities may arise that both we and Shanda Interactive find attractive, and which would complement our respective businesses. Although Shanda

Interactive has agreed in the Amended and Restated Non-Compete and Non-Solicitation Agreement with us not to acquire equity interests in third-party online game businesses without first using its reasonable best efforts to make such investment opportunities available to us, subject to certain limited exceptions, we may not be able to pursue the business opportunities effectively if Shanda Interactive decides to take advantage of such opportunities itself notwithstanding such agreement.

•	Services provided by Shanda Networking to our competitors. Shanda Networking provides integrated services to other online game companies that compete with us. These commercial relationships are beyond our control and may negatively affect our business. See “— Risks Relating to Our Business and Our Industry — Shanda Networking provides integrated platform services to some of our competitors, which may have a material adverse effect on our business”.

•	Developing business relationships with Shanda Interactive’s competitors. So long as Shanda Interactive remains our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other interactive entertainment media companies in China.

Although our company is a standalone entity, we expect to operate, for as long as Shanda Interactive is our controlling shareholder, as a part of the Shanda Group. Shanda Interactive may from time to time make strategic decisions that it believes are in the best interests of the Shanda Group as a whole. These decisions may be different from the decisions that we would have made on our own. Shanda Interactive’s decisions with respect to us or our business may be resolved in ways that favor Shanda Interactive and therefore Shanda Interactive’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Risks Relating to Regulation of Our Business and to Our Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with its restrictions on foreign investment in the online game industry, we could be subject to severe penalties.

On December 11, 2001, the PRC State Council promulgated Regulations for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which became effective on January 1, 2002 and were subsequently amended on September 10, 2008. Under the FITE Regulations, foreign ownership of companies that provide value-added telecommunication services, which includes online game operation, is limited to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China. Since we are a Cayman Islands exempted company and therefore are a foreign or foreign-invested enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online games in China. In order to comply with the foreign ownership restrictions, we operate our online game business in China through Shanghai Shulong, which is wholly owned by Dongxu Wang and Yingfeng Zhang, two PRC citizens, and its wholly-owned subsidiaries, Shulong Computer and Nanjing Shulong. Except as otherwise disclosed in “— The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected”, Shanghai Shulong holds the licenses and approvals that are required to operate our online game business. Our PRC subsidiaries have entered into a series of contractual arrangements with Shanghai Shulong and/or its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanghai Shulong and its subsidiaries and consolidate the results of operations of Shanghai Shulong and its subsidiaries in our financial statements. For a description of these contractual arrangements, see “Our History and Corporate Structure”.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular 2006. According to the MIIT

Circular 2006, since the FITE Regulations went into effect, some foreign investors had engaged in value-added telecom services illegally by conspiring with domestic value-added telecom enterprises to circumvent the requirements of the FITE Regulations by delegating domain names and licensing trademarks. In order to further strengthen the administration of FITEs, the MIIT Circular 2006 provides that any domain name or trademark used by a value-added telecom carrier shall be legally owned by such carrier or its shareholders. The MIIT Circular 2006 also provides that the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide. In addition, value-added telecom carriers are required to establish or improve the measures to ensure network security. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct a self-examination and self-correction according to the above requirements and report the results of such self-examination and self-correction to the provincial branches of the MIIT. As some of the domain names and trademarks that we use in our operations are not owned by Shanghai Shulong or its shareholders, we may be in violation of the provisions of the MIIT Circular 2006. As a result, we may be subject to various penalties, including fines and the discontinuation of or restrictions on our operations.

In the opinion of Jade & Fountain PRC Lawyers, our PRC legal counsel, (i) the ownership structures of our company, our PRC subsidiaries and our PRC operating companies are in compliance with existing PRC laws and regulations, (ii) the contractual arrangements between our PRC subsidiaries, on the one hand, and Shanghai Shulong and/or its shareholders, on the other hand, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect and (iii) the business operations of our company, our PRC subsidiaries, and our PRC operating companies, as described in this prospectus, are in compliance with existing PRC laws and regulations in all material aspects, except for the failure to own certain domain names and trademarks as mentioned in the preceding paragraph, as well as the failure to obtain an Internet publishing license and online bulletin board service approval as disclosed in “— Risks Relating to Regulation of Our Business and to Our Structure — The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected”. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view contrary to that of Jade & Fountain PRC Lawyers. If we, our PRC subsidiaries, or any of our PRC operating companies are found to have violated any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our PRC operating companies’ business and operating licenses;

•	discontinuing or restricting our PRC operating companies’ operations;

•	imposing conditions or requirements with which we or our PRC companies may not be able to comply;

•	requiring us or our PRC companies to restructure the relevant ownership structure or operations; or

•	taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.

Any of these actions could cause our business, financial condition and results of operations to suffer and the market price of our ADSs to decline.

The contractual arrangements related to critical aspects of our operations with Shanghai Shulong and its shareholders may not be as effective in providing operational control as direct ownership.

We rely on contractual arrangements with Shanghai Shulong and its shareholders to operate our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over Shanghai Shulong and its subsidiaries which constitute all of our PRC operating companies. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of Shanghai Shulong, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Shanghai Shulong or its shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective.

Under the equity pledge agreement described in “Our History and Corporate Structure”, the shareholders of Shanghai Shulong have pledged their equity interests in Shanghai Shulong to Shengqu. According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is created only when such pledge is registered with the relevant office of the administration for industry and commerce. We have registered the equity pledge by the shareholders of Shanghai Shulong with the relevant office of the administration for industry and commerce. However, all of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may be unable to exert effective control over our PRC operating companies, and our ability to conduct our business may be materially and adversely affected.

Shareholders of Shanghai Shulong may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.

We conduct substantially all of our operations, and generate substantially all of our revenues, through our PRC operating companies. Our control over these entities is based upon contractual arrangements with Shanghai Shulong and its shareholders that provide us with the substantial ability to control Shanghai Shulong and its subsidiaries which constitute our PRC operating companies. These shareholders are employees of Shanda Interactive, our parent, and may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest or that of our parent, Shanda Interactive, or if they otherwise act in bad faith. They are not our directors, principal shareholders or employees. Therefore, they do not owe any fiduciary duty to us and may take actions that adversely affect us. If the shareholders of Shanghai Shulong breach their contracts with us or otherwise have disputes with us, we may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations, adversely affect our ability to control our PRC operating companies and otherwise result in negative publicity, and we cannot assure you that the outcome of such disputes and proceedings will be in our favor.

Our arrangements with our PRC operating companies may be reviewed by the PRC tax authorities for transfer pricing adjustments.

We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our PRC subsidiaries and Shanghai Shulong were not entered into based on arm’s length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by increasing our PRC operating companies’ tax liabilities without reducing our PRC subsidiaries’ tax liabilities, which could further result in late payment fees and other penalties to our PRC operating companies for under-paid taxes. As a result, any transfer pricing adjustment could have a material adverse effect on our financial condition and results of operations.

Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries and our PRC operating companies, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities timely.

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC operating companies. We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the Class A ordinary shares underlying our ADSs and to service any debt we may incur or financing we may need for our operations. If any of our PRC subsidiaries incurs its own debt in the future, the instruments governing the debt may restrict such PRC subsidiary’s ability to pay dividends or make other distributions to Shanda Games (HK) and to us. Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. As a result of these and other restrictions under PRC laws and regulations, each PRC subsidiary is restricted from transferring a portion of its assets to us as dividends, loans or advances, which restricted portion amounted to approximately RMB456.9 million (US$66.9 million), or 52.8% of our total consolidated net assets as of June 30, 2009. Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could benefit our businesses, pay debt or dividends, and otherwise fund and conduct our business.

In addition, any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Our PRC companies are prohibited by PRC law to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC companies could restrict our ability to act in response to changing market conditions and reallocate funds among our PRC companies on a timely basis. Moreover, according to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation on September 19, 2008, the debt-to-equity ratio of a non-financial institution may not exceed 2:1 unless the shareholder loan in question can meet certain conditions. Although there is uncertainty at this time as to how the circular will be interpreted and implemented, such circular may have a negative impact on our PRC subsidiaries’ abilities to obtain loans from its shareholders.

We are one of China’s leading online game providers and cooperate closely with Shanda Online, which through its VIEs operates a leading online service platform in China. Some of our competitors and our users may institute claims against us and Shanda Online under the new Anti-Monopoly Law and as a result we may have to terminate our relationship with Shanda Online, which may have a material adverse effect on our business, financial conditions and results of operations.

The new Anti-Monopoly Law, or the AML, was approved by the National People’s Congress on August 30, 2007, which became effective date on August 1, 2008. While certain aspects of the AML are unclear and are subject to subsequent interpretation by the State Council and the Anti-Monopoly Commission and the Anti-Monopoly Enforcement Agency, the AML prohibits certain conduct, referred to as “monopolistic acts”, which include “monopoly agreements”, abuse of a dominant market position, and certain “concentrations”, which result or could result in the elimination or restriction of competition. The law also requires the State Council to establish an Anti-Monopoly Commission with authority to make competition policy, publish guidelines, coordinate anti-monopoly enforcement work and conduct investigations and impose penalties on “business operators” that commit certain monopolistic acts within or outside of China that have the effect of eliminating or restricting competition in the China market.

It remains to be seen how the AML will be implemented in practice and what effects it will have on us and other companies in China. Given our leading position in the online game industry in China and our close cooperation with Shanda Online, which through its VIEs, operates a leading online service platform in China, some of our competitors and our users may institute claims against us and Shanda Online under the AML and as a result, we may have to terminate our relationship with Shanda Online if such claims are determined adversely to us or Shanda Online, which may have a material adverse effect on our business, financial conditions and results of operation.

The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The Internet industry, including the operation of online games, in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the MIIT, the State Administration for Industry and Commerce, or the SAIC, the Ministry of Culture, or the MOC, the General Administration of Press and Publication, or the GAPP, the State Administration of Radio, Film and Television, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the Internet and the online game industry.

Our PRC operating companies are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an Internet content provider, or ICP, must obtain a value-added telecommunications business operation license, or ICP license, from the MIIT or its local offices in order to engage in any commercial ICP operations within China. An online game operator must also obtain an Internet culture operation license from the MOC, an Internet publishing license from the GAPP in order to distribute games through the Internet and approval from the MIIT to provide online bulletin board services. Shanghai Shulong currently holds an ICP license, as well as an Internet culture operation license. Chengdu Aurora is in the process of applying to extend its Internet culture operation license since its old license expired on October 24, 2008. Shanghai Shulong currently does not hold an Internet publishing license and publishes its online games through cooperation with Shanda Networking, which holds such a license. In addition, Shanghai Shulong and Chengdu Aurora are in the process of applying to obtain approval to provide online bulletin board services. If any of our PRC operating companies fails to obtain or maintain any of the required permits or approvals or if our practice is later challenged by government authorities, they may also be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time, such as online advertising. Also, different regulatory authorities may have different views regarding the licensing requirements for the operation of online games and related businesses. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry and related businesses. While we believe that we comply in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

Additional government regulations resulting from negative publicity in China regarding online games or otherwise may have a material adverse effect on our business, financial condition and results of operations.

The media in China has reported incidents of violent crimes allegedly provoked by, or committed in connection with, online games. In addition, there have been widespread negative media reports that focus on how online games are addictive and how excessive game playing could distract students and interfere with their education. Certain non-governmental organizations may also organize protests or publicity campaigns against online game companies in order to protect youth from the risk of becoming addicted to certain online games. The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to such games, particularly by minors. In 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT, jointly issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue compliance system” in an effort to curb addiction to online games by minors. Under the anti-fatigue compliance system, three hours or less of continuous play is defined to be “healthy”, three to five hours is defined to be “fatiguing”, and five hours or more is defined to be “unhealthy”. Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. It is unclear whether these restrictions would be expanded to apply to adult game players in the future. More stringent government regulations, including stricter anti-fatigue rules, could discourage game players from playing our games, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the State Administration of Taxation recently announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20.0%. However, it is currently unclear how the tax will be collected or if there will be any effect on our game players or our business.

Furthermore, similar adverse public reaction may arise, and similar government policies may be adopted, in other jurisdictions where we license out our online games, which could materially and adversely affect our overseas licensing revenues.

The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for our users to play online games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our game player base.

Internet cafes are one of the primary places where our games are played. In March 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In February 2004, the government agencies in charge of Internet cafe licensing jointly issued a notice suspending the issuance of new Internet cafe licenses for a period of six months. In February 2007, 14 PRC government departments jointly issued a circular to strengthen the regulation of Internet cafes and online games. According to the circular, local authorities were banned from issuing new Internet cafe licenses for the remainder of 2007. Since this ban was imposed in 2007, to our knowledge, local authorities have not issued new Internet cafe licenses and it is unclear when local authorities will start issuing new licenses again. Governmental authorities may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafes. Since a substantial portion of our users play our games in Internet cafes, any reduction in the number, or slowdown in the growth, of Internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our game player base, thereby adversely affecting our business and results of operations, as well as growth prospects.

The PRC government may prevent us from distributing, and we may be subject to liability for, content deemed to be inappropriate.

China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The MIIT, the GAPP and the MOC have promulgated regulations that prohibit games from being distributed through the Internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. In addition, certain PRC social organizations have recently discussed the possibility of implementing a rating system for online games. The effect that such a system could have on our business is unclear.

If any games we offer were deemed to violate any such content restrictions, we would not be able to obtain the necessary governmental approval, may not be able to continue such offerings and/or could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of our license for operating online games, which would materially and adversely affect our business, financial condition and results of operations.

We may also be subject to potential liability for unlawful actions of our users or for content we distribute that is deemed inappropriate. Furthermore, we may be required to delete content that violates PRC law and report content that we suspect may violate PRC law. It may be difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our games or offering other services in China.

The PRC government controls virtually all Internet access in China, and requires all computers sold in China to be installed with government-designated software to censor websites deemed inappropriate by the government, which may potentially discourage or restrict the use of the Internet or our online games by the players, and consequently adversely impact our business, financial conditions and results of operation.

The PRC government controls virtually all Internet access in China and may occasionally block Internet access throughout the country or in certain regions due to political concerns, in particular in response to, or out of concerns with respect to, special incidents or significant events, thereby preventing people in China, including our game players, from accessing the Internet and playing our online games.

On May 19, 2009, the MIIT issued a circular regarding the Pre-installment of Green Dam Web Filter Software on Computers. According to this circular, commencing on July 1, 2009, all computers sold in China are required to be installed with a government-designated software, called Green Dam — Youth Escort, to block “unhealthy words or pictures”. However, according to media reports, such software may compromise the security of personal information. Given the controversy generated by this circular, the MIIT announced on June 30, 2009 that it would extend the deadline for the implementation of the circular. According to recent media reports, the minister of the MIIT further stated on August 13, 2009 that the Chinese government will not require all computers sold in China to be installed with the filter software but that computers used in schools, Internet cafes and other public places will be required to be installed with the filter software in order to prevent young people from being harmed by unhealthy online content. It is currently unclear to what extent this circular would be implemented. Although this circular is not intended to block access to online games, if any content of our online games is found by the filter software to contain “unhealthy words or pictures”, our website may be blocked by the software, and as a result users who play our games will not be able to access our online games, which would have an adverse effect on our business, financial conditions and results of operation.

We may be required to reapply for approvals for online games licensed from overseas licensors.

The MOC issued a Circular Concerning the Examination and Declaration of Imported Online Game Products on April 24, 2009. Imported online games refers to online games that are licensed from licensors outside of China. According to this circular, in the event of a change of the operator of an imported online game, the game’s existing import approval will be automatically revoked and the new operator must apply to the MOC for a new approval for the same game. As this circular is newly issued, it remains unclear how and to what extent this circular will be implemented or enforced.

We currently operate substantially all of our imported online games under import approvals granted by the MOC to Shanda Networking. Under this new circular, we may be required to reapply to the MOC for approvals for our imported online games. We are committed to complying with the requirements of this circular. However, we cannot assure you that we will succeed in obtaining all the approvals as required by this circular in time or at all. If we fail to comply with the requirements of this circular or fail to obtain all the approvals for our imported online games, we may be subject to fines, revocation of the relevant operating licenses, the discontinuation or restrictions on our operations or other sanctions. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore, it is not clear what liabilities, if any, online game operators may have for virtual assets.

In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to online game players and have monetary value and in some cases are sold among players for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who is the legal owner of virtual assets, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. In case of a loss of virtual assets, we may be sued by our game players and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operation. We have been involved in a limited number of virtual assets-related lawsuits, most of which have been settled while two such cases are still pending.

Based on several judgments by PRC courts regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to return the virtual items or be liable for the loss and damage incurred therefrom.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

The issuance and use of “virtual currency” in the PRC is regulated by recently adopted regulations. In January 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property; and (iv) prohibits services that enable game players to transfer virtual currency to other players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of Internet cafes and online games. Under the circular, the People’s Bank of China, or the PBOC, has authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (iv) banning the trading of virtual currency.

There are substantial uncertainties regarding the interpretation and implementation of these two circulars, and we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. If the PRC regulatory authorities deem our online operations to violate either circular, the PBOC may confiscate the revenues generated through such activities and/or impose fines and other penalties under the law of the PBOC as well as other laws and regulations of the PRC.

More recently, on June 4, 2009, the MOC and the Ministry of Commerce, or the MOFCOM, jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual

Currency Notice. The notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC within three months following the date of the notice. The notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency.

We issue online game virtual currency to game players for them to purchase various virtual items or time units to be used in our online games. We intend to comply with the Virtual Currency Notice and to apply to the MOC for approval to issue online game virtual currency, as required under the Virtual Currency Notice. However, we cannot assure you that we will be able to obtain the approval in a timely manner or at all. If we are not able to obtain the approval, we may be prohibited from issuing virtual currency and thus may have to change our business model. We are in the process of adjusting the content of our online games, as well as the form of payment settlement between Shanda Online and us, but we cannot assure you that our adjustments will be sufficient to comply with the Virtual Currency Notice. Moreover, although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue (such as coupons) are transferable and exchangeable in the games. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, aside from being engaged in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including but not limited to mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

In addition, the Virtual Currency Notice also prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. The notice also prohibits game operators from issuing currency to game players through means other than purchases with legal currency. It is unclear whether these restrictions would apply to certain aspects of our online games. For example, certain of our games contain features known as “treasure boxes”. Players may use “yuanbao”, a type of virtual item they obtain in the games, to acquire keys to open treasure boxes that, if opened, award the player with rewards, such as game points or virtual items. As no cash or virtual currency is directly paid by the players in opening treasure boxes, we believe this feature is distinct from those prohibited by the Virtual Currency Notice. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours and deem such feature as prohibited by the Virtual Currency Notice, thereby subjecting us to penalties, including mandatory corrective measures and fines. In addition, since we believe many of our game players find treasure boxes to be an enjoyable feature of our games, if we are required to eliminate this from our games, our games could be less attractive to players. The occurrence of any of the foregoing could materially and adversely affect our business and results of operations.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the advertising content provided in our virtual advertising space; we may also be penalized by the governmental authority for such content.

Shanghai Shengyue Advertisement Co., Ltd., or Shengyue, a wholly-owned subsidiary of Shanda Interactive, acts as our advertising agent to sell the virtual advertising space in our online games to third-party advertisers. Civil claims may be filed against Shengyue or us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed in the virtual advertising space in our games. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and we may not be able to properly screen out unlawful content. If such activities result in damages to any third party or violates any other regulation related to advertising business, PRC governmental authority may penalize us by revoking our game license, imposing fines, suspending our business license or imposing criminal liability on us, which would materially and adversely affect our business, financial condition and results of operations.

Risks Relating to the People’s Republic of China

The PRC’s economic, political and social conditions, as well as government policies, could affect our business.

Most of our business operations are conducted in China and most of our revenues are generated in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange, and the allocation of resources.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index soared 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries or economic sectors. However, due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product decreased to 6.8% in the fourth quarter of 2008, down from 11.9% reached in the second quarter of 2007. As a result, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008, the PRC government announced an economic stimulus package in the amount of $586 billion. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long term, may adversely affect us if they reduce the consumable income of our game players.

The PRC legal system embodies uncertainties which could limit the legal protections available to us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic and business matters. The overall effect of legislation since 1979 has been a significant enhancement of the protections afforded to various forms of foreign-invested enterprises in China. Each of our PRC subsidiaries is a wholly foreign owned enterprise, or WFOE, which is an enterprise incorporated in China and wholly owned by foreign investors. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements are constantly changing and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Regulations relating to offshore investment activities by PRC residents may subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.

In October 2005, the State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and

Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, their failure to comply with the registration procedures set forth in such regulation may result in fines or sanctions imposed by the PRC government, including restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

We are committed to complying with and to ensuring that our shareholders who are subject to the regulations will comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 75 or other related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.

We may be required to obtain prior approval from the CSRC for the listing and trading of our ADSs on the NASDAQ Global Select Market.

On August 8, 2006, six PRC regulatory authorities, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. This regulation, among other things, purports to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures regarding the approval of overseas listings by special purpose vehicles. Approval from the CSRC may take several months. The application of this new regulation remains unclear.

Our PRC legal counsel, Jade & Fountain PRC Lawyers, is of the opinion that prior CSRC approval for this offering is not required because (i) Shengqu was incorporated by a foreign-owned enterprise, and there was no acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the New M&A Rules and (ii) there is no provision in the New M&A Rules that clearly classifies the contractual arrangements between our PRC subsidiaries and Shanghai Shulong as a kind of transaction falling under the New M&A Rules. As a result, we did not seek prior CSRC approval for this offering. However, we cannot assure you that the relevant PRC government authorities, including the CSRC, will reach the same conclusion as our PRC legal counsel. If the CSRC or other relevant PRC government authorities subsequently determine that prior CSRC approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

SAFE rules and regulations may limit our ability to convert and transfer the net proceeds from this offering to Shanghai Shulong, our VIE in the PRC, which may adversely affect the business expansion of Shanghai Shulong, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies or establish other VIEs in the PRC.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from this offering to Shanghai Shulong through our subsidiary in the PRC, which may adversely affect the business expansion of Shanghai Shulong, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Restrictions on currency exchange may limit our ability to utilize our capital effectively.

Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans.

Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to Shanda Games (HK) and payment of license fees to international game licensors, and our PRC operating companies may purchase foreign exchange for payment of license fees to international game licensors without the approval of the SAFE. Our PRC subsidiaries may also retain foreign exchange in its current account, subject to a ceiling approved by the SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our PRC subsidiaries’ abilities to purchase and retain foreign currencies in the future.

Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize capital generated in Renminbi to fund our business activities outside of China, if any, or expenditures denominated in foreign currencies.

Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our PRC subsidiaries by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the SAFE, and if we finance our PRC subsidiaries by capital contributions using, for instance, proceeds from this offering, those capital contributions must be approved by the MOFCOM. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our PRC operating companies’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial conditions.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. Where our operations conducted in Renminbi are reported in U.S. dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and June 30, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our revenues are denominated in Renminbi, any potential future devaluation of the Renminbi against the U.S. dollar could adversely affect our results of operations. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, an appreciation of the Renminbi against the U.S. dollar results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, a devaluation of the Renminbi against the U.S. dollar results in a foreign exchange gain for monetary assets denominated in U.S. dollars and a foreign exchange loss for monetary liabilities denominated in U.S. dollars. With very limited hedging transactions available in China, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge all or part of our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars. Conversely, an increase in the value of the Renminbi could increase our reported earnings in U.S. dollar terms without a fundamental change in our business or operating performance.

Since our revenues are primarily denominated in Renminbi, our valuation could be materially and adversely affected by the devaluation of the Renminbi if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

The discontinuation, reduction or delay of any of the preferential tax treatments or the government financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Prior to January 1, 2008, under the then-current enterprises income tax law, or the Old EIT Law, our PRC companies were subject to a 33.0% income tax rate, which was subject to certain tax holidays and preferential tax rates. Under the new enterprise income tax law effective January 1, 2008, or the New EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a unified 25% income tax rate. Under the New EIT Law, preferential tax treatments will be granted to enterprises that conduct business in certain encouraged sectors and to enterprises that qualify as “high and new technology enterprises”, a status reassessed every three years. In addition, an enterprise is entitled to a 10.0% income tax rate for the year in which it is recognized as a “national key software enterprise”, a status reassessed every year. Shengqu, Shanghai Shulong and Chengdu Aurora were recognized as high and new technology enterprises in 2008 and are entitled to a 15.0% preferential income tax rate for the three-year period ending December 31, 2010. In addition, Shengqu was recognized as a national key software enterprise for 2008 and was entitled to a 10.0% income tax rate for 2008. However, we cannot assure you that Shengqu, Shanghai Shulong and Chengdu Aurora will be able to maintain their status as “high and new technology enterprises” and/or as a “national key software enterprise”. If any of our PRC companies that qualified as a “high and new technology enterprise” or “national key software enterprise” fails to continue to qualify, our income tax expenses would increase, which would have a material adverse effect on our net income and results of operations. For additional details on the preferential tax status, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Taxation — PRC Enterprise Income Tax”.

Furthermore, pursuant to the New EIT Law, certain enterprises established prior to March 16, 2007 that are entitled to the lower tax rates in accordance with the then prevailing tax laws and regulations shall be eligible for a five-year transition period beginning from January 1, 2008. On December 26, 2007, the State

Council issued a notice on the implementation of the grandfathering preferential policies under the New EIT Law, under which it is uncertain whether the transitional tax rates would apply to the companies that enjoyed preferential tax rates of 15.0% under a local preferential tax policy. If our PRC companies cannot enjoy the grandfathering treatment, our income tax expenses would increase, which would have a material adverse effect on our financial condition and results of operations.

In 2007, 2008 and the six months ended June 30, 2009, Shengqu received financial incentives from the government in the aggregate amount of RMB54.3 million, RMB18.4 million (US$2.7 million) and RMB37.4 million (US$5.5 million), respectively, which were calculated with reference to taxable revenues and taxable income. To be eligible for the government financial incentives, we are required to continue to meet a number of financial and non-financial criteria and, even if we meet these criteria, the grant of any incentive is still subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to eliminate or reduce these government financial incentives. Since the government has discretion in the timing of payment and the amount of the financial incentive, we cannot assure you that we will be able to continue to enjoy these government financial incentives or receive such incentives promptly. The discontinuation, reduction or delay of these government financial incentives could have a material adverse effect on our business, financial condition and results of operations.

There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities.

Under the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5.0% if a Hong Kong resident enterprise owns over 25% of the PRC company. However, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. In addition, under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. For additional details on the preferential tax status, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Taxation — PRC Enterprise Income Tax” and “Regulation — Regulation of Foreign Currency Exchange and Dividend Distribution”.

Although we are a Cayman Islands company and Shanda Games (HK) owns 100% of the equity interests of all of our PRC subsidiaries, the PRC tax authorities may regard the main purpose of Shanda Games (HK) as obtaining a lower withholding tax rate of 5.0%. As a result, the PRC tax authorities could levy a higher withholding tax rate to dividends received by Shanda Games (HK) from our PRC subsidiaries. In addition, a substantial majority of the members of our management team, as well as the management team of Shanda Games (HK), are located in China. Under current PRC laws and regulations, it is also uncertain whether Shanda Games (HK) and we would be deemed to be PRC tax resident enterprises under the New EIT Law. If we or Shanda Games (HK) is deemed to be a PRC tax resident enterprise, our global income will be subject to PRC enterprise income tax at the rate of 25.0%, which would have a material adverse effect on our financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases, including avian flu, SARS and H1N1 flu.

Our business could be adversely affected by natural disasters, avian flu, SARS, H1N1 flu, also known as swine flu, or other epidemics or outbreaks. On May 12, 2008, China experienced an earthquake with a reported magnitude of 8.0 on the Richter scale in Sichuan Province, resulting in the death of tens of thousands of people. As a result of the earthquake, we observed a three-day period of national mourning for the victims, during which period we suspended our online games, in accordance with a public notice issued by the PRC government. There have been recent reports of outbreaks of a highly pathogenic avian flu caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Since April 2009, there have been reports on the occurrences of H1N1 flu in Mexico, the United States, China and certain other countries and regions around the world. An outbreak of avian flu or H1N1 flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 that affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries and regions, would also have similar adverse effects. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in China could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future natural disasters or outbreaks of avian flu, H1N1 flu, SARS or any other epidemic.

We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by the SAFE on January 5, 2007. Both took effect on February 1, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which PRC citizens’ participation requires approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. Under Notice 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with the SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are subject to Notice 78. However, in practice, there are significant uncertainties with regard to the interpretation and implementation of Notice 78. We are committed to complying with the requirements of Notice 78. However, we cannot provide any assurance that we or our Chinese employees will be able to qualify for or obtain any registration required by Notice 78. In particular, if we and/or our Chinese employees fail to comply with the provisions of Notice 78, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities, as a result of which our business operations and employee option plans could be materially and adversely affected.

Risks Relating to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the NASDAQ Global Select Market. Our ordinary shares will not be listed or quoted for trading on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations among Shanda Interactive, us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price movement of our ADSs may be volatile.

The market price of our ADSs may be volatile and subject to wide fluctuations. Among the factors that could affect the price of our ADSs are risk factors described in this section and other factors, including:

•	announcements of competitive developments, including new games by our competitors;

•	regulatory developments in our target markets affecting us, our game players or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	failure of our quarterly financial and operating results to meet market expectations or failure to meet our previously announced guidance;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other Internet or online game companies;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;

•	release or expiration of the underwriters’ post-offering lock-up or other transfer restrictions on our outstanding ordinary shares and ADSs; and

•	sales or perceived sales of additional shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the capital and credit markets have been experiencing volatility and disruption for more than 12 months. Starting in September 2008, the volatility and disruption have reached extreme levels, developing into a global crisis. As a result, stock prices of a broad range of companies worldwide, whether or not they are related to financial services, have declined significantly. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering, you will incur immediate dilution of US$10.78 per ADS, assuming an initial public offering price of US$11.50 (the midpoint of the estimated initial public offering price range shown in the front cover of this prospectus). See “Dilution”. In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options we may grant from time to time.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.

Pursuant to the New EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “— Risks Relating to the People’s Republic of China — There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities”. If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax of up to 5.0% on payments of dividends on our shares and/or ADSs to investors that are non-resident enterprises of the PRC located in Hong Kong and 10.0% on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC located outside Hong Kong, because the dividends payable on our ordinary shares and/or ADSs would be regarded as being derived from sources within the PRC. In addition, any gain realized by any investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10.0% PRC withholding tax. Such PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially and adversely affect the price of our ordinary shares and/or ADSs.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 126,087,000 Class A ordinary shares and 450,000,000 Class B ordinary shares outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The Class B ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline. Shanda Interactive, our parent and the selling shareholder, is not subject to any contractual obligation to maintain its share ownership in us other than the lock-up obligations described above and in more detail in “Underwriting” and will be free to sell its shares in our company after the expiration of the lock-up period, subject to applicable securities law restrictions.

Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings and they may not receive cash dividends if it is impractical to make them available to such holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

In addition, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. As a result, the depositary may decide not to make the distribution and ADS holders will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As we are a Cayman Islands company, you may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) and the common law of the Cayman Islands. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States and provides significantly less protection to investors.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For instance, a U.S. court judgment imposing a monetary fine for violation of U.S. federal securities law is likely to be considered “penal” in nature and unenforceable in the Cayman Islands. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.

In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

You may have difficulties in enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state due to the lack of reciprocal treaty in the Cayman Islands or the PRC providing statutory recognition of judgments obtained in the United States. Furthermore, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons who reside outside the United States predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities”.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.

A holder of our ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is five days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

We will be a “controlled company” within the meaning of the NASDAQ Listing Rules and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies, and we may also rely on the foreign private issuer exemption from most of the corporate governance requirements under the NASDAQ Listing Rules.

After the completion of this offering, Shanda Interactive will own more than 50% of the total voting rights in our company and we will be a “controlled company” under the NASDAQ Listing Rules. As a controlled company, we are not obligated to comply with certain NASDAQ corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and the compensation committee.

We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

In the event that we no longer qualify as a “controlled company” under the NASDAQ Listing Rules, we intend to rely on the foreign private issuer exemption from most of the corporate governance requirements under the NASDAQ Listing Rules.

Our management will have considerable discretion as to the use of the net proceeds from this offering.

We have not allocated the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be utilized in ways or placed in investments that do not produce income or that lose value.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

Based upon the projected composition of our income and valuation of our assets, including goodwill, and although it is not clear how the contractual arrangements between our PRC subsidiaries and Shanghai Shulong will be treated for purposes of the PFIC rules, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2009. However, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Because we expect to continue to hold following this offering a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate after this offering (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile), we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules”.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Our existing shareholder holds Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Due to the disparate voting rights attached to these two classes, our existing shareholder will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our amended and restated articles of association include certain provisions that could limit the ability of others to acquire control of our company. Such provisions could deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

The following provisions in our amended and restated memorandum and articles of association may have the effect of delaying or preventing a change of control of our company:

•	our amended and restated memorandum and articles of association provides for a dual-class ordinary share structure with disparate voting rights attached to the two classes of ordinary shares;

•	our board of directors has the authority, without approval by the shareholders, to issue any unissued shares and determine the terms and conditions of such shares, including preferred, deferred or other special rights or restrictions with respect to dividend, voting and return of capital;

•	the shareholders may by ordinary resolution appoint a candidate as director of the board to fill a casual vacancy or as an addition to the existing board;

•	the chairman, a majority of our board of directors or shareholder(s) who hold(s) more than 25% of the voting rights of our company having requisitioned for an extraordinary shareholders’ meeting at least 21 days previously, have the right to convene an extraordinary shareholders’ meeting, and the agenda of such meeting will be set by a majority of the directors or the shareholder(s) who hold more than 25% of the voting rights of our company who request such meeting; and

•	the amended and restated articles of association may be amended only by a resolution passed at a shareholders’ meeting by a majority of not less than two-thirds of the vote cast.

We will incur increased costs as a result of being a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Global Select Market, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “is/are likely to”, “may”, “plan”, “should”, “will”, or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our future business development, financial condition and results of operations;

•	our ability to maintain and strengthen our position as a leading online game developer and operator in China;

•	our ability to develop and commercialize additional online games;

•	market acceptance of our online games;

•	our various initiatives to implement our business strategies to expand our business;

•	competition from other online game developers and operators;

•	our planned use of proceeds;

•	the expected growth of and change in the online game industry in China;

•	the PRC government policies relating to the Internet, Internet content providers, including online game developers and operators, Internet cafes, virtual currency and anti-fatigue, as well as anti-monopoly rules;

•	statements concerning our ongoing relationships with Shanda Interactive;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; and

•	general economic and business conditions in China and other countries or regions in which we operate.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and other sections in this prospectus.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Industry Data and Forecasts

This prospectus also contains data related to the online game industry in China. These industry data, including data from IDC, include projections that are based on a number of assumptions. The online game industry may not grow at the rate projected by industry data, or at all. The failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online game industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Jade & Fountain PRC Lawyers, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon, provided that: (i) such federal or state courts had proper jurisdiction over the parties subject to such judgment; (ii) such federal or state courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Jade & Fountain PRC Lawyers has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Jade & Fountain PRC Lawyers has advised us further that there are no treaties between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

Our online game business was founded by Shanda Interactive in 2001 and was operated by Shanda Interactive through various subsidiaries and VIEs until the reorganization effective July 1, 2008. In November 2001, Shanda Interactive launched its first MMORPG, Mir II, which it had licensed from Actoz. In October 2003, Shanda Interactive launched Woool, its first in-house developed online game. In May 2004, Shanda Interactive completed an initial public offering of ADSs. Shanda Interactive’s ADSs are traded on the NASDAQ Global Select Market under the symbol “SNDA”.

Shanda Interactive’s Corporate Structure Prior to the Reorganization

Prior to the reorganization, to comply with PRC laws restricting foreign ownership in the online game business in China, Shanda Interactive operated its online game business in China through Shanda Networking, which is wholly owned by Tianqiao Chen and Danian Chen, and through Nanjing Shanda and Hangzhou Bianfeng Networking Co., Ltd., or Hangzhou Bianfeng, which are wholly-owned subsidiaries of Shanda Networking. Shanda Networking and its subsidiaries hold the licenses and approvals that are required to operate the online game business.

Shengqu entered into a series of VIE agreements with Shanda Networking and its shareholders. As a result of these contractual arrangements, Shanda Interactive was considered the primary beneficiary of Shanda Networking and its subsidiaries, and accordingly, Shanda Interactive consolidated the results of operations of Shanda Networking and its subsidiaries in its financial statements.

In addition, Shanda Computer entered into a series of agreements with Shanda Networking and its subsidiaries, pursuant to which Shanda Computer provided certain services and software licenses to Shanda Networking and its subsidiaries.

The following diagram illustrates Shanda Interactive’s material subsidiaries and VIEs immediately prior to the reorganization.

(1)	Employee of Shanda Interactive.

The Reorganization

Effective July 1, 2008, Shanda Interactive completed the reorganization which consisted of the following primary steps:

•	Establishment of Shanda Games. We were incorporated in the Cayman Islands on June 12, 2008 as a direct wholly-owned subsidiary of Shanda Interactive to be the holding company for the online game business. Pursuant to a share exchange, Shanda Games (HK) became our direct wholly-owned subsidiary, and we became a direct wholly-owned subsidiary of Shanda Interactive.

•	Separation Agreement. Pursuant to a Master Separation Agreement, Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business (including applicable intellectual property rights) to us. Concurrently, we transferred to Shanda Interactive all of our assets and liabilities unrelated to the online game business, such as real estate properties which we owned. See “Our Relationship with Shanda Interactive” for a description of the Master Separation Agreement and other agreements.

•	Assignment of VIE Agreements. Shengqu assigned all of its VIE agreements with Shanda Networking and Nanjing Shanda (other than those relating to the operations of the online game business, which were cancelled) to Shanda Computer, thereby making Shanda Online the primary beneficiary of Shanda Networking and Nanjing Shanda.

•	Transfer of Equity Interests. Shanda Networking transferred its 48.6% equity interest in Shanghai Shulong to Dongxu Wang, a PRC citizen. Meanwhile, Yingfeng Zhang, a PRC citizen, terminated his loan agreement with Shanda Networking and entered into a new loan agreement with Shengqu.

•	New VIE Agreements. Shengqu entered into VIE agreements with respect to the online game business with Shanghai Shulong and its shareholders. Accordingly, Shanghai Shulong became a VIE of Shengqu and we are considered the primary beneficiary of Shanghai Shulong and its subsidiaries. For additional details, see “— Our Corporate Structure Following the Reorganization”.

•	Game Licensing Agreements. Shengqu entered into game license agreements with the Shulong entities. In addition, the Shulong entities became sublicensees under certain third-party game license agreements and Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng ceased to be sublicensees under such third-party license agreements. See “— Our Corporate Structure Following the Reorganization”.

•	Declaration of Dividends. In 2009, we declared an aggregate of US$102.6 million in cash dividends payable solely to Shanda Interactive. As of June 30, 2009, we had paid US$24.5 million of this amount.

Our Corporate Structure Following the Reorganization

As a result of the reorganization and in order to comply with PRC laws restricting foreign ownership in the online game business in China, we operate our online game business in China through the Shulong entities. Shanghai Shulong, whose equity interests are 51.4% owned by Yingfeng Zhang and 48.6% owned by Dongxu Wang, currently holds an ICP license and an Internet culture operation license that are required to operate our online game business. We publish our online games through cooperation with Shanda Networking, which holds an Internet publishing license. Shengqu owns the substantial majority of our physical assets.

Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong entered into VIE agreements, which became effective on July 1, 2008 and provide Shengqu with effective control of Shanghai Shulong. The following is a summary of the key agreements currently in effect:

•	Loan Agreements, between Shengqu and the shareholders of Shanghai Shulong. These loan agreements provide for loans of RMB6,150,000 to Dongxu Wang and of RMB4,644,000 to Yingfeng Zhang for them to acquire and make contributions to the registered capital of Shanghai Shulong in exchange for their 48.6% and 51.4% equity interests, respectively, in Shanghai Shulong. The loans are interest free and are repayable on demand, but the shareholders may not repay all or any part of the loans without Shengqu’s prior written consent.

•	Equity Entrustment Agreement, between Shengqu and the shareholders of Shanghai Shulong, pursuant to which Dongxu Wang and Yingfeng Zhang acknowledge their status as shareholders.

•	Equity Pledge Agreement, among Shengqu, Shanghai Shulong, Dongxu Wang and Yingfeng Zhang, pursuant to which the shareholders of Shanghai Shulong pledge to Shengqu their entire equity interests in Shanghai Shulong to secure the performance of their respective obligations and Shanghai Shulong’s obligations under the various VIE agreements, including the Equity Entrustment Agreement, the Business Operation Agreement and the Exclusive Consulting and Service Agreement. Without Shengqu’s prior written consent, neither Dongxu Wang nor Yingfeng Zhang may transfer any equity interests in Shanghai Shulong. On November 27, 2008, both Dongxu Wang and Yingfeng Zhang registered the Equity Pledge Agreement with the relevant office of the administration for industry and commerce to make such equity pledge effective under PRC law.

•	Equity Disposition Agreement, among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong. Pursuant to this agreement, Shengqu and any third party designated by Shengqu have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC laws and regulations, to purchase from Dongxu Wang or Yingfeng Zhang, as the case may be, all or any part of their equity interests in Shanghai Shulong at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The agreement is for an initial term of 20 years and renewable upon Shengqu’s request.

•	Business Operation Agreement, among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong. This agreement sets forth the rights of Shengqu to control the actions of the shareholders of Shanghai Shulong, including Shengqu’s rights to manage Shanghai Shulong’s daily operation and appoint and remove Shanghai Shulong’s directors.

•	Exclusive Consulting and Service Agreement, between Shengqu and Shanghai Shulong. Pursuant to this agreement, Shengqu has the exclusive right to provide technology support and business consulting services to Shanghai Shulong for a fee.

•	Proxies, executed by the shareholders of Shanghai Shulong in favor of Shengqu. These irrevocable proxies grant Shengqu or its designees the power to exercise the rights of Dongxu Wang and Yingfeng Zhang as shareholders of Shanghai Shulong, including the right to appoint directors, general manager and other senior management of Shanghai Shulong.

As a result of these contractual arrangements and various operational agreements, we are considered the primary beneficiary of Shanghai Shulong and its subsidiaries, and accordingly, we consolidate the results of operations of Shanghai Shulong and its subsidiaries in our financial statements.

In the opinion of our PRC legal counsel, Jade & Fountain PRC Lawyers, the ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and Shanghai Shulong and/or its shareholders, on the other hand, comply with, and immediately after this offering, will comply with, current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of Jade & Fountain PRC Lawyers. See “Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure”.

Acquisition and Transfer of Actoz

Between 2005 and 2008, Shanda Interactive acquired a majority of the outstanding shares of Actoz through a series of open market purchases and privately negotiated transactions as follows:

•	prior to February 2005, Shanda Interactive purchased approximately 9.1% of Actoz’s then-issued and outstanding shares on the open market at an aggregate cost of approximately US$14.4 million;

•	in February 2005, Shanda Interactive completed its purchase of an approximately 29.0% stake in Actoz from certain shareholders of Actoz for approximately US$91.7 million in cash, equivalent to RMB759.1 million, raising its total equity interest in Actoz to 38.1% and becoming Actoz’s largest shareholder; and

•	in 2006, 2007 and 2008, Shanda Interactive purchased additional shares of Actoz on the open market and in privately negotiated transactions.

In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz for a cash consideration of US$70.2 million.

Our Current Corporate Structure

The following diagram illustrates our corporate structure and the corporate structure of Shanda Online, an entity controlled by Shanda Interactive, immediately prior to this offering.

(1)	Shanda Online Holdings Limited was renamed Shanda Investment Holdings Limited on November 5, 2008.

(2)	Employee of Shanda Interactive.

OUR RELATIONSHIP WITH SHANDA INTERACTIVE

Our Relationship with Shanda Interactive Prior to the Reorganization

Prior to its reorganization, Shanda Interactive operated our online game business through some of its subsidiaries and VIEs. Effective July 1, 2008, pursuant to the reorganization, we assumed substantially all of the assets and liabilities related to the online game business, and we transferred to Shanda Interactive all of our assets and liabilities unrelated to the online game business.

Our Relationship with Shanda Interactive Following the Reorganization

In connection with the reorganization, we entered into agreements with Shanda Interactive with respect to various ongoing relationships between us. The following are summaries of these agreements. For the complete text of these agreements, please see the copies included as exhibits to the registration statement filed with the SEC, of which this prospectus is a part.

Master Separation Agreement

The Master Separation Agreement between Shanda Interactive and us contains key provisions regarding the transfer of assets and liabilities related to the online game business (including applicable intellectual property rights) from Shanda Interactive to us and the transfer of assets and liabilities unrelated to the online game business from us to Shanda Interactive. The following is a brief summary of the material provisions of the Master Separation Agreement.

Contribution and Transfer.  Shanda Interactive agreed to transfer to us the entire share capital of Shanda Games (HK), its rights under various agreements relating to the servers we lease, and the deferred revenues, the intellectual property rights and other tangible properties related to the online game business. We agreed to transfer to Shanda Interactive all of our real properties, intellectual property rights and other tangible properties unrelated to the online game business.

Indemnification.  Pursuant to the Master Separation Agreement, we are responsible for all liabilities associated with the assets and operations related to the online game business, while Shanda Interactive is responsible for all liabilities associated with Shanda Interactive’s other assets and operations, in each case, regardless of the time those liabilities arise. The Master Separation Agreement also contains indemnification provisions under which we and Shanda Interactive indemnify each other with respect to breaches of the Master Separation Agreement or any related intercompany agreement.

Liability Release.  We release Shanda Interactive from all liabilities associated with the assets and operations related to the online game business transferred to us, and Shanda Interactive releases us from liabilities associated with all of Shanda Interactive’s other assets and operations, in each case regardless of the time those liabilities arise.

No Representations or Warranties.  Except as expressly set forth in the Master Separation Agreement or other documents, neither we nor Shanda Interactive make any representation or warranty to each other relating to the transaction contemplated in the Master Separation Agreement.

New VIE Agreements and New Game Licensing Agreements.  As a part of the reorganization, Shengqu entered into VIE agreements with Shanghai Shulong. Shengqu also terminated its game licensing agreements with Shanda Interactive’s VIEs and entered into new game licensing agreements with the Shulong entities, granting the Shulong entities rights which had previously been granted to Shanda Interactive’s VIEs.

Furthermore, we agreed not to amend or terminate any of our contracts with third parties that were entered into for the benefit of Shanda Interactive and its subsidiaries and VIEs. We also agreed to take actions reasonably requested by Shanda Interactive to enable Shanda Interactive or its subsidiaries to receive substantially the same rights and benefits received by us under such contracts with third parties.

Amended and Restated Non-Compete and Non-Solicitation Agreement

Under the Amended and Restated Non-Compete and Non-Solicitation Agreement between Shanda Interactive and Shanda Games, Shanda Interactive has agreed, for a period of five years commencing July 1, 2008, not to engage in the online game business, which refers to the sourcing, development, operation and licensing of online games and related intellectual property rights and activities incidental to such business, anywhere in the world, except that (i) certain of Shanda Interactive’s subsidiaries may continue to engage in their current PC network and e-sports platform businesses, online interactive music community, and online chess and board game platform business, (ii) Shanda Interactive may acquire equity interests in a company that does not have more than 25.0% of its gross revenues (based on the latest annual audited financial statements of the investee company) attributable to the online game business and (iii) Shanda Interactive may operate virtual communities with certain online game features provided that such features do not constitute the core business model of such community. In addition, the agreement permits Shanda Interactive to acquire or invest in any third party engaging in the online game business if, after using its reasonable best efforts to make such investment opportunity available to us as required under the agreement, we do not pursue such opportunity; provided that Shanda Interactive’s equity interest in such third party shall not exceed 50%.

Furthermore, Shanda Interactive has agreed, for a period of five years commencing July 1, 2008, not to solicit any customer, supplier or any other third party having any business relationship with us or any of our employees.

Amended and Restated Cooperation Agreement

Pursuant to the Amended and Restated Cooperation Agreement between Shanda Networking, a VIE of Shanda Online, and its subsidiary, Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, we have engaged Shanda Networking and Nanjing Shanda to provide certain services to us for a period of five years commencing July 1, 2008. The services Shanda Networking and Nanjing Shanda have agreed to provide us include, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services. We pay Shanda Networking a service fee, which we record as a portion of platform fees in our cost of revenues, equal to 15.5% of the portion of the face value of the prepaid cards that are used in our online games. In order to lock-in the 15.5% fixed percentage, we agreed to a five-year contract period with Shanda Networking and Nanjing Shanda and committed to generate at least RMB200 million in revenues per month. Under the terms of the Amended and Restated Cooperation Agreement, we are not permitted to engage any other party to provide such services to us, while Shanda Networking is permitted to provide such services to other parties.

The Amended and Restated Cooperation Agreement will be automatically extended for one year if neither party gives written objection three months prior to the expiration date of such agreement. Each party has the right to terminate this agreement if the other party fails to perform its obligations under the agreement or any key term of the agreement violates any PRC law, or upon the other party’s bankruptcy, insolvency or any other breaches of this agreement.

Amended and Restated Sales Agency Agreement

Pursuant to the Amended and Restated Sales Agency Agreement between Shengfutong, a VIE of Shanda Online, and the Shulong entities, Shengfutong has agreed, for a period of five years commencing July 1, 2008, to be the sales agent of the Shulong entities for the distribution of prepaid cards which are required to purchase virtual items or time units in our online games through Shanda Networking’s integrated service platform. For each prepaid card sold, we pay Shengfutong a service fee, which we record as a portion of sales and marketing expenses in our operating expenses, equal to the difference between (i) the amount Shengfutong receives from the sale of such card and (ii) 83.5% of the face value of each prepaid card that are used in our online games. In order to lock-in the fixed percentage, we agreed to a five-year contract period with Shengfutong and committed to generate at least RMB200 million in revenues per month. Under the terms of the Amended and Restated Sales Agency Agreement, we are not permitted to engage any other party to provide such services to us, while Shengfutong is permitted to provide such services to other parties.

The Amended and Restated Sales Agency Agreement will be automatically extended for one year if neither party gives written objection 90 days prior to the expiration date of such agreement. Each party has the right to terminate this agreement if the other party fails to perform its obligations under the agreement or any key term of the agreement violates any PRC law, or upon the other party’s bankruptcy, insolvency or any other breaches of this agreement.

Domain Names and Trademarks License Agreement

Pursuant to the Domain Names and Trademarks License Agreement between Shanda Computer and Shengqu, Shanda Computer licenses to Shengqu on a nonexclusive, nontransferable and royalty-free basis, certain domain names and trademarks, including “Shanda”.

Deferred Revenues Transfer Agreement

The Deferred Revenues Transfer Agreement among Shanda Networking and its subsidiaries, the Shulong entities and Shengfutong, sets forth certain transitional arrangements with respect to prepaid cards which had been sold to distributors and/or users prior to the reorganization but had yet to be activated, as well as any remaining balance in game player’s accounts, to reflect the transfer of the online game business to us as a result of the reorganization.

Transfer of Actoz

In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz for a cash consideration of US$70.2 million.

Our Relationship with Shanda Interactive Following the Offering

Upon the completion of this offering, Shanda Interactive will continue to be our controlling shareholder, with a shareholding of 97.27% of the combined total voting rights of our outstanding Class A and Class B ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. However, Shanda Interactive is not subject to any contractual obligation to maintain its share ownership other than the 180-day lock-up period as described in “Underwriting”.

We believe that our establishment as a standalone entity to focus on the online game business as part of the reorganization:

•	provides us with a sharper focus and greater flexibility to pursue strategic opportunities in further developing our leadership position in the online game industry in China and to pursue international opportunities for additional growth for our online game business;

•	helps us to focus on sourcing, managing and operating the best online games;

•	promotes greater accountability for our employees; and

•	better motivates our employees.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$140.6 million, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of US$11.50 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.50 per ADS would increase (decrease) the net proceeds to us from this offering by US$12.3 million, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We currently intend to use the net proceeds we will receive from this offering for general corporate purposes, including capital expenditures and funding possible future investments, joint ventures and acquisitions. We have no current plans, proposals or arrangements for any material acquisitions.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business condition, but our management will have significant flexibility and discretion in applying the net proceeds we receive from this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

Pending use of the net proceeds, we intend to invest our net proceeds in investment-grade short-term, interest-bearing debt instruments or bank deposits.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

DIVIDEND POLICY

In 2009, we declared an aggregate of US$102.6 million in cash dividends payable solely to Shanda Interactive, our parent, of which amount we had paid US$24.5 million as of June 30, 2009. We intend to pay Shanda Interactive the remaining amount from a bank loan. The purchasers of the ADSs in this offering are not entitled to participate in this dividend.

Future cash dividends, if any, will be at the discretion of our board of directors and will depend on our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable under the deposit agreement. See “Description of American Depositary Shares”. Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. See “Taxation — PRC Taxation”.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on payments made from Shanghai Shulong and its subsidiaries to our PRC subsidiaries, pursuant to contractual arrangements between them, and the distribution of such payments to Shanda Games (HK) as dividends from our PRC subsidiaries. Certain payments from our VIEs to our PRC subsidiaries are subject to PRC taxes, including business taxes and VAT. In addition, regulations in the PRC currently permit payment of dividends of a PRC company, such as each of our PRC subsidiaries, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds which may not be distributed to us. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any dividends paid by any of our PRC subsidiaries to its immediate holding company, Shanda Games (HK), will be subject to a withholding tax at the rate of 5.0%, provided that Shanda Games (HK) is not considered to be a PRC tax resident enterprise.

CAPITALIZATION

The following table sets forth our total capitalization as of June 30, 2009:

•	on an actual basis; and

•	on an as-adjusted basis to give effect to issuance and sale of 13,043,500 ADSs representing 26,087,000 Class A ordinary shares offered by us in this offering, assuming an initial public offering price of US$11.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

You should read this table in conjunction with “Selected Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of
	June 30, 2009
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in millions)

Shareholders’ equity(1):
Ordinary shares, par value US$0.01 per share, 20,000,000,000 shares authorized:	40.2	5.9	—	—
Class A ordinary shares, par value US$0.01 per share, 16,000,000,000 shares authorized; 126,087,000 shares issued and outstanding on an as-adjusted basis(2)	—	—	8.6	1.3
Class B ordinary shares, par value US$0.01 per share, 4,000,000,000 shares authorized; 550,000,000 shares issued and outstanding, 450,000,000 shares issued and outstanding on an as-adjusted basis(2)	—	—	32.9	4.8
Additional paid-in capital	63.8	9.3	1,022.0	149.6
Statutory reserves	127.0	18.6	127.0	18.6
Accumulated other comprehensive loss	(82.1)	(12.0)	(82.1)	(12.0)
Retained earnings	716.8	104.9	716.8	104.9

Total Shanda Games Limited shareholders’ equity	865.7	126.7	1,825.2	267.2

Total capitalization	865.7	126.7	1,825.2	267.2

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$12.3 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

(2)	Subsequent to June 30, 2009, our share capital was redesignated into Class A and Class B ordinary shares under our amended and restated memorandum and articles of association, which became effective on September 1, 2009.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholder for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2009 was approximately RMB452.6 million (US$66.3 million), or RMB0.82 (US$0.12) per ordinary share as of that date, and US$0.24 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2009, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$11.50 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of June 30, 2009 would have been US$206.8 million, or US$0.36 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$0.72 per ADS. This represents an immediate increase in net tangible book value of US$0.24 per ordinary share and US$0.48 per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$5.39 per ordinary share and US$10.78 per ADS, to investors purchasing ADSs in this offering.

The following table illustrates this per ordinary share dilution:

US$

Assumed initial public offering price per Class A ordinary share	5.75
Net tangible book value per ordinary share as of June 30, 2009	0.12
Increase in net tangible book value per ordinary share attributable to this offering	0.24

Adjusted net tangible book value per ordinary share after giving effect to this offering	0.36

Dilution in net tangible book value per ordinary share to new investors in this offering	5.39

Dilution in net tangible book value per ADS to new investors in this offering	10.78

A US$1.00 increase or decrease in the assumed initial public offering price of US$11.50 per ADS would increase or decrease our adjusted net tangible book value after giving effect to this offering in each case by US$12.3 million, or by US$0.02 per ordinary share or US$0.04 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and other estimated offering expenses of this offering. The adjusted information discussed above is illustrative only. Our adjusted net tangible book value following the completion of this offering is subject to adjustments based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on an as adjusted basis, the number of ordinary shares purchased from us as of June 30, 2009, the total consideration paid to us and the average price per ordinary share paid by our existing shareholder and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of US$11.50 per ADS, the midpoint of the estimated range of the initial public offering price per ADS, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

						Average
						Price per		Average
	Ordinary Shares Purchased		Total Consideration			Ordinary		Price
	Number	Percent	Amount		Percent	Share		per ADS

Existing shareholder	550,000,000	95.5%	US$	55,000,000	23.1%	US$	0.10	US$	0.20
New investors	26,087,000	4.5	US$	150,000,250	76.9	US$	5.75	US$	11.50

Total	576,087,000	100.0%	US$	205,000,250	100.0%

A US$1.00 increase or decrease in the assumed initial public offering price of US$11.50 per ADS would increase or decrease total consideration paid by new investors, total consideration paid by all shareholders and the average price per ordinary share paid by all shareholders by US$13.0 million, US$13.0 million and US$0.38, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and other offering expenses payable by us.

The discussions and tables above also assume no exercise by the underwriters of their over-allotment option to purchase up to 9,456,525 additional ADSs representing 18,913,050 Class A ordinary shares from the selling shareholder and assume no exercise of options outstanding and no vesting of any outstanding restricted shares. As of June 30, 2009, there were options to purchase 24,700,500 Class A ordinary shares and 407,770 restricted shares outstanding and 18,943,730 ordinary shares available for future issuance upon the exercise of future grants under our Amended and Restated 2008 Equity Compensation Plan. To the extent that any such options are exercised or any such restricted shares become vested, there will be further dilution to new investors.

EXCHANGE RATES

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader, and unless otherwise indicated, conversions of Renminbi into U.S. dollars in this prospectus are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On September 8, 2009, the daily exchange rate reported by the Federal Reserve Board was RMB6.8275 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Spot Exchange Rate
Period	Average(1)	Low	High	Period-End
	(RMB per US$1.00)

2004	8.2768	8.2774	8.2764	8.2765
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009 (through June 30, 2009)	6.8326	6.8470	6.8176	6.8302
2009
March	6.8360	6.8438	6.8240	6.8329
April	6.8304	6.8361	6.8180	6.8180
May	6.8235	6.8326	6.8176	6.8278
June	6.8334	6.8371	6.8264	6.8302
July	6.8317	6.8342	6.8300	6.8319
August	6.8312	6.8358	6.8299	6.8299
September (through September 8)	6.8293	6.8303	6.8275	6.8275

Source: For periods prior to December 31, 2008, the noon buying rates of the Federal Reserve Bank of New York; for periods subsequent to December 31, 2008, Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual average were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, both of which are included elsewhere in this prospectus.

The summary consolidated financial data presented below as of December 31, 2007, 2008 and June 30, 2009 and for the two years ended December 31, 2007 and 2008 and for the six months ended June 30, 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company on those consolidated financial statements is included elsewhere in this prospectus. The summary consolidated financial data presented below as of and for the six months ended June 30, 2008 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

Prior to the reorganization, our online game business was operated by Shanda Interactive through its various subsidiaries and VIEs. Effective July 1, 2008, pursuant to the reorganization, we assumed substantially all of the assets and liabilities related to Shanda Interactive’s online game business.

The reorganization was accounted for as a common control transaction, and accordingly, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the periods presented and as if the online game business, including Actoz that Shanda Interactive subsequently transferred to us in the second quarter of 2009, was transferred to us from Shanda Interactive as of the earliest period presented.

For the period from January 1, 2007 to June 30, 2008, our consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows of the entities that were directly engaged in the online game business.

Our statements of operations and comprehensive income for the periods prior to the reorganization include all the historical costs related to the online game business including payments for certain services performed by various subsidiaries and VIEs of Shanda Interactive, which became Shanda Online after the reorganization, and an allocation of certain general corporate expenses of Shanda Interactive. These general corporate expenses primarily relate to corporate employee compensation costs, professional service fees and other expenses arising from the provisions of certain corporate functions, including finance, legal, technology, investment and executive management. We allocated these expenses based on estimates that our management believes are a reasonable reflection of the utilization of services provided to, or benefits received by, us.

For the period from July 1, 2008 to June 30, 2009, our consolidated financial statements consist of the financial statements of Shanda Games, including its subsidiaries and VIEs, as a standalone company subsequent to the reorganization.

Our management believes that the assumptions underlying our consolidated financial statements and the above allocations are reasonable. Our consolidated financial statements for the years ended December 31, 2007 and 2008, however, may not be reflective of our result of operations, financial position and cash flows had we been operated as a standalone company during those periods. Our historical results for any prior periods are not necessarily indicative of results to be expected for any future period. In addition, our audited results for the six months ended June 30, 2009 may not be indicative of our results for the full year ending December 31, 2009.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008		2008	2009
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in millions, except per share data)

Selected Consolidated Statements of Operations Data:
Net revenues:
Online MMORPG revenues	2,016.1	2,987.8	437.4	1,335.1	2,026.1	296.6
Online advanced casual game revenues	280.4	358.9	52.5	187.1	159.8	23.4
Other revenues	26.3	30.1	4.4	17.8	12.6	1.9

Total net revenues	2,322.8	3,376.8	494.3	1,540.0	2,198.5	321.9

Cost of revenues
Third parties	(492.0)	(768.3)	(112.5)	(367.6)	(476.1)	(69.7)
Related parties	(769.1)	(721.1)	(105.6)	(379.1)	(405.0)	(59.3)

Total cost of revenues	(1,261.1)	(1,489.4)	(218.1)	(746.7)	(881.1)	(129.0)

Gross profit	1,061.7	1,887.4	276.2	793.3	1,317.4	192.9

Operating expenses:
Product development	(136.4)	(238.8)	(35.0)	(112.9)	(151.9)	(22.2)
Sales and marketing
Third parties	(125.4)	(124.4)	(18.2)	(58.4)	(79.1)	(11.6)
Related parties	—	(80.1)	(11.7)	—	(102.3)	(15.0)
General and administrative	(175.2)	(287.2)	(42.0)	(137.9)	(152.5)	(22.3)
Total operating expenses	(437.0)	(730.5)	(106.9)	(309.2)	(485.8)	(71.1)

Income from operations	624.7	1,156.9	169.3	484.2	831.6	121.8
Interest income	26.3	33.4	4.9	21.5	11.5	1.7
Investment income	*	—	—	—	0.2	*
Other income (expense), net	28.7	6.1	0.9	(16.2)	38.0	5.5

Income before income tax expense and equity in earnings (loss) of affiliated companies	679.7	1,196.4	175.1	489.5	881.3	129.0
Income tax expenses	(67.1)	(249.9)	(36.6)	(101.6)	(190.7)	(27.9)
Equity in earnings (loss) of affiliated companies	(13.6)	0.9	0.1	(0.2)	(10.2)	(1.5)

Net income	599.0	947.4	138.6	387.7	680.4	99.6
Less: Net income attributable to non-controlling interest	(7.1)	(11.9)	(1.7)	(4.9)	(9.2)	(1.3)

Net income attributable to Shanda Games Limited	591.9	935.5	136.9	382.8	671.2	98.3

Earnings per ordinary share
Basic	1.08	1.70	0.25	0.70	1.22	0.18
Diluted	1.08	1.70	0.25	0.70	1.22	0.18
Earnings per ADS
Basic	2.16	3.40	0.50	1.40	2.44	0.36
Diluted	2.16	3.40	0.50	1.40	2.44	0.36
Weighted average ordinary shares outstanding
Basic	550.0	550.0	550.0	550.0	550.0	550.0
Diluted	550.0	550.0	550.0	550.0	550.1	550.1

Share-based compensation included in:

Cost of revenue	(0.3)	(0.8)	(0.1)	(0.6)	(0.6)	(0.1)
Product development	(0.8)	(1.9)	(0.3)	(1.4)	(1.0)	(0.1)
Sales and marketing	—	(1.0)	(0.1)	(0.6)	(0.4)	(0.1)
General and administrative	(16.4)	(17.1)	(2.5)	(8.3)	(16.5)	(2.4)

* Less than 0.1.

	As of December 31,			As of June 30,
	2007	2008		2009
	RMB	RMB	US$	RMB	US$
	(in millions)

Selected Consolidated Balance Sheets Data:
Total current assets	904.4	1,582.7	231.7	1,923.1	281.6
Total assets	1,857.3	2,444.1	357.8	2,856.4	418.2
Total current liabilities	606.9	1,178.0	172.5	1,798.1	263.3
Total liabilities	640.9	1,208.2	176.9	1,826.6	267.4
Total Shanda Games Limited shareholder’s equity	1,001.2	1,097.0	160.6	865.7	126.8
Non-controlling interest	215.2	138.9	20.3	164.1	24.0
Total equity	1,216.4	1,235.9	180.9	1,029.8	150.8
Total liabilities and equity	1,857.3	2,444.1	357.8	2,856.4	418.2

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008		2008	2009
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in millions)

Selected Consolidated Statements of Cash Flow Data:
Net cash provided by operating activities	672.7	1,144.5	167.6	568.8	935.3	136.9
Net cash used in investing activities	(132.1)	(144.2)	(21.1)	(133.5)	(1,299.9)	(190.3)
Net cash provided by (used in) financing activities	(376.0)	(748.3)	(109.6)	(232.4)	532.4	77.9
Effect of exchange rate changes on cash	(7.1)	(16.7)	(2.4)	(7.4)	2.8	0.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Information” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are China’s leading online game company in terms of the size and diversity of our game portfolio. Our online game revenues and game player base are also among the largest in China. Through our extensive experience in the online game industry in China, we have created a scalable approach to develop, source and operate online games, as well as license our games to third parties. We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment and acquisition, co-development, and co-operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. In addition, we operate a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitor and adjust the game environment to optimize our game players’ experience.

As of August 31, 2009, we operated 20 MMORPGs and 11 advanced casual games and had 16 MMORPGs and eight advanced casual games in our announced pipeline. Our in-house development capabilities consist of over 1,100 game development personnel and our proprietary game development platform.

We use either the item-based or time-based revenue model for the games we operate. Compared with the time-based model, under which players pay for game-playing time, the item-based model allows game players to play the basic features of the game for free. Game players may then choose to purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. Our game players purchase electronic or physical prepaid cards to purchase virtual items and to access our time-based online games. We have adopted the item-based model for substantially all of our MMORPGs and all of our advanced casual games.

Our net revenues increased 45% from RMB2,322.8 million in 2007 to RMB3,376.8 million (US$494.3 million) in 2008. Our net income increased 58% from RMB591.9 million in 2007 to RMB935.5 million (US$136.9 million) in 2008. Our net revenues increased 43% from RMB1,540.0 million in the six months ended June 30, 2008 to RMB2,198.5 million (US$321.9 million) in the six months ended June 30, 2009. Our net income attributable to our company increased 75% from RMB382.8 million in the six months ended June 30, 2008 to RMB671.2 million (US$98.3 million) in the six months ended June 30, 2009.

We depend substantially on two online games, which accounted in the aggregate for approximately 75.9% and 77.0% of our net revenues in 2008 and the six months ended June 30, 2009, respectively. These games have finite commercial lifespan. While we may be able to extend the commercial lifespans of these games by adding new features that appeal to existing players and attract new players, we need to develop and source new online games that appeal to game players and that will be commercially successful in order to remain competitive. Furthermore, the online game industry in China may not continue to grow at current levels, and we face uncertainties regarding the continuing market acceptance of our online games in China and elsewhere. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. We evaluate these changes as they emerge and strive to adapt our business and operations in order to maintain and strengthen our leadership in the industry.

The Reorganization and the Basis of Preparation

Our online game business was founded by Shanda Interactive, our parent, in 2001 and was operated by Shanda Interactive through various subsidiaries and VIEs, until the reorganization on July 1, 2008. As part of the reorganization, Shanda Interactive transferred substantially all of its assets and liabilities related to the online game business to us. In connection with the reorganization, we entered into agreements with Shanda Interactive and certain of its affiliates with respect to various ongoing relationships between us. See “Our History and Corporate Structure” and “Our Relationship with Shanda Interactive”.

As the reorganization was accounted for as a common control transaction, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the periods presented and as if the online game business, including Actoz that Shanda Interactive subsequently transferred to us in the second quarter of 2009, was transferred to us from Shanda Interactive as of the earliest period presented. Accordingly, for the period from January 1, 2007 to June 30, 2008, our consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows of entities that were directly engaged in the online game business.

Our statements of operations and comprehensive income for the periods prior to the reorganization include all the historical costs related to the online game business, including payments for certain services performed by Shanda Interactive’s various subsidiaries and VIEs, which became Shanda Online after the reorganization, and an allocation of certain general corporate expenses of Shanda Interactive. These general corporate expenses primarily relate to employee compensation costs, professional service fees and other expenses arising from the provisions of certain corporate functions, including finance, legal, technology, investment and executive management. We allocated these expenses based on estimates that our management believes are a reasonable reflection of the utilization of services provided to, or benefits received by, us. See Note 2(1) to our consolidated financial statements included elsewhere in this prospectus for further information related to these costs. Shanda Interactive allocated an aggregate of RMB37.6 million, RMB31.3 million (US$4.6 million) and RMB11.4 million (US$1.7 million) of corporate expenses to us for the years ended December 31, 2007 and 2008, and the six months ended June 30, 2009, respectively. While the expenses allocated to us are not necessarily indicative of the expenses that we would have incurred if we had been a separate, independent entity during the periods presented, management believes that the foregoing presents a reasonable basis of estimating what our expenses would have been on a historical basis.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could materially differ from those estimates.

For the period from July 1, 2008 to June 30, 2009, our consolidated financial statements consist of the financial statements of Shanda Games, including its subsidiaries and VIEs, as a standalone entity subsequent to the reorganization.

Our Agreements with Shanda Online

Effective as of the reorganization, we have engaged certain VIEs of Shanda Online to provide certain services that are critical to our business. Pursuant to the Amended and Restated Cooperation Agreement between Shanda Networking and Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, we have engaged Shanda Networking as our provider of certain services, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services for a period of five years commencing July 1, 2008. We pay Shanda Networking a service fee, which we record as a portion of platform fees in our cost of revenues. Because a substantial portion of platform fees is based on a fixed percentage of the face value of prepaid cards used in our games, we expect our platform fees as a percentage of net revenues to remain generally stable going forward. Pursuant to the Amended and Restated Sales Agency Agreement between Shengfutong and the Shulong entities, we have engaged Shengfutong, for a period of five years commencing July 1, 2008, as the sales agent for the distribution of prepaid cards which are required to purchase virtual items or time units in our online games. For each prepaid card sold, we pay Shengfutong a service fee, which we record as a portion of sales and marketing expenses in our operating expenses. See “Our Relationship with Shanda Interactive — Our Relationship with Shanda Interactive Following the Reorganization — Amended and Restated Cooperation Agreement” and “Our Relationship with Shanda Interactive — Our Relationship with Shanda Interactive Following the Reorganization — Amended and Restated Sales Agency Agreement” for more details on the terms of these agreements, including the fixed discount to the face value of prepaid cards used to calculate the service fees we pay under these agreements. Prior to the reorganization, the services currently provided by Shanda Networking were performed by Shanda Interactive’s various subsidiaries and VIEs and the service fees were based on certain agreements in existence at that time. Prior to the reorganization, the services currently provided by Shengfutong were performed by our own sales and marketing personnel and the costs relating to such services were recorded as a portion of sales and marketing expenses.

Due to the differences in the agreements in place prior to and after the reorganization, our results of operations for the periods prior to and after the reorganization are not entirely comparable. Specifically, the agreements pursuant to which we recognize platforms fees and sales and marketing expenses following the reorganization differ from the methods prior to the reorganization. Therefore, with respect to periods prior to and after July 1, 2008, cost of revenues (namely, platform fees) and operating expenses (namely, sales and marketing expense) are not entirely comparable, which also impact other line items such as gross profit, income from operations and net income. As a result, the results of operations for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and June 30, 2009 may not be entirely comparable.

Factors Affecting Our Results of Operations

Our results of operations are affected by several key factors including the following:

Our ability to continue to successfully introduce new online games and expansion packs for existing games

We have built the largest and the most diversified portfolio of online games in China through our multi-channel game content development and sourcing strategy. We must continue to generate and acquire attractive online games by developing in-house, licensing, acquiring through investment, co-developing or co-operating with third parties, new online games and to maintain the popularity of our existing online games by introducing updates, expansion packs and other game improvements. Our results of operations may also be significantly affected by the timing of our new game launches.

Our ability to maintain and expand our community of loyal game players

The size and loyalty of our community of game players are critical to our business. Players of online games, especially MMORPGs, are typically attracted to online games in which they can interact with many players. We have built a large community of game players and have maintained and expanded this community by enhancing our game players’ loyalty to our online games. Our loyal game players tend to remain active paying game players and in addition, such game players are likely to spend more on our virtual items or consume more playing time on our games. Our ability to retain and attract game players will depend significantly on our ability to continually strengthen our community of loyal game players and enhance their experience.

Game content sourcing costs

Significant resources are required to develop, acquire and market new online games and maintain their popularity in the market, including game development, game licensing and other online game generation and acquisition costs. We typically incur significant costs and expenses before such online games generate any revenues. If such games are not popular and do not generate substantial revenues, we may not be able to recover such game content sourcing costs.

The reliability and quality of Shanda Networking’s integrated service platform and Shengfutong’s distribution services

We have engaged Shanda Networking and Shengfutong to provide certain services that are critical to the operation of our online game business, including online billing and payment, customer service, user authentication, anti-fatigue compliance, prepaid card marketing and distributions and data support services, for a period of five years commencing July 1, 2008. See “Our Relationship with Shanda Interactive”. The reliability and quality of Shanda Networking’s integrated service platform and Shengfutong’s distribution services directly affect the availability of our online games to our game players and the quality of the game-playing experience, which would have a material effect on our revenues.

Competition in China’s online game industry

The online game industry in China is highly competitive. Numerous competitors have entered the online game industry in China, including Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited and The9 Limited. The proliferation of the number of online game companies has placed significant pressure on the cost of sourcing and marketing online games, attracting new and retaining existing game players, and recruiting and retaining game development and management talent.

Revenues

We currently derive substantially all of our revenues from purchases of virtual items by game players of our MMORPGs and advanced casual games.

The following table sets forth, for the periods indicated, a breakdown of our net revenues into MMORPGs, advanced casual games and other revenues.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2007		2008		2008		2009
		% of Net		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues	RMB	Revenues
					(unaudited)
	(in millions, except percentages)

Net revenues:
Online MMORPG revenues	2,016.1	86.8%	2,987.8	88.5%	1,335.1	86.7%	2,026.1	92.2%
Online advanced casual game revenues	280.4	12.1	358.9	10.6	187.1	12.1	159.8	7.2
Other revenues(1)	26.3	1.1	30.1	0.9	17.8	1.2	12.6	0.6

Total net revenues	2,322.8	100.0%	3,376.8	100.0%	1,540.0	100.0%	2,198.5	100.0%

(1)	Other revenues primarily include fees received from game promotions and short messaging services fees earned.

Our revenues from MMORPGs and advanced casual games are net of a sales discount. For the periods prior to the reorganization, the sales discount represented the difference between the face value of the prepaid card and the price at which we sold the prepaid card to our distributors or to our game players. For the periods subsequent to the reorganization, the sales discount represents the difference between the face value of the prepaid cards and the price at which Shengfutong sells the prepaid cards to third-party distributors and retailers or directly to our game players. Therefore, with respect to each prepaid card sold, the amount of revenues we record and service fee we pay to Shengfutong, which we record under sales and marketing expenses in our operating expenses, depend on the sales discount at which Shengfutong sells the prepaid card. A smaller discount applied by Shengfutong will result in higher net revenues to us, as well as corresponding higher service fee paid to Shengfutong, and vice versa. Notwithstanding the foregoing, with respect to each prepaid card sold, we are guaranteed a fixed percentage of the face value of a prepaid card in revenues.

Our revenues are also net of the PRC business tax that our PRC operating companies pay on their gross revenues. The PRC business tax ranges from 3% to 5%.

We operate our games using one of two revenue models. For games operated using the item-based revenue model, the most significant factors that affect our revenues are (i) the number of active paying accounts and (ii) the range, number and pricing of virtual items available for sale. The number of active paying accounts for any given period is equal to the number of game player accounts that spend virtual currency at least once during a given period and includes accounts of game players who spend virtual currency in beta testing of our online games. Our quarterly active paying accounts is equal to the aggregate number of active paying accounts for our online games during a given quarter.

For games operated using the time-based revenue model, the most significant factors that affect our revenues are (i) the number of users playing the game and (ii) the length of time that users play the game, or total user-hours. We calculate our total user-hours based on our average concurrent users. In a given period, the number of total user-hours equals the average concurrent users for that period multiplied by the number of hours in that period. In measuring average concurrent users, we determine the number of users logged on to our games that adopt the time-based revenue model at one minute intervals, and then average that number over the course of a day to derive daily averages. Average daily information is further averaged over a particular period to determine average concurrent users for that period.

Our online game business is subject to seasonality factors. Generally, our game players spend more time playing our games in the first and third quarters of each year, which typically have more holidays, allowing for more time for leisure activities, whereas the second and fourth quarters are generally slower for our business as there are fewer holidays during those quarters.

Cost of Revenues

Our cost of revenues primarily consists of platform fees, upfront and ongoing licensing fees for online games and other miscellaneous expenses. The following table sets forth, for the periods indicated, a breakdown of our cost of revenues by amount and percentage of our net revenues.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2007		2008		2008		2009
		% of Net		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues	RMB	Revenues
					(unaudited)
	(in millions, except percentages)

Net revenues	2,322.8	100.0%	3,376.8	100.0%	1,540.0	100.0%	2,198.5	100.0%

Cost of revenues:
Platform fees	735.4	31.7	864.9	25.6	451.2	29.3	459.7	20.9
Upfront and ongoing licensing fees	429.6	18.5	520.9	15.4	235.0	15.3	366.1	16.7
Others	96.1	4.1	103.6	3.1	60.5	3.9	55.3	2.5

Total cost of revenues	1,261.1	54.3	1,489.4	44.1	746.7	48.5	881.1	40.1

Gross profit/margin	1,061.7	45.7%	1,887.4	55.9%	793.3	51.5%	1,317.4	59.9%

Platform fees.  Platform fees consist of (1) costs related to various support services, including online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services, and (2) other expenses related to server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees, and software rental fees. Platform fees constituted approximately 31.7%, 25.6% and 20.9% of our net revenues in 2007, 2008 and the six months ended June 30, 2009, respectively. The decrease in platform fees as a percentage of net revenues resulted primarily from the fact that following the reorganization effective July 1, 2008, we paid Shanda Networking a service fee related to various platform services, described in clause (1) in the first sentence of this paragraph based upon a fixed percentage of the portion of the face value of prepaid cards distributed and used in our games, which has resulted in lower fees as a percentage of our net revenues. We expect our platform fees as a percentage of our net revenues to remain generally stable going forward because a substantial portion of platform fees is based on a fixed percentage of the portion of the face value of prepaid cards used in our games.

Upfront and ongoing licensing fees.  The cost of licensing games from third-party game content providers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, the majority of which is equal to a percentage of the revenues we generate from the relevant licensed game and, in some circumstances, includes a minimum guarantee. Upfront licensing fees are amortized on a straight-line basis over the shorter of the licensed period and the useful economic life of the relevant licensed game. Amortization of upfront licensing fees and ongoing licensing fees for games constituted approximately 18.5%, 15.4% and 16.7% of our net revenues in 2007, 2008 and the six months ended June 30, 2009, respectively. The decrease in ongoing licensing fees as a percentage of our net revenues from 2007 to 2008 is primarily due to the consolidation beginning from the third quarter of 2007 of the financial results of Actoz, which licenses several games to us, including Mir II, which is our top game in terms of revenues in 2008. While Actoz is our majority-owned subsidiary and controls the licensing of Mir II in China, we continue to classify Mir II as a licensed game because Actoz shares a portion of the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to Mir II. We expect our upfront and ongoing licensing fees as a percentage of our net revenues to increase slightly in 2009 due to the full year impact of games licensed from third parties.

Others.  Other expenses include employee salary and welfare benefits, such as medical insurance, statutory housing contributions, unemployment insurance and pension benefits, for employees involved in the operation of our online games, stock-based compensation for employees who operate our games and office expenses. Other expenses were approximately 4.1%, 3.1% and 2.5% of our net revenues in 2007, 2008 and the six months ended June 30, 2009, respectively.

Gross profit/margin.  Gross profit as a percentage of our net revenues was 45.7%, 55.9% and 59.9% in 2007, 2008 and the six months ended June 30, 2009, respectively.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth, for the periods indicated, a breakdown of our operating expenses by amount and percentage of our net revenues.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2007		2008		2008		2009
		% of Net		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues	RMB	Revenues
					(unaudited)
	(in millions, except percentages)

Net revenues:	2,322.8	100.0%	3,376.8	100.0%	1,540.0	100.0%	2,198.5	100.0%

Operating expenses:
Product development	136.4	5.9	238.8	7.1	112.9	7.3	151.9	6.9
Sales and marketing	125.4	5.4	204.5	6.1	58.4	3.8	181.4	8.3
General and administrative	175.2	7.5	287.2	8.4	137.9	9.0	152.5	6.9

Total operating expenses	437.0	18.8	730.5	21.6	309.2	20.1	485.8	22.1

Operating profit/margin	624.7	26.9%	1,156.9	34.3%	484.2	31.4%	831.6	37.8%

Product development expenses.  Our product development expenses primarily consist of salary and benefits expenses of personnel engaged in the product development of our online games, outsourced game development expenses as a result of our investments through 18 Capital, share-based compensation and other expenses incurred by our product development personnel. Product development expenses were 5.9%, 7.1% and 6.9% of our net revenues in 2007, 2008 and the six months ended June 30, 2009, respectively. We expect our product development expenses to increase in 2009, as we develop new online games, updates or expansion packs for our existing online games, customize games licensed from third parties and continue to invest through 18 Capital.

Sales and marketing expenses.  Our sales and marketing expenses primarily consist of advertising and promotion expenses for our online games in different media outlets, costs related to distribution of prepaid cards, salary and benefits for our sales and marketing personnel, share-based compensation and other expenses incurred by our sales and marketing personnel. Beginning on July 1, 2008, service fees paid to Shengfutong for the distribution of prepaid cards pursuant to the Amended and Restated Sales Agency Agreement are recorded as sales and marketing expenses. Sales and marketing expenses were 5.4%, 6.1% and 8.3% of our net revenues in 2007, 2008 and the six months ended June 30, 2009, respectively. We expect our sales and marketing expenses to increase in 2009 as we expect our service fee paid to Shengfutong to increase as more prepaid cards are sold and our advertising and promotion expenses to increase as we launch additional new games and expand our sales and marketing efforts in our existing markets and in new markets.

General and administrative expenses.  Our general and administrative expenses primarily consist of salary and benefits for general management, finance and administrative personnel, professional services fees, business tax expenses, share-based compensation and other expenses. General and administrative expenses were 7.5%, 8.4% and 6.9% of our net revenues in 2007, 2008 and the six months ended June 30, 2009, respectively. Our business tax expense relates to services and licensing fees paid by our PRC operating companies to Shengqu. We expect the general and administrative expenses to increase in 2009 due to the increased amount of business tax to be paid by our PRC operating companies, as a result of the increasing volume of services to be performed by our PRC subsidiaries for our PRC operating companies, increased headcount as we develop our own general management, financial and administrative departments and increased professional service fees as a result of being a publicly listed company.

Operating profit/margin.  Operating profit as a percentage of our net revenues was 26.9%, 34.3% and 37.8% in 2007, 2008 and the six months ended June 30, 2009, respectively.

Non-Operating Income

Our non-operating income consists of interest income and other non-operating income.

Interest Income.  We earn interest income from the deposit of our cash balance with banks.

Other Non-Operating Income.  Other non-operating income primarily consists of government incentives. Due to the preferential treatments for qualified high technology companies in China and incentives from local governments to encourage regional business development, certain of our PRC companies receive financial incentives from local governments that are calculated with reference to taxable income and revenues, as the case may be. The amount and timing of the financial incentives are determined by government authorities. Upon receipt, these incentives are recognized as other income in our statements of operations and comprehensive income. Please see note 5 to our consolidated financial statements included elsewhere in this prospectus.

In 2007, 2008 and the six months ended June 30, 2009, we received an aggregate of RMB54.3 million, RMB18.4 million (US$2.7 million) and RMB37.4 million (US$5.5 million) in cash, respectively, as financial incentives from municipal governments. Going forward, eligibility for the government financial incentives we may receive requires that we continue to meet a number of government-mandated financial and non-financial criteria, which generally include:

•	generating more than a minimum level of revenues from high-tech related sales or services, determined as a percentage of total revenues;

•	employing more than a minimum number of employees in product development; and

•	expending more than a minimum amount on product development, determined as a percentage of total revenues.

The continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives. Upon expiration of these government financial incentives, we will consider available options, in accordance with applicable law, that would enable us to qualify for additional government financial incentives to the extent they are then available to us.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

Under the Hong Kong Inland Revenue Ordinance, Shanda Games (HK) was subject to 17.5% income tax for the year ended December 31, 2007 and 16.5% for the year ended December 31, 2008 and the six months ended June 30, 2009 on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Shanda Games (HK) are not subject to any Hong Kong withholding tax.

PRC Enterprise Income Tax

Prior to January 1, 2008, our PRC operating entities were governed by the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the PRC on Enterprises Income Tax, or the Old EIT Laws. Pursuant to the Old EIT Laws, PRC enterprises were generally subject to Enterprise Income Tax, or the EIT, at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% for certain technology enterprises, on PRC taxable income. Companies that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment prior to January 1, 2008. Furthermore, foreign invested enterprises were exempted from PRC state income tax for two years, beginning with their first profitable year of operations, and were entitled to a 50% tax reduction for the subsequent three years. During the year ended December 31, 2007, certain of our operations in the PRC were subject to an applicable tax rate of 15% as a result of being named new technology enterprises, except for Shengqu, which, as a foreign invested company and software development enterprise, was subject to an income tax rate of 7.5% for the year 2007.

In March 2007, the PRC government enacted the PRC Enterprise Income Tax Law, or the New EIT Law, and promulgated related regulation, Implementing Regulations for the PRC Enterprise Income Tax Law. The law and regulation went into effect on January 1, 2008. The PRC Enterprise Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The PRC Enterprise Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises”, which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental authorities further clarified that high and new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 were allowed to enjoy grandfather treatment for the unexpired tax holidays, on condition that they were re-approved for “high and new technology enterprise” status under the regulations released on April 14, 2008. An enterprise’s qualification as a “high and new technology enterprise” is re-assessed by the relevant PRC governmental authorities every three years.

In December 2008, the local governments recognized Shengqu, Shanghai Shulong and Chengdu Aurora as “high and new technology enterprises”. Accordingly, these entities are entitled to a 15% preferential income tax rate for the three-year period ending December 31, 2010. In addition, Shengqu also qualified as a key national software enterprise on December 31, 2008 and therefore is entitled to a 10% income tax rate for 2008.

As required by the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. As of December 31, 2008, we accrued a withholding tax of RMB37.0 million (US$5.4 million) based on the 5% withholding tax rate of the profits of Shengqu that we distributed to Shanda Games (HK) and paid such withholding tax in the first half of 2009.

Equity in Earning (Loss) of Affiliated Companies

We record our investment in affiliates using the equity method of accounting, and the profit or loss from of the affiliates is presented as “Equity in earning (loss) of affiliated companies” on the statements of operations and comprehensive income.

Non-Controlling Interest

In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz, whose financial results were consolidated into our financial statements beginning from July 1, 2007. As a result, we recognized non-controlling interest in our statements of operations and comprehensive income for the shares of Actoz that we did not own for the period from July 1 to December 31, 2007, for the year ended December 31, 2008 and the six months ended June 30, 2009. See “— Critical Accounting Policies — Basis of Preparation”.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands in our management’s judgment.

Basis of Preparation

The reorganization is accounted for as a common control transaction, and accordingly, we have prepared the consolidated financial statements as if the current corporate structure had been in existence throughout the periods presented and as if the online game business, including Actoz that Shanda Interactive transferred to us in the second quarter of 2009, was transferred to us from Shanda Interactive as of the earliest period presented.

Before the reorganization, the online game business was conducted by various subsidiaries and VIEs of Shanda Interactive. Therefore, for the period from January 1, 2007 to June 30, 2008, our consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows of the entities that were directly engaged in the online game business.

Our statement of operations and comprehensive income for the periods prior to the reorganization include all the historical costs related to the online game business including payments for certain services performed by various subsidiaries and VIEs of Shanda Interactive, which became Shanda Online after the reorganization, and an allocation of certain general corporate expenses of Shanda Interactive. These general corporate expenses primarily relate to corporate employee compensation costs, professional service fees and other expenses arising from the provisions of certain corporate functions, including finance, legal, technology, investment and executive management. We allocated these expenses based on estimates that our management believes to be a reasonable reflection of the utilization of services provided to, or benefits received by, us.

For the period from July 1, 2008 to June 30, 2009, our consolidated financial statements consist of the financial statements of Shanda Games, including its subsidiaries and VIEs, as a standalone company subsequent to the reorganization.

Our management believes that the assumptions underlying our consolidated financial statements and the above allocations are reasonable. Our consolidated financial statements, however, may not be reflective of our result of operations, financial position and cash flows had we been operated as a standalone company during those periods. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. In addition, our audited results for the six months ended June 30, 2009 may not be indicative of our results for the full year ending December 31, 2009.

Revenue Recognition

Prior to the reorganization, Shanda Interactive sold prepaid cards, in both virtual and physical forms, to third party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The prepaid cards entitle end users to purchase virtual items or time units in our online games. All proceeds received from distributors or retailers are deferred when received.

In connection with the reorganization, we entered into various agreements with subsidiaries that are under the common control of Shanda Interactive. Pursuant to the Amended and Restated Cooperation Agreement, we have engaged Shanda Networking to provide customer and other game support services, and pursuant to the Amended and Restated Sales Agency Agreement, we have engaged Shengfutong to provide agency services in selling prepaid cards to third party distributors and retailers, in each case for a period of five years beginning from the date of the reorganization. We have assessed the relationship and arrangements with Shanda Networking and Shengfutong under the Emerging Issues Task Force, or EITF, Issue No. 99-19, “Reporting revenue gross as a principal versus net as an agent”, and have concluded that reporting the gross amount equal to the amount that Shengfutong receives from the sale of prepaid game cards to distributors or retailers and subsequently was activated and charged to the respective game accounts by players as deferred revenue is appropriate as we are the primary obligor and we provide the online game services desired by the customers.

Both before and after reorganization, under the item-based revenue model, revenues are recognized over the life of the virtual items that game players purchase or as the virtual items are consumed. Under the time-based revenue model, revenues are recognized based on the time units consumed by our game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with our published expiration policy. Deferred revenue is reduced as revenues are recognized.

For revenues that are recognized over the life of the virtual item, we have considered the average period that game players typically play our games to arrive at our best estimates for the lives of these virtual items. We have also considered that the estimated lives of these virtual items may be affected by various factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates in the future as our games’ operation period changes. Any adjustments arising from changes in the estimates of the lives of these virtual items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the game player behavior patterns. Any changes in our estimates of useful lives of these virtual items may result in our revenues being recognized on a basis different from prior periods’ and may cause our operating results to fluctuate.

Revenues are net of the PRC business tax that our PRC operating companies pay on their gross revenues.

Consolidation of Variable Interest Entities

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes the operation of online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content. We are a Cayman Islands exempted company, and therefore, as foreign or foreign-invested enterprises under PRC law, we and our PRC subsidiaries are ineligible to hold a license to operate online games in China. In order to comply with the foreign ownership restrictions, we operate our online game business in China through the Shulong entities. Our PRC operating companies and other subsidiaries of Shanghai Shulong hold the licenses and approvals that are material to the operation of our online game business. Our PRC subsidiaries have entered into a series of contractual arrangements with Shanghai Shulong and/or the shareholders of Shanghai Shulong. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanghai Shulong and its subsidiaries and consolidate their results of operations, assets and liabilities in our financial statements.

Property and Equipment, Intangible Assets, Land Use Rights and Other Long-lived Assets

Our accounting for long-lived assets, including property and equipment, intangible assets, long-term prepayments and other long-lived assets is described in notes 2(11), 2(12), 2(14) and 2(15) to our consolidated financial statements included elsewhere in this prospectus. The recorded values of long-lived assets, including property and equipment, intangible assets, land use rights and other long-lived assets, are affected by a number of management estimates, including the estimated useful lives, residual values and impairment charges. Significant judgment is required in the assessment of the estimated useful lives of these assets, especially for game licenses. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We assess the impairment for long-lived assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. In 2007, we recognized an impairment of intangible assets with charges to cost of revenues in the amount of RMB20.1 million, primarily relating to upfront and minimum royalty license fees relating to an online game that was not as popular as we had previously expected. The provisions represent management’s best estimate of the probable and reasonably estimable loss. During the year ended December 31, 2008 and the six months ended June 30, 2009, we did not recognize any impairment loss relating to our long-lived assets.

Impairment of Investment in Affiliated Companies

We continually review our investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reasons for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date, and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in earning (loss) of affiliated companies.

Impairment of Goodwill

We review our goodwill on an annual basis or more frequently if events or changes in circumstances indicate that the goodwill might be impaired as required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. In performing this review, we are required to make an assessment of fair value for our goodwill under each reporting unit. When determining fair value, we utilize various assumptions, including projection of future cash flows. A change in these underlying assumptions will cause a change in the results of the test and, as such, could cause the fair value to be less than the respective carrying amount. In such event, we would be required to record a charge, which would significantly impact our earnings. We did not recognize any impairment of goodwill during the periods presented.

Share-Based Compensation

Certain of our officers (including directors) and employees have received (i) options to purchase ordinary shares of Shanda Interactive granted by Shanda Interactive to officers (including directors) and employees who were engaged in the online game business prior to the reorganization and who subsequently became our employees following the reorganization; (ii) options to purchase ordinary shares of Actoz granted by Actoz to its officers and employees and (iii) options to purchase our Class A ordinary shares granted to officers (including directors) and employees under our Amended and Restated 2008 Equity Compensation Plan.

We account for any stock option grants made pursuant to the respective stock option plan in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123R. Under the fair value recognition provision of SFAS 123R, share-based compensation expense is measured at the grant date based on the fair value of the stock options and is recognized as an expense either on a straight-line basis or a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options where the exercisability is conditional only upon completion of the service condition through the vesting date. With respect to options for which the exercisability is conditional upon completion of both the service and performance conditions through the vesting date, we use the binomial option pricing model.

For our option awards granted to our employees under the Amended and Restated 2008 Equity Compensation Plan, we are required to determine the fair value of our ordinary shares at the respective grant dates. Determining the fair value of our ordinary shares requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made.

In determining the fair value of our ordinary shares in each of the grant date, we relied in part on a valuation report prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management. We used the income approach/discounted cash flow method as the primary approach and market approach as a cross-check to derive the fair value of our ordinary shares. We applied the discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation date. The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The assumptions we used in deriving the fair value of our ordinary shares include no significant contingent liabilities, unusual contractual obligations or substantial commitments; no significant pending or threatened litigation involving us as of the valuation date; no violations of any regulations or laws by us; no redundant assets as of the valuation date other than those identified by the valuer and disclosed; no significant change in our business model; management information is on a consolidated basis; and the book values of non-operating assets and total debt approximate their fair values. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks the management perceived as being associated with achieving the forecasts and are based on our estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account systemic risks and company-specific risks. The capital asset pricing model is a model for pricing securities that adds an assumed risk premium rate of return to an assumed risk-free rate of return. Using this method, we determined the appropriate discount rates to be 26% as of November 14, 2008 and 25% as of April 30, 2009.

We also applied a discount for lack of marketability, or DLOM, to reflect the fact that, at the time of the grants, we were a closely-held company and there was no public market for our ordinary shares. To determine the discount for lack of marketability, we and the independent valuer used the Black-Scholes option pricing model and assumed a liquidity event in the first quarter of 2010. Pursuant to the Black-Scholes option pricing model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. Based on the foregoing analysis, we used a DLOM of 23% to discount the value of our ordinary shares as of November 14, 2008 and

April 30, 2009. It was concluded that our fair value as a going concern was RMB11,751 million (equivalent to US$1,720.4 million) as of November 14, 2008 and RMB15,000 million (equivalent to US$2,196.1 million) as of April 30, 2009. The fair value per ordinary share and restricted share was RMB21.37 per share (equivalent to US$3.13) as of November 14, 2008 and RMB26.60 per share (equivalent to US$3.90) as of April 30, 2009.

We believe that the increase in the fair value of our ordinary shares from RMB21.37 per share (equivalent to US$3.13) as of November 14, 2008 to RMB26.60 per share (equivalent to US$3.90) as of April 30, 2009 was attributable to the following significant factors and events during the period:

•	the successful launch in April 2009 of AION, which is a 3D MMORPG that we license from NCSoft Corporation. AION was voted one of the “Top Ten Most Anticipated Games” at the 2008 China Game Industry Annual Conference;

•	the addition of several members of the senior management team, including our chief financial officer, Richard Wei, who has over fourteen years of finance-related experience, including over eight years serving as the chief financial officer of several U.S. public companies; and

•	the continued growth of the online game industry in China, from which we derive substantially all of our revenues.

We believe that the increase in the fair value of our ordinary shares from RMB26.60 per share (equivalent to US$3.90) as of April 30, 2009 to US$5.75 per share, corresponding to the midpoint of the estimated public offering price range set forth on the front cover of this prospectus, was attributable to the following significant factors and events relating to our business during the period:

•	the successful launch of JX Online World, a martial arts adventure MMORPG, which we co-operate with Kingsoft Corporation Limited and which has further broadened our large, diversified game portfolio;

•	our release of a major expansion pack for Mir II, which was our top game in terms of revenues in 2008;

•	the successful launch in the U.S. by THQ Inc. of Company of Heroes Online, a real-time strategy MMORPG which we co-developed with THQ Inc. and which we plan to launch in China to further broaden our game portfolio;

•	our successful acquisition in July 2009 of Chengdu Simo, which operates Luvinia Online, a fantasy 3D MMORPG, to further broaden our game portfolio;

•	our resumption in July 2009 of operations of Crazy Kart, which is one of our more popular advanced casual games. We had licensed to a related party the right to operate the game in China until July 1, 2009;

•	the appointment of three independent directors, which we believe has contributed to the enhancement of our corporate governance;

•	the addition of several members of the senior management team who have extensive experience in the online game industry; and

•	the continued growth of the online game industry in China, from which we derive substantially all of our revenues.

In addition, the increase in the fair value of our ordinary shares was due to the acceleration of the anticipated liquidity event in our valuation analysis from the first quarter of 2010 to the third quarter of 2009, as well as the general improvement in the capital markets and companies in our industry beginning in the second quarter of 2009.

The intrinsic value of the options outstanding as of June 30, 2009 was US$63.0 million, based on the midpoint of the estimated public offering price range set forth on the front cover of this prospectus. A US$1.00 increase in the assumed initial public offering price of US$11.50 per ADS would increase by approximately US$12.4 million the intrinsic value of the options outstanding as of June 30, 2009, while a US$1.00 decrease in the assumed initial public offering price of US$11.50 per ADS would decrease the intrinsic value of those options by approximately US$12.4 million.

The determination of the fair value of share options on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the vesting period, risk-free interest rate, expected dividend yield, and actual and projected employee stock option exercise behaviors. Furthermore, we are required to estimate forfeitures at the time of grant and recognize share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

Our share-based compensation expenses totaled RMB17.5 million, RMB20.8 million (US$3.0 million) and RMB18.5 million (US$2.7 million) in 2007, 2008 and the six months ended June 30, 2009, respectively.

Income Taxes and Valuation Allowance

We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, with the required disclosures as described in note 6 to our consolidated financial statements included elsewhere in this prospectus. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2007 and 2008 and as of June 30, 2009, valuation allowances recognized were RMB3.1 million, RMB41.6 million (US$6.1 million) and RMB72.4 million (US$10.6 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain foreign tax credit carry forward generated by one of our subsidiaries. As of December 31, 2007 and 2008 and as of June 30, 2009, we recorded deferred tax assets, net of valuation allowances, of RMB147.9 million, RMB105.1 million (US$15.4 million) and RMB113.8 million (US$16.7 million), respectively. We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits which will allow us to fully utilize our net deferred tax assets in the foreseeable future. If, however, events were to occur in the future which are not currently contemplated, that would not allow us to realize all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109”, or FIN 48, prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our adoption of FIN 48 did not result in any adjustments to the opening balance of our retained earnings as of January 1, 2007. We did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2009.

Results of Operations

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Net revenues.  Our net revenues increased 43% from RMB1,540.0 million for the six months ended June 30, 2008 to RMB2,198.5 million (US$321.9 million) for the six months ended June 30, 2009. Net revenues from MMORPGs increased from RMB1,335.1 million for the six months ended June 30, 2008 to RMB2,026.1 million (US$296.6 million) for the six months ended June 30, 2009. Net revenues from advanced casual games decreased from RMB187.1 million for the six months ended June 30, 2008 to RMB159.8 million (US$23.4 million) for the six months ended June 30, 2009.

Our net revenues from MMORPGs increased primarily due to an increase in net revenues from our existing MMORPGs and the introduction of new MMORPGs. The increase in net revenues from our existing MMORPGs is primarily driven by net revenue increase of 49% from Mir II and Woool as a result of the release of certain updates and expansion packs. Net revenues from new MMORPGs that we introduced after the first half of 2008 totaled RMB142.6 million (US$20.9 million) for the six months ended June 30, 2009, primarily due to the commercialization of AION.

The number of active paying accounts for MMORPGs increased from 4.11 million and 4.24 million in the first and second quarters of 2008, respectively, to 7.19 million and 8.58 million in the first and second quarters of 2009, respectively. The average monthly revenues per active paying account was RMB51.9 and RMB54.7 in the first two quarters of 2008, respectively, compared with RMB43.9 and RMB41.9 in the first two quarters of 2009, respectively. Average monthly revenues per active paying account for the first two quarters of 2009 were lower than the first two quarters of 2008 as a result of an increase in the number of new game players and lower average monthly revenues per active paying account of these new game players. New game players generally tend to generate lower monthly average revenues per active paying account because MMORPGs are designed such that fewer premium virtual items are available for purchase at the lower level of the game. As the game player progresses to higher levels of the game, more premium virtual items are available for game players to purchase, which in general will increase such player’s spending and thus our average monthly revenues per active paying account.

Our net revenues from advanced casual games decreased due to the following reasons: (i) we released a major expansion pack for Maple Story during the six months ended June 30, 2008 and did not release such an expansion pack during the six months ended June 30, 2009, and (ii) we licensed the right to operate Crazy Kart in China to a subsidiary of Shanda Interactive as of July 1, 2008 and ceased to operate the game ourselves, which decreased our net revenues. We received royalties relating to Crazy Kart from the licensee, which we record as online advanced casual game revenues. The license agreement was terminated as of July 1, 2009 and we resumed operations of Crazy Kart beginning from that date.

The number of active paying accounts for advanced casual games decreased from 1.66 million and 1.42 million in the first and second quarters of 2008, respectively, to 1.05 million and 1.15 million in the first and second quarters of 2009, respectively. The average monthly revenues per active paying account for our advanced casual games increased from RMB19.8 and RMB20.8 in the first and second quarters of 2008, respectively, to RMB27.7 and RMB20.9 in the first and second quarters of 2009, respectively.

Cost of revenues.  Our cost of revenues increased 18% from RMB746.7 million for the six months ended June 30, 2008 to RMB881.1 million (US$129.0 million) for the six months ended June 30, 2009. This increase was primarily due to the following reasons:

•	Platform fees increased 2% from RMB451.2 million for the six months ended June 30, 2008 to RMB459.7 million (US$67.3 million) for the six months ended June 30, 2009. Platform fees represented approximately 29.3% of our net revenues for the six months ended June 30, 2008 compared to approximately 20.9% of our net revenues for the six months ended June 30, 2009. The decrease in platform fees as a percentage of net revenues resulted primarily from the fact that following the reorganization, we pay Shanda Networking a service fee based upon a fixed percentage of the portion of the face value of prepaid cards used in our games which generally results in lower fees as a percentage of net revenues.

•	Upfront and ongoing licensing fees for online games increased 56% from RMB235.0 million for the six months ended June 30, 2008 to RMB366.1 million (US$53.6 million) for the six months ended June 30, 2009. The increase was primarily due to an increase of revenues derived from licensed games, which increased from RMB999.3 million for the six months ended June 30, 2008 to RMB1,534.4 million (US$224.6 million) for the six months ended June 30, 2009. Upfront and ongoing licensing fees for online games represented approximately 15.3% of our net revenues for the six months ended June 30, 2008 compared to approximately 16.7% of our net revenues for the six months ended June 30, 2009.

•	Other expenses decreased 8% from RMB60.5 million for the six months ended June 30, 2008 to RMB55.3 million (US$8.1 million) for the six months ended June 30, 2009. Other expenses represented approximately 3.9% and 2.5% of our net revenues for the six months ended June 30, 2008 and 2009, respectively.

Gross profit.  As a result of the foregoing, our gross profit increased 66% from RMB793.3 million for the six months ended June 30, 2008 to RMB1,317.4 million (US$192.9 million) for the six months ended June 30, 2009. Our gross profit margin, which is equal to our gross profit divided by our net revenues, increased from 51.5% for the six months ended June 30, 2008 to 59.9% for the six months ended June 30, 2009.

Operating expenses.  Our operating expenses increased 57% from RMB309.2 million for the six months ended June 30, 2008 to RMB485.8 million (US$71.1 million) for the six months ended June 30, 2009. This increase was primarily due to the following reasons:

•	Our product development expenses increased 35% from RMB112.9 million for the six months ended June 30, 2008 to RMB151.9 million (US$22.2 million) for the six months ended June 30, 2009. The increase was primarily due to (i) an increase in salary and benefits from RMB87.9 million for the six months ended June 30, 2008 to RMB103.3 million (US$15.1 million) for the six months ended June 30, 2009 due to salary and headcount increases and (ii) an increase in outsourced product development costs from RMB6.3 million for the six months ended June 30, 2008 to RMB29.6 million (US$4.3 million) for the six months ended June 30, 2009 as a result of our investments through 18 Capital. Product development expenses represented approximately 7.3% and 6.9% of our net revenues for the six months ended June 30, 2008 and 2009, respectively.

•	Our sales and marketing expenses increased 211% from RMB58.4 million for the six months ended June 30, 2008 to RMB181.4 million (US$26.6 million) for the six months ended June 30, 2009. The increase was primarily due to (i) an increase in the number of prepaid cards sold, (ii) the impact of the Amended and Restated Sales Agency Agreement with Shengfutong, effective July 1, 2008 and (iii) an increase in advertising and promotion expenses relating to our online games from RMB38.3 million for the six months ended June 30, 2008 to RMB64.2 million (US$9.4 million) for the six months ended June 30, 2009. Sales and marketing expenses represented approximately 3.8% and 8.3% of our net revenues for the six months ended June 30, 2008 and 2009, respectively.

•	Our general and administrative expenses increased 11% from RMB137.9 million for the six months ended June 30, 2008 to RMB152.5 million (US$22.3 million) for the six months ended June 30, 2009. This increase was primarily due to (i) an increase in business tax levied on the service fees paid to Shengqu by the Shulong entities from RMB46.7 million for the six months ended June 30, 2008 to RMB71.5 million (US$10.5 million) for the six months ended June 30, 2009 due to the increased services provided by Shengqu to the Shulong entities to support our online games operations, (ii) an increase in professional service fees from RMB8.7 million for the six months ended June 30, 2008 to RMB12.9 million (US$1.9 million) for the six months ended June 30, 2009 and (iii) an increase in share-based compensation from RMB8.3 million for the six months ended June 30, 2008 to RMB16.5 million (US$2.4 million) for the six months ended June 30, 2009 as a result of options to purchase our ordinary shares granted to employees after the first half of 2008. The increase in expenses was offset in part by a decrease of general corporate expenses allocated from Shanda Interactive from RMB19.9 million for the six months ended June 30, 2008 to RMB8.3 million (US$1.2 million) for the six months ended June 30, 2009, due to the fact that after the reorganization, we operated as a standalone entity and assumed more of our general and administrative functions. General and administrative expenses accounted for approximately 9.0% and 6.9% of our net revenues for the six months ended June 30, 2008 and 2009, respectively.

Income from operations.  As a result of the foregoing, our operating income increased 72% from RMB484.2 million for the six months ended June 30, 2008 to RMB831.6 million (US$121.8 million) for the six months ended June 30, 2009. Our operating margin, which is equal to our operating profit divided by our net revenues, increased from 31.4% for the six months ended June 30, 2008 to 37.8% for the six months ended June 30, 2009.

Income before income tax expenses and equity in earning (loss) of affiliated companies.  Our income before income tax expenses and equity in earning (loss) of affiliated companies increased 80% from RMB489.5 million for the six months ended June 30, 2008 to RMB881.3 million (US$129.0 million) for the six months ended June 30, 2009. This increase was primarily due to the increase in income from operations, as well as an increase in other income, namely, government incentives, which increased from RMB5.7 million for the six months ended June 30, 2008 to RMB37.4 million (US$5.5 million) for the six months ended June 30, 2009. Other income for the six months ended June 30, 2009 was also higher compared to the six months ended June 30, 2008 because we donated approximately RMB12.2 million in disaster relief in response to the Sichuan earthquake that took place in May 2008.

Income tax expenses.  Our income tax expenses increased 88% from RMB101.6 million for the six months ended June 30, 2008 to RMB190.7 million (US$27.9 million) for the six months ended June 30, 2009, primarily due to (i) an increase in the income tax expenses of RMB98.0 million (US$14.3 million) as a result of the increase in our pre-tax income from RMB489.5 million in the six months ended June 30, 2008 to RMB881.3 million (US$129.0 million) in the six months ended June 30, 2009 after applying the new enterprise income tax rate of 25% and (ii) a valuation allowance of RMB30.7 million (US$4.5 million) for foreign tax credits due to the uncertainty surrounding their realization. The increase in income tax expenses was offset in part by a decrease in the tax expenses by RMB75.1 million (US$11.0 million) due to the preferential tax rate enjoyed by certain of our PRC companies in 2009. As a result of the foregoing, our effective income tax rate increased slightly from 21% in the six months ended June 30, 2008 to 22% in the six months ended June 30, 2009.

Equity in earning (loss) of affiliated companies.  We incurred losses of RMB0.2 million for the six months ended June 30, 2008 and RMB10.2 million (US$1.5 million) for the six months ended June 30, 2009 as a result of our investments through 18 Capital.

Net income attributable to non-controlling interest.  Our net income attributable to non-controlling interest increased from RMB4.9 million for the six months ended June 30, 2008 to RMB9.2 million (US$1.3 million) for the six months ended June 30, 2009, as a result of the increase in Actoz’s profitability.

Net income attributable to Shanda Games Limited.  Net income attributable to our company increased from RMB382.8 million for the six months ended June 30, 2008 to RMB671.2 million (US$98.3 million) for the six months ended June 30, 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net revenues.  Our net revenues increased 45% from RMB2,322.8 million in 2007 to RMB3,376.8 million (US$494.3 million) in 2008. Net revenues from MMORPGs increased from RMB2,016.1 million in 2007 to RMB2,987.8 million (US$437.4 million) in 2008. Net revenues from advanced casual games increased from RMB280.4 million in 2007 to RMB358.9 million (US$52.5 million) in 2008.

In the four quarters of 2008, the number of active paying accounts for MMORPGs was 4.11 million, 4.24 million, 5.19 million and 5.89 million, respectively, and the average monthly revenues per active paying account for such quarters was RMB51.9, RMB54.7, RMB49.6 and RMB49.8, respectively. The number of active paying accounts for MMORPGs increased on a quarterly basis in 2008 as a result of the release of updates and expansion packs and the introduction of new virtual items in our MMORPGs, as well as numerous promotions that we offered to our game players. Average monthly revenues per active paying account for the last two quarters of 2008 were lower than the first two quarters of 2008 primarily due to lower average monthly revenues per active paying account of new game players. New game players generally tend to generate lower monthly average revenues per active paying account because MMORPGs are designed such that fewer premium virtual items are available for purchase at the lower level of the game. As the game player progresses to higher levels of the game, more premium virtual items are available for game players to purchase, which in general will increase such players’ spending and thus our average monthly revenues per active paying account.

The increase in our net revenues from our advanced casual games was primarily due to an increase in revenues from our existing advanced casual games in the aggregate from RMB280.4 million in 2007 to RMB358.9 million (US$52.5 million) in 2008. In the four quarters of 2008, the number of active paying accounts for advanced casual games was 1.66 million, 1.42 million, 1.38 million and 0.96 million, respectively. The average monthly revenues per active paying account for our advanced casual games for the four quarters in 2008 were RMB19.8, RMB20.8, RMB23.7 and RMB25.5, respectively. The decrease in the number of active paying accounts was primarily due to the following factors: (i) in the third quarter of 2008, we licensed Crazy Kart to a subsidiary of Shanda Interactive and ceased to operate the game ourselves and (ii) the second and fourth quarters typically are slower due to seasonality factors. The average monthly revenues per active paying account for advanced casual games increased due to the release of updates and expansion packs and the introduction of new virtual items in our advanced casual games, as well as numerous promotions that we sponsored for our game players.

Cost of revenues.  Our cost of revenues increased 18% from RMB1,261.1 million in 2007 to RMB1,489.4 million (US$218.1 million) in 2008. This increase was primarily due to the following reasons:

•	Platform fees increased 18% from RMB735.4 million in 2007 to RMB864.9 million (US$126.6 million) in 2008 primarily due to the increased servers and services provided to support the growth in our game player base and of our revenues that we generated from our online games operations. The increase in the number of servers was partially offset by the elimination or combination of server groups for our existing online games, as well as the introduction of new virtualization technologies which improve server efficiency. Platform fees represented approximately 31.7% of our net revenues in 2007 compared to approximately 25.6% of our net revenues in 2008. The decrease in platform fees as a percentage of net revenues was primarily due to the impact of the new agreements with Shanda Online, effective July 1, 2008. See “— Our Agreements with Shanda Online”.

•	Upfront and ongoing licensing fees for online games increased 21% from RMB429.6 million in 2007 to RMB520.9 million (US$76.3 million) in 2008 primarily due to the commercialization in 2008 of licensed games, which commences the amortization of the upfront licensing fees, and the increase of revenues derived from licensed games, which was partially offset by the decrease in ongoing license fees as a result of the consolidation of Actoz’s financial results beginning in the third quarter of 2007. Upfront and ongoing licensing fees for online games totaled approximately 18.5% and 15.4% of our net revenues in 2007 and 2008, respectively.

•	Other expenses increased 8% from RMB96.1 million in 2007 to RMB103.6 million (US$15.2 million) in 2008, primarily due to an increase in salary and benefits. Other expenses totaled approximately 4.1% and 3.1% of our net revenues in 2007 and 2008, respectively.

Gross profit.  As a result of the foregoing, our gross profit increased 78% from RMB1,061.7 million in 2007 to RMB1,887.4 million (US$276.2 million) in 2008. Our gross profit margin increased from 45.7% in 2007 to 55.9% in 2008.

Operating expenses.  Our operating expenses increased 67% from RMB437.0 million in 2007 to RMB730.5 million (US$106.9 million) in 2008. This increase was primarily due to the following reasons:

•	Our product development expenses increased 75% from RMB136.4 million in 2007 to RMB238.8 million (US$35.0 million) in 2008, primarily due to (i) the launch of a bonus incentive plan at the end 2007 for our product development employees giving rise to an increase of RMB61.4 million in salary and benefit, (ii) an increase of RMB23.2 million in salary and benefits for Actoz’s employees due to Actoz becoming a consolidated entity beginning in July 2007 and (iii) an increase of RMB18.4 million in outsourced product development costs as a result of our investments through 18 Capital. Product development expenses totaled approximately 5.9% and 7.1% of our net revenues in 2007 and 2008, respectively.

•	Our sales and marketing expenses increased 63% from RMB125.4 million in 2007 to RMB204.5 million (US$29.9 million) in 2008, primarily due to an increase in the number of prepaid cards sold resulting in an increase of the service fees we pay to Shengfutong. See “— Our Agreements with Shanda Online”. Sales and marketing expenses totaled approximately 5.4% and 6.1% of our net revenues in 2007 and 2008, respectively.

•	Our general and administrative expenses increased 64% from RMB175.2 million in 2007 to RMB287.2 million (US$42.0 million) in 2008. This increase was primarily due to the following factors: (i) an increase of RMB49.1 million in business tax due to the increased services provided by Shengqu to the Shulong entities to support our online game operations, (ii) an increase of RMB25.4 million in salary and benefits from salary and headcount increases and (iii) an increase of RMB9.5 million in salary and benefits of Actoz’s employees as a result of the consolidation of Actoz beginning in July 2007. General and administrative expenses accounted for approximately 7.5% and 8.4% of our net revenues in 2007 and 2008, respectively.

Income from operations.  As a result of the foregoing, our operating income increased 85% from RMB624.7 million in 2007 to RMB1,156.9 million (US$169.3 million) in 2008. Our operating margin increased from 26.9% in 2007 to 34.3% in 2008.

Income before income tax expenses and equity in earning (loss) of affiliated companies.  Our income before income tax expenses and equity in earning (loss) of affiliated companies increased 76% from RMB679.7 million in 2007 to RMB1,196.4 million (US$175.1 million) in 2008. This increase was primarily due to the increase in income from operations.

Income tax expenses.  Our income tax expenses increased 272% from RMB67.1 million in 2007 to RMB249.9 million (US$36.6 million) in 2008, primarily due to (i) an increase in our pre-tax income from RMB679.7 million in 2007 to RMB1,196.4 million (US$175.1 million) in 2008, which resulted in an increase in income tax expenses of approximately RMB90.5 million, (ii) the accrual of a deferred tax liability of RMB37.0 million (US$5.4 million) relating to withholding obligations arising from the dividend in the aggregate amount of US$102.6 million that we declared solely payable to Shanda Interactive, (iii) a valuation allowance of RMB41.0 million (US$6.0 million) for foreign tax credits due to the uncertainty surrounding their realization and (iv) the elimination of certain tax holidays as a result of the New EIT law, which increased Shengqu’s tax expense by RMB29.0 million (US$4.2 million) in 2008. As a result of the foregoing, our effective income tax rate increased from 10% in 2007 to 21% in 2008.

Equity in earning (loss) of affiliated companies.  We incurred a loss of RMB13.6 million in 2007 due to the fact that Actoz, whose financial results we accounted for using the equity method in the first half of 2007, incurred losses in the first half of 2007. We achieved a gain of RMB0.9 million in 2008 due to the profitability of certain of our affiliates.

Net income attributable to non-controlling interest.  Our net income attributable to non-controlling interest increased from RMB7.1 million in 2007 to RMB11.9 million (US$1.7 million) in 2008.

Net income attributable to Shanda Games Limited.  Net income attributable to our company increased from RMB591.9 million in 2007 to RMB935.5 million (US$136.9 million) in 2008.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated selected quarterly results of operations for the six quarters ended June 30, 2009. You should read the following table in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this prospectus. The unaudited results of operations for the quarters ended March 31, 2008 and June 30, 2008, reflect our results of operations prior to the reorganization and therefore were not affected by the impact of the agreements we entered into with certain VIEs of Shanda Online and therefore are not entirely comparable with the periods after June 30, 2008. See “— Our Agreements with Shanda Online”.

	For the Three Months Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2008	2008	2008	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	RMB
	(unaudited)
	(in millions)

Net revenues:
Online MMORPG revenues	639.8	695.3	772.5	880.3	946.8	1,079.3
Online advanced casual game revenues	98.6	88.5	98.2	73.6	87.6	72.2
Other revenues	9.0	8.7	7.6	4.5	5.6	7.0
Total net revenues	747.4	792.5	878.3	958.4	1,040.0	1,158.5
Total cost of revenues	(377.9)	(368.7)	(358.9)	(383.8)	(414.7)	(466.4)
Gross profit	369.5	423.8	519.4	574.6	625.3	692.1
Operating expenses:
Product development	(54.5)	(58.4)	(55.7)	(70.2)	(80.2)	(71.6)
Sales and marketing	(31.0)	(27.4)	(71.9)	(74.2)	(71.6)	(109.9)
General and administrative	(62.2)	(75.6)	(81.7)	(67.6)	(72.9)	(79.6)
Total operating expenses	(147.7)	(161.4)	(209.3)	(212.0)	(224.7)	(261.1)
Income from operations	221.8	262.4	310.1	362.6	400.6	431.0
Interest income	9.7	11.8	6.5	5.5	5.6	5.9
Investment income	—	—	—	—	—	0.2
Other income (expense), net	(10.0)	(6.2)	20.0	2.2	3.8	34.3
Income tax expenses	(32.3)	(69.3)	(68.8)	(79.5)	(89.6)	(101.2)
Equity in earning (loss) of affiliated companies	(0.1)	(0.1)	0.5	0.7	(6.9)	(3.3)
Net income	189.1	198.6	268.3	291.5	313.5	366.9
Net income attributable to non-controlling interest	(2.7)	(2.2)	(3.7)	(3.4)	(5.5)	(3.7)
Net income attributable to Shanda Games Limited	186.4	196.4	264.6	288.1	308.0	363.2

The following table sets forth our unaudited consolidated selected quarterly results of operations, as a percentage of our total net revenues, for the six quarters ended June 30, 2009.

	For the Three Months Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2008	2008	2008	2008	2009	2009

Net revenues:
Online MMORPG revenues	85.6%	87.7%	88.0%	91.9%	91.0%	93.2%
Online advanced casual game revenues	13.2	11.2	11.2	7.7	8.4	6.2
Other revenues	1.2	1.1	0.8	0.4	0.6	0.6
Total net revenues	100.0	100.0	100.0	100.0	100.0	100.0
Total cost of revenues	(50.6)	(46.5)	(40.9)	(40.0)	(39.9)	(40.3)
Gross profit	49.4	53.5	59.1	60.0	60.1	59.7
Operating expenses:
Product development	(7.3)	(7.4)	(6.3)	(7.3)	(7.8)	(6.2)
Sales and marketing	(4.1)	(3.5)	(8.2)	(7.7)	(6.9)	(9.5)
General and administrative	(8.3)	(9.5)	(9.3)	(7.1)	(7.0)	(6.9)
Total operating expenses	(19.7)	(20.4)	(23.8)	(22.1)	(21.7)	(22.6)
Income from operations	29.7	33.1	35.3	37.8	38.4	37.2
Interest income	1.3	1.5	0.7	0.6	0.5	0.5
Investment income	—	—	—	—	—	*
Other income (expense), net	(1.3)	(0.8)	2.3	0.2	0.4	3.0
Income tax expenses	(4.3)	(8.7)	(7.8)	(8.3)	(8.6)	(8.7)
Equity in earning (loss) of affiliated companies	0.0	0.0	0.1	0.1	(0.7)	(0.3)
Net income	25.3	25.1	30.4	30.4	30.1	31.7
Net income attributable to non-controlling interest	(0.4)	(0.3)	(0.4)	(0.4)	(0.5)	(0.3)
Net income attributable to Shanda Games Limited	24.9%	24.8%	30.1%	30.1%	29.6%	31.4%

*	Less than 0.01%.

Revenues from MMORPGs as a percentage of our net revenues have increased steadily over the six quarters presented above as MMORPG revenues grew steadily while advanced casual game revenues fluctuated over these periods. As a result of the agreements described under “— Our Agreements with Shanda Online”, our gross margin has remained relatively stable since the reorganization and we achieved gross margins of 59.1%, 60.0%, 60.1% and 59.7%, respectively, in the four quarters beginning July 1, 2008. Our game players generally spend more time playing our games in the first and third quarters of each year, which typically have more holidays, allowing for more time for leisure activities, whereas the second and fourth quarters are generally slower for our business as there are fewer holidays during those quarters. The seasonality effects described above may not be indicative of our future results of operations.

Quarter Ended June 30, 2009 Compared to Quarter Ended March 31, 2009

Due to the differences in the agreements in place prior to and after the reorganization on July 1, 2008, our results of operations for the periods prior to and after the reorganization are not entirely comparable. As a result, the results of operations for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and June 30, 2009 may not be entirely comparable. See “— Our Agreements with Shanda Online”. To provide more useful information to investors in the period-to-period comparison, we have set forth below a comparison of our unaudited consolidated results of operations for the two consecutive quarters ended June 30, 2009 and March 31, 2009, as both quarters reflect our results of operations subsequent to the reorganization.

Net revenues.  Our net revenues increased 11% from RMB1,040.0 million for the quarter ended March 31, 2009 to RMB1,158.5 million for the quarter ended June 30, 2009. Net revenues from MMORPGs increased from RMB946.8 million to RMB1,079.3 million. Net revenues from advanced casual games decreased from RMB87.6 million to RMB72.2 million.

Our net revenues from MMORPGs increased primarily due to the introduction of new MMORPGs, offset in part by a decrease in net revenues from our existing MMORPGs. Net revenues from new MMORPGs that we introduced in the quarter ended June 30, 2009 totaled RMB137.6 million, primarily due to the commercialization of AION. Net revenues from our existing MMORPGs decreased from RMB946.8 million for the quarter ended March 31, 2009 to RMB941.7 million for the quarter ended June 30, 2009, primarily as a result of net revenue decreases in various games from seasonal weakness in the second quarter. Net revenues from Mir II and Woool increased 1.2% and 7.3%, respectively, primarily due to the release of updates and expansion packs for these games.

The number of active paying accounts for MMORPGs increased from 7.19 million for the quarter ended March 31, 2009 to 8.58 million for the quarter ended June 30, 2009, while average monthly revenues per active paying account decreased from RMB43.9 to RMB41.9. The increase in active paying accounts was mainly due to the launch of new games. Average monthly revenues per active paying account for the quarter ended June 30, 2009 were lower than the quarter ended March 31, 2009, primarily as a result of the commercialization of AION, which brought in new game players but lowered our overall monthly average revenues per active paying account for MMORPGs.

Our net revenues from advanced casual games decreased due to general seasonality factors.

The number of active paying accounts for advanced casual games increased from 1.05 million for the quarter ended March 31, 2009 to 1.15 million for the quarter ended June 30, 2009. Average monthly revenues per active paying account for advanced casual games decreased from RMB27.8 for the quarter ended March 31, 2009 to RMB20.9 for the quarter ended June 30, 2009. The second calendar quarter is typically a seasonally weak quarter due to fewer number of holidays in that quarter which results in lower levels of game playing. The increase in the number of active paying accounts was primarily due to the launch of Dead or Alive Online which partially offset general seasonality factors relating to existing games.

Cost of revenues.  Our cost of revenues increased 13% from RMB414.7 million for the quarter ended March 30, 2009 to RMB466.4 million for the quarter ended June 30, 2009. This increase was primarily due to the following reasons:

•	Platform fees increased 5% from RMB224.6 million for the quarter ended March 31, 2009 to RMB235.1 million for the quarter ended June 30, 2009, primarily due to an increase in service fees we paid to Shanda Networking as a result of an increase in use of services provided by Shanda Networking. Platform fees represented approximately 21.6% and 20.3% of our net revenues for the quarters ended March 31, 2009 and June 30, 2009, respectively.

•	Upfront and ongoing licensing fees for online games increased 24% from RMB163.5 million for the quarter ended March 31, 2009 to RMB202.6 million for the quarter ended June 30, 2009. The increase was primarily due to an increase in ongoing licensing fees paid as our revenues derived from licensed games increased from RMB702.1 million for the quarter ended March 31, 2009 to RMB832.4 million for the quarter ended June 30, 2009. Upfront and ongoing licensing fees for online games represented approximately 15.7% and 17.5% of our net revenues for the quarters ended March 31, 2009 and June 30, 2009, respectively.

•	Other expenses increased 7% from RMB26.6 million for the quarter ended March 31, 2009 to RMB28.4 million for the quarter ended June 30, 2009. Other expenses represented approximately 2.6% and 2.5% of our net revenues for the quarters ended March 31, 2009 and June 30, 2009, respectively.

Gross profit.  As a result of the foregoing, our gross profit increased 11% from RMB625.3 million for the quarter ended March 31, 2009 to RMB692.1 million for the quarter ended June 30, 2009. Our gross profit margin decreased slightly from 60.1% to 59.7% for the respective periods.

Operating expenses.  Our operating expenses increased 16% from RMB224.7 million for the quarter ended March 31, 2009 to RMB261.1 million for the quarter ended June 30, 2009. This increase was primarily due to the following reasons:

•	Our sales and marketing expenses increased 54% from RMB71.6 million to RMB109.9 million. The increase was primarily due to an increase in advertising and promotion expenses relating to our online games from RMB21.1 million to RMB43.1 million and a 37% increase in service fees paid to Shengfutong. The increase in service fees paid to Shengfutong was due to (i) an increase in the number of prepaid cards sold and (ii) the smaller sales discount at which Shengfutong sold the prepaid cards, which resulted in higher revenues as well as higher service fee charged to us. Sales and marketing expenses represented approximately 6.9% and 9.5% of our net revenues for the quarters ended March 31, 2009 and June 30, 2009, respectively.

•	Our general and administrative expenses increased 9% from RMB72.9 million to RMB79.6 million. This increase was primarily due to (i) an increase in business tax levied on the service fees paid to Shengqu by the Shulong entities from RMB34.7 million to RMB36.8 million due to the increased services provided by Shengqu to the Shulong entities to support our online games operations, (ii) RMB2.5 million in stamp duty we paid as a result of the transfer of Actoz shares from Shanda Interactive to us and (iii) an increase in share-based compensation from RMB7.4 million to RMB9.1 million as a result of additional options to purchase our ordinary shares granted to employees. General and administrative expenses represented approximately 7.0% and 6.9% of our net revenues for the quarters ended March 31, 2009 and June 30, 2009, respectively.

•	The foregoing was partially offset by a decrease in our product development expenses, which decreased 11% from RMB80.2 million to RMB71.6 million. The decrease was primarily due to a decrease in salary and benefits from RMB57.8 million to RMB45.5 million, as a result of a change in our bonus incentive plan for the product development team, and was offset by an increase in outsourced product development costs from RMB12.7 million to RMB16.9 million as a result of our investments through 18 Capital. Product development expenses represented approximately 7.8% and 6.2% of our net revenues for the quarters ended March 31, 2009 and June 30, 2009, respectively.

Income from operations.  As a result of the foregoing, our operating income increased 8% from RMB400.6 million for the quarter ended March 31, 2009 to RMB431.0 million for the quarter ended June 30, 2009. Our operating margin decreased from 38.5% to 37.2%.

Income before income tax expenses and equity in earning (loss) of affiliated companies.  Our income before income tax expenses and equity in earning (loss) of affiliated companies increased 15% from RMB410.0 million for the quarter ended March 31, 2009 to RMB471.4 million for the quarter ended June 30, 2009. This increase was primarily due to the increase in income from operations, as well as an increase in government incentive, which increased from RMB1.0 million to RMB36.4 million.

Income tax expenses.  Our income tax expenses increased 13% from RMB89.6 million for the quarter ended March 31, 2009 to RMB101.2 million for the quarter ended June 30, 2009, primarily due to the increase in our pre-tax income.

Equity in earning (loss) of affiliated companies.  We incurred losses from equity in affiliated companies of RMB6.9 million and RMB3.3 million for the quarters ended March 31, 2009 and June 30, 2009, respectively.

Net income attributable to non-controlling interest.  Our net income attributable to non-controlling interest decreased from RMB5.5 million to RMB3.7 million for the quarters ended March 31, 2009 and June 30, 2009, respectively, as a result of a decrease in Actoz’s profitability, which was driven by a combination of the Korean Won’s depreciation, imposition of a new business tax on the royalty fees that our PRC operating companies pay to Actoz, and general seasonal weakness in the second quarter.

Net income attributable to Shanda Games Limited.  Net income attributable to our company increased from RMB308.0 million for the quarter ended March 31, 2009 to RMB363.2 million for the quarter ended June 30, 2009.

Liquidity and Capital Resources

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain short-term or long-term bank financing. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.

Cash Flows and Working Capital

For the periods presented in our financial statements, we have primarily financed our operations through internally generated cash and loans from related parties. As of June 30, 2009, we had RMB799.6 million (US$117.1 million) in cash and cash equivalents, of which RMB236.2 million (US$34.6 million) was held by our PRC operating companies.

Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of our PRC operating companies in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations, we do not have direct access to the cash and cash equivalents or future earnings of our PRC operating companies. However, these cash balances can be utilized by us for our normal operations pursuant to the contractual arrangements with Shanghai Shulong that provide us with the substantial ability to control our PRC operating companies and their operations.

In 2009, we declared an aggregate of US$102.6 million in cash dividends payable solely to Shanda Interactive. As of June 30, 2009, we had paid Shanda Interactive US$24.5 million of this amount. We intend to pay Shanda Interactive the remaining amount from a bank loan. The purchasers of the ADS in this offering are not entitled to receive this dividend.

The following table sets forth, for the periods indicated, certain information relating to our cash flows.

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008		2008	2009
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in millions)

Net cash provided by operating activities	672.7	1,144.5	167.6	568.8	935.3	136.9
Net cash used in investing activities	(132.1)	(144.2)	(21.1)	(133.5)	(1,299.8)	(190.3)
Net cash used in financing activities	(376.0)	(748.3)	(109.6)	(232.4)	532.4	78.0
Effect of exchange rate changes on cash	(7.1)	(16.7)	(2.4)	(7.4)	2.8	0.4

Net increase in cash and cash equivalents	157.5	235.3	34.5	195.5	170.7	25.0
Cash, beginning of the period	236.1	393.6	57.6	393.6	628.9	92.1

Cash, end of the period	393.6	628.9	92.1	589.1	799.6	117.1

Operating Activities

For the six months ended June 30, 2009, we had net cash provided by operating activities of RMB935.3 million (US$136.9 million). This was primarily attributable to our net income attributable to our company of RMB680.4 million, an increase of RMB115.6 million in licensing fees payable due to an increase in our revenues generated from licensed games, an increase of RMB114.9 million in deferred revenue due to the increased proceeds received from Shengfutong for the sale of prepaid cards which were subsequently activated and charged to our games to purchase virtual items or time units in our online games but had not yet been recognized as net revenues, and an increase in taxes payable of RMB88.3 million due to the increase in our pre-tax income. Our net cash provided by operating activities was partially reduced by payment of upfront licensing fees and prepayment of upfront licensing fees of RMB90.1 million relating to new online games that we licensed from third parties, deferred taxes in the amount of RMB50.7 million, an add-back of the non-cash expenses including share-based compensation expenses, corporate expense allocation, depreciation of property and equipment and amortization of intangible assets in the amount of RMB118.9 million and an increase of RMB49.0 million in receivable from related parties, primarily Shengfutong.

For the year ended December 31, 2008, we had net cash provided by operating activities of RMB1,144.5 million (US$167.6 million). This was primarily attributable to our net income attributable to our company of RMB947.4 million, an increase of RMB111.2 million in deferred revenue due to the increased proceeds received from our distributors for the sale of prepaid cards for the period prior to the reorganization and from Shengfutong beginning as of the reorganization, which were for the sale of prepaid cards and subsequently activated and charged to our games to purchase virtual items or time units in our online games but had not yet been recognized as net revenues, an increase of RMB60.1 million in licensing fees payable due to an increase in our revenues generated from licensed games and an increase of RMB48.2 million in taxes payable due to the increase in our pre-tax income. Our net cash provided by operating activities was partially reduced by an increase of RMB233.7 million in receivable due from related parties, primarily Shengfutong, an add-back of the non-cash expenses including share-based compensation expenses, corporate expense allocation, depreciation of property and equipment and amortization of intangible assets in the amount of RMB209.4 million and the payment of RMB75.5 million in upfront licensing fees and prepayment for upfront license fees relating to new online games that we licensed from third parties.

For the year ended December 31, 2007, we had net cash provided by operating activities of RMB672.7 million, which was primarily attributable to our net income attributable to our company of RMB599.0 million, an increase of RMB100.4 million in deferred revenue due to the increased proceeds received from our distributors for the sale of prepaid cards which are required to purchase virtual items or time units in our online games and an increase of RMB70.8 million in payable due to related parties for the support of our online games operations. Our net cash provided by operating activities was partially offset by the payment of RMB273.8 million in upfront licensing fees and prepayment for upfront license fees relating to new online games that we licensed from third parties, a decrease of RMB46.1 million in license fee payable to a related party as a result of the consolidation of Actoz beginning as of July 1, 2007, an add-back of the non-cash expenses including share-based compensation expenses, corporate expense allocation, depreciation of property and equipment and amortization and impairment of intangible assets in the amount of RMB210.6 million and deferred taxes in the amount of RMB37.3 million.

Investing Activities

In the six months ended June 30, 2009, we had net cash used in investing activities of RMB1,299.8 million (US$190.3 million). This was primarily attributable to a net increase in time deposits with maturity dates over three months of RMB47.1 million, the payment of RMB54.2 million for the purchase of property, equipment, software and intangible assets, the payment of RMB702.1 million for the restricted cash as the collateral for a loan in the amount equal to the U.S. dollar equivalent, and the purchase of the equity interest in Actoz from Shanda Interactive for RMB479.7 million.

In 2008, we had net cash used in investing activities of RMB144.2 million (US$21.1 million). This was primarily attributable to a net increase in time deposits with maturities of over three months of RMB46.7 million, the payment of RMB58.9 million for the purchase of property, equipment, software and intangible assets, the payment of loan receivables of RMB14.0 million and the repurchase by Actoz of its own shares of RMB17.9 million.

In 2007, we had net cash used in investing activities of RMB132.1 million. This was attributable primarily to an increase of RMB86.7 million in time deposits with maturities of over three months, the payment of RMB85.2 million for the purchase of property, equipment, software and intangible assets, the payment of loan receivables of RMB12.0 million and the payment of RMB56.5 million for the acquisition of Chengdu Aurora, net of cash acquired. This amount was offset by RMB112.2 million in cash received upon consolidation of Actoz contributed by Shanda Interactive.

Financing Activities

We had net cash provided in financing activities of RMB532.4 million (US$78.0 million) in the six months ended June 30, 2009. This was primarily attributable to cash received from a loan of US$102.5 million, equivalent to RMB702.1 million, offset by a distribution in the amount of RMB175.2 million to Shanda Interactive. We had net cash used in financing activities of RMB748.3 million (US$109.6 million) in 2008 and RMB376.0 million in 2007, respectively, which was primarily due to the distribution to Shanda Interactive.

Restrictions on Cash Transfers to Us

To fund any cash requirements we may have from time to time, we may need to rely on dividends, loans or advances made to us by our PRC subsidiaries. We conduct substantially all of our operations through our PRC operating companies, which generate substantially all of our revenues. As our PRC operating companies are not owned by our PRC subsidiaries, they are unable to make dividend payments to our PRC subsidiaries. Instead, our PRC subsidiaries have entered into contractual arrangements with Shanghai Shulong to provide services to our PRC operating companies in return for cash payments. In order for us to receive any dividends, loans or advances from our PRC subsidiaries, or to distribute any dividends to our shareholders and ADS holders, we will need to rely on these payments made from Shanghai Shulong to our PRC subsidiaries. Depending on the nature of services provided by our PRC subsidiaries to our PRC operating companies, certain of these payments are subject to PRC taxes, including business taxes and value-added tax, which effectively reduce the amount that our PRC subsidiaries receive from our PRC operating companies. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

In addition, regulations in the PRC currently permit payment of dividends of a PRC company, such as our PRC subsidiaries, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. These reserves are not distributable as cash dividends, or as loans or advances. Shengqu may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, under regulations of the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Any dividends paid by our PRC subsidiaries to Shanda Games (HK) will be subject to a withholding tax at the rate of 5%, which will reduce the amount of cash available for distribution to us.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of June 30, 2009.

	Payments Due by Period
	Total	2009(1)	2010	2011
	(RMB in millions)

Operating lease obligations:
Office premises	14.5	9.4	5.1	—
Computer servers, software and equipment	15.9	8.8	5.4	1.7

Total contractual obligations	30.4	18.2	10.5	1.7

(1)	Obligations due in the second half of 2009.

As of June 30, 2009, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB84.9 million, RMB96.9 million (US$14.2 million) and RMB57.6 million (US$8.4 million) in 2007, 2008 and the six months ended June 30, 2009, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above. As of June 30, 2009, we did not have any material capital lease obligations.

In 2009, we declared an aggregate of US$102.6 million in cash dividends payable solely to Shanda Interactive. As of June 30, 2009, we had paid Shanda Interactive US$24.5 million of this amount. We intend to pay Shanda Interactive the remaining amount from a bank loan.

In the second quarter of 2009, we entered into an agreement with an online game company, Chengdu Simo, to acquire all of its shares for RMB148.8 million.

In June 2009, Shengqu entered into an arrangement with a bank in China whereby Shengqu obtained a loan of US$102.5 million to be repaid in June 2010. The loan accrues interest at 1.35% per annum and is collateralized with Shengqu’s Renminbi cash deposit of RMB702 million. The interest earned from the Renminbi cash deposit is 2.25% per annum. In connection with the loan, Shengqu also entered into a foreign currency forward contract with the same bank by fixing the exchange rate of U.S. dollar to RMB at 6.8445 at the time it repays the U.S. dollar loan. We recorded the foreign currency forward contract as a derivative and marked it to market at each balance sheet date. The loan is remeasured at each period end to Shengqu’s functional currency, Renminbi, and is netted off against its RMB cash deposit due to the existence of a legal setoff right. As of June 30, 2009, the financial liability related to the forward contract is not material.

Capital Expenditures

Our capital expenditures amounted to RMB40.0 million, RMB62.0 million (US$9.1 million) and RMB67.6 million (US$9.9 million) in 2007, 2008 and the six months ended June 30, 2009, respectively.

Our capital expenditures in 2007, 2008 and the six months ended June 30, 2009 principally consisted of purchases of, or investments in, our online game network infrastructure. We expect our capital expenditures in 2009 and 2010 to primarily consist of leasehold improvements, purchases of additional servers, computer software and equipment. In addition, we expect that our capital expenditures will increase in the future as our online game business continues to develop and expand and as we make technological improvements to our network infrastructure and purchase other intangible assets.

Foreign Exchange

We maintain our accounts in Renminbi, and substantially all of our net revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar and the Korean Won. Historically, these expenditures have primarily consisted of upfront and ongoing licensing fees. Fluctuations in exchange rates, primarily those involving the U.S. dollar and the Korean Won, may affect our costs and operating margins. Under the current foreign exchange system in the PRC, our operations in the PRC may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation or appreciation. See “Risk Factors — Risks Relating to the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses”.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. If inflation continues to rise, it may materially and adversely affect our business.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to the interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits, investments in fixed deposits with maturities of over three months and PRC government and PRC corporate bonds. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. Based on our interest earning instruments during the six months ended June 30, 2009, and without taking into consideration the amount of anticipated net proceeds that we will receive from this offering, a 10% change in the interest rates would result in an increase or decrease of RMB1.1 million (US$0.2 million) of our total amount of interest income for the six months ended June 30, 2009.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollar and Korean Won. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC companies. Based on the amount of our cash and cash equivalents as of June 30, 2009, and without taking into consideration the amount of anticipated net proceeds that we will receive from this offering, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB18.7 million (US$2.7 million) of our total amount of cash and cash equivalents.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), “Business Combinations”, or SFAS 141(R), which replaces Statement of Financial Accounting Standards No. 141, “Business Combinations”, or SFAS 141, although it retains the fundamental requirement in SFAS 141 that the acquisition method of accounting be used for all business combinations. This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. However, on April 1, 2009, the FASB issued Staff Position No. FAS 141-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, or FSP FAS 141-1. FSP FAS 141-1 amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under SFAS 141(R). SFAS 141(R) and FSP FAS 141-1 apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted. We do not believe that the adoption of these statements has a material impact on our consolidated financial statements.

In December 2007, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, or SFAS 160. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS No. 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. SFAS No. 160 also requires that SAB 51 gains for subsidiaries be recorded in equity and SAB 51 gains for equity affiliates be recorded in earnings. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not believe that the adoption of the statement has a material impact on our consolidated financial statements.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”, or SFAS 142. This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. We do not believe that the adoption of the statement has a material impact on our consolidated financial statements.

In November 2008, the FASB ratified the provisions of the Emerging Issue Task Force Issue No. 08-6 “Equity Method Investment Accounting Considerations”, or EITF 08-6, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. We do not believe that the adoption of this statement has a material impact on our consolidated financial statements.

In November 2008, the FASB issued FSP Emerging Issues Task Force EITF Issue No. 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary”. EITF No. 08-8 clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock. EITF No. 08-8 also clarifies whether or not stock should be precluded from qualifying for the scope exception of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or from being within the scope of EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. EITF No. 08-8 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. We do not believe that the adoption of the statement has a material impact on our consolidated financial statements.

In April 2009, the FASB issued three Staff Positions, or FSPs: (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which addresses other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We do not believe that the adoption of these statements has a material impact on our consolidated financial statements.

In May 2009, the FASB issued FASB Statement No. 165, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date — that is, whether that date represents the date the financial statements were issued or were available to be issued. This statement is effective for interim and annual periods ending after June 15, 2009. We have adopted this standard as of June 30, 2009. We do not believe that the adoption of this statement has a material impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which is effective beginning January 1, 2010. This statement amends Financial Accounting Standards Board Interpretation (FIN) No. 46(R), “Consolidation of Variable Interest Entities an interpretation of ARB No. 51”, to require revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We are currently evaluating the impact of this pronouncement on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No.162”, or SFAS 168, which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission, or SEC, under federal securities laws as the authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. We do not believe that the adoption of this statement has a material impact on our consolidated financial statements.

INDUSTRY

Overview

According to IDC, China’s online game players totaled 49.4 million in 2008, forming what we believe to be the largest online game population in Asia, and generated revenues of US$2.7 billion, representing a 76.6% increase over those in 2007. According to IDC, China’s online game revenues are expected to grow to US$5.8 billion by 2013, representing a compound annual growth rate, or CAGR, of 16.7% from 2008 to 2013. The number of paying online game players is expected to grow from 30.4 million in 2008 to 59.5 million in 2013, representing a CAGR of 14.3%.

The table below sets forth the projected growth of the online game industry in China.

	2008	2009E	2010E	2011E	2012E	2013E	CAGR (2008 - 2013E)

Internet users (in millions)	275	316	354	388	416	440	9.8%
Online game players (in millions)	49.4	60.8	69.7	78.9	87.5	94.5	13.9%
Paying online game players (in millions)	30.4	38.4	44.0	49.1	54.8	59.5	14.3%
Online game revenues (US$ in billions)	2.7	3.6	4.2	4.8	5.3	5.8	16.7%

Source: China Gaming 2009-2013 Forecast & Analysis, IDC, May 2009.

Categories of Online Games

Online games are electronic games played over the Internet through network servers and game data stored on the servers. This is different from console games that require the purchase of both off-the-shelf hardware and software before being able to play the game. There are currently two major categories of online games:

MMORPGs.   Massively multi-player online role-playing games, or MMORPGs, are action adventure-based and draw upon themes including martial arts, combat, fantasy, adventure and historical events. Each MMORPG creates an evolving virtual world within which thousands of game players can play and interact with one another or with network-operated “non-playing characters” at the same time over the Internet. Game players’ computers generally need to have game-specific software installed to enable access to specific game servers. Typical features of MMORPGs include the following:

•	a player may assume an ongoing role, or alter-ego, of a particular game character, each with different strengths and weaknesses;

•	each game character may gain experience and attain or purchase certain virtual items, such as weapons and accessories, which enhance the status of the character and, in the process, build a strong identity; the variety of available features means that a player is unlikely to “meet” anyone in the virtual world exactly like his or her game character;

•	although each game character is controlled by a single player, groups of players may, and often need to, form teams or alliances to fulfill certain game objectives;

•	virtual items may be traded or sold within the game, and game characters may take on life-like social experiences such as getting married and forming master/disciple relationships with other players;

•	the game is ultimately never won or lost and the story does not have a natural ending, but is continually evolving, even when the game player is not playing;

•	there are numerous stories with unlimited game scenarios that may be presented depending on the actions of a particular player and the actions of fellow players playing within the same game environment; and

•	newer, more advanced games allow players to directly influence or alter the virtual environment in the game.

Due to these characteristics, there is a high degree of game player loyalty for MMORPGs and players can spend a significant amount of time playing these games.

Casual games.  Casual games include light casual games and advanced casual games. Casual games are generally less time-consuming to play than MMORPGs as they are typically session-based, which means that a game can be played to a conclusion within a short period of time. Generally, fewer game players interact with one another in a casual game than in an MMORPG.

Light casual games generally target the mass market. They are easy to learn and play because they have relatively simple graphics and rules and can be played to a conclusion in a relatively short duration of time. Examples of light casual games include online trivia games and puzzle and board games such as chess and backgammon.

Advanced casual games are more sophisticated than light casual games. Advanced casual games possess certain elements of MMORPGs including a story line, elaborate graphics, availability of virtual items and frequent interactions among game players. Examples of advanced casual games include sports and racing-related games and dancing or singing simulation games.

Casual game players have gradually become accustomed to accessing and paying for the premium features of these games. In addition, casual games attract a broader range of users, including more home users, than MMORPGs. As a result, casual games provide certain benefits and opportunities not typically available through MMORPGs:

•	because casual games are less complex and typically require less time to play, they allow less-experienced online games players the chance to become familiar with game playing and the online game culture without making substantial commitments of time and other resources; and

•	due to their shorter duration and reduced demand for a player’s full attention for prolonged periods, as compared to MMORPGs, they are well-suited for home use; as a result, casual games are expected to contribute to the growth of the online games culture beyond Internet cafes and into the homes of players.

MMORPGs are currently and expected to remain the dominant type of online game in China. According to IDC, revenues from MMORPGs reached US$2.2 billion in 2008, representing an increase of 87.8% over 2007, and accounted for 82.1% of China’s online game revenues in 2008.

In addition to MMORPGs and casual games, web games are also beginning to gain popularity among online game players. Web games are different from the traditional MMORPGs and advanced casual games in that they do not require client-side software to be installed on the players’ computers prior to playing the game. Rather, they can be run and played on an Internet browser. According to IDC, the market size for web games reached US$70.6 million in 2008, and is expected to grow at a CAGR of 52.7% to US$585.3 million by 2013.

The following table sets forth IDC’s forecast of revenues generated from MMORPGs and casual games in China from 2008 to 2013.

China Online Game Forecast by Type of Online Game

							CAGR
	2008	2009E	2010E	2011E	2012E	2013E	(2008-2013E)

MMORPGs (US$ in billions)	2.2	2.9	3.3	3.5	3.7	3.8	11.4%
Market share	82.1%	81.5%	78.0%	73.5%	69.3%	65.1%	N/A
Casual games (US$ in billions)(1)	0.4	0.5	0.7	1.0	1.2	1.5	28.6%
Market share	15.3%	15.0%	17.3%	20.2%	22.8%	24.9%	N/A
Web games (US$ in billions)	0.1	0.1	0.2	0.3	0.4	0.6	52.7%
Market share	2.6%	3.5%	4.7%	6.3%	7.9%	10.0%	N/A

(1)	Includes both light casual games and advanced casual games.

Source: China Gaming 2009-2013 Forecast & Analysis, IDC, May 2009.

Types of Revenue Models

Currently, MMORPGs adopt either the item-based revenue model or the time-based revenue model. Most advanced casual games adopt the item-based revenue model, whereas light casual games either are usually free to play or require game players to pay a one-time fee such as a download or subscription fee to play.

•	Time-based: Under the time-based revenue model, which is also referred to in the industry as the subscription model, game players are required to pay for online games based on the amount of their playing time.

•	Item-based: Under the item-based revenue model, which is also referred to in the industry as the micro-transaction model, game players can play games for free, but may choose to pay for virtual items and other value-added services provided by game operators to enhance their game-playing experience.

The time-based revenue model has been the traditional revenue model for MMORPGs. In recent years, due to their more flexible payment option and scalable nature from the potentially unlimited number of virtual items that can be purchased in each game, item-based games have become increasingly popular among game players and operators in China compared to time-based games. As a result, the item-based revenue model has become widely adopted among China’s online game companies. According to IDC, revenues from item-based online games reached US$2.1 billion and accounted for 76.2% of China’s total online game revenues in 2008, remaining the dominant revenue model for online games. This trend is expected to continue, with revenues from item-based online games forecasted to reach US$5.3 billion, or 91.4% of total online game revenues in 2013. The following table sets forth IDC’s estimated historical and forecasted revenues from item-based online games and time-based online games in China from 2008 to 2013.

China Online Game Forecast by Revenue Model

							CAGR
	2008	2009E	2010E	2011E	2012E	2013E	(2008-2013E)

Time-based model (US$ in billions)	0.6	0.7	0.8	0.7	0.6	0.5	(4.8%)
Market share	23.8%	20.6%	18.8%	14.5%	11.3%	8.6%	N/A
Item-based model (US$ in billions)	2.1	2.8	3.4	4.1	4.7	5.3	21.0%
Market share	76.2%	79.4%	81.2%	85.5%	88.7%	91.4%	N/A

Source: China Gaming 2009-2013 Forecast & Analysis, IDC, May 2009.

Growth Drivers of China’s Online Game Industry

The growth in the online game industry in China has been driven by the following factors, which we believe will continue to be the growth drivers:

•	Growing Internet and broadband penetration. The growth in the penetration rate of the Internet and broadband provides a solid base for the online game industry in China. According to the China Internet Network Information Center, or the CNNIC, in June 2008, China surpassed the United States as the largest Internet market in the world. According to IDC, as of December 31, 2008, the number of Internet users in China reached 275 million, an increase of 17.6% from December 31, 2007, and is expected to grow to approximately 440 million by 2013. In addition, broadband penetration increased to 65.8 million subscribers in 2008, a 22.1% increase over 2007, and is expected to grow at a CAGR of 10.3% to 107.4 million by 2013.

•	Attractive form of entertainment. With rising use of the Internet, online games and other forms of Internet-based entertainment are becoming increasingly popular in China. Online games, especially MMORPGs and advanced casual games, enable players to participate interactively in virtual worlds and compete with each other on a large scale, thereby offering players a sense of fulfillment within a community setting. Frequent online and offline activities organized by game operators and Internet cafes also help to build a community of game players. Online games are a way for many players to express their emotions and to create virtual personalities and are important social outlets for many players.

•	Low entry cost and convenience of play for game players. Games played on console systems, such as consoles manufactured by Sony, Nintendo and Microsoft, typically require a significant one-time payment for the hardware equipment and software needed to play a game. In contrast, the entry cost for online games is relatively low as online game software is typically free to download onto a computer. While more advanced computers are still expensive in comparison to China’s per capita income, widespread Internet cafes throughout China provide players with easy and low-cost access to online games, and thus expand the geographic and demographic reach of online games in China. Internet cafes are popular centers for Internet access and social interaction among the age 18 to 40 demographic in China. Furthermore, because of the lower entry cost of online games operating under the item-based revenue model for users as compared to those operating under the time-base revenue model, the switch from the time-based revenue model to the item-based revenue model for online games has also contributed to the continuing growth of the online game industry in China.

•	High degree of user loyalty. Many online games, especially MMORPGs, require a significant amount of players’ time and commitment to develop the skills and character attributes required to progress to the next level. The interactive nature of online games also creates a strong community effect and allows players to have personalized, customizable experience, including romance and friendship. In addition, the frequent introduction of new characters, game levels and other features creates a game environment that remains dynamic and appealing to players. These factors further reinforce players’ loyalty to the games.

Trends in China’s Online Game Industry

Trends in China’s online game industry include the following:

•	Market acceptance of item-based revenue model. The item-based revenue model has become the dominant revenue model for both MMORPGs and advanced casual games. According to IDC, in 2008, 76.2% of total online game revenues in China were generated from the item-based model. Internet users are more likely to be attracted to playing item-based games since they are able to play the basic features of an online game for free. The model also presents players with a personalized and differentiated service portfolio and increases the ability of online game companies to generate higher revenues per player by offering additional virtual items through new expansion packs.

•	Growing popularity of casual games. Casual games, which includes both light casual games and advanced casual games, have become increasingly popular due to their relative benefits compared to MMORPGs, including providing less-experienced online game players with a means to become familiar with both online game playing and the online game culture without making substantial commitments of time and other resources, and better suitability for home use due to their shorter duration and reduced demand for a player’s full attention for prolonged periods as compared to MMORPGs. According to IDC, China’s casual game revenues reached US$414.7 million in 2008, a 11.5% increase from 2007. IDC predicts that China’s casual game revenues will grow at a CAGR of 28.6% from 2008 to 2013, and will reach US$1.5 billion by 2013.

•	Increasing popularity of web games. Web games are also becoming increasingly popular in China due to their easier accessibility. Web games typically do not require any client-side software to be installed apart from the web browser in order to play the game. According to the IDC, China’s web game revenues reached US$70.6 million in 2008. The IDC predicts that China’s web game revenues will grow at a CAGR of 52.7% from 2008 to 2013, and will reach US$0.6 billion by 2013.

•	Growing popularity of domestically developed online games. Domestically developed online games are gaining popularity in China. These games often have Chinese-themed story lines, such as martial arts and Chinese legends and folklores, that appeal to Chinese game players. Licensing abroad of Chinese homegrown games has also proven successful, and such games are gradually gaining recognition in international markets. The PRC government has also adopted various policies and measures to support the growth of domestically developed online games, such as the “China Homegrown Online Game Publication Project” promoted by the GAPP. According to IDC, in 2008, revenues generated from domestically developed games reached RMB11.0 billion, accounting for 59.9% of the total online industry in China.

•	Increasing competition in the sector. The online game industry in China has become increasingly competitive, with approximately 140 online game developers and operators and 365 game titles in 2008, according to IDC. The proliferation of online games has placed significant pressure on the cost of developing and marketing new online games and has intensified the competition for talent. To lower cost and attract talent from different regions, many large online game developers have established product development centers in cities and regions outside the relatively developed and high-cost cities such as Beijing, Shanghai and Guangzhou. However, despite this highly competitive marketplace, certain successful games have remained popular for more than a few years. Due to these changing market dynamics, operators with access to a large game player base or strong financial support generally have a competitive advantage. In 2008, the top five online game companies in terms of revenues occupied 62.9% of China’s online game market share, according to IDC.

•	Prevalent cheating programs and hacking activities. Unauthorized character enhancements and other hacking or cheating activities are widespread in China, despite online game developers and operators’ increasing efforts to combat these activities. Not only do these activities impair the individual player’s game playing experience, but they also damage the game developer’s and operator’s reputation and credibility to maintain a fair and reliable game environment. We believe unauthorized character enhancements to be one major factor causing players to stop playing an online game. As a result, we believe that operators with strong anti-cheating and anti-hacking technologies generally have a competitive advantage.

BUSINESS

Overview

We are China’s leading online game company in terms of the size and diversity of our game portfolio. Our online game revenues and game player base are also among the largest in China. Through our extensive experience in the online game industry in China, we have created a scalable approach to develop, source and operate online games, as well as license our games to third parties. We use multiple channels to assemble a large and diversified game portfolio of various genres. We operate a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitor and adjust the game environment to optimize our game players’ experience.

We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment and acquisition, co-development, and co-operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. As of August 31, 2009, we operated 20 MMORPGs and 11 advanced casual games and had 16 MMORPGs and eight advanced casual games in our announced pipeline. Some of our online games in operation or in the announced pipeline are also web games which we categorize as either MMORPGs or advanced casual games, rather than as a separate category of online games. Our in-house development capabilities consist of over 1,100 game development personnel and our proprietary game development platform. We license games from international and domestic developers. In 2008 and the six months ended June 30, 2009, we derived approximately 65.7% and 69.8%, respectively, of our net revenues from online games that were licensed from third parties. In 2008 and the six months ended June 30, 2009, we derived approximately 55.3% and 56.4%, respectively, of our net revenues from Mir II, which we license from Actoz. As of August 31, 2009, 10 of our 31 online games were licensed from third-party developers.

Our game player base, which consisted of over 9.73 million active paying accounts for the three-month period ended June 30, 2009, is one of the largest in China. We seek to strengthen our game players’ loyalty by, among other things, closely monitoring our players’ preferences and introducing updates, expansion packs and other game improvements in a timely manner. We believe the size of our game player base is a key factor in attracting and retaining both game players and additional game content.

We are a leader in the development and innovation of China’s online game industry. In 2003, we launched Woool, which is our in-house developed and one of China’s first domestically developed MMORPGs. We were among the first in China to adopt the item-based revenue model for advanced casual games and were the first to adopt this revenue model for MMORPGs on a large scale. This revenue model has since become the prevailing revenue model in China. In 2006, we established 18 Capital, which is one of the first investment initiatives in China focused exclusively on investing in independent online game development and operating studios.

Our online game business has been widely recognized in China through numerous industry and user awards in China. For example, games that have won awards include:

•	Woool, which was voted the “Most Popular Original Online Game in China’s Online Game Industry in the Past Ten Years” at the Ten-Year China Online Game Industry Award Ceremony and one of the “Top Ten Most Popular Games” at the 2008 China Game Industry Annual Conference;

•	AION, an MMORPG which we launched in April 2009, which was voted one of the “Top Ten Most Anticipated Games” at the 2008 China Game Industry Annual Conference; and

•	Company of Heroes Online, one of our co-developed MMORPGs, which was voted one of the “Top Ten Most Anticipated Games” at the 2008 Annual ChinaJoy Conference, a game industry annual conference in China.

Our online game business was founded by Shanda Interactive in 2001 and was operated by Shanda Interactive until the reorganization. We have benefited from and intend to continue leveraging our relationship with Shanda Interactive. By offering our games through Shanda Networking’s integrated service platform on which diverse multi-media content is offered, including online games, literature and music, we can access Shanda Interactive’s large user base and broaden our marketing reach. In addition, we have successfully established a separate brand identity, “Shanda Games”, building on Shanda Interactive’s established brand name as one of China’s leading interactive entertainment media companies. We believe our powerful brand in China helps us to attract and retain large communities of game players and further strengthen our leading industry position.

Our net revenues increased 45% from RMB2,322.8 million in 2007 to RMB3,376.8 million (US$494.3 million) in 2008, and 43% from RMB1,540.0 million in the six months ended June 30, 2008 to RMB2,198.5 million (US$321.9 million) in the six months ended June 30, 2009. Our net income attributable to our company increased 58% from RMB591.9 million in 2007 to RMB935.5 million (US$136.9 million) in 2008, and 75% from RMB382.8 million in the six months ended June 30, 2008 to RMB671.2 million (US$98.3 million) in the six months ended June 30, 2009.

Our Strengths

We believe that the following strengths differentiate us from our competitors:

China’s Leading Online Game Company

We are China’s leading online game company based on the following:

•	Large online game revenues. We are one of the largest online game companies in China in terms of online game revenues.

•	Largest and most diversified game portfolio. We have the largest and the most diversified game portfolio in China, with a broad offering of both MMORPGs and advanced casual games across diverse genres, including martial arts adventure, fantasy, strategy, fighting and racing. As of August 31, 2009, we operated 20 MMORPGs and 11 advanced casual games, and had 16 MMORPGs and eight advanced casual games in our announced pipeline. Our games have a broad appeal to different demographic groups, such as young male players who generally tend to favor MMORPGs and older and female players who generally tend to favor advanced casual games.

•	Large game player base. Our game player base, which includes over 9.73 million active paying accounts for the three-month period ended June 30, 2009, is one of the largest in China. As online game players, especially for MMORPGs, are attracted to a game environment in which they can interact with many other players, the size of our game player base significantly contributes to retaining existing users and attracting new users. The size of our game player base is also attractive to game developers and operators which seek to access a large game player base, and thus gives us a competitive advantage in sourcing high-quality game content.

Comprehensive, Multi-Channel Game Content Development and Sourcing Capabilities

Through our extensive industry experience, we have created multiple channels to develop and source high-quality game content.

•	In-house development. We have strong in-house game development capabilities consisting of over 1,100 game development personnel and our proprietary game development platform.

•	License. We license from third parties the right to operate high-quality online games in China.

•	Investment and acquisition. We have made numerous strategic investments in and acquisitions of online game development and operating studios.

•	Co-development. We have co-developed with other game developers, several titles in our announced pipeline.

•	Co-operation. We co-operate certain games in China under nonexclusive licenses granted by third-party Chinese developers who also operate those same games on their own platform.

Our multi-channel game content development and sourcing capabilities have helped diversify our game portfolio and build a robust game pipeline.

Leading Technological Expertise

Our leading technological expertise in the development and operation of online games includes the following:

•	Proprietary anti-cheating and anti-hacking technologies. Our proprietary anti-cheating and anti-hacking toolkit, which we refer to as our Game Protection Kit, helps ensure the fairness of the game environment and significantly enhances our game players’ experience. Our Game Protection Kit makes it difficult to hack into our games and enables us to deploy software to disable identified cheating programs.

•	Proprietary game development platform. Our proprietary game development platform, which we refer to as the Shanda Game Development Platform, is designed with modularized functions to provide a stable, efficient and scalable system for developing online game software for both centralized servers and end-user terminals. We believe the Shanda Game Development Platform has enabled us to significantly shorten our game development cycle so that we can develop new games, updates and expansion packs in a timely and efficient manner while reducing the complexity, risks and costs involved. We have used this platform to develop our online games in-house, such as The Age, Woool and Xing Chen Bian.

Proven Operational Expertise

Through our extensive experience of successfully operating online games in China, we have created a scalable approach to replicate our success when launching new online games.

•	Game performance evaluation system. Our game performance evaluation system evaluates a game’s attractiveness and performance to identify potentially successful games and to prioritize our marketing and other resources. Our evaluation system is based on detailed analyses of the performance of games in our portfolio over the years, and allows us to better predict the attractiveness and performance of a potential game, as well as to customize its development to maximize the potential for success.

•	Milestone-based life cycle management system. With detailed, standard requirements, our milestone-based life cycle management system guides each of the key milestones in a game’s development life cycle, from game prototyping to closed and open beta testing to launch. This system facilitates the management of our large, diversified game portfolio and helps us allocate financial and other resources in an efficient and effective manner.

•	Team-based game management system supported by various functional departments. Each game is managed by a dedicated game management team. A centralized project management center monitors each team’s performance. To ensure smooth game operation, each team is supported by and interacts with various departments, such as game design, artistic design, quality assurance, marketing, and technology services. Our operational expertise and best practices are shared across all of our game management teams and departments.

•	Business intelligence and data mining. Through our extensive operational experience, we have created an extensive database that tracks and stores data relating to our game players’ usage patterns. This database enables us to monitor and quickly react to game players’ evolving usage patterns and to continually improve game operations and enhance our game players’ experience.

•	Talent management system. Our talent management system seeks to attract and retain talent. We utilize our “20 Plan”, a profit-sharing plan that awards up to 20% of the profits generated from a successful game to the development or operating team. We also provide our game developers with significant developmental and operational autonomy, which we believe helps us to attract, motivate and retain talented development personnel.

Leading Innovator in China’s Online Game Industry

We have been a leading innovator in China over the years:

•	In 2001, we launched Mir II, one of the first large-scale online games adopting the time-based revenue model in China.

•	In 2003, we launched Woool, one of our in-house developed MMORPGs, and BnB, one of the first large-scale advanced casual games in China adopting the item-based revenue model.

•	Since 2005, we have capitalized on the trend of game players migrating from Internet cafes to homes through initiatives including tailoring our online games and targeting our promotional activities to home users.

•	In 2005, we were the first in China to adopt the item-based revenue model for MMORPGs on a large scale, which has since become the prevailing revenue model in China.

•	In 2006, we established 18 Capital, which is one of the first investment initiatives in China focused exclusively on investing in independent online game development and operating studios.

•	In 2007, we began to devote significant resources to develop web games in-house in anticipation of their growing popularity in China. Since 2008, 18 Capital has invested in several web game developers in China, one of which has successfully developed a web game operation platform.

•	In 2009, we began to co-operate an online game in China under a nonexclusive license granted by a third-party Chinese developer that also operates the same online game on its own platform.

Strong Management Team with A Proven Track Record

We have a strong management team with a proven track record. With extensive experience and in-depth knowledge of China’s online game industry, our management team is well positioned to respond quickly and effectively to industry changes and to capitalize on market opportunities. Our management team includes:

•	Mr. Qunzhao Tan, our chairman of the board of directors and the president and chief technology officer of Shanda Interactive, our parent, who co-founded our business and has over ten years of experience in the online game industry;

•	Ms. Diana Li, our chief executive officer, who has sixteen years of experience in the high-tech industry, including over seven years in the online game business, and was instrumental in the development of our 20 Plan, 18 Capital and game performance evaluation system;

•	Mr. Hai Ling, our president, who has sixteen years of experience in the software industry, including over six years in the online game industry, and extensive experience in sales and marketing;

•	Mr. Richard Wei, our chief financial officer, who has over fourteen years of finance-related experience, including over eight years serving as the chief financial officer of several U.S. public companies;

•	Mr. Xiangdong Zhang, our chief producer, who has over ten years of experience in the online game industry; and

•	Mr. Jisheng Zhu, our chief technology officer and acting chief operating officer, who has over nine years of experience in technology, research and development.

In addition, Mr. Tianqiao Chen, our director and the chairman of Shanda Interactive, who co-founded our business, was instrumental in the achievement of our several key milestones, which included being one of the first online game companies in China to adopt the item-based revenue model and establishing 18 Capital.

Benefits from Our Ongoing Relationships with Shanda Interactive and Other Partners

We have benefited from, and intend to continue to leverage, our ongoing relationships with Shanda Interactive and other partners in China and elsewhere.

Shanda Interactive’s established brand recognition as a leading interactive entertainment media company in China and its large user base provide us with a broad marketing reach. In particular, by taking advantage of Shanda Networking’s unified account platform through which users can create and manage a single account to access various forms of online entertainment, including our online games, we believe that we can extend the reach of our online games to a large user base and attract new game players.

We rely on Shanda Networking to provide various platform services and Shanda Interactive’s other businesses to source additional content. For example, since the reorganization, we have engaged Shanda Networking, a VIE of Shanda Online, as our provider of certain services, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services. We have also engaged Shengfutong, a VIE of Shanda Online, as the sales agent for the distribution of prepaid cards which are required to purchase virtual items or time units in our online games. See “Our Relationship with Shanda Interactive”. We believe that by outsourcing the foregoing services to Shanda Online which has over ten years’ experience performing such services, we gain access to high-quality services at a cost-effective price.

We have also licensed from Shanda Literature, a wholly-owned subsidiary of Shanda Interactive which offers original online literature, the copyrights to develop, on an exclusive basis, online games based on Ghost Fighter and Xing Chen Bian. We believe that adopting online games from original online literary works that have generated a significant readership will help those online games secure an important initial game player base.

We have benefited from and intend to continue to leverage our ongoing relationships with other partners in China and elsewhere. In addition to licensing games from international game publishers and developers, we are also collaborating with companies, such as Coca Cola and McDonald’s, to co-market certain of our games. We believe our ongoing relationships with our partners should help us source additional high-quality online game content and further expand the geographical and demographic reach of our online games.

Our Strategies

We aim to become a leading global online game company. We intend to achieve this goal through the following strategies:

Broaden and Strengthen Our Large, Diversified Game Portfolio and Build Franchise Titles

We intend to broaden our game portfolio by executing our multi-channel game content development and sourcing strategy:

•	In-house development. We intend to devote significant resources to expand our in-house game development capabilities. In particular, we plan to increase our investment in our research and development center and to continue investing in the Shanda Game Development Platform.

•	License. We intend to license additional online games from third parties. Our industry-leading position in China and our in-depth understanding of the online game industry make us an attractive operational platform for game developers. We intend to monitor key markets such as South Korea, Japan, the United States and Europe to identify attractive online games to license.

•	Investment and acquisition. We intend to selectively invest in or acquire, through 18 Capital, third-party online game development and operating studios to secure high-quality game content and talent.

•	Co-development. We intend to form new relationships with both domestic and international game developers to co-develop additional games.

•	Co-operation. We intend to seek opportunities to collaborate with third-party game developers and operators to co-operate additional games.

We also intend to develop, source and operate game titles that have the potential to become franchises with sustainable customer appeal and recognition. We believe that we can further broaden our game portfolio and strengthen our game players’ loyalty by releasing sequels, prequels and related new game products for our popular games over an extended period of time. We also believe that franchise titles can create a stable revenue stream from such games.

Strengthen and Expand Our Communities of Game Players

We intend to work closely with Shanda Online to strengthen and further expand our communities of game players by enhancing the game playing experience and player-to-player interaction, by:

•	leveraging our business intelligence and data mining expertise to design expansion packs and other improvements that provide new characters, additional game levels, or other new features;

•	organizing in-game events that are tailored to specific games;

•	building additional community features such as chat room functions within games and player-to-player exchanges on game-specific frequently asked questions;

•	establishing Internet portals on which our game players can share their game experience;

•	making our online games available on multiple new platforms (including 3G-based mobile phones, and entertainment platforms such as television) through various initiatives, including strategic alliances with telecommunications service providers in China; and

•	broadening our online game offerings to appeal to a broader demographic base.

Further Monetize Our Content and Communities

We intend to further monetize our large, diversified game portfolio and our large communities of game players through the following initiatives:

•	Adopting the appropriate revenue model for our games. We intend to leverage our significant experience in successfully operating online games through the item-based and time-based revenue models to adopt the appropriate revenue model for a particular game to enhance our game players’ experience.

•	Introducing updates, expansion packs and other game improvements. We plan to continue closely monitoring player preferences and introduce updates, expansion packs and other game improvements in a timely manner to retain existing and attract new users.

•	Introducing additional virtual items. We intend to leverage our business intelligence and data mining expertise to introduce additional virtual items that meet the changing demands of online game players.

•	Expanding cross-marketing initiatives. We seek to expand our efforts to cross-market our new online games to our large communities of game players.

•	Expanding in-game advertising. We plan to develop further our in-game advertising business to leverage our large communities of game players, which we believe is attractive to advertisers.

•	Expanding cross-entertainment media initiatives. We seek to expand our cross-entertainment media initiatives, including licensing and co-developing games for other entertainment media platforms such as online literature, movie, television and music.

Further Expand Our Business Internationally and Domestically

We plan to further expand our business internationally by licensing our online games to international markets, establishing joint ventures or entering into co-development agreements with leading international game operators, and establishing our own international operations. We currently license certain online games to third parties for distribution in markets such as Hong Kong, Macau, Taiwan, Vietnam, India, Malaysia, Indonesia, the Philippines, Singapore, Thailand, Russia and the Middle East. We have co-developed online versions of games with Tecmo Ltd. and THQ Inc., two international game companies. We believe that Tecmo Ltd. and THQ Inc. will operate these games in selected international markets.

We also plan to further expand our business domestically in China. We plan to target our marketing and promotional activities in areas with growth potential, such as cities in inland provinces where our games have limited exposure. We also plan to work closely with Shengfutong, our sales agent, to extend its prepaid card distribution network to these areas. Our efforts to expand our business internationally and domestically should help us further enhance our brand recognition, expand our large communities of game players and strengthen our leading position in China’s online game industry.

Our Games

MMORPGs

Our MMORPGs are action adventure-based and draw upon themes including martial arts adventure, fantasy, strategy and historical events. Each of our MMORPGs creates an evolving virtual world within which game players can play and interact with each other simultaneously over the Internet. Because our MMORPGs require a significant amount of players’ time and commitment to develop the skills and character attributes required to progress to the next level, our MMORPGs tend to develop game player loyalty.

As of August 31, 2009, we operated 20 MMORPGs. Mir II and Woool are our most popular MMORPGs. The following table sets forth certain information relating to the MMORPGs that we operated as of August 31, 2009.

Visual
Game	Genre	Dimensions	Game Source	Launch Date

Mir II	Martial arts adventure	2D	License(1)	November 2001
Woool	Martial arts adventure	2D	In-house	October 2003
The Sign	Martial arts adventure	3D	In-house	May 2004
The Age	Martial arts adventure	2D	In-house	June 2004
Magical Land	Fantasy	2D	In-house	July 2005
R.O.	Fantasy	2D	License	September 2005
Archlord	Fantasy	3D	License	July 2006
Latale	Side-scrolling combat	2D	In-house	April 2007
Fengyun Online	Martial arts adventure	3D	Acquisition	July 2007
World Hegemony	Strategy web game	2D	In-house	November 2007
Might & Hero	Strategy web game	2D	Investment	May 2008
Lineage	Fantasy	2D	License	June 2008
Lineage II	Fantasy	3D	License	June 2008
Tales of Dragons	Fantasy	2D	In-house	July 2008
A Thousand Years III	Martial arts adventure	2D	In-house	November 2008
AION	Fantasy	3D	License	April 2009
JX Online World	Martial arts adventure	2D	Co-operation	June 2009
Ghost Fighter Online	Side-scrolling action	3D	Investment	August 2009
Luvinia Online	Fantasy	3D	Acquisition	August 2009
ZU Online	Martial arts adventure	3D	Investment	August 2009

(1)	We license Mir II from Actoz, which is our majority-owned subsidiary. While Actoz controls the licensing of Mir II in China, we continue to classify Mir II as a licensed game because Actoz shares a portion of the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

The following table sets forth, for the periods indicated, certain operating statistics for our MMORPGs.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009

Quarterly active paying accounts (in thousands)(1)	4,110	4,239	5,189	5,889	7,189	8,582
Average monthly revenues per active paying account (in RMB)(2)	51.9	54.7	49.6	49.8	43.9	41.9

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our online games during a given quarter.

(2)	Average monthly revenues per active paying account refers to our online game revenues during a given quarter divided by quarterly active paying accounts, further divided by three.

The following table sets forth certain information relating to our announced pipeline of MMORPGs as of August 31, 2009.

Visual
Game	Genre	Dimensions	Game Source

Chang Chun Online	Martial arts adventure	3D	License
Warring States	Martial arts adventure	2D	Investment
World of Kungfu	Martial arts adventure	3D	License
Xing Chen Bian	Martial arts adventure	2.5D(1)	In-house
Yuyan Online	Martial arts adventure	2.5D(1)	Co-operation
8Men Online	Turn-based	2D	Investment
Crossing	Turn-based	2D	Investment
TS2 Online	Turn-based	2D	License
Ghost Raider Online	Fantasy	2.5D(1)	Investment
Lazeska	Fantasy	3D	In-house
The Conqueror	Strategy web game	2D	Investment
Navy Battle	Strategy web game	2D	Investment
Dragon Nest	Action	3D	License
World Zero	MMORPG platform	3D	In-house
Company of Heroes Online	Real-time strategy	3D	Co-development
The King of Fighters’ World	Side-scrolling action	2D	Co-development

(1)	2.5D refers to a game with 3D-rendered characters but a 2D game environment.

Advanced Casual Games

Advanced casual games, which is a sub-category of casual games, are generally less time-consuming and require less focus and attention than MMORPGs but possess certain elements of MMORPGs including a story line, elaborate graphics, availability of virtual items and frequent interactions among game players. Advanced casual games are an important component of our overall growth strategy as such games generally attract a broader range of demographic groups, as well as more home users, than MMORPGs.

The following table sets forth certain information relating to the advanced casual games that we operated as of August 31, 2009.

Visual
Game	Genre	Dimensions	Game Source	Launch

BNB	Battle	2D	License	August 2003
GetAmped	Fighting	3D	License	May 2004
Maple Story	Side-scrolling combat	2D	License	August 2004
Shanda Richman	Strategy	3D	In-house	December 2005
Crazy Kart	Racing	3D	In-house	March 2006
Kongfu Kids	Fighting	3D	In-house	June 2007
Tales Runner	Racing	3D	License	July 2007
Push Push Online	Battle	2D	In-house	November 2007
Popland	Battle	2D	In-house	December 2007
Disney® Magic Board Online(1)	Racing	3D	In-house	July 2008
Dead or Alive Online	Fighting	3D	Co-development	May 2009

(1)	Disney® Magic Board Online is an in-house developed racing game that uses certain cartoon characters licensed from Disney.

The following table sets forth, for the periods indicated, certain operating statistics for our advanced casual games.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009

Quarterly active paying accounts (in thousands)(1)	1,661	1,421	1,380	961	1,052	1,152
Average monthly revenues per active paying account (in RMB)(2)	19.8	20.8	23.7	25.5	27.8	20.9

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our online games during a given quarter.

(2)	Average monthly revenues per active paying account refers to our online game revenues during a given quarter divided by quarterly active paying accounts, further divided by three.

The following table sets forth certain information relating to our announced pipeline of advanced casual games as of August 31, 2009.

Game	Genre	Dimension	Game Source

Atrix	Fighting	3D	License
GetAmped II	Fighting	3D	License
Kongfu Master	Fighting	3D	License
AQUAQU	Racing	3D	In-house
Free Jack	Racing	3D	License
Free Racing	Racing	3D	Investment
Super Star Warship	Strategy web game	2D	Investment
Cosmic Break	Third-person shooting	3D	License

Some of our online games in operation or in the announced pipeline are web games. Web games are played on a web browser and typically do not require any client-side software to be installed apart from the web browser. We categorize web games as either MMORPGs or advanced casual games, rather than as a separate category of online games. Through 18 Capital, we have invested in several web game developers in

China, such as Shanghai Weilai Information Technology Co., Ltd., which has successfully developed a web game operation platform, and Shanghai Caiqu Network Technology Co., Ltd.

Access to Our Games

All of our games are accessible through Shanda Networking, which hosts a website dedicated to each of our games. Each game’s website provides detailed information and updates on that game and on the products and services that we offer in connection with that game. Game players typically access our games at Internet cafes or through the Internet by using personal computers. A game player can download the end-user software for a game from the website for free and set up a user account and password to access and play the game.

Our Online Game Development and Sourcing Model

The sources of our online game content include the games that we develop in-house and license from, acquire from, co-develop or co-operate with third parties.

In-House Development

We develop new online games and related updates and expansion packs. As of August 31, 2009, we operated eight MMORPGs and six advanced casual games that we developed in-house, including Woool, the first large-scale MMORPG developed in China and one of our most popular games. In 2007 and 2008, we introduced approximately 110 and 210 updates and expansion packs, respectively, for our existing online games.

We have strong in-house game development capabilities supported by our research and development center and the Shanda Game Development Platform. Designed with modularized functions, the Shanda Game Development Platform provides a stable, efficient and scalable online game development platform for developing both server-end and client-end online game software. We have used this platform to successfully develop in-house online games, such as The Age, Woool and Xing Chen Bian. Furthermore, we have significantly strengthened our in-house game development capabilities by acquiring game developers such as Actoz. Because Actoz is a majority-owned subsidiary, we classify all online games developed by Actoz as in-house developed, except for Mir II, which we categorize as a licensed game because Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

Our game development process generally includes the following key steps:

•	formulate a new game proposal based on a preliminary market study;

•	conduct an in-depth feasibility study;

•	establish a project team to draft a new game development plan;

•	develop the game story and overall game design;

•	design the game style, characters and environments;

•	develop the server-end and user-end software;

•	conduct intermediate management review after the fundamental game structure has been developed; and

•	conduct final management review upon completing the development of the new game.

The development of MMORPGs and advanced casual games, from management approval of a new game proposal to commencement of closed beta testing, generally takes two years and one year, respectively, but could take longer depending on certain circumstances.

As of June 30, 2009, we had over 1,100 game development personnel, including approximately 300 from Actoz. Most of our software programmers and testing engineers have university or graduate degrees. We plan to continue to expand our research and development center by recruiting from top universities in China.

Game Licensing

We license games from international and domestic developers. We monitor certain key markets such as South Korea, Japan, the United States and Europe to identify and source game content.

As of August 31, 2009, 10 of our 31 online games were licensed from third-party developers, including Mir II, which is our top game in terms of revenues in 2008 and for which Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game, and AION, a 3D MMORPG that we license from NCSoft Corporation.

The cost of licensing games from game content owners generally consists of an upfront licensing fee, which we typically pay in installments, and royalties which are equal to a percentage of revenues we generate from operating the games. Under the license agreements, we have the exclusive right to operate the games in China. Generally, the license agreements have a term of three to six years. Most game content owners agree to provide us with updates and expansion packs developed for the games licensed to us timely without additional charge. Most of our license agreements require the game content owners to provide us with technical support.

Investment and Acquisition

We have expanded our online game portfolio through strategic investments and acquisitions. For example, in June 2007, we acquired Chengdu Aurora, which operates Fengyun Online, a martial arts 3D MMORPG, and on July 1, 2009, we acquired Chengdu Simo, which operates Luvinia Online, a fantasy 3D MMORPG.

In 2006, we established 18 Capital to invest in independent game development and operating studios that have superior development or operation capabilities or potential to develop successful online games. Through 18 Capital, we typically acquire (i) intellectual property rights to online games, (ii) equity rights in online game development and operating studios or (iii) an option to acquire equity interests in online game development and operating studios in the future. In addition, we help entrepreneurial game developers and operators grow their businesses by leveraging our industry experience and game development and operation expertise. This has in turn enhanced the influence of our game development and operation platforms and strengthened our brand recognition within the online game industry in China. As a result of our investments through 18 Capital thus far, we have sourced numerous talented game development personnel, operate five games and have eight games in our announced pipeline that are developed by investee companies.

Co-Development

We co-develop online games with international game developers. For example, we have co-developed online versions of Dead or Alive with Tecmo Ltd. and Company of Heroes with THQ Inc. Tecmo Ltd. and THQ Inc. are international game companies. Under these co-development agreements, we have the exclusive right to operate the games in China and to receive a portion of any revenues that Tecmo Ltd. or THQ Inc. generates from operating the co-developed game. Tecmo Ltd. and THQ Inc. will own the intellectual property rights related to the games and we will own the intellectual property rights related to supporting technologies (such as applications and processes) required to operate the games.

Co-Operation

We co-operate certain games in China under nonexclusive licenses granted by third-party Chinese developers who also operate the same games on their own platform. For example, we have entered into agreements with Shanghai Storm and Kingsoft in connection with the operation of Yuyan Online and JX Online World, respectively. Under these agreements, we pay royalties to the game developers but no upfront licensing fee. We do not own any of the related game intellectual property rights, and Shanghai Storm and Kingsoft will continue to operate these games on their platforms as well.

Our Game Performance Evaluation and Testing Systems

Our Game Performance Evaluation System for Game Sourcing

To better identify games with potential for commercial success, we have developed a game performance evaluation system to evaluate a potential game’s attractiveness to game players and its expected performance before we source such games. The main characteristics of the system are as follows:

•	Stage 1. We evaluate a game based upon a number of criteria, including game and artistic design, required marketing resources and technology and infrastructure requirements. Of the thousands of games evaluated over our years of operation, only a small number have been submitted to our steering committee, which is comprised of personnel from our game development, finance, marketing and other departments, for further evaluation.

•	Stage 2. The steering committee assesses these games and approves a select number of games, which are then passed on to the game management, business development and quality assurance divisions for testing and final evaluation.

•	Stage 3. These divisions evaluate the games to identify those with the highest potential for commercial success and allocate our marketing and other resources to such games.

Our Pre-Launch Game Testing System

Before the launch of a new game, we generally conduct internal beta testing to detect and resolve technical problems and improve the quality and features of the game. Thereafter, we conduct a closed beta testing to minimize technical problems, followed by open beta testing in which our registered users play the game to ensure consistency of performance and stability of operation systems. Open beta testing generally creates an initial game player base, builds awareness and generates publicity for the game. Based on information and feedback collected in pre-launch game testing, we adjust the game accordingly.

Our Game Operation Model

Game Management

Each game is managed by a designated game management team. Our game management teams:

•	conduct cost/benefit analyses and form operational plans;

•	coordinate internal resources and interact with our other departments such as game design, artistic design, quality assurance, marketing, and technological services to ensure a smooth daily operation of the online game;

•	control the timing of the release of updates and expansion packs; and

•	manage the game’s virtual community on an ongoing basis by, for example, organizing in-game events.

A centralized game management center monitors the performance of each team. Our operational expertise and best practices are shared with all of our game management teams and departments.

Network and Technology Infrastructure

We have developed an extensive technology infrastructure to support our game operations, including a nationwide server network. As of June 30, 2009, the server network consisted of approximately 11,000 servers and 2,300 server annex equipment units with the capacity to accommodate up to 11.0 million concurrent online game players.

Due to the real-time interaction among hundreds of thousands of users, the stable operation of our games requires a large number of servers and a significant amount of Internet connectivity bandwidth. Due to China’s large geographical area and limited Internet connectivity bandwidth, we have located game servers in numerous regions throughout China. As a result, our users can play our games using servers located in their region without exchanging data across long distances, thereby increasing the speed at which our games operate and enhancing our users’ experience.

The servers for each of our games are organized into a number of independent operating networks. Each operating network consists of a set of login system servers and a number of game server groups. Each operating network for our MMORPGs operates one game environment and our game players interact in a single virtual environment. Accordingly, with the expansion of our game player base for these games, we continue to increase the number of game server groups running separate game environments. We have introduced server virtualization technologies that allow a single hardware unit to host multiple “virtual” machines or game environments, to increase network efficiency.

Each operating network is linked to Shanda Networking’s centralized billing system, which processes access codes and passwords provided by users from their prepaid cards to add virtual currency into users’ accounts and to deduct virtual currency consumed by users from their accounts as they play our games. Each operating network is also linked to our central data backup system, which backs up data from all login system servers and game servers on a daily basis. Most of our login servers for each operating network, as well as the servers for Shanda Networking’s central billing system and our central data backup system, are located in Shanghai.

We continuously monitor the operation of our server network. Our remote control system allows us to track our online game players on an ongoing basis, and to discover and fix problems in the operation of hardware and software in our server network on a timely basis.

As of June 30, 2009, we owned approximately 80% of the servers in the server network for our game operations and leased the remainder from telecommunications operators. All of the servers in the server network for our game operations are located on the premises of our hosting telecommunications operators. Our server lease arrangements reduce our initial expenditures on servers, provide flexibility in network deployment and include incentives for network operators to maximize our network performance. We plan to add additional servers in order to introduce new games into our portfolio, service additional game players in more locations and accommodate a larger game player base.

Anti-Cheating and Anti-Hacking

We are committed to quickly disabling cheating programs developed by unauthorized third parties for use in connection with our games. We have developed our Game Protection Kit, which disables cheating programs developed by unauthorized third parties to help ensure the fairness of our game environments and significantly enhances our game players’ experience. Game Protection Kit is used currently in most of the games that we operate. Upon the detection of a cheating program, our technology support team cooperates with our game development team to analyze the cheating program and develop and deploy software to disable it. With respect to cheating programs for games that we license, the licensors generally develop the disablement software.

Marketing

We employ various traditional and online marketing programs and promotional activities, including in-game events and announcements, online and traditional advertising, and offline promotions.

In-game events and announcements.  We frequently organize in-game events for our game players to strengthen our communities of game players and generate more interest in our games. Examples of in-game events include special challenges or features introduced to the game environments for a scheduled period. In addition, we use in-game events to introduce new game features. Furthermore, we post in-game announcements to promote new features and other improvements of the game and in-game events. We also use in-game announcements for cross-game promotions.

Online and traditional advertising.  We regularly advertise on a wide range of Internet portals and online game websites in China. We target a broad base of Internet users through three key initiatives: (i) the launch of large-scale coordinated advertising campaigns on major Internet portals, (ii) an “affiliate marketing campaign” attracting hundreds of regional websites in China through an incentive scheme to jointly promote our new games and direct traffic to our games’ websites and (iii) a “multi-segment” targeted advertising campaign promoting our online games to different demographic groups of game players. We also advertise in national and regional newspapers and magazines as well as on billboards and city buses.

Offline promotions.  We also market new games through posters at Internet cafes where a large number of game players play our games. We also organize promotional events at Internet cafes, distribution points, school campuses and other locations frequented by game players. In addition, we have also established sales offices in a number of provinces in China to assist Shengfutong’s local distributors in organizing promotional activities for our games. Furthermore, we selectively sponsor media events to promote our games and have entered into arrangements with home personal computer manufacturers, consumer product manufacturers and telecommunications service providers in China to cross-market our games.

Our Revenue Models

Revenue Models for the Games that We Operate

We adopt one of two different revenue models for each of the games that we operate: item-based and time-based. We have adopted the item-based model for substantially all of our MMORPGs and all of our advanced casual games.

Under the item-based model, players are able to play the basic features of the game for free. We generate revenues when players purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. The item-based revenue model allows us to introduce new virtual items or change the features or properties of virtual items to enhance game player interaction and create a better game community. The item-based revenue model also allows us to generate additional revenues by offering additional virtual items through new updates and expansion packs that meet the changing demands of game players. We determine the price of each virtual item before its introduction, generally based on an analysis of certain benchmarks, such as the extent of advantage to the player’s character that the virtual item brings, the demand for the virtual item and the price of similar virtual items offered in other online games. We maintain a database that tracks the number and price of each virtual item sold as well as user behavior in response to the launch of a virtual item. We adjust the pricing of certain virtual items based on their consumption pattern and other factors.

Under the time-based model, players pay for game-playing time. The pricing is typically determined near the end of the open beta testing period based on several factors, including the game’s development and operation costs, the pricing of competing games operated using a time-based model in the market, the playing and payment patterns of game players, the technological and other features of the game and the targeted market.

As one of the first online game companies in China to adopt the item-based revenue model on a large scale, we have accumulated significant experience in successfully operating online games through both revenue models. We adopt one of the two revenue models for a particular game based on a number of factors, including the quality and features of the game, the preference and playing habits of game players and the revenue models adopted for similar games. We also consider the revenue model adopted by the licensor or by other licensees.

Licensing of Our Games to Third Parties

We license certain of our online games in which we own the related game intellectual property rights to third parties. Under these license agreements, we typically license the right to exclusively operate, promote, distribute and service our games in specified territories. In return, the licensee pays us an upfront licensing fee, which is typically paid in installments, and a royalty fee, which is generally equal to a percentage of revenues generated by the licensee from operating the game in the specific country or region. The licensees are responsible for the sales and marketing of the licensed games, including setting the price of virtual items, as well as the maintenance of the network infrastructure and customer service. Generally, we are responsible for providing the localized versions of our games and the technical support for the operation of our games. We generally provide our licensees with updates to the licensed games. We also usually assist the licensee in preventing, detecting and resolving cheating and hacking activities. As of June 30, 2009, we licensed five MMORPGs and one advanced casual game to third parties in international markets, including Hong Kong, Macau, Taiwan, Vietnam, India, Malaysia, Indonesia, the Philippines, Singapore, Thailand and Russia.

In-Game Advertising

We also generate revenues by selling advertising space within our games.

Online Billing and Payment, Distribution and Customer Service

Pursuant to the Amended and Restated Cooperation Agreement, we have engaged Shanda Networking to be our provider of certain services, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services, for a five-year period commencing July 1, 2008. Pursuant to the Amended and Restated Sales Agency Agreement, we have engaged Shengfutong as our sales agent for the distribution of prepaid cards, which are required to purchase virtual items or time units in our online games for a five-year period commencing July 1, 2008. For additional details on our agreements and the fees that we pay to Shanda Online, see “Our Relationship with Shanda Interactive”. The following services and functions described below are provided to our game players by Shanda Networking and Shengfutong pursuant to the agreements discussed above.

Online Billing and Payment and Distribution

Our game players can purchase virtual or physical prepaid cards to access our online games and to purchase virtual items. These cards are sold through Shengfutong’s distribution network. Each prepaid card contains a unique access code and password that enables the user to purchase virtual currency. Such virtual currency can be used to purchase virtual items or time units in our online games. Fees incurred for purchases of these virtual items are deducted from the user’s account.

Our game players can purchase prepaid cards through the following channels operated by Shengfutong:

•	Indirect e-sales. Distributors order prepaid cards through a central e-sales computer system and resell the cards to game players through Internet cafes or other retail points of sale.

•	Direct online sales. Game players can purchase prepaid cards directly online and payment can be made using certain commercial bank cards and other online payment service providers.

•	Indirect offline distribution. Game players can purchase physical prepaid cards from retail points of sale, which primarily consist of news stands, convenience stores, software stores and book stores.

The following table sets forth, for the periods indicated, the percentage of prepaid card sales from each of these distribution channels.

			For the Six
			Months
			Ended
Distribution Channel	2007	2008	June 30, 2009

Indirect e-sales	53.1%	41.0%	27.9%
Direct online sales	24.3	39.4	46.7
Indirect offline distribution	22.1	18.9	25.2
Other(1)	0.5	0.7	0.2

Total	100.0%	100.0%	100.0%

(1)	Prepaid card sales made through the use of mobile phones.

Customer Service

We provide high-quality customer service and are responsive to our game players’ needs. When our game players make customer service inquiries, a customer service representative of Shanda Networking will be the initial point of contact, and if the inquiry involves game-related technical problems, will liaise with a member of our game management team responsible for such game. We investigate and address irregularities in game operation reported by users, including eliminating cheating programs that are used by players to enable their game characters to acquire superior in-game capabilities. Typical requests handled by Shanda Networking include addressing problems in adding value to user accounts, retrieving forgotten passwords, and recovering lost user accounts. Typical requests handled by us include recovering virtual items or in-game characters, and other game-related questions. Customer service by Shanda Networking is provided through call centers, walk-in customer service centers and online customer service, including online forums and in-game customer service.

VIP game players (i.e., those who achieve a certain amount of spending on our games) also have access to more personalized customer service, including more user-friendly account management services. For certain VIP game players whose playing habits may have dropped significantly over a period of time, a customer service representative may contact them to persuade them to become a more active player.

Our game management teams, through Shanda Networking’s customer relationship management system, monitor our game players’ activities on a real-time basis and effectively manage and promote our games according to the user data. Game players can use the bulletin board services operated by Shanda Networking to post questions to, and receive responses from, other users, which helps us to monitor our users’ common interests and concerns and provides us with important feedback on our online games. Furthermore, game player comments are collected and weekly reports are generated summarizing important issues and problems raised by game players as well as how such issues have been addressed.

Competition

We compete primarily with other online game developers and operators in China, including Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft Corporation Limited, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited and The9 Limited. We also compete with other private companies in China devoted to game development or operation, many of which are backed by venture capital funds and international competitors. Competition may also come from international game developers and operators, such as Activision Blizzard, Inc., Electronic Arts Inc., NCSoft Corporation, Nexon Corporation and Webzen, Inc.

We compete primarily on the basis of the quality or features of our online games, our operational infrastructure and expertise, the strength of our product management approach, and the services we offer that enhance our game players’ experience.

We believe that domestic game developers and operators, including us, are likely to have a competitive advantage over international competitors entering the China market, as these companies are likely to lack operational infrastructure in China and content localization experience for the China market. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international competitors establish joint ventures, form alliances with or acquire domestic game developers and operators. In addition, we also compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.

Intellectual Property and Proprietary Rights

Intellectual property is essential to our business. We rely on copyright, trademark, patent, trade secret and other intellectual property law, as well as noncompetition, confidentiality and license agreements with our employees, suppliers, business partners and others to protect our intellectual property rights. We generally require our employees to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite these measures, we cannot assure you that we will be able to prevent unauthorized use of our intellectual property, which would adversely affect our business.

As of June 30, 2009, we owned 69 software copyrights, each of which we have registered with the State Copyright Bureau of the PRC.

As part of the reorganization, we entered into a Domain Names and Trademarks License Agreement with Shanda Online pursuant to which Shanda Online licensed to us nine trademarks and 252 domain names on a nonexclusive, nontransferable and royalty-free basis.

As of June 30, 2009, we owned or licensed 43 trademarks, each in various categories, each of which we have registered with the China Trademark Office, and had 52 trademark applications, each in various categories, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong and Vietnam.

As of June 30, 2009, we owned or licensed 415 registered domain names, including our official website and domain names registered in connection with each of the games we offer. All of our domain names are either held by, or licensed by our PRC companies.

As of June 30, 2009, we had five patent applications pending with the State Intellectual Property Office of China.

Employees

As of December 31, 2008 and June 30, 2009, we had 1,407 and 1,604 full-time employees, respectively. The following table sets forth the number of our employees by function as of June 30, 2009.

	Number of	Percentage of
	Employees	Total

Research and development(1)	1,108	69.1%
Sales and marketing	125	7.8
General and administration	129	8.0
Technical support and customer service	242	15.1

Total	1,604	100.0%

(1)	Includes game development personnel.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We also provide life insurance and supplemental medical insurance to our employees. The total amount of contributions we made to employee benefit plans in 2007, 2008 and the six months ended June 30, 2009 was RMB18.1 million, RMB20.9 million (US$3.1 million) and RMB11.1 million (US$1.6 million), respectively.

In 2008, we adopted an equity compensation plan to attract, motivate, retain and reward our directors, officers and employees. An aggregate of 44,000,000 Class A ordinary shares, or 7.4% of our diluted share capital before taking into account this offering (and 7.1% after taking into account this offering), are reserved for issuance under this plan. As of June 30, 2009, certain of our directors, officers and employees held outstanding options to purchase an aggregate of 24,700,500 Class A ordinary shares and 407,770 restricted shares.

Our employees who are PRC citizens are members of a labor union that represents employees with respect to labor disputes and other employee matters. The labor union does not represent employees for the purpose of collective bargaining. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

We enter into a standard annual employment contract with most of our officers, managers and employees. These contracts typically include a non-compete provision effective during and up to one year after their employment with us.

Facilities

We lease our office space of approximately 9,449 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, from Shanda Interactive. In addition, we occupy an aggregate of approximately 8,774 square meters of leased office space in Beijing, Shenzhen, Chengdu, Hangzhou, Wuhan and various other cities in China and Hong Kong, Singapore and South Korea, including an office space of 5,633 square meters leased by Actoz in South Korea.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time. We may also initiate legal proceedings in order to protect our contractual and property rights. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

REGULATION

Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

•	the Bureau of State Secrecy;

•	the General Administration of Press and Publication, or the GAPP (formerly the State Press and Publications Administration);

•	the Ministry of Commerce, or the MOFCOM;

•	the Ministry of Culture, or the MOC;

•	the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry);

•	the Ministry of Public Security;

•	the State Administration of Foreign Exchange, or the SAFE;

•	the State Administration of Industry and Commerce, or the SAIC;

•	the State Administration for Radio, Film and Television;

•	the State Copyright Bureau, or the SCB; and

•	the State Council Information Office.

Since the online game industry is still at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits to those we currently have and to address new issues that arise from time to time. As a result, there are substantial uncertainties with respect to the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online game industry. See “Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected”.

Foreign Ownership Restrictions

Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which limit foreign ownership of companies that provide value-added telecommunications services, including online game and Internet content provision, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the required licenses for operating online games in China.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular 2006. The MIIT Circular 2006 requires that (i) foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic ICP license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of telecommunications business in China; (iii) ICP license holders (including their shareholders) must directly own the domain names and registered trademarks they use in their daily operations; (iv) each ICP license holder must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license and (v) all value-added telecommunication service providers must improve the network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing ICP license holders would conduct a self-assessment of their compliance with the Notice and to submit status reports to the MIIT before November 1, 2006, and may revoke the operating licenses of those who fail to comply with the above requirements and fail to rectify such non-compliance within the limited period set by provincial communications administration bureaus. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the Notice will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures.

In order to comply with such foreign ownership restrictions, we operate our online game business in China through Shanghai Shulong, which is wholly owned by Dongxu Wang and Yingfeng Zhang, and controlled by Shengqu through a series of contractual arrangements, and Shulong Computer and Nanjing Shulong, which are wholly-owned subsidiaries of Shanghai Shulong. In the opinion of our PRC legal counsel, Jade & Fountain PRC Lawyers, except as otherwise disclosed in this prospectus, our ownership structure, business and operation model comply with existing PRC laws and regulations.

Licenses

A number of aspects of our business require us to obtain licenses from a variety of PRC regulatory authorities.

ICP License.  According to the Administrative Measures on Internet Information Services, commercial Internet information service operators must obtain a license for Internet content providers, or ICP license, or be sublicensed by qualified ICP license holders. Moreover, ICP operators providing ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license. Shanghai Shulong has obtained an inter-regional ICP license which covers online game services. Chengdu Aurora has obtained a regional ICP license which only allows it to provide ICP services within Sichuan Province and does not cover SMS services.

According to the Administrative Measures for Telecommunications Business Operating Licenses, a value-added telecommunications service provider that has obtained an inter-regional value-added telecommunications services operating license shall commence its business operations in the geographic areas as covered by its license within one year after acquiring the license. The license will be valid for five years. A value-added telecommunications service provider may authorize its subsidiaries or branches to conduct a value-added telecommunications service business in licensed regions and have greater than 51% of the equity ownership in the subsidiaries in order to do so. Moreover, a value-added telecommunications service provider shall not authorize two or more subsidiaries or branches to conduct the same value-added telecommunications service business in the same region. Shanghai Shulong has authorized Shulong Computer and Nanjing Shulong to conduct a value-added telecommunications service business in separate regions.

Internet Culture Operation License.  According to the Provisional Regulations for the Administration of Online Culture, a commercial operator of “online cultural products”, including online games, must obtain, in addition to the ICP license, an Internet culture operation license from the MOC. Shanghai Shulong currently holds such a license. Chengdu Aurora is in the process of renewing its Internet culture operation license which expired in October 2008.

Internet Publishing License.  The Rules for the Administration of Electronic Publications impose a license requirement for any company that engages in online publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Under current PRC laws and regulations, the provision of online games is deemed an Internet publication activity. Therefore, an online game operator must obtain an Internet publishing license in order to directly make its online games publicly available in China. Shanghai Shulong currently does not hold such a license and publishes its online games in cooperation with Shanda Networking, which holds such a license. We entered into an agreement with Shanda Networking regarding the publication of online games which commenced from July 1, 2008 to the time when Shanghai Shulong obtains such license. All of our online games in commercial operation have been filed with the GAPP as electronic publications. Shanghai Shulong is currently in the process of applying for such a license.

Online Bulletin Board Service Approval.  On November 6, 2000, the MIIT promulgated the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require Internet information services operators to obtain specific approvals before providing BBS services. Shanghai Shulong and Chengdu Aurora are in the process of applying for the relevant approvals. However, we cannot assure you that either Shanghai Shulong or Chengdu Aurora will succeed in obtaining all the approvals as required by the BBS Measures. If we fail to comply with the requirements of the BBS Measures, the PRC governmental authorities may impose fines on us and, in cases of serious violations, order us to close our website, which could have a material adverse effect on our business.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of governmental agencies. These measures specifically prohibit Internet activities, which include the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. When an Internet content provider or an Internet publisher finds that information falling within the above scope is transmitted on its website, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In addition, according to the Notice on the Work of Purification of Online Games jointly issued by several governmental authorities in June 2005, online games are required to be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the MOC, imported online games are subject to a content review by the MOC prior to their operation in China. In addition, imported and domestic online games are required to be filed with the MOC before the operation of each game. Our online games in commercial operation were all filed with the MOC as of June 30, 2009.

Regulation of Information Security

Internet content in China is regulated and restricted from a state security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit using the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Technology Import and Export

Our ability to license online games from abroad and import them into China is regulated in several ways. We are required to register with the MOFCOM, any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the SCB requires us to register copyright license agreements relating to imported software. Without the SCB registration, we are not allowed to publish or reproduce the imported game software in China. In addition, imported online game software is also required to pass a content examination by the MOC. Any imported online game software which has not been examined and approved by the MOC is not allowed to be put into operation in China. If we import into China and operate online games without obtaining game content approval, the MOC may impose certain penalties on us, including the revocation of our Internet culture operation license that we require to operate online games in China. In April 2009, the MOC issued a notice to further tighten the review procedure for importing online games into China. The MIIT also requires us to register online games that we wish to import into China. We require this registration in order to operate an imported online game in China. We are still in the process of registering certain online games we imported.

Intellectual Property Rights

The State Council and the SCB have promulgated various rules and regulations and rules relating to protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. We have registered all of our in-house developed online games that have been commercially launched with the SCB.

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

Internet Cafe Regulation

Internet cafes are required to obtain a license from the MOC and the SAIC and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafes, many Internet cafes distribute virtual prepaid cards. The PRC government has intensified its regulation of Internet cafes, which are currently the primary venue for our users to play our games. In 2004, the MOC, the SAIC and several other government authorities jointly issued a notice to suspend issuance of new Internet cafe licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafes, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafes. As many of our game players access our games from Internet cafes, any reduction in the number, or any slowdown in the growth, of Internet cafes in China as a result of any intensified Internet cafe regulation will limit our ability to maintain or increase our revenues and expand our game player base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central governmental authorities in February 2007 suspended nationwide the approval for the establishment of new Internet cafes in 2007 and enhanced the punishment for Internet cafes admitting minors.

Privacy Protection

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information of their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits Internet content providers from disclosing any information transmitted by users through their networks to any third parties unless otherwise permitted by law.

If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Anti-fatigue Compliance System and Real-name Registration System

In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours to be “fatiguing”, and five hours or more to be “unhealthy”. Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification.

Shanda Online has implemented an anti-fatigue compliance system and real-name registration system and provides anti-fatigue compliance services for us. Under this system, game players must use real identities to create accounts to enable us to identify which of our game players are minors and thus are subject to these regulations. For game players who do not register, we assume that they are minors.

Payment and Clearance By Non-financial Institutions

On April 16, 2009, the PBOC issued a notice regarding the payment and clearance business carried out by non-financial institutions, or the PBOC Notice. The PBOC Notice requires non-financial institutions which engage in payment and clearance business to register with the PBOC before July 31, 2009.

In order to collect payment from our online game players, we rely on certain services provided by certain VIEs of Shanda Online, which may be subject to the requirements of the PBOC Notice. As a result, Shanda Online intends to register with the PBOC. However, if the PBOC requires Shanda Online to obtain additional licenses or approvals for its services, there is no assurance that Shanda Online will be able to obtain such licenses or approvals. In the event that Shanda Online fails to obtain any or all of the licenses or approvals as mentioned above, we may not be able to collect payment from our game players on a timely basis or at all and may have to change our current billing model and system.

Virtual Currency

In January 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the issuance and use of virtual currency. To curtail online games that involve online gambling as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property and (iv) prohibits services that enable game players to transfer virtual currency to other players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of Internet cafes and online games. Under the circular, the PBOC has authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price and (iv) banning the trading of virtual currency.

On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice.

The Virtual Currency Notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines.

According to the Virtual Currency Notice, an online game virtual currency transaction service provider refers to a business providing platform services with respect to trading of online game virtual currency among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services refer to trading services provided to online buyers and sellers through the computer information system operated by the service provider.

In addition, the Virtual Currency Notice regulates, among other things, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency, and the return of unused virtual currency upon termination of online services. It also prohibits online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice also provides that game operators may not issue virtual currency to game players through means other than purchases with legal currency. Moreover, any businesses that do not provide online game virtual currency transaction services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

We issue online game virtual currency to game players for them to purchase various virtual items to be used in our online games. We intend to apply to the MOC for approval to issue online game virtual currency, as required under the Virtual Currency Notice. However, we cannot assure you that we can obtain the approval in a timely manner or at all. Certain of our games contain features known as “treasure boxes”. Players may use “yuanbao”, a virtual item they obtain in the games, to acquire keys to open treasure boxes that, if opened, award the players with rewards, such as game points or virtual items. As no cash or virtual currency is directly paid by the players in opening treasure boxes, we believe such feature is distinct from those prohibited by the Virtual Currency Notice. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. See “Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model”.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange.  The Foreign Exchange Administration Regulations, as amended in August 2008, are the principal regulations governing foreign currency exchange in China. Under these regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade- and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. On August 29, 2008, the SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested company by restricting how the converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign-invested company that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the

PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from this offering to Shanghai Shulong through Shengqu, our subsidiary in the PRC, and thus may adversely affect the business expansion of Shanghai Shulong. We may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

The dividends paid by a PRC subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution.  The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Circular 75.  On October 21, 2005, the SAFE issued Circular 75, which became effective on November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Since Circular 75 applies retroactively, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with the SAFE in connection with their investments in us.

Circular 78.  The Administration Measures on Individual Foreign Exchange Control issued by the PBOC on December 25, 2006 and its Implementation Rules issued by the SAFE on January 5, 2007 became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, shall be transacted upon the approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, under which PRC citizens who have been granted stock options, restricted share units or issued restricted shares by a company listed publicly overseas are required, through either a PRC agent or the PRC subsidiary of such overseas publicly listed company, to complete certain other procedures and transactional foreign exchange matters under the stock option plan upon the examination by, and approval of, the SAFE.

We and our PRC employees who have been granted stock options, restricted share units or restricted shares are subject to the Stock Option Rule. If we or our PRC employees who hold such options, restricted share units or restricted shares fail to comply with these regulations, we or our PRC employees may be subject to fines and legal sanctions.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental authorities jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule requires offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

On September 21, 2006, the CSRC published on its official website its approval procedures for overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of certain documents with the CSRC and may take several months to complete. However, other than documents required to be submitted, no other details with respect to the timing, criteria and process for obtaining any required approval from the CSRC have been specified. Therefore, it remains unclear how the New M&A Rule or the CSRC procedures will be interpreted, amended and implemented by the relevant authorities. See “Risk Factors — Risks Relating to the People’s Republic of China — We may be required to obtain prior approval from the CSRC for the listing and trading of our ADSs on the NASDAQ Global Select Market”.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus. The business address of all of our directors and executive officers is No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, 201203, People’s Republic of China.

Name	Age	Position

Qunzhao Tan(1)	33	Chairman of the Board of Directors
Tianqiao Chen(1)	36	Director
Danian Chen(1)	31	Director
Diana Li	38	Director, Chief Executive Officer
Lai Xing Cai(2)	67	Independent Director
Andy Lin(2)	36	Independent Director
Heng Wing Chan(2)	62	Independent Director
Hai Ling	39	President
Richard Wei	46	Chief Financial Officer
Xiangdong Zhang	33	Chief Producer
Jisheng Zhu	36	Chief Technology Officer and Acting Chief Operating Officer
Thomas Yih	36	General Counsel

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

Qunzhao Tan has served as the chairman of our board of directors since May 2009, the president of Shanda Interactive since April 2008 and the chief technology officer of Shanda Interactive since July 2003. Mr. Tan has also served as a member of the board of directors of Shanda Interactive and Actoz. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology and an Executive Master of Business Administration degree from Peking University.

Tianqiao Chen has served as our director since June 2008. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive since its inception in December 1999. Mr. Chen established Shanda Networking with Mr. Danian Chen in December 1999. Mr. Chen also serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange, and Hurray! Holding Co., Ltd., which is listed on the Nasdaq Global Market. Mr. Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, one of our directors.

Danian Chen has served as our director since June 2008. Mr. Danian Chen is one of the co-founders and established Shanda Networking with Mr. Tianqiao Chen in 1999. Mr. Danian Chen has served in various capacities at Shanda Interactive, mostly recently as the chief operating officer beginning in April 2008. Mr. Chen has served as a member of the board of directors of Shanda Interactive since its inception in 1999. Mr. Danian Chen is Mr. Tianqiao Chen’s brother.

Diana Li has served as our director since May 2009 and our chief executive officer since April 2008. Ms. Li previously served in numerous capacities at Shanda Interactive, including senior executive vice president since April 2008, vice president from March 2007 to April 2008 and a director of both the project management center and the game design center from February 2005 to May 2006. Prior to joining Shanda Interactive, Ms. Li was a project director at Expedia Inc., responsible for project management and operations for Expedia in the Asia Pacific including Australia. From 1999 to 2004, Ms. Li held management positions in various product groups of Microsoft, including the Office, Windows Server and Xbox product groups. Prior to joining Microsoft, Ms. Li was a manager at Fidelity Investments in Boston from 1998 to 1999, and she was a team manager at Unifi Telecommunication Inc. from 1995 to 1998. Ms. Li has also served as a member of the board of directors of Actoz since March 2009. Ms. Li holds a bachelor’s degree in psychology from Beijing University and a master’s degree in applied statistics and operations research from Bowling Green State University in Ohio.

Lai Xing Cai has served as our director since May 2009. Mr. Cai had served as the chairman of Shanghai Industrial Investment (Holdings) Co., Ltd. from 1996 to 2008. He was formerly a Deputy Secretary of the Shanghai Municipal Government and was responsible for economic planning, finance and research. In addition, he was Deputy Director of the Shanghai Planning Committee and Pudong Development Office, and a Director of the Municipal Government’s Research Office. He has decades of experience in economics, finance and enterprise management. In 1988, in recognition of his outstanding contribution, he was accredited as a State-Class Economist. Mr. Cai is currently a member of the National Committee of the Chinese People’s Political Consultative Conference. Mr. Cai graduated from Tongji University.

Andy Lin has served as our director since May 2009. Mr. Lin currently serves as the general manager of China Universal Asset Management Co., Ltd. He previously served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the CSRC as a regulator. Mr. Lin obtained a master’s degree in economics from Fudan University and a Master of Business Administration degree from Harvard Business School.

Heng Wing Chan has served as our director since June 2009. Mr. Chan currently serves as the chief China representative of Temasek Holdings (Pte) Ltd., an investment company based in Singapore and wholly owned by the Singapore Ministry of Finance. Mr. Chan is primarily responsible for managing Temasek’s relationships with foreign governments and private enterprises. He previously worked for the Ministry of Foreign Affairs and the Ministry of Information of Singapore, including serving in Singapore’s Permanent Mission to the United Nations and as Singapore’s Ambassador to Thailand for four years. Mr. Chan also served as the press secretary to Prime Minister Goh Chok Tong before serving as Singapore’s Consul General in Hong Kong for five years, including the period of Hong Kong’s handover to China. Prior to his diplomatic career, Mr. Chan was a television producer and commentator. Mr. Chan holds a bachelor’s degree in philosophy from the University of Singapore and a post graduate degree from Columbia Graduate School of Journalism.

Hai Ling has served as our president since April 2008. Mr. Ling previously served in numerous capacities at Shanda Interactive, including senior vice president since August 2005 and vice president from August 2003 to August 2005. Prior to joining Shanda Interactive, Mr. Ling served as general manager of Powerise Technology Co. from 1997 to 2003. Mr. Ling has served as a member of the board of directors of Actoz since 2008. Mr. Ling holds a bachelor’s degree in computer science and technology from the National University of Defense Technology.

Richard Wei has served as our chief financial officer since April 2009. Prior to joining our company, Mr. Wei served as the chief financial officer of Spreadtrum Communications, a leading provider of baseband processor solutions for the wireless communications market, from January 2007 to March 2009, Silicon Motion Technology Corporation, a leading provider of flash memory controllers, from April 2005 to January 2007, KongZhong Corporation, a wireless value added service provider, from February 2003 to April 2005, ASE Test Limited, a leading independent semiconductor testing services provider, from August 2002 to February 2004 and ISE Labs Inc., a subsidiary of ASE Test Limited, from September 2000 to July 2002. Mr. Wei was a research associate at the Harvard Business School from 1993 to 1994. He also served as a systems engineer at IBM from 1985 to 1991. Mr. Wei holds a bachelor’s degree in computer science from the Massachusetts Institute of Technology and a Master of Business Administration degree from Cornell University.

Xiangdong Zhang has served as our chief producer since April 2008. Mr. Zhang previously served in numerous capacities at Shanda Interactive, including senior vice president of Shanda Interactive since June 2006, vice president from July 2005 to June 2006 and the director of its product management center from 2001 to July 2005. Prior to joining Shanda Interactive, Mr. Zhang served as the editor-in-chief of the game channel at China.com from 1999 to 2001. Mr. Zhang holds a bachelor’s degree in engineering from Dalian Institute of Light Industry.

Jisheng Zhu has served as our chief technology officer since April 2008 and our acting chief operating officer since December 2008. Mr. Zhu previously served in numerous capacities at Shanda Interactive, including vice president from July 2006 to April 2008, director of technical support center from January 2005 to June 2006 and a manager of Shanda Interactive’s network security department from May 2003 to December 2004. Prior to joining Shanda Interactive, Mr. Zhu served as the engineering service director of Kingnet Security Inc. from 2001 to 2003 and as the Director of Product Development in Eachnet.com from 2000 to 2001. Mr. Zhu holds a master’s degree in automatic control from East China University of Science and Technology.

Thomas Yih has served as our general counsel since August 2009. He previously served as the general counsel of Shanda Interactive from October 2008 to August 2009. Prior to joining Shanda Interactive, Mr. Yih was an attorney at an international law firm from September 2007 to October 2008 and senior counsel for a technology company listed on both New York Stock Exchange and Hong Kong Stock Exchange from July 2002 to September 2007. Mr. Yih holds a bachelor’s degree in political science and economics from Columbia University and a juris doctor degree from Fordham University School of Law.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is no shareholding qualification for directors.

Board Practices

Board Committees

Our board of directors has established an audit committee and a compensation committee.

Audit Committee.  Our audit committee currently consists of Lai Xing Cai, Andy Lin and Heng Wing Chan, who are our independent directors. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, or the Exchange Act. In addition, our board of directors has determined that Lai Xing Cai qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the NASDAQ Listing Rules.

Our audit committee will be responsible for, among other things:

•	selecting independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives and actions;

•	reviewing policies with respect to risk assessment and risk management;

•	reviewing our disclosure controls and procedures and internal control over financial reporting;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee.  Our current compensation committee consists of Qunzhao Tan, Tianqiao Chen and Danian Chen.

Our compensation committee will be responsible for:

•	making and reviewing recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	determining and reviewing bonuses for our officers and other employees;

•	determining and reviewing stock-based compensation for our directors, officers, employees and consultants;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website.

We are a “controlled company” as defined under Rule 5615(c)(1) of the NASDAQ Listing Rules. As a result, for so long as we remain a controlled company as defined in those rules, we are exempt from some of the requirements of Rule 5605 of the NASDAQ Listing Rules, including the requirements that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors;

•	the director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors; and

•	the compensation committee must be composed of independent directors.

Compensation of Directors and Executive Officers

In 2008, the aggregate cash compensation paid to our directors and executive officers was approximately RMB15.0 million, and options to acquire an aggregate of 18,700,000 Class A ordinary shares were granted to our directors and executive officers. No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Equity Compensation Plan

In November 2008, our board of directors and our shareholder adopted our 2008 Equity Compensation Plan to attract, motivate, reward and retain selected employees and other eligible persons, and hence to drive the success of our business. Our 2008 Equity Compensation Plan was subsequently amended in September 2009. Our Amended and Restated 2008 Equity Compensation Plan provides for the issuance of up to 44,000,000 Class A ordinary shares.

Plan Administration.  Our board of directors or one or more committees appointed by our board will administer our Amended and Restated 2008 Equity Compensation Plan. The plan will determine the provisions and the terms and conditions of our awards.

Types of Awards.  The following briefly describes the principal features of the various awards that may be granted under our Amended and Restated 2008 Equity Compensation Plan.

•	Options. Options provide for the right to purchase our Class A ordinary shares at a specified exercise price subject to vesting.

•	Share Appreciation Rights. A share appreciation right is a right to receive a payment, in cash or ordinary shares, equal to the excess of the fair market value of a specified number of our Class A ordinary shares on the date the share appreciation right is exercised over the base price as set forth in the award document. The maximum term of a share appreciation right is ten years.

•	Restricted Shares. A restricted share award is the sale of Class A ordinary shares at a price determined by our board or the committee administering our Amended and Restated 2008 Equity Compensation Plan or a grant of our Class A ordinary shares, in each case subject to restrictions on transfer and vesting terms.

•	Restricted Share Units. Restricted share units represent the right to receive our Class A ordinary shares, subject to vesting. Restricted share units will be settled upon vesting, subject to the terms of the award agreement, either by our delivery to the holder of the number of Class A ordinary shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying Class A ordinary shares.

Award Document.  Awards granted under our Amended and Restated 2008 Equity Compensation Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by our board or the committee administering our equity compensation plan in its sole discretion.

Termination of the Equity Compensation Plan.  Without further action by our board of directors, our Amended and Restated 2008 Equity Compensation Plan will terminate in November 2018. Our board of directors may amend, suspend, or terminate our Amended and Restated 2008 Equity Compensation Plan at any time; provided, however, that our board of directors must first seek the approval of the participants of our Amended and Restated 2008 Equity Compensation Plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.

The table below sets forth the option grants made to our directors and executive officers pursuant to the Amended and Restated 2008 Equity Compensation Plan as of June 30, 2009.

		Exercise Price
	Number of Class A	per Class A
	Ordinary Shares to be Issued	Ordinary	Date of	Date of
Name	Upon Exercise of Options	Share (in US$)	Grant	Expiration

Qunzhao Tan	—	—	—	—
Tianqiao Chen	—	—	—	—
Danian Chen	—	—	—	—
Diana Li	6,600,000	3.20	November 14, 2008	November 14, 2018
Lai Xing Cai	—	—	—	—
Andy Lin	—	—	—	—
Heng Wing Chan	—	—	—	—
Hai Ling	*	3.20	November 14, 2008	November 14, 2018
Richard Wei	*	3.20	April 1, 2009	April 1, 2019
Xiangdong Zhang	*	3.20	November 14, 2008	November 14, 2018
Jisheng Zhu	*	3.20	November 14, 2008	November 14, 2018
Thomas Yih	—	—	—	—

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

As of June 30, 2009, we had not issued restricted shares to any of our directors or executive officers.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time, with prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that cause material damage to us, or a conviction of a crime. An executive officer may terminate his or her employment at any time by 30-day prior written notice. Each executive officer is entitled to certain benefits upon termination, including a unpaid portion of the base salary and reimbursement for certain expenses.

PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the ADSs offered in this offering for

•	each of our directors and executive officers who beneficially own our ordinary shares;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	the selling shareholder.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 550,000,000 ordinary shares outstanding as of the date of this prospectus, including 3,740,000 Class A ordinary shares underlying stock options exercisable by such person within 60 days after the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes 126,087,000 Class A ordinary shares and 450,000,000 Class B ordinary shares outstanding immediately after the completion of this offering, including 3,740,000 Class A ordinary shares underlying stock options exercisable by such person within 60 days after the date of this prospectus.

The table below does not reflect the exercise of the underwriters’ over-allotment option to purchase up to an additional 9,456,525 ADSs from the selling shareholder.

	Ordinary Shares		Ordinary Shares		Ordinary Shares		Percentage of
	Beneficially		to be Sold by Selling		Beneficially Owned		Votes Held
	Owned Prior		Shareholder in		After this		After this
	to this Offering		this Offering		Offering		Offering
	Number	Percent	Number	Percent	Number	Percent	Percent

Directors and Executive Officers:

Qunzhao Tan	—	—	—	—	—	—	—

Tianqiao Chen	—	—	—	—	—	—	—

Danian Chen	—	—	—	—	—	—	—

Diana Li	—	—	—	—	—	*	*

Lai Xing Cai	—	—	—	—	—	—	—

Andy Lin	—	—	—	—	—	——	—

Heng Wing Chan	—	—	—	—	—	—	—

Hai Ling	—	—	—	—	—	*	*

Richard Wei	—	—	—	—	—	*	*

Xiangdong Zhang	—	—	—	—	—	*	*

Jisheng Zhu	—	—	—	—	—	*	*

Thomas Yih	—	—	—	—	—	—	—

All directors and executive officers as a group	—	—	—	—	—	*	*

	Ordinary Shares		Ordinary Shares		Ordinary Shares		Percentage of
	Beneficially		to be Sold by Selling		Beneficially Owned		Votes Held
	Owned Prior		Shareholder in		After this		After this
	to this Offering		this Offering		Offering		Offering
	Number	Percent	Number	Percent	Number	Percent	Percent

Principal and Selling Shareholder:

Shanda Interactive Entertainment Limited(1)	550,000,000	100.0%	100,000,000	18.18%	450,000,000	78.11%	97.27%

*	Less than 1%.

(1)	Consists of 550,000,000 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly-owned subsidiary of Shanda Interactive Entertainment Limited. Shanda Interactive Entertainment Limited is a publicly listed company whose ADSs trade on the Nasdaq Global Market under the symbol “SNDA”. The address of the selling shareholder is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

History of Share Capital

We were incorporated in the Cayman Islands on June 12, 2008 as a direct wholly-owned subsidiary of Shanda Interactive to be the holding company for the online game business. As of the date of this prospectus, our authorized share capital consists of 20,000,000,000 ordinary shares, par value US$0.01 per share, of such authorized ordinary shares, 16,000,000,000 are designated as Class A ordinary shares, none of which are issued and outstanding and 4,000,000,000 are designated as Class B ordinary shares, of which 550,000,000 have been issued and outstanding. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Our existing shareholder holds our Class B ordinary shares and may choose to convert its Class B ordinary shares into the same number of Class A ordinary shares at any time. See “Description of Share Capital” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

For details of our equity compensation plan, see “Management — Equity Compensation Plan”.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Upon completion of this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, Shanda Interactive will hold 78.11% of the combined total of our outstanding Class A and Class B ordinary shares, representing 97.27% of the voting rights of the combined total of our outstanding Class A and Class B ordinary shares due to the additional voting rights of the Class B ordinary shares it holds. If the underwriters exercise their over-allotment option to purchase additional ADSs in full, upon completion of this offering, Shanda Interactive will hold 74.83% of the combined total of our outstanding Class A and Class B ordinary shares, representing 96.75% of the combined total voting rights of our outstanding Class A and Class B ordinary shares. Following the completion of this offering, Shanda Interactive will continue to have the power acting alone to approve any action requiring a vote of the majority of our ordinary shares and to elect all of our directors.

Contractual Arrangements with Shanghai Shulong and Its Shareholders

To comply with PRC laws restricting foreign ownership in the online game business in China, we conduct our online game business through Shanghai Shulong, which we control through a series of contractual arrangements between our PRC subsidiaries and Shanghai Shulong and/or its shareholders, and through Shulong Computer and Nanjing Shulong, which are wholly-owned subsidiaries of Shanghai Shulong. See “Our History and Corporate Structure — Our Corporate Structure Following the Reorganization”.

Transactions and Agreements with Shanda Interactive

Prior to the reorganization, our online game business was operated by Shanda Interactive through its various subsidiaries and VIEs. Effective July 1, 2008, pursuant to the reorganization, we assumed substantially all of the assets and liabilities related to the online game business. As a result of the reorganization, we conduct the online game business through the Shulong entities.

In connection with the reorganization, we entered into agreements with Shanda Interactive with respect to various ongoing relationships between Shanda Interactive and us. Pursuant to the Amended and Restated Cooperation Agreement, we have engaged Shanda Networking, a VIE of Shanda Online, and its subsidiary, Nanjing Shanda, to be our providers of certain services, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services, for a five-year period commencing July 1, 2008. Pursuant to the Amended and Restated Sales Agency Agreement, we have engaged Shengfutong, a VIE of Shanda Online, as our sales agent for the distribution of prepaid cards, which are required to purchase virtual items or time units in our online games through the use of Shanda Networking’s integrated service platform, for a five-year period commencing July 1, 2008. See “Our Relationship with Shanda Interactive — Our Relationship with Shanda Interactive Following the Reorganization — Amended and Restated Cooperation Agreement” and “Our Relationship with Shanda Interactive — Our Relationship with Shanda Interactive Following the Reorganization — Amended and Restated Sales Agency Agreement” for more details on the terms of these agreements.

In the future, for so long as Shanda Interactive remains our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Shanda Interactive that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our board of directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Listing Rules and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unaffiliated third party. In assessing a related party transaction, the audit committee will be required to consider such factors as (i) the benefits to us of the transaction; (ii) whether such transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

In the second quarter of 2009, Shanda Interactive transferred its entire equity interest in Actoz to us in cash consideration for US$70.2 million.

Payment of Dividend

See “Dividend Policy”.

Significant Transactions with Related Parties

During the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, significant related party transactions included the following. Other than Shanda Interactive, all related parties disclosed below are under common control of Shanda Interactive.

			For the Six Months
			Ended
	For the Year Ended December 31,		June 30,
	2007	2008	2008	2009
	RMB	RMB	RMB	RMB
			(unaudited)
	(in millions)

Platform service fees paid to Shanda Computer	595.7	375.7	375.7	—
Platform service fees paid to Shanda Networking(1)	—	336.0	—	398.2
Online game licensing fees paid to Actoz, an affiliated company	158.2	—	—	—
Online game upfront licensing fees paid to Actoz	7.7	—	—	—
Sales agency fees paid to Shengfutong(1)	—	80.1	—	102.3
Promotion service fees paid to Shanghai Xuanting Entertainment Information Technology Ltd.	—	5.0	3.4	0.5
Promotion service fees paid to Hangzhou Bianfeng Networking Co., Ltd.	—	4.5	—	6.3
Online game licensing fees received from Beijing Digital Red Software Technology Co., Ltd.	6.3	0.7	0.7	—
Online game licensing fees received from Shanghai Holdfast Online Information Technology Co., Ltd.	2.0	10.5	4.3	4.3
Online game upfront fees received from Grandpro Technology Limited	—	3.4	—	4.3
Corporate general administrative expenses allocated from Shanda Interactive	37.6	31.3	19.9	11.4

(1)	The amount of platform service fees and sales agency fees payable was determined based on the Amended and Restated Cooperation Agreement and Amended and Restated Sales Agency Agreement, respectively. See “Our Relationship with Shanda Interactive — Our Relationship with Shanda Interactive Following the Reorganization — Amended and Restated Cooperation Agreement” and “Our Relationship with Shanda Interactive — Our Relationship with Shanda Interactive Following the Reorganization — Amended and Restated Sales Agency Agreement” for more details on the terms of these agreements.

As of December 31, 2007 and 2008 and June 30, 2009, outstanding amount due from related parties included the following. Other than Shanda Interactive, all related parties discussed below are under common control of Shanda Interactive.

			As of
	As of December 31,		June 30,
	2007	2008	2009
	RMB	RMB	RMB
	(in millions)

Accounts receivables due from Shengfutong(1)	—	426.4	569.8
Accounts receivables due from Shanda Interactive	—	1.4	1.4
Accounts receivables due from Shanda Holdings Limited	—	5.5	5.5
Accounts receivables due from Hangzhou Bianfeng Networking Co., Ltd.	—	—	0.6
Other receivables due from Shanda Computer	1.0	13.3	—
Other receivables due from Shanda Networking	—	16.9	—
Other receivables due from Shanda Holdings Limited	62.9	64.2	—
Other receivables due from Shanghai Holdfast Online Information Technology Co., Ltd.	0.7	1.9	3.3
Other receivables due from Grandpro Technology (Shanghai) Co., Ltd.	—	1.5	—
Other receivables due from Shanghai Shengle Networking Technology Co., Ltd.	—	4.6	4.6
Other receivables due from Shanghai Xuanting Entertainment Information Technology Co., Ltd.	0.6	*	—
Other receivables due from Hangzhou Bianfeng Networking Co., Ltd.	—	0.1	—
Other receivables due from Shanghai Shenjin Software Development Co., Ltd.	1.0	0.1	—
Other receivables due from Shanghai Shengquan Networking Technology Co., Ltd.	—	0.2	0.2
Other receivables due from Wenzhou Chuangjia Technology Co., Ltd.	1.9	—	—
Other receivables due from Shanghai Shengyue Advertisement Co., Ltd.	4.6	1.2	0.7
Other receivables due from Beijing Digital Red Software Technology Co., Ltd.	*	0.8	0.8
Other receivables due from Shanda Interactive	0.3	0.3	0.3

*	Less than 0.1.

(1)	Represents proceeds from the sale of prepaid cards pursuant to the Amended and Restated Sales Agency Agreement.

As of December 31, 2007 and 2008 and June 30, 2009, outstanding amounts due to related parties included in following. Other than Shanda Interactive, all related parties discussed below are under common control of Shanda Interactive.

			As of
	As of December 31,		June 30,
	2007	2008	2009
	RMB	RMB	RMB
	(in millions)

Accounts payable due to Shanda Computer	70.8	—	—
Accounts payable due to Shanda Networking(1)	—	72.4	69.8
Accounts payable due to Shengfutong	—	3.0	—
Accounts payable due to Hangzhou Bianfeng Networking Co., Ltd.	—	—	1.3
Other payable due to Shanda Computer	—	—	4.7
Other payable due to Shanda Networking	—	260.0	—
Other payable due to Grandpro Technology (Shanghai) Co., Ltd.	—	—	2.1
Other payable due to Shanghai Shengpin Network Technology Development Co., Ltd.	3.9	—	—
Other payable due to Shanghai Shengbi Information Technology Co., Ltd.	—	—	1.1
Other payable due to Shanda Holdings Limited	—	1.3	1.3
Other payable due to Shanghai Xuanting Entertainment Information Technology Co., Ltd.	—	0.2	*
Other payable due to Beijing Kun’an Information Technology Co., Ltd.	—	*	0.4
Other payable due to Chengdu Jisheng Technology Co., Ltd.	—	*	0.5
Other payable due to Shanghai Holdfast Online Information Technology Co., Ltd.	—	—	0.1
Other payables due to Shanghai Shengyue Advertisement Co., Ltd.	—	0.1	—
Other payable due to Hangzhou Bianfeng Networking Co., Ltd.	—	0.5	—
Other payable due to Shanda Interactive	—	0.4	0.4

*	Less than 0.1.

(1)	Represents platform service fees payable to Shanda Networking pursuant to the Amended and Restated Cooperation Agreement.

All amounts due from and to related parties are unsecured and payable at call. See Note 18 to our consolidated financial statements included elsewhere in this prospectus for additional details on our related party transactions.

Other Transactions with Certain Directors and Affiliates

See “Management — Compensation of Directors and Executive Officers”.

Employment Agreements

See “Management — Employment Agreements”.

Share Incentive Plan

See “Management — Equity Compensation Plan”.

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 20,000,000,000 ordinary shares, par value US$0.01 per share. Our amended and restated memorandum and articles of association provides for a dual-class ordinary share structure, with the 20,000,000,000 ordinary shares divided into: (i) 16,000,000,000 Class A ordinary shares, par value US$0.01 per share, and (ii) 4,000,000,000 Class B ordinary shares, par value US$0.01 per share. As of the date of this prospectus, there are 550,000,000 Class B ordinary shares issued and outstanding.

We were incorporated as an exempted company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law, on June 12, 2008. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including the filing of an annual return of its shareholders with the Registrar of Companies;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

The following summarizes the material terms of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read the form of our amended and restated memorandum and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in accordance with the provisions of the deposit agreement in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares — Voting Rights”.

Meetings

Subject to the Company’s regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than five days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by (i) the chairman of our board of directors, (ii) a majority of our board of directors or (iii) a requisition of shareholders holding at the date of requisition not less than 25% of the voting rights represented by the then issued shares and may not be called by any other person.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and (ii) in the case of any other meeting, by our shareholders together holding not less than 75% of the voting rights represented by the issued voting shares giving that right.

One or more shareholders present in person or by proxy that represent not less than 50% of the voting rights represented by the issued voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “— Modification of Rights” below.

Our amended and restated articles of association do not allow our shareholders to approve matters to be determined at shareholders meetings by way of written resolutions without a meeting.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote on a show of hands, and on a poll (i) every shareholder holding Class A ordinary shares present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid Class A ordinary share of which such shareholder is the holder and (ii) every shareholder holding Class B ordinary shares present in person or by proxy (or in the case of a shareholder being a corporation, by its duly appointed representative) shall have ten votes for each fully paid Class B ordinary share of which such shareholder is the holder.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house (or its nominee(s)), being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of the Company, it is not a concept that is accepted as a common practice in the Cayman Islands, and the Company has made no provisions in its amended and restated articles of association to allow cumulative voting for such elections.

Conversion Rights Attaching to the Shares

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible under any circumstances.

Difference Between Class A and Class B Ordinary Shares

The difference between the Class A ordinary shares and Class B ordinary shares are the special voting and conversion rights attached to the Class B ordinary shares as disclosed above.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands, which court may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up. Where any such petition has been presented by our shareholders, the Grand Court is permitted to make alternative orders to a winding-up order including orders regulating the conduct of our affairs in the future, requiring us to refrain from doing an act complained of by the petitioner or for the purchase of our shares by us or another shareholder.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (iii) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders meeting.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified, abrogated or, with the sanction of a special resolution, passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under the share incentive plan for employees upon which a restriction on transfer imposed thereby still subsists, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the NASDAQ Global Select Market or in an other form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as NASDAQ Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the NASDAQ Global Select Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the NASDAQ Global Select Market, the U.S. Securities and Exchange Commission, or the SEC, or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (ii) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our directors may also resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the NASDAQ Global Select Market has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements.  Under the laws of the Cayman Islands, two or more companies may merge or consolidate in accordance with the recently introduced Section 251B of the Companies Law. A merger means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such constituent companies as the surviving company, and a consolidation means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such constituent companies in the new consolidated company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by each constituent company by either (i) a shareholder resolution by majority in number representing seventy-five per cent (75%) in value of the shareholders voting together as one class, or (ii) if the shares to be issued to each shareholder in the consolidated or surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class. In either case, a shareholder shall have the right to vote regardless of whether the shares that he holds otherwise give him voting rights. The consent of each holder of a fixed or floating security interest of a constituent company in a proposed merger or consolidation must also be obtained.

For a director who has a financial interest in the plan of merger or consolidation, he should declare the nature of his interest at the board meeting where the plan was considered. Following such declaration, subject to any separate requirement for Audit Committee approval under the applicable law or any applicable requirements imposed from time to time by the NASDAQ Global Select Market, the SEC, or by any other recognized stock exchange on which the securities are listed, and unless disqualified by the chairman of the relevant board meeting, he may vote on the plan of merger or consolidation.

A shareholder resolution is not required if a Cayman Islands incorporated parent company is seeking to merge with one or more of its Cayman Islands incorporated subsidiary companies (i.e., companies where at least ninety per cent (90%) of the issued shares of which (of one or more classes) that are entitled to vote are owned by the parent company). In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, or money or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors, authorized by a resolution of the shareholders and the holders of fixed or floating security interest have given their consent, the plan of merger or consolidation is executed by each company and filed, together with certain ancillary documents, with the Registrar of Companies in the Cayman Islands.

A shareholder may dissent from a merger or consolidation. A shareholder properly exercising his dissent rights is entitled to payment in cash of the fair value of his shares. Such dissent rights are unavailable in respect of shares subject to a plan of merger or consolidation for which (i) an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent and (ii) in certain other situations.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection. Such shareholders then have 20 days to give to the company their written election in the form specified by the Companies Law to dissent from the merger or consolidation.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then within 20 days thereafter, the company shall or any dissenting shareholder may file a petition with the Grand Court for a determination of the fair value of the shares of all dissenting shareholders. At the petition hearing, the Grand Court shall determine the fair value of the shares of such dissenting shareholders as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

Shareholders’ Suits.  In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority”.

Corporate Governance.  Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the NASDAQ Global Select Market or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Board of Directors

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time pursuant to an ordinary resolution of our shareholders but must consist of not less than two directors. There is no maximum number of directors unless otherwise determined by our shareholders in general meeting. Any director on our board may be removed by way of an ordinary resolution of our shareholders or by the consent of a majority of the directors then in office. Any vacancies or additions to the existing board of directors can be filled by way of an ordinary resolution of our shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a simple majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Any director appointed by our board of directors to fill a casual vacancy shall hold office until the first general meeting of shareholders after his appointment and be subject to re-election at such meeting. Any director appointed by our board of directors as an addition to the existing board shall hold office until our next following annual general meeting and shall be eligible for re-election. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors. There is no requirement under Cayman Islands law or our amended and restated articles of association that a majority of our directors be independent.

Meetings of our board of directors may be convened at any time deemed necessary by the secretary on request of a director or by any director. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if at least two of the members of our board of directors are present or represented. At any meeting of our directors, each director, be it by such director’s presence or by such director’s alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have an additional or casting vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Committees of the Board of Directors

Pursuant to our amended and restated articles of association, our board of directors has established an audit committee and a compensation committee.

Issuance of Additional Ordinary Shares or Preferred Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred shares may dilute the voting rights of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in the Offering. Each ADS will represent an ownership interest in two ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (to the extent such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by us or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. In the case of certificated ADSs, delivery will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which shall be as close as practicable to the corresponding record dates set with respect to the underlying shares) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified by it. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. If the depositary does not receive your voting instructions in the specified manner on a timely basis, you will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us and the depositary will endeavor, insofar as practicable, to give a discretionary proxy to such designated person, provided that no such discretionary proxy shall be provided (i) with respect to any matter as to which we inform the depositary that (x) we do not wish such proxy to be given, (y) substantial opposition exists with respect to any agenda item for which the proxy would be given or (z) materially affects the rights of holders of shares and (ii) unless, with respect to such meeting, the depositary has been provided with an opinion from our counsel in form and substance satisfactory to the depositary. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, the depositary will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement, other than cash dividends for which there is no fee;

•	a fee of US$0.02 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	reimbursement of such fees, charges and expenses incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs, in each case, on the books of the depositary;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of ADSs or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issuance, registration, registration of transfer, split-up, combination or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including, without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary or when reasonably requested by us in order to comply with applicable law provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China (including the Hong Kong Special Administrative Region) or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay or shall cause any of us or them to be subject to any civil or criminal penalty in connection with any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation, laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise so long as such acts or omissions are not caused as a direct result of the depositary’s gross negligence or willful misconduct. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither we nor the depositary nor any of our other respective agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary or when reasonably requested by us in order to comply with applicable law.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (a “pre-release”). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to 30% of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to a pre-release, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 63,043,500 ADSs representing 21.89% of the combined total of our outstanding Class A and Class B ordinary shares. All of the ADSs sold in this offering and the Class A ordinary shares they represent will be freely transferable by persons other than our affiliates without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or ADSs, and while we have applied to have the ADSs approved for listing on the NASDAQ Global Select Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the underwriters:

•	any of our ordinary shares or depositary shares representing our ordinary shares;

•	any shares of our subsidiaries or controlled affiliates or depositary shares representing those shares; or

•	any securities that are substantially similar to the ordinary shares or depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or depositary shares referred to above;

other than pursuant to (i) the Amended and Restated 2008 Equity Compensation Plan, and (ii) a transfer by us to our affiliate, provided that such transfer is not a disposition for value and that such affiliate agrees to be bound in writing by the restrictions set forth in the lock-up agreement to which we are subject.

In addition, we have agreed to cause each of our subsidiaries and controlled affiliates not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriters, any of the securities referred to above, except for a transfer by it to its affiliate, provided that such transfer is not a disposition for value and that such affiliate agrees to be bound in writing by the restriction set forth in the lock-up agreement to which we are subject.

Furthermore, each of our directors and executive officers and our existing shareholder, which is also the selling shareholder, have also entered into a similar lock-up agreement for a period of 180 days from the date of our initial public offering prospectus, subject to certain exceptions, with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding three paragraphs will be automatically extended under certain circumstances. See “Underwriting”. These restrictions do not apply to (i) the 63,043,500 ADSs and our Class A ordinary shares underlying such ADSs being offered in this offering and (ii) up to 9,456,525 additional ADSs and our Class A ordinary shares underlying such ADSs that may be purchased by the underwriters if they exercise their over-allotment option to purchase additional ADSs.

We are not aware of any plans by our existing shareholder to dispose of significant numbers of our ADSs or ordinary shares. We cannot assure you, however, that our existing shareholder or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares will not dispose of significant numbers of our ADSs or ordinary shares. No prediction can be made as to the effect, if any, that future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

Rule 144

In general, under Rule 144, a person or entity that has beneficially owned our ordinary shares, in the form of ADSs or otherwise, for at least six months and is not our affiliate will be entitled to sell our ordinary shares, including ADSs, subject only to the availability of current public information about us, and will be entitled to sell shares held for at least one year without restriction. A person or entity that is our affiliate (for so long as we are controlled by Shanda Interactive, our affiliates will include Shanda Interactive and its subsidiaries which it controls, and our directors and executive officers) and has beneficially owned our ordinary shares for at least six months, will be able to sell, within a rolling three-month period, the number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise; and

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, on the NASDAQ Global Select Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

TAXATION

The following sets forth the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it is the opinion of Jade & Fountain PRC Lawyers, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Davis Polk & Wardwell LLP, our U.S. counsel, as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in the ADSs.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Shanda Games (HK), our equity interest in Shengqu, our subsidiary in the PRC. Our business operations are principally conducted through the Shulong entities. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5.0% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As Shanda Games (HK) is a Hong Kong company and owns 100% of each of our PRC subsidiaries, under the aforesaid arrangement, any dividends that any of our PRC subsidiaries pays Shanda Games (HK) will likely be subject to a withholding tax at the rate of 5% if Shanda Games (HK) and we are not considered to be PRC tax resident enterprises as described below. See “Risk Factors — Risks Relating to the People’s Republic of China — There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities”.

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team, as well as the management team of Shanda Games (HK), are located in China. If we or Shanda Games (HK) are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25.0%.

PRC taxation of our overseas shareholders

The implementation rules of the New EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we or Shanda Games (HK) are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at the rate up to 10.0%. See “Risk Factors — Risks Relating to Our ADSs and This Offering — We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax”.

United States Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire Class A ordinary shares or ADSs. This discussion applies only to a U.S. Holder that holds Class A ordinary shares or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as, but not limited to:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Class A ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Class A ordinary shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ordinary shares or ADSs representing ten percent or more of our voting stock; or

•	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class A ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares or ADSs, and partners in such partnerships, should consult their tax advisers as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of the Class A ordinary shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who is a beneficial owner of Class A ordinary shares or ADSs and is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A ordinary shares or ADSs in their particular circumstances.

Taxation of Distributions.  Subject to the passive foreign investment company rules described below, distributions paid on our Class A ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, may be taxable at reduced rates up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NASDAQ, where our ADSs are expected to be listed. U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive in respect of our Class A ordinary shares or ADSs and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

As described in “Taxation — PRC Taxation — PRC taxation of our overseas shareholders,” if we were deemed to be a tax resident enterprise under PRC tax law, dividends paid with respect to our Class A ordinary shares or ADSs might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations (including, among other things, a specified minimum holding period for the Class A ordinary shares or ADSs during which a U.S. Holder is not protected from risk of loss), and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the Depositary’s receipt, of the dividend.

Sale or Other Disposition of Ordinary Shares or ADSs.  Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the relevant Class A ordinary shares or ADSs and the amount realized on the disposition. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

As described in “Taxation — PRC Taxation — PRC taxation of our overseas shareholders,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our Class A ordinary shares or ADSs may be subject to PRC withholding tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. A U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and the creditability of any PRC withholding tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules.  Although it is not clear how the contractual arrangements between us and our PRC operating companies will be treated for purposes of the PFIC rules, based on the projected composition of our income and assets and the value of our assets, including goodwill, which is based, in part, on the expected price of our ADSs in the offering, we do not expect to be a PFIC for 2009. However, because the determination of whether a company is a PFIC is made annually after the end of each taxable year and our expectation as to our PFIC status is based on factors which may change, we cannot assure you that we will not be a PFIC for the current or any future taxable year.

In general, a foreign corporation is a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. If a corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning its proportionate share of the 25%-owned subsidiary’s assets and receiving its proportionate share of the 25%-owned subsidiary’s income.

If we were a PFIC for any taxable year and any of our subsidiaries or other entities in which we own equity interests were also a PFIC (“Lower-tier PFICs”), U.S. Holders would be deemed to own their proportionate share of the Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

It is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or the value of our assets. The value of our assets may depend on the market value of our equity, which may fluctuate considerably given that the market prices of Internet and online game companies historically have been volatile. If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares or ADSs, the U.S. Holder would be subject to special tax rules discussed below.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class A ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A ordinary shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares or ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on Class A ordinary shares or ADSs exceeds 125% of the average of the annual distributions on such shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class A ordinary shares or ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A ordinary shares or ADSs, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ is a qualified exchange for this purpose.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Class A ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the Class A ordinary shares or ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available would result in tax treatment different from the general tax treatment for PFICs described above (which alternative tax treatment could, in certain circumstances, mitigate the adverse tax consequences of holding shares in a PFIC).

If we were a PFIC for any year during which a U.S. Holder held our Class A ordinary shares or ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder held the Class A ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A ordinary shares or ADSs during any year in which we are a PFIC, the U.S. Holder generally must file an IRS Form 8621 with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding.  Payments of dividends with respect to our Class A ordinary shares or ADSs and sales proceeds from the sale, exchange or redemption of our Class A ordinary shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability, if any, and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

This global offering of our ADSs consists of a U.S. offering and an international offering. Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities Inc. are acting as the joint bookrunners of this global offering. We, the selling shareholder, Shanda Interactive, and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities Inc. are acting as the U.S. representatives of the U.S. underwriters named below, and Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities Ltd. are acting as the international representatives of the international underwriters named below. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, J.P. Morgan Securities Inc.’s address is 383 Madison Avenue, Floor 4, New York, New York 10179, and J.P. Morgan Securities Ltd.’s address is 125 London Wall, London, EC2Y 5AJ, United Kingdom.

Number of
U.S. Underwriters	ADSs

Goldman Sachs (Asia) L.L.C.
J.P. Morgan Securities Inc.
Nomura International (Hong Kong) Limited
Oppenheimer & Co. Inc.
Susquehanna Financial Group, LLLP

Total

Number of
International Underwriters	ADSs

Goldman Sachs (Asia) L.L.C.
J.P. Morgan Securities Ltd.
Nomura International (Hong Kong) Limited
Oppenheimer & Co. Inc.
Guotai Junan Securities (Hong Kong) Ltd.

Total

The U.S. underwriters and the international underwriters are referred to collectively as the underwriters, and the U.S. representatives and the international representatives are referred to collectively as the representatives.

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 9,456,525 ADSs from the selling shareholder to cover such sales. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase a total of 9,456,525 additional ADSs.

Paid by Us	No Exercise	Full Exercise

Per ADS	US$	US$
Total	US$	US$

Paid by the Selling Shareholder	No Exercise	Full Exercise

Per ADS	US$	US$
Total	US$	US$

Total underwriting discounts and commissions to be paid to the underwriters represent     % of the total amount of the offering.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$      per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$      per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Total expenses for this offering are estimated to be approximately US$4.7 million, including SEC registration fees of US$45,338, the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.), or FINRA, filing fees of US$75,500, NASDAQ Global Select Market listing fee of US$150,000, printing expenses of approximately US$500,000, legal fees and expenses of approximately US$2.6 million, accounting fees and expenses of approximately US$1.2 million (of which US$0.9 million has already been expensed by us), roadshow costs and expenses of approximately US$100,000 and travel and other out-of-pocket expenses of approximately US$50,000. All amounts are estimated except for the fees relating to SEC registration, FINRA filing and NASDAQ Global Select Market listing.

The underwriters have agreed to reimburse us for an estimated US$3.3 million of expenses in connection with the offering.

We and the selling shareholder have agreed with the underwriters not to, without the prior consent of the representatives, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) our ordinary shares and depositary shares representing our ordinary shares; (2) shares of our subsidiaries and controlled affiliates and depositary shares representing those shares; and (3) securities that are substantially similar to such shares or depositary shares. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, the selling shareholder and each of our directors and executive officers have entered into a similar 180-day lock-up agreement with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. The restrictions of our lock-up agreement do not apply to the issuance of securities pursuant to our employee stock option plans outstanding on the date of this prospectus of which the underwriters have been advised in writing and is described in “Shares Eligible for Future Sale” of this prospectus.

The 180-day lock-up period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we release earnings results or announce material news or a material event; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in each case until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or event, as applicable.

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, the consideration of the above factors in relation to market valuation of companies in related businesses and, to some extent, the market price of ADSs of Shanda Interactive as traded on the NASDAQ Global Select Market.

An application has been made to list our ADSs on the NASDAQ Global Select Market under the symbol “GAME”.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the selling shareholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations and may be discontinued at any time. These transactions may be effected on the NASDAQ Global Select Market in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, ADSs, debentures and units of ADSs and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

It is expected that a public offering without a listing of the ADSs will be made in Japan, for which Nomura Securities Co., Ltd. will act as the sole bookrunner. Under the agreement among underwriters, each international underwriter has represented and agreed that it has not offered or sold, and will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except in accordance with the terms and conditions of the public offering without a listing of the ADSs in Japan, as stated in the securities registration statement filed on September 4, 2009, as amended, with the Japanese authority under, or pursuant to any exemption from the registration requirements of, the Financial Instruments and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporations or other entities organized under the laws of Japan.

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. Certain underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Some of the underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co. Nomura International (Hong Kong) Limited is expected to make offers and sales in the United States through its selling agent, Nomura Securities International, Inc.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Shanda Games currently anticipates that it will undertake a directed share program pursuant to which it will direct the underwriters to reserve up to 870,000 ADSs for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of ADSs available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved ADSs. Any ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Some of the underwriters and their affiliates may in the future provide investment banking and other services to us, our officers or our directors for which they will receive customary fees and commissions.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Davis Polk & Wardwell LLP. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to legal matters of United States Federal and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Jade & Fountain PRC Lawyers and for the underwriters by Commerce and Finance Law Offices.

EXPERTS

The consolidated financial statements as of December 31, 2007, 2008 and June 30, 2009, and for each of the two years in the period ended December 31, 2008 and for the six months ended June 30, 2009, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is located at 11th Floor, PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 and a registration statement on Form F-6, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs offered by this prospectus, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

We will furnish to JPMorgan Chase Bank, N.A., as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus. Reports and information statements and other information about us may also be inspected at the NASDAQ Global Select Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2007 and 2008 and the six months ended June 30, 2008 (Unaudited) and 2009	F-3
Consolidated Balance Sheets as of December 31, 2007 and 2008 and as of June 30, 2009	F-4
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2007 and 2008 and the six months ended June 30, 2009	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007 and 2008 and the six months ended June 30, 2008 (Unaudited) and 2009	F-6
Notes to the Consolidated Financial Statements for the Years Ended December 31, 2007 and 2008 and the six months ended June 30, 2008 (Unaudited) and 2009	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Shanda Games Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Shanda Games Limited (the “Company”), its subsidiaries and variable interest entities as of December 31, 2007 and 2008 and June 30, 2009 and the results of their operations and their cash flows for each of the two years ended December 31, 2008 and the six months ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
August 7, 2009

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts expressed in thousands, except share and per share data and where otherwise stated)

		For the Years Ended December 31		For the Six Months Ended June 30
	Notes	2007	2008	2008	2009	2009
		RMB	RMB	RMB	RMB	US$
				(unaudited)		(Note 2(5))

Net revenues:	2(18)
Online MMORPG revenues		2,016,111	2,987,823	1,335,067	2,026,053	296,632
Online advanced casual game revenues		280,356	358,891	187,059	159,797	23,396
Other revenues		26,331	30,042	17,859	12,690	1,858

Total net revenues		2,322,798	3,376,756	1,539,985	2,198,540	321,886

Cost of revenues
Third parties	2(21)	(491,995)	(768,241)	(367,564)	(476,130)	(69,710)
Related parties	2(21),18	(769,145)	(721,119)	(379,079)	(405,022)	(59,299)

Total cost of revenues		(1,261,140)	(1,489,360)	(746,643)	(881,152)	(129,009)

Gross profit		1,061,658	1,887,396	793,342	1,317,388	192,877

Operating expenses:
Product development	2(23)	(136,355)	(238,786)	(112,853)	(151,882)	(22,236)
Sales and marketing
Third parties	2(24)	(125,426)	(124,484)	(58,406)	(79,100)	(11,581)
Related parties	2(24),18	—	(80,057)	—	(102,318)	(14,980)
General and administrative	2(22)	(175,177)	(287,224)	(137,911)	(152,488)	(22,326)

Total operating expenses		(436,958)	(730,551)	(309,170)	(485,788)	(71,123)

Income from operations		624,700	1,156,845	484,172	831,600	121,754
Interest income		26,224	33,436	21,466	11,469	1,679
Investment income		32	—	—	214	31
Other income (expense), net	5	28,711	6,118	(16,150)	38,039	5,569

Income before income tax expenses and, equity in earning (loss) of affiliated companies		679,667	1,196,399	489,488	881,322	129,033
Income tax expenses	6	(67,072)	(249,909)	(101,558)	(190,732)	(27,925)
Equity in earning (loss) of affiliated companies	10	(13,554)	918	(231)	(10,235)	(1,498)
Net income		599,041	947,408	387,699	680,355	99,610
Less: Net income attributable to non-controlling interest		(7,141)	(11,924)	(4,859)	(9,140)	(1,338)

Net income attributable to Shanda Games Limited		591,900	935,484	382,840	671,215	98,272

Net income		599,041	947,408	387,699	680,355	99,610
Other comprehensive income:
Unrealized gain of marketable securities		—	—	—	4,948	724
Currency translation adjustments of the company		—	—	—	(2,009)	(294)
Currency translation adjustments of an affiliated company/a subsidiary	2(4)	(26,374)	(144,702)	(69,773)	3,608	528

Comprehensive income		572,667	802,706	317,926	686,902	100,568
Comprehensive income attributable to non-controlling interest		4,755	60,282	29,958	(10,839)	(1,587)
Comprehensive income attributable to Shanda Games Limited		577,422	862,988	347,884	676,063	98,981

Earnings per ordinary share	2(30),7
Basic		1.08	1.70	0.70	1.22	0.18

Diluted		1.08	1.70	0.70	1.22	0.18

Weighted average ordinary shares used in per share calculation	7
Basic		550,000,000	550,000,000	550,000,000	550,000,000	550,000,000

Diluted		550,000,000	550,000,000	550,000,000	550,084,738	550,084,738

Share-based compensation included in:	2(25),16
Cost of revenue		(266)	(858)	(560)	(571)	(84)
Product development		(842)	(1,866)	(1,400)	(965)	(141)
Sales and marketing		—	(1,001)	(608)	(424)	(62)
General and administrative		(16,387)	(17,065)	(8,310)	(16,526)	(2,420)

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands, except share and per share data)

		December 31,	December 31,	June 30,	June 30,
	Notes	2007	2008	2009	2009
		RMB	RMB	RMB	US$
					(Note 2(5))

ASSETS
Current assets:
Cash and cash equivalents	2(6),8	393,562	628,891	799,614	117,070
Short-term investments	2(7)	261,121	234,578	279,865	40,975
Marketable Securities	2(8)	—	2,830	7,778	1,139
Accounts receivable, net of allowance for doubtful accounts	2(9),9	12,714	7,285	9,512	1,393
Accounts receivable due from related parties	18	—	433,303	577,320	84,525
Deferred licensing fees and related costs	2(20)	43,474	51,310	80,841	11,836
Prepayments and other current assets		55,599	48,829	64,228	9,404
Other receivables due from related parties	18	73,031	105,269	9,973	1,460
Deferred tax assets	6	64,859	70,398	93,947	13,755

Total current assets		904,360	1,582,693	1,923,078	281,557

Investment in affiliated companies	2(10),10	5,000	23,521	31,749	4,648
Property and equipment	2(11),11	205,257	92,985	130,299	19,075
Intangible assets	2(12),12	230,573	409,010	460,676	67,447
Goodwill	2(13),13	116,543	116,543	116,543	17,063
Long-term rental deposits		56,330	50,423	59,121	8,656
Long-term prepayments	2(14)	11,130	—	—	—
Other long term assets	2(15)	245,100	134,210	115,157	16,860
Non-current deferred tax assets	6	83,055	34,727	19,815	2,901

Total assets		1,857,348	2,444,112	2,856,438	418,207

LIABILITIES
Current liabilities:
Accounts payable		16,255	19,773	42,525	6,226
Accounts payable due to related parties	18	70,798	75,414	71,067	10,405
Licensing fees payable		88,549	203,156	317,430	46,474
Taxes payable		98,155	87,980	175,801	25,739
Deferred revenue	2(19)	226,612	329,688	442,395	64,770
Other payables and accruals	14	95,163	155,363	197,747	28,952
Other payables due to related parties	18	3,928	262,673	10,652	1,560
Deferred tax liabilities	6	7,414	43,906	6,954	1,018
Dividend payable	2(29)	—	—	533,571	78,119

Total current liabilities		606,874	1,177,953	1,798,142	263,263

Non-current deferred tax liabilities	6	34,056	28,520	25,068	3,670
Non-current deferred revenue	2(19)	—	1,724	3,436	503

Total liabilities		640,930	1,208,197	1,826,646	267,436

Commitments and Contingencies	21	—	—	—	—
Equity
Ordinary shares (US$0.01 par value, 20,000,000,000 shares authorized, 550,000,000 issued and outstanding as of December 31, 2007 and 2008 and June 30, 2009)	15	40,193	40,193	40,193	5,885
Additional paid-in capital		741,605	477,250	63,835	9,346
Statutory reserves	2(28)	110,341	113,869	127,034	18,599
Accumulated other comprehensive loss		(14,478)	(86,974)	(82,126)	(12,024)
Retained earnings		123,508	552,644	716,766	104,941

Total Shanda Games Limited shareholder’s equity		1,001,169	1,096,982	865,702	126,747
Non-controlling interest		215,249	138,933	164,090	24,024
Total equity		1,216,418	1,235,915	1,029,792	150,771

Total liabilities and equity		1,857,348	2,444,112	2,856,438	418,207

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts expressed in thousands, except share and per share data)

							Total
	Ordinary Shares						Shanda
	(US$0.01 Par Value)		Additional				Games Limited
	Number	Par	Paid-in	Statutory	Accumulated Other	Retained	Shareholder’s	Non-controlling	Total
	of Shares	Value	Capital	Reserves	Comprehensive Loss	Earnings	Equity	Interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007	550,000,000	40,193	288,662	110,341	—	1,222,414	1,661,610	—	1,661,610
Contribution from Shanda (Note 15)	—	—	400,298	—	—	—	400,298	—	400,298
Non-controlling interest arising from business combination	—	—	—	—	—	—	—	217,659	217,659
Corporate expense allocation (Note 2(1))	—	—	37,592	—	—	—	37,592	—	37,592
Share-based compensation (Note 16)	—	—	15,053	—	—	—	15,053	2,345	17,398
Cumulative currency translation adjustments of an affiliated company/a subsidiary	—	—	—	—	(14,478)	—	(14,478)	(11,896)	(26,374)
Distribution to Shanda	—	—	—	—	—	(1,690,806)	(1,690,806)	—	(1,690,806)
Net income	—	—	—	—	—	591,900	591,900	7,141	599,041

Balance as of December 31, 2007	550,000,000	40,193	741,605	110,341	(14,478)	123,508	1,001,169	215,249	1,216,418

Contribution from Shanda (Note 15)	—	—	21,917	—	—	—	21,917	(11,127)	10,790
Corporate expense allocation (Note 2(1))	—	—	31,346	—	—	—	31,346	—	31,346
Share-based compensation (Note 16)	—	—	18,464	—	—	—	18,464	4,008	22,472
Cumulative currency translation adjustments of a subsidiary	—	—	—	—	(72,496)	—	(72,496)	(72,206)	(144,702)
Repurchase of own shares by a subsidiary	—	—	(8,951)		—	—	(8,951)	(8,915)	(17,866)
Appropriations to statutory reserves	—	—		3,528	—	(3,528)	—	—	—
Distribution to Shanda	—	—	(327,131)	—	—	(502,820)	(829,951)	—	(829,951)
Net income	—	—	—	—	—	935,484	935,484	11,924	947,408

Balance as of December 31, 2008	550,000,000	40,193	477,250	113,869	(86,974)	552,644	1,096,982	138,933	1,235,915

Corporate expense allocation (Note 2(1))	—	—	11,424	—	—	—	11,424	—	11,424
Share-based compensation (Note 16)	—	—	8,842	—	—	—	8,842	9,644	18,486
Exercise of share option of a foreign subsidiary	—	—	779	—	—	—	779	4,674	5,453
Cumulative currency translation adjustments of the Company					(2,009)		(2,009)		(2,009)
Cumulative currency translation adjustments of a subsidiary	—	—	—	—	1,909	—	1,909	1,699	3,608
Unrealized gain of marketable securities	—	—	—	—	4,948	—	4,948	—	4,948
Appropriations to statutory reserves	—	—	—	13,165	—	(13,165)	—	—	—
Distribution to Shanda	—	—	(434,460)	—	—	(493,928)	(928,388)	—	(928,388)
Net income	—	—	—	—	—	671,215	671,215	9,140	680,355

Balance as of June 30, 2009	550,000,000	40,193	63,835	127,034	(82,126)	716,766	865,702	164,090	1,029,792

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands)

	For the Years Ended December 31		For the Six Months Ended June 30
	2007	2008	2008	2009	2009
	RMB	RMB	RMB	RMB	US$
			(unaudited)		(Note 2(5))

Cash flows from operating activities:
Net income	599,041	947,408	387,699	680,355	99,610
Adjustments for:
Share-based compensation expenses	17,495	20,790	10,878	18,486	2,707
Corporate expenses allocated from Shanda	37,592	31,346	19,888	11,424	1,673
Depreciation of property and equipment	60,979	52,339	30,101	24,999	3,660
Amortization of intangible assets	74,407	104,897	51,835	63,972	9,366
Amortization of land use right	208	113	113	—	—
Intangible assets impairment	20,095	—	—	—	—
Provision/(reversal) for losses on receivables	(776)	10,426	8,733	1,593	233
Loss from disposal of fixed assets	4,525	84	(90)	600	88
Investment income	(32)	—	—	(214)	(31)
Write off purchased in-process research and development	3,073	—	—	—	—
Foreign exchange (gain) loss	2,591	(5,159)	2,167	(434)	(64)
Deferred taxes	(37,304)	(20)	(46,456)	(50,662)	(7,417)
Equity in loss/(earnings) of affiliated companies	13,554	(918)	231	10,235	1,498
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	29,187	(37,016)	(5,566)	(3,890)	(570)
Receivables due from related parties	(29,617)	(233,748)	(29,546)	(48,720)	(7,133)
Deferred licensing fees and related costs	(19,976)	(19,762)	2,786	(29,556)	(4,327)
Prepayments and other current assets	21,940	(11,896)	3,681	(15,598)	(2,284)
Upfront licensing fee paid in intangible assets	(41,300)	(31,353)	(1,926)	(69,752)	(10,212)
Prepayment for upfront license fee in other long term assets	(232,450)	(44,179)	(28,256)	(20,304)	(2,973)
Other long-term deposits	561	(12,919)	(3,330)	(9,198)	(1,347)
Accounts payable	(863)	18,309	5,321	7,460	1,092
Licensing fees payable	24,922	60,146	(310)	115,617	16,927
Taxes payable	(20,688)	48,173	45,566	88,301	12,928
Deferred revenue	100,376	111,242	21,665	114,932	16,827
License fee payable to a related party	(46,090)	—	—	—	—
Payables due to related parties	70,806	32,299	49,828	3,632	532
Other payables and accruals	20,404	103,888	43,741	42,054	6,158

Net cash provided by operating activities	672,660	1,144,490	568,753	935,332	136,941

Cash flows from investing activities:
Increase in restricted cash	—	—	—	(702,075)	(102,790)
Payment for the transfer of equity interest in a subsidiary from Shanda	—	—	—	(479,661)	(70,226)
Proceeds from income of marketable securities	—	—	—	214	31
Proceeds from disposal of short-term investments	—	52,599	—	—	—
Purchase of marketable securities		(2,830)	—	—	—
Increase of short-term investments	(86,697)	(99,297)	(99,297)	(47,140)	(6,902)
(Increase)/decrease in loan receivable	(12,000)	(14,006)	(3,006)	18	3
Purchase of property and equipment	(82,704)	(46,989)	(22,146)	(49,974)	(7,317)
Proceeds from disposal of fixed assets	1,055	2,338	328	1,459	214
Purchase of intangible assets	(2,476)	(11,947)	(8,734)	(4,200)	(615)
Cash received upon consolidation of a subsidiary contributed by Shanda	112,227	—	—	—	—
Acquisition of a subsidiary, net of cash acquired	(56,540)	—	—	—	—
Repurchase of own shares by a subsidiary	—	(17,866)	—	—	—
Prepayment for investment in subsidiaries	—	—	(100)	—	—
Investment in affiliated companies	(5,000)	(6,193)	(538)	(18,432)	(2,699)

Net cash used in investing activities	(132,135)	(144,191)	(133,493)	(1,299,791)	(190,301)

Cash flows from financing activities:
Proceeds from a loan borrowed	—	—	—	702,075	102,790
Proceeds from issuance of common stock under stock option plan of a subsidiary	—	—	—	5,452	798
Net distribution to Shanda	(375,981)	(748,271)	(232,411)	(175,154)	(25,644)

Net cash (used in) provided by financing activities	(375,981)	(748,271)	(232,411)	532,373	77,944

Effect of exchange rate changes on cash	(7,099)	(16,699)	(7,392)	2,809	411
Net increase in cash and cash equivalents	157,445	235,329	195,457	170,723	24,995
Cash, beginning of the year/period	236,117	393,562	393,562	628,891	92,075

Cash, end of the year/period	393,562	628,891	589,019	799,614	117,070

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	101,462	232,669	84,240	165,829	24,279

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009
(Amounts expressed in thousands unless otherwise stated)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Nature of operations

Shanda Games Limited (“Shanda Games” or “the Company”) together with its subsidiaries and variable interest entities (collectively referred to as the “Group”) are principally engaged in the development and operation of online games and related businesses in the People’s Republic of China (the “PRC”).

The Reorganization

Shanda Games’ online game business was founded by Shanda Interactive Entertainment Limited (“Shanda”), its parent, in 2001 and was operated by Shanda through certain other subsidiaries and variable interest entities (“VIE subsidiaries”) of Shanda until the reorganization of Shanda came into effect on July 1, 2008 (the “Reorganization”).

Prior to the Reorganization, in order to comply with PRC laws and regulations that restrict foreign ownership of companies to operate online game business in China, Shanda operated its online game business in China through Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”), which is wholly-owned by Tianqiao Chen, the chairman and chief executive officer of Shanda, and Danian Chen, a director and president and chief operating officer of Shanda, both of whom are PRC citizens, and through Nanjing Shanda Networking Co., Ltd., or Nanjing Shanda, and Hangzhou Bianfeng Networking Co., Ltd., or Hangzhou Bianfeng, which are wholly-owned subsidiaries of Shanda Networking. Shanda Networking and its subsidiaries hold the licenses and approvals that are required to operate the online game business.

Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), which is Shanda’s indirect wholly-owned foreign operating entity in China, had entered into a series of contractual arrangements with Shanda Networking and its shareholders, including contracts relating to the transfer of assets, the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters (collectively, the “Original VIE Agreements”). As a result of these contractual arrangements, Shanda was considered the primary beneficiary of Shanda Networking and its subsidiaries.

Effective July 1, 2008, Shanda completed, subject to certain closing conditions, the Reorganization. One of the primary purposes of the Reorganization was to establish Shanda Games as a legal entity to continue to operate Shanda’s online game business. As a result of the Reorganization, all of Shanda’s assets and liabilities relating to its online game business were transferred to the Group. The primary steps of the Reorganization included:

•	Establishment of Shanda Games. Shanda Games was incorporated in the Cayman Islands on June 12, 2008 as a direct wholly-owned subsidiary of Shanda, to be the holding company for the online game business. Pursuant to a share exchange, Shanda Games became a direct wholly-owned subsidiary of Shanda, and Shanda Games Holdings (HK) Limited (“Games Holdings” or “Shanda Games (HK)”) became a direct wholly-owned subsidiary of Shanda Games.

•	Assignment of Certain Original VIE Agreements. Shengqu assigned all of the Original VIE Agreements with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng (other than those relating to the operations of the online game business, which were cancelled) to Shanda Computer, an indirect wholly-owned subsidiary of Shanda, thereby making Shanda Computer the primary beneficiary of Shanda Networking.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

•	Transfer of Equity Interests. Shanda Networking transferred the equity interests of Shanghai Shulong Technology Development Co., Ltd (“Shanghai Shulong”), an entity incorporated in China, to two nominee shareholders, both of whom are PRC citizens.

•	New VIE Agreements. Shengqu entered into various agreements, including contracts relating to the transfer of assets, the provision of services and software licenses and equipment with Shanghai Shulong and its two wholly-owned subsidiaries, Shanghai Shulong Computer Technology Co., Ltd., or Shulong Computer, and Nanjing Shulong Computer Technology Co., Ltd., or Nanjing Shulong (collectively, the “Shulong entities”) and contracts relating to certain shareholder rights and corporate governance matters with Shanghai Shulong and its nominee shareholders (collectively, the “New VIE Agreements”).

•	Separation Agreement. Pursuant to a Master Separation Agreement, Shanda transferred all of its assets and liabilities related to its online game business (including applicable equity investments and intellectual property rights) to Shanghai Shulong. Concurrently, all assets and liabilities unrelated to the online game business, including certain real property interests, intellectual property rights and personal tangible properties were transferred to Shanda.

•	Game Licensing Agreements. Prior to the Reorganization, Shengqu had licensed certain rights to online games from various third parties, which rights were sublicensed to Shanda Networking and its subsidiaries. As a part of the Reorganization, Shengqu amended such third party license agreements to allow Shengqu to sublicense its rights to the Shulong entities. Following the Reorganization, the Company conducts its online game business through the Shulong entities.

In the second quarter of 2009, Shanda transferred to the Company its entire equity interest in Actoz Soft Co. Ltd. (“Actoz”) in consideration of US$70.2 million as part of the Reorganization under common control. Shanda had acquired a majority of the outstanding shares of Actoz in the third quarter of 2007, and had consolidated Actoz’s results of operations effective from that date.

2.	PRINCIPAL ACCOUNTING POLICIES

(1) Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Reorganization is accounted for as a common control transaction. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented and as if the online game business was transferred to the Company from Shanda as of the earliest period presented.

Before the Reorganization, the online game business was conducted by various companies controlled by Shanda. Therefore, for periods prior to the Reorganization, the accompanying consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows that were directly applicable to the businesses and operations transferred and to be transferred to the Group by Shanda.

After the Reorganization, the Company’s consolidated financial statements include the financial statements of the Company, its subsidiaries, which primarily include Games Holdings, Shengqu, Actoz, and

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

the VIE subsidiaries, which mainly include the Shulong entities and Chengdu Aurora Technology Development Co., Ltd.

The Group’s statement of operations included all the historical costs of the online games business including an allocation of certain general corporate expenses of Shanda. These general corporate expenses primarily relate to corporate employee compensation costs, professional service fees, and other expenses arising from the provisions of corporate functions, including finance, legal, technology, investment, and executive management. These expenses were allocated based on estimates that management considered as a reasonable reflection of the utilization of services provided to, or benefits received by the Group, as specific identification method was not practical. These expenses were as follows:

a) Employee compensation costs related to salaries, bonuses, social security costs, and share-based compensation are allocated to the Group based on the percentage of the respective department employee numbers of the Group to the total historical number of employees of corresponding department of Shanda, except for costs related to Shanda’s executives, which are allocated based on percentage of estimated time incurred for online game business to total time incurred for Shanda.

b) Professional service fees related to legal and public accounting services are allocated to the Group based on percentage of revenues of the Group to total historical revenues of Shanda.

c) Other expenses incurred by the corporate functions are allocated to the Group based on percentage of number of employees of the Group to the total historical number of employees of Shanda.

Total general corporate expenses allocated from Shanda to the Group are RMB31.6 million, RMB31.3 million, RMB19.9 million, and RMB11.4 million for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, respectively. While the expenses allocated to the Group for these items are not necessarily indicative of the expenses that the Group would have incurred if the Group had been a separate, independent entity during the periods presented, management believes that the foregoing presents a reasonable basis of estimating what the Group’s expenses would have been on a historical basis. General corporate expenses allocated from Shanda are recorded as capital contribution by Shanda.

In addition, there are certain service arrangements entered between the online game business and the other subsidiaries of Shanda as disclosed in Note 18.

(2) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

(3) Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation. Investments in equity securities which the Company can exercise significant influence are accounted for by the equity method of accounting.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

The Company has adopted FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Prior to the Reorganization, to comply with PRC laws and regulations that restrict foreign ownership of companies to operate online games, the Company operates its online game business in China through Shanda Networking and its two subsidiaries, Nanjing Shanda and Hangzhou Bianfeng. These three companies hold the licenses and approvals to operate online games business in the PRC.

Pursuant to the contractual arrangements with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng, Shengqu provides services, software and technology license and equipment to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng before July 2008, in exchange for fees, determined according to certain agreed formulas. During the years ended December 31, 2007 and the first half year of 2008, the total amount of such fees approximated RMB1,251.4 million and RMB886.6 million, respectively. The principal services, software and technology license and equipment lease agreements that Shengqu have entered into with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng are:

•	Equipment leasing agreements, pursuant to which Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng lease a substantial majority of their operating assets from Shengqu;

•	Technical support agreements, pursuant to which Shengqu provides technical support for Shanda Networking Nanjing Shanda and Hangzhou Bianfeng’s operations;

•	Software license agreements, pursuant to which Shengqu licenses certain game related software to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng;

•	A strategic consulting agreement, pursuant to which Shengqu provides strategic consulting services to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng; and

•	Online game license agreements, pursuant to which Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng operate certain online games that are licensed or owned by Shengqu.

In addition, Shengqu has entered into agreements with Shanda Networking and its equity owners with respect to certain shareholder rights and corporate governance matters that provide Shengqu with the substantial ability to control Shanda Networking. As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking and accordingly Shanda Networking’s results of operations, assets and liabilities are consolidated in the Company’s financial statements before the Reorganization in July 2008.

After the Reorganization in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Group conducts all its online game business through Shanghai Shulong, which is wholly owned by certain employees of the Company, and Nanjing Shulong and Shulong Computer. These three companies hold the licenses and approvals to operate online games in the PRC. The capital of Shanghai Shulong is funded by Shengqu and recorded as interest-free loans to these PRC employees. The portion of the loans for capital injection is eliminated with the capital of Shanghai Shulong during consolidation. The interest-free loans to the employee shareholders of Shanghai Shulong as of December 31, 2008 and as of June 30, 2009 were RMB10.8 million.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Pursuant to the contractual arrangements between Shengqu and the Shulong entities, Shengqu provides services, software and technology license and equipment to the Shulong entities, in exchange for fees, determined according to certain agreed formulas. During the second half year of 2008 and the first half year of 2009, the total amount of such fees was approximately RMB1,159.6 million and RMB1,335.9 million, respectively, which represented the substantial majority operating profit of Shanghai Shulong, Shulong Computer and Nanjing Shulong. Shengqu has also undertaken to provide financial support to Shanghai Shulong to the extent necessary for its operations. The following is a summary of the key agreements in effect:

•	Loan Agreements between Shengqu and the shareholders of Shanghai Shulong. These loan agreements provide for loans of RMB 10.8 million to the PRC employees for them to make contributions to the registered capital of Shanghai Shulong in exchange for equity interests in Shanghai Shulong. The loans are interest free and are repayable on demand, but the shareholders may not repay all or any part of the loans without Shengqu’s prior written consent.

•	Equity Entrust Agreement between Shengqu and the shareholders of Shanghai Shulong, pursuant to which the shareholders acknowledge their status as nominee shareholders.

•	Equity Pledge Agreement among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong. Pursuant to this agreement, the shareholders pledged to Shengqu their entire equity interests in Shanghai Shulong to secure the performance of their respective obligations and Shanghai Shulong’s obligations under the various agreements, including the Equity Pledge Agreement, the Business Operation Agreement and the Exclusive Consulting and Service Agreement. Without Shengqu’s prior written consent, neither of the shareholders can transfer any equity interests in Shanghai Shulong.

•	Equity Disposition Agreement among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong. Pursuant to this agreement, Shengqu and any third party designated by Shengqu have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC laws and regulations, to purchase from the shareholders, as the case may be, all or any part of their equity interests in Shanghai Shulong at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The agreement is for an initial term of 20 years, renewable upon Shengqu’s request.

•	Business Operation Agreement among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong. This agreement sets forth the rights of Shengqu to control the actions of the shareholders of Shanghai Shulong.

•	Exclusive Consulting and Service Agreement between Shengqu and Shanghai Shulong. Pursuant to this agreement, Shengqu has the exclusive right to provide technology support and business consulting services to Shanghai Shulong for a fee.

•	Proxies executed by the shareholders of Shanghai Shulong in favor of Shengqu. These irrevocable proxies grant Shengqu or its designees the power to exercise the rights of the shareholder as shareholders of Shanghai Shulong, including the right to appoint directors, general manager and other senior management of Shanghai Shulong.

As a result of these agreements, the Company is considered the primary beneficiary of Shanghai Shulong and accordingly Shanghai Shulong’s results of operations, assets and liabilities are consolidated in the Company’s financial statements after the Reorganization in July 2008.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

(4) Foreign currency translation

The functional currency of the Company is the United States dollar (“US$” or “U.S. dollars”) and its reporting currency is the Renminbi (“RMB”). The Company’s subsidiaries and VIEs, with the exception of its subsidiaries, Games Holdings and Actoz Soft Co., Ltd. (“Actoz”), use RMB as their functional currency. Games Holdings’ functional currency is the U.S. dollars. From July 1, 2007, the Company consolidated Actoz, a company incorporated in the Republic of Korea into its consolidated financial statements. Actoz has the Korean Won as its functional currency.

Assets and liabilities of the Company, Games Holdings and Actoz are translated at the current exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited in effect at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of changes in equity for the years/periods presented.

Transactions denominated in currencies other than functional currencies are translated into the functional currencies at the exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income.

(5) Convenience translation

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8302, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2009. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2009 or at any other rate.

(6) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.

(7) Short-term investments

Short-term investments represent the bank time deposits with original maturities longer than three months and less than one year.

(8)	Marketable securities

Marketable securities primarily include available-for-sale marketable equity securities. Marketable securities are classified as short-term based on their high liquidity. Marketable securities are carried at fair

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

market value with unrealized appreciation (or depreciation) reported as a component of accumulated other comprehensive income (or loss) in equity. The specific identification method is used to determine the cost of marketable securities disposed. Realized gains and losses are reflected as investment income or losses.

The Company evaluates the investments periodically for possible other-than-temporary impairment and reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the Company’s ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. If appropriate, the Company records impairment charges equal to the amount that the carrying value of its available-for-sale securities exceeds the estimated fair market value of the securities as of the evaluation date.

During the six months ended June 30, 2009, the Company recorded unrealized gains on its marketable securities of approximately RMB4.9 million as a component of other comprehensive income.

(9) Allowances for doubtful accounts

The Company determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected.

(10) Investment in affiliated companies

Affiliated companies are entities over which the Company has significant influence, but which it does not control. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company.

The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. No impairment losses were recorded in the years ended December 31, 2007 and and the six months ended June 30, 2008 and 2009.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

(11) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Office buildings	20 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years

Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the Consolidated Statements of Operations and Comprehensive Income.

(12) Intangible assets

Online game product development costs

The Company recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS 86”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in online game environment in the PRC market. During the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, the costs incurred for development of on-line game products was not capitalized because of the uncertainty in technological feasibility.

Website and internally used software development costs

The Company recognizes website and internally used software development costs in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. During the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, the amount of costs qualifying for capitalization were immaterial and as a result all website and internally used software development costs have been expensed as incurred.

Upfront licensing fees

Upfront licensing fees paid to third party licensors are capitalized once the related game software has reached technological feasibility in accordance with SFAS No. 86 and amortized on a straight-line basis over

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

the shorter of the useful economic life of the relevant online game or license period, which is usually 3 to 7 years.

Software and copyrights

Software and copyrights purchased from third parties are initially recorded at costs and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 1 to 5 years.

Software technology, game engine, non-compete agreements, customer base and trademark acquired through business combinations

An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by SFAS No. 141 (Revised 2007) “Business Combinations” (“SFAS No. 141(R)”). Software technology, game engine, non-compete agreements, customer base and trademark arising from the acquisitions of subsidiaries and VIE subsidiaries are initially recognized and measured at estimated fair value upon acquisition. Amortization is computed using the straight-line method over the following estimated useful lives:

Software technology	0.5 to 5.5 years
Game engine	3 years
Non-compete agreements	2.5 years
Customer base	2 to 5.5 years
Trademarks	7.5 or 20 years
In-process research and development	Write off immediately

(13) Goodwill

Goodwill is measured as the excess of the purchase price over the fair value assigned to the individual assets acquired and liabilities assumed. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in SFAS No. 141(R) is recognized as goodwill.

In accordance with SFAS No. 142 “Goodwill and other intangible assets” (“SFAS No. 142”), no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. In October of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. No impairment losses were recorded in the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009.

(14) Land use rights

Land use rights, which were included in the long-term prepayments as of December 31, 2007, represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually over 50 years). Upon Reorganization, the land use right was transferred to a company under common control of Shanda.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

(15) Other long-term assets

Other long-term assets mainly represent the upfront license fees of on-line games that have not yet been commercially launched and receivables from independent online game companies. Other long-term assets as of December 31, 2007 and 2008 and June 30, 2009 include prepayments in respect of the upfront license fees paid for new games of RMB232.4 million and RMB111.2 million and RMB92.2 million, respectively. Receivables from independent online game companies as of December 31, 2007 and 2008 and June 30, 2009 amounted to RMB12.7 million, RMB23.0 million and RMB23.0 million, respectively.

(16) Impairment of long-lived assets and intangible assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Impairment of approximately RMB20.1 million related to intangible assets was recognized during the year ended December 31, 2007.

(17) Financial instruments

Financial instruments of the Company primarily comprise cash and cash equivalents, short-term investments, accounts receivable, prepayments and other current assets, amount due from/to related parties, accounts payable and other payables. As of December 31, 2007 and 2008, their carrying values approximated their fair values because of their generally short maturities.

(18) Revenue recognition

The Company derives substantially all of its revenues from in-game virtual items and game usage fees purchased by game players to play its MMORPGs and advanced casual games.

Prior to the Reorganization, Shanda sold prepaid cards, in both virtual and physical forms, to third party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The pre-paid game cards entitle end users to access online game contents for a specified period of time (time-based revenue model) or purchase in-game premium features (item-based revenue model). All proceeds received from distributors or retailers from the sale of prepaid cards are deferred when received.

In connection with the Reorganization, the Company entered into various arrangements with subsidiaries that are under common control of Shanda. Pursuant to the Cooperation Agreement, the Company agreed to engage Shanda Networking to provide customer and other game support services, and pursuant to the Sales Agency Agreement, the Company engaged Shengfutong to provide agency services in selling prepaid cards to third party distributors and retailers, in each case for a period of five years beginning from the date of the Reorganization. The Company has assessed its relationship and arrangements with Shanda Networking and Shengfutong under the Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting revenue gross as a principal versus net as an agent”, and has concluded that reporting the gross amount equal to the amount that Shengfutong receives from the sale of prepaid game cards to distributors or retailers and subsequently was

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

activated and charged to the respective game accounts by players as deferred revenue is appropriate as the Company is the primary obligor and it fulfills the online game services desired by the customers.

Both before and after the Reorganization, under the item-based revenue model, revenues are recognized over the life of the in-game virtual items that game players purchase or as the in-game virtual items are consumed. Under the time-based revenue model, revenues are recognized based on the time units consumed by the game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with the published expiration policy. Deferred revenue is reduced as revenues are recognized.

As part of the arrangement with Shengfutong upon Reorganization, Shengfutong will receive a service fee which is equal to the difference between (x) the amount Shengfutong receives from its distributors or users from the sale of the prepaid cards and (y) a fixed percentage based on the face value of the prepaid card as agreed upon between Shengfutong and the Company. This service fee is recorded as a sales and marketing expense.

The Company’s subsidiaries and its VIE subsidiaries are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax varies from 6% to 17%. In the accompanying consolidated statements of operations and comprehensive income, business tax and related surcharges for revenues derived from on-line games are deducted from gross receipts to arrive at net revenues.

(19) Deferred revenue

Deferred revenue primarily represents proceeds received by Shengfutong from distributors relating to the sale of prepaid cards which are activated or charged to the respective player game accounts by players, but which have not been consumed by the players or expired.

(20) Deferred licensing fees and related costs

Upon the receipt of proceeds from Shengfutong, which can be specifically attributable to certain online game, the Company is obligated to pay on-going licensing fees in the form of royalties and other costs related to such proceeds, including business tax and related surcharges. As revenues are deferred (Note 2(18)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the consolidated statements of operations and comprehensive income in the period in which the related proceeds received from Shengfutong are recognized as revenue.

(21) Cost of revenue

Cost of revenue consists primarily of platform fees, upfront and ongoing licensing fees, share-based compensation and other expenses.

(22) General and administrative

General and administrative expenses consist primarily of salary and benefits for general management, finance and administrative personnel, professional service fees, business tax expense, share-based

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

compensation, and other expenses. Our business tax expense primarily relates to services and licensing fees paid by our VIE subsidiaries to Shengqu.

(23) Product development

Product development costs consist primarily of salaries and benefits, depreciation expenses, outsourced game development expenses, share-based compensation and other expenses incurred by the Company to develop, maintain, monitor and manage the Company’s online gaming products, software and websites, and are recorded on an accrual basis.

(24) Sales and marketing

Sales and marketing costs consist primarily of advertising and market promotion expenses, salaries and benefits, share-based compensation, and other expenses incurred by the Company’s sales and marketing personnel, and the agency expenses paid to Shengfutong after the Reorganization. Sales and marketing costs are recorded on an accrual basis. Advertising and marketing promotion expenses amounted to approximately RMB94.5 million, RMB87.8 million, RMB38.3 million and RMB64.2 million during the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, respectively.

(25) Share-based compensation

The Group adopted Statement of Financial Accounting Standard 123(R) (“SFAS 123(R)”), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of SFAS 123(R) apply to new awards, to awards granted to employees and directors before the adoption of SFAS 123(R) whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under SFAS 123(R), the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards. In March 2005, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123(R) and the valuation of share-based payments for public companies. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

In accordance with FAS 123(R), the Company has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.

(26) Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Company from the leasing company, are charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods, as specified in the lease agreements, with reference to the actual number of users of the leased assets, as appropriate.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

(27) Taxation

The income tax provision reflected in the Company’s Consolidated Statements of Operations and Comprehensive Income is provided on the taxable income of each subsidiary on the separate tax return basis.

Deferred income taxes are provided using the liability method in accordance with SFAS No. 109, “Income Taxes”. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

In July 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109 (“FIN 48”) which became effective for fiscal years beginning after December 15, 2006. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company’s adoption of FIN 48 did not result in any adjustments to the opening balance of the Company’s retained earnings as of January 1, 2007. The Company did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009.

(28) Statutory reserves

China

The Company’s subsidiary incorporated in the PRC and the VIEs are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”). Shengqu must make appropriations to (i) general reserve and (ii) enterprise expansion fund in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital.

The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; enterprise expansion fund appropriation is at the company’s discretion. The Company’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund and (ii) discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; other fund appropriation is at the company’s discretion.

The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operation; it also may be used for increasing the registered capital.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the year ended December 31 2008 and the six months ended June 30, 2008 and 2009, the Company made total appropriations to these statutory reserves of approximately RMB3.5 million, RMB3.5 million and RMB13.2 million, respectively.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company does not do so.

Korea

Actoz Soft Co., Ltd. is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock in accordance with the Commercial Code of Korea. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock by an appropriate resolution of the company’s board of directors or used to reduce accumulated deficit, if any, with the ratification of the company’s majority shareholders. As Actoz did not declare or pay cash dividend, the Company did not make appropriation to this legal reserve.

(29) Dividends

In January, May and June 2009, the Company declared US$102.6 million (equivalent to RMB700.4 million) of dividends. Dividends of the Company are recognized when declared. As of June 30, 2009, the Company had paid Shanda US$24.5 million (equivalent to RMB167.3 million). The remaining amount of US$78.1 million (equivalent to RMB533.6 million) will be paid by a bank loan taken out by the offshore entity and secured by a deposit from the PRC entity.

Relevant laws and regulations permit payments of dividends by the PRC and Korean subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations (see Note 2(28)).

In addition, since a significant amount of the Company’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Company’s ability to utilize revenues generated in RMB to fund the Company’s business activities outside China, if any, or expenditures denominated in foreign currencies.

(30) Earnings per share

Basic net income attributable to Shanda Games Limited ordinary shareholder’s per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net income attributable to Shanda Games Limited ordinary shareholder’s per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units and are accounted for using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

(31) Comprehensive income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustment.

(32) Segment reporting

Based on the criteria established by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company currently operates and manages its business as a single segment. As the Company generates its revenues primarily from customers in the PRC, no geographical segments are presented.

(33) Fair value measurements

On January 1, 2008, the Company adopted the Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”) for financial assets and liabilities. On January 1, 2009, the Company also adopted the statement for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets at fair value, including its marketable securities.

As of June 30, 2009, the carrying amount of the Company’s cash approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. The Company’s marketable securities and the financial liability related to the forward contract (Note 19) are recorded at fair value, classified within Level 1 of the fair value hierarchy. There are no other financial assets or liabilities that are being measured at fair value at June 30, 2009.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”), which replaces Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), although it retains the fundamental requirement in SFAS 141 that the acquisition method of accounting be used for all business combinations. This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. However, on April 1, 2009, the FASB issued Staff Position No. FAS 141-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141-1”). FSP FAS 141-1 amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under SFAS 141(R). SFAS 141(R) and FSP FAS 141-1 apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted. The adoption of these Statements does not have a material impact on the Company’s consolidated financial statements.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS No. 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. SFAS No. 160 also requires that SAB 51 Gains for subsidiaries be recorded in equity and SAB 51 Gains for equity affiliates be recorded in earnings. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of the statement does not have a material impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of the statement does not have a material impact on the Company’s consolidated financial statements.

In November 2008, the FASB ratified the provisions of the Emerging Issue Task Force Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. The Company believes there will be no material impact on its consolidated financial statements upon adoption of this standard.

In November 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue No. 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary.” EITF No. 08-8 clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock. EITF No. 08-8 also clarifies whether or not stock should be precluded from qualifying for the scope exception of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or from being within the scope of EITF No. 00-19, “Accounting for

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” EITF No. 08-8 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The adoption of the statement does not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued three Staff Positions (“FSPs”): (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which addresses other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The adoption of these statements does not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued FASB Statement No. 165, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date — that is, whether that date represents the date the financial statements were issued or were available to be issued. This Statement is effective for interim and annual periods ending after June 15, 2009. The Company has adopted this standard as of June 30, 2009. The adoption of this standard does not have a material impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which is effective for the Company beginning January 1, 2010. This Statement amends Financial Accounting Standards Board Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities an interpretation of ARB No. 51”, to require revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws as authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009 and will not have a material impact on the Company’s consolidated results of operations and financial condition.

4.	BUSINESS COMBINATIONS

The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Company acquired based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Acquisition completed in 2007

(1) Actoz

In 2004 and 2005, Shanda acquired approximately 38.18% of equity interest in Actoz Soft Co., Ltd. (“Actoz”), a Korean developer, operator and publisher of online games listed on the KOSDAQ (Note 10).

From December 2006 through July 5, 2007, Shanda acquired additional 11.92% equity interest in Actoz for a consideration of US$11.4 million in cash (equivalent to RMB88.3 million). As a result, Shanda holds 50.1% equity interest in Actoz and became the majority shareholder of Actoz. Since Shanda has unilateral control of Actoz, it started to consolidate Actoz’s financial statements from July 1, 2007.

The purchase price of Actoz in connection with the total consideration of US$11.4 million in cash (equivalent to RMB88.3 million) was allocated as follows:

RMB

Cash	13,467
Other assets	54,270
Identifiable intangible assets	30,111
Purchased in-progress research and development	3,073
Deferred tax liability	(9,126)
Goodwill	11,088
Current liabilities	(14,583)

Purchase price	88,300

Total identifiable intangible assets acquired upon consolidation, including software technology of RMB59.1 million and trademarks of RMB46.8 million, have estimated useful lives of 0.5 to 5.5 years and 20 years respectively. Purchased in-progress research and development of RMB3.1 million were written off at the date of acquisition in accordance with FASB Interpretation No. 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”) because the technological feasibility of the in-progress technology has not yet been established and that the technology has no alternative future use. Those write-offs are included in costs of revenue.

Total goodwill of RMB86.5 million upon consolidation represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill is not amortized but is tested for impairment. The purchase price allocation for Actoz acquisition is primarily based on an appraisal performed by an independent appraisal firm together with the management assessment based on their experience in online game business in Korea.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2007, as if the acquisition of Actoz had occurred on January 1, 2007, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods presented, and may not be indicative of future operating results.

Year Ended
December 31, 2007
unaudited
(in thousands, except per share data)	RMB

Net revenues	2,355,762
Net income	586,454
Earnings per ordinary share
Basic	1.07
Diluted	1.07

The pro forma net income for 2007 includes RMB20.3 million for the amortization of identifiable intangible assets and was determined using the actual effective income tax rate of Actoz in 2007.

In 2008, Shanda further acquired a 3.7% equity interest in Actoz, for a consideration of US$1.9 million (equivalent to RMB13.0 million) and increased its total equity interest in Actoz as of December 31, 2008 from 50.1% to 53.8%. Additional identifiable intangible assets approximated RMB2.6 million, consisting of game engine and software technology which were amortized on a straight-line basis over their economic lives of three to five years.

As discussed in Note 1, in the second quarter of 2009, Shanda transferred to the Company its entire stake in Actoz for US$70.2 million. As this is part of the Reorganization under common control, Actoz is included in the Company’s consolidated financial statements at historical basis throughout the periods presented.

(2) Aurora

In July 2007, the Group acquired a 100% equity interest of Chengdu Aurora Technology Development Co. Ltd, or Aurora, a leading developer and operator of MMORPGs in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB101.0 million, of which RMB 80.8 million was paid in 2007 and RMB15.1 million was paid in 2008, respectively, and RMB5.1 million will be paid in the second half of 2009.

The purchase price of Aurora was allocated as follows:

RMB

Cash	24,260
Other assets	12,161
Identifiable intangible assets	64,530
Deferred tax liabilities	(16,133)
Goodwill	26,130
Current liabilities	(9,948)

Purchase price	101,000

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Identifiable intangible assets acquired, mainly including software technology and trademarks of RMB64.5 million, have estimated useful lives of 4.5-5.5 years and 7.5 years respectively. Goodwill of RMB26.1 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill is not amortized but is tested for impairment.

The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2007, as if the acquisition of Aurora had occurred on January 1, 2007, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

Year Ended
December 31, 2007
unaudited
(in thousands, except per share data)	RMB

Net revenues	2,322,798
Net income	591,900
Earnings per ordinary share
Basic	1.08
Diluted	1.08

The pro forma net income for 2007 includes RMB13.0 million for the amortization of identifiable intangible assets and was determined using the actual effective income tax rate of Aurora in 2007.

5.	OTHER INCOME (EXPENSES)

	For the Years Ended December 31,		For the Six Months Ended June 30,
	2007	2008	2008	2009
	RMB	RMB	RMB	RMB
			(unaudited)

Government financial incentives	54,258	18,421	5,707	37,398
Foreign exchange gain (loss)	(2,591)	10,756	3,430	434
Gain (loss) from disposal of fixed assets	(4,525)	(84)	90	(600)
Donation expense	(3,895)	(16,084)	(15,538)	—
Others	(14,536)	(6,891)	(9,839)	807

	28,711	6,118	(16,150)	38,039

Government financial incentives are granted by the municipal government upon the qualification of a company as a new-high technology enterprise. These government financial incentives are calculated with reference to either the group companies’ taxable income or revenue, as the case may be. In order to be eligible for certain government financial incentives, the Group must meet a number of criteria, both financial and non-financial. In addition, the Company’s qualification as a new-high technology enterprise is further subject to the discretion of the municipal government to immediately eliminate or reduce these financial incentives. As there is no further obligation for the Company to perform upon receipt of the government financial incentives, they are recognized as other income when received.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

6.	TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiary in Hong Kong is subject to taxes at 17.5%, 16.5% and 16.5% for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2009, respectively. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years/periods presented.

China

Prior to January 1, 2008, the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (collectively the “previous PRC Income Tax Laws”). Pursuant to the previous PRC Income Tax Laws and rules, enterprises were generally subject to a statutory tax rate of 33% (30% state income tax plus 3% local income tax). Subsidiaries that are registered in the Pudong New District of Shanghai were, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment before January 1, 2008. During the year ended December 31, 2007, certain of the Company’s subsidiaries and VIE subsidiaries in the PRC were subject to an applicable tax rate of 15% as they were technology advanced enterprises.

Shengqu, as a software development enterprise, has been granted a two-year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, commencing the year ended December 31, 2003 (“tax holiday”). Accordingly, Shengqu was subject to an income tax rate of 7.5% for the year 2007.

In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulation Implementing Regulations for the PRC Corporate Income Tax Law. The law and regulation went into effect on January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually subject to a tax rate of 25%.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfather treatment for the unexpired tax holidays, on condition that they have been re-approved for “high and new technology enterprise” status under the regulations released on April 14, 2008.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

In December 2008, the local governments announced the recognition of the Company’s subsidiaries and VIEs, including Shengqu, Shanghai Shulong and Chengdu Aurora Technology Development Co., Ltd. as “high and new technology enterprises”. Accordingly, these entities are entitled to a preferential tax rate of 15% for 3 years, which is effective retroactively to January 1, 2008. In addition, as Shengqu was also qualified as a key national software enterprise on December 30, 2008 and as such, Shengqu is subject to a preferential income tax rate of 10% for the year 2008.

The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% withholding rate. All of the China-based subsidiaries were invested by immediate foreign holding company in Hong Kong. All the foreign invested enterprises will be subject to withholding tax on dividends distribution with effective from January 1, 2008. In the fourth quarter of 2008, Shengqu planned to distribute the profit to its immediate holding company in Hong Kong and a withholding tax of RMB37 million was accrued based on a 5% withholding tax rate. Except for this, since the Company intends to reinvest earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of June 30, 2009, the Company has not recorded any other withholding tax on the retained earnings of its foreign invested enterprises in China.

Korea

Actoz, the subsidiary incorporated in the Republic of Korea (“Actoz”) is subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in its respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the Republic of Korea (collectively the “Korea Income Tax Laws”), respectively. Actoz is subject to a 14.3% and 27.5% (in excess of KRW 100,000 of taxable income) tax rate for the years ended December 31, 2007 and 2008, and a 12.1% and 24.2% (in excess of KRW 200,000 of taxable income) tax rate for the six months ended June 30, 2009 which includes resident tax surcharges in accordance with the Korea Income Tax Laws & Local Tax Law.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009 are as follows:

			For the Six Months
			Ended June 30,
	2007	2008	2008	2009
	RMB	RMB	RMB	RMB
			(unaudited)

Current income tax expenses	103,561	205,704	147,497	204,443
Deferred income tax expenses (benefits)	(36,489)	7,205	(45,939)	(13,711)
Withholding taxes	—	37,000	—	—

Income tax expenses	67,072	249,909	101,558	190,732

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009 is as follows:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2007	2008	2008	2009
			(unaudited)

Statutory income tax rate	33%	25%	25%	25%
Tax differential from statutory rate applicable to the subsidiaries and the VIE subsidiaries in the PRC	(20)%	(11)%	—	(9%)
Enacted tax rate change	(3)%	(1)%	—	—
Effect of tax holidays	(4)%	—	—	—
Effect of the withholding taxes	—	3%	—	—
Effect of change in valuation allowance	—	4%	—	4%
Others	4%	1%	(4)%	2%

Effective income tax rate	10%	21%	21%	22%

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2007	2008
(in thousands, except per share data)	RMB	RMB

The aggregate effect	31,849	—
Basic ordinary share effect	0.06	—
Diluted ordinary share effect	0.06	—

The Company is not subject to any tax holidays in 2009.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	December 31,	June 30,
	2007	2008	2009
	RMB	RMB	RMB

Deferred tax assets
Licensing fees and related costs and deferred revenues	34,925	40,717	59,254
Other temporary differences	28,240	34,734	41,663
Foreign tax credit of Actoz	72,109	59,689	72,351
Development cost	15,758	11,595	12,845
Less: Valuation allowance	(3,118)	(41,610)	(72,351)

Total deferred tax assets, net of valuation allowance	147,914	105,125	113,762

Deferred tax liabilities
Intangible assets arisen from business combination	41,470	35,426	32,022
Withholding taxes	—	37,000	—

Total deferred tax liabilities	41,470	72,426	32,022

Movement of valuation allowances

			For the
			Six Months
	For the Years Ended December 31,		Ended June 30,
	2007	2008	2009
	RMB	RMB	RMB

Balance at beginning of the year/period	—	3,118	41,610
Current year additions	3,118	38,492	30,741

Balance at end of the year/period	3,118	41,610	72,351

Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2007, 2008 and June 30, 2009, the majority of valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain foreign tax credit carry forwards generated by a subsidiary. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

As of June 30, 2009, total tax credit carry forward of KRW 7,754 million (equivalent to RMB41.5 million) and KRW5,754 million (equivalent to RMB30.8 million) will expire in 2014 and 2015, respectively.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

7.	EARNINGS PER SHARE (in thousands, except share and per share data)

Basic and diluted net income attributable to Shanda Games Limited ordinary shareholder’s per ordinary share have been calculated in accordance with SFAS No. 128 and EITF No. 03-06 for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009 as follows:

			For the Six Months Ended June 30,
	2007	2008	2008	2009
	RMB	RMB	RMB	RMB
			(unaudited)

Numerator:
Net income attributable to Shanda Games Limited for basic and diluted earnings per ordinary share	591,900	935,484	382,840	671,215

Denominator:
Weighted-average ordinary shares outstanding for basic calculation	550,000,000	550,000,000	550,000,000	550,000,000
Dilutive effect of share options	—	—	—	3,722
Dilutive effect of restricted shares	—	—	—	81,016

Denominator for diluted calculation	550,000,000	550,000,000	550,000,000	550,084,738

Net income attributable to Shanda Games Limited ordinary shareholders per share — basic	1.08	1.70	0.70	1.22

Net income attributable to Shanda Games Limited ordinary shareholders per share — diluted	1.08	1.70	0.70	1.22

Stock options of 17,486,000 and 19,760,400 were excluded from the diluted earnings per ordinary share calculation for the year ended December 31, 2008 and the six months ended June 30, 2009 because they are contingent upon the completion of an initial public offering by the Company and that contingency had not been resolved as of June 30, 2009.

8.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of June 30, 2009 include cash balances held by the Company’s VIE subsidiaries of approximately RMB236.2 million. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 23). However, these cash balances can be utilized by the Company for its normal operations pursuant to various agreements which enable the Company to substantially control these VIE subsidiaries as described in Note 2(3) for its normal operations.

Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$3,746, US$5,844 and US$27,300 (equivalent to approximately RMB 27,360, RMB 39,944, and RMB186,513 as of December 31, 2007, 2008 and June 30, 2009, respectively) and cash balances denominated in Korean Won of approximately KRW 5,544,942, KRW 5,653,703 and KRW 1,553,787 (equivalent to

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

approximately RMB 43,223 and RMB 30,564 and RMB8,323) as of December 31, 2007, 2008 and June 30, 2009 respectively.

9.	ACCOUNTS RECEIVABLE

	December 31,	December 31,	June 30,
	2007	2008	2009
	RMB	RMB	RMB

Accounts receivable	22,486	16,138	19,894
Less: Allowance for doubtful accounts	(9,772)	(8,853)	(10,382)

	12,714	7,285	9,512

The movement of the allowance for doubtful accounts during the years of 2007 and 2008 and the six months ended June 30, 2009 are as follows:

			For the six months
			ended
	For the years ended December 31,		June 30,
	2007	2008	2009
	RMB	RMB	RMB

Balance at beginning of the year/period	1,062	9,772	8,853
Add: Consolidation of Actoz	9,651	—	—
Current year/period additions	366	—	1,529
Less: Current year/period reversal	(1,307)	(695)	—
Current year/period write-offs	—	(224)	—

Balance at end of the year/period	9,772	8,853	10,382

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

10.	INVESTMENTS IN AFFILIATED COMPANIES

The following table includes the Company’s carrying amount and percentage ownership of the investments in affiliated companies as of June 30, 2009 and the carrying amount at December 31, 2007 and 2008:

	December 31,	December 31,	June 30,
	2007	2008	2009
	RMB	RMB	RMB	Percentage
				Ownership

Shanghai Weilai Information Technology Co., Ltd. (“Shanghai Weilai”)	—	3,333	11,667	25%
Beijing Zhongcheng Cooperation and Technology Development Co., Ltd. (“Beijing Zhongcheng”)	—	6,069	9,675	35%
Anipark Co., Ltd. (‘‘Anipark”)	—	3,910	4,308	13.16%
Shanghai Caiqu Network Technology Co., Ltd. (“Shanghai Caiqu”)	—	4,000	3,646	10%
Shanghai Qiyu Information Technology Co., Ltd. (“Shanghai Qiyu”)	—	959	941	20%
Xiamen Lianyu Science and Technology Co., Ltd. (“Xiamen Lianyu”)	—	374	733	30%
Fuzhou Lingyu Computer Technology Co., Ltd (“Fuzhou Lingyu”)	—	—	619	30%
Chengdu Sunray Technology Co., Ltd. (“Chengdu Sunray”)	5,000	4,570	—	20%
Beijing Chuanyue Shidai Information Co., Ltd. (“Beijing Chuanyue”)	—	178	—	20%
Others	—	128	160	20%-22.5%

Total	5,000	23,521	31,749

The movement of the investments in affiliated companies is as follows:

			Share of	Amortization
			Profit/(Loss)	of Identifiable		Transferred
	Balances at		on Affiliated	Intangible	Other	Out Due to	Balances at
	January 1,		Companies	Assets,	Equity	Consolidation	December 31,
	2007	Investments	Investments	Net of Tax	Movement	(Note 4)	2007
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Actoz	329,273	71,024	(6,639)	(6,915)	(2,632)	(384,111)	—
Chengdu Sunray	—	5,000	—	—	—	—	5,000

Total	329,273	76,024	(6,639)	(6,915)	(2,632)	(384,111)	5,000

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

			Share of	Amortization
			Profit/(Loss)	of Identifiable
	Balances at		on Affiliated	Intangible	Other	Balances at
	January 1,		Companies	Assets,	Equity	December 31,
	2008	Investments	Investments	Net of Tax	Movement	2008
	RMB	RMB	RMB	RMB	RMB	RMB

Chengdu Sunray	5,000	—	(430)	—	—	4,570
Beijing Chuanyue	—	100	78	—	—	178
Shanghai Qiyu	—	1,000	—	(40)	—	960
Beijing Zhongcheng	—	6,269	(200)	—	—	6,069
Xiamen Lianyu	—	430	(49)	(7)	—	374
Shanghai Weilai	—	3,333	—	—	—	3,333
Shanghai Caiqu	—	4,000	—	—	—	4,000
Anipark	—		1,564	—	2,346	3,910
Others	—	125	2	—	—	127

Total	5,000	15,257	965	(47)	2,346	23,521

			Share of	Amortization
			Profit/(Loss)	of Identifiable
	Balances at		on Affiliated	Intangible	Other	Balances at
	January 1,		Companies	Assets,	Equity	June 30,
	2009	Investments	Investments	Net of Tax	Movement	2009
	RMB	RMB	RMB	RMB	RMB	RMB

Shanghai Weilai	3,333	11,667	(3,333)	—	—	11,667
Beijing Zhongcheng	6,069	5,731	(2,125)	—	—	9,675
Anipark	3,910	—	367	—	31	4,308
Shanghai Caiqu	4,000	—	(14)	(340)	—	3,646
Shanghai Qiyu	960	—	(19)	—	—	941
Xiamen Lianyu	374	—	359	—	—	733
Fuzhou Lingyu	—	1,000	(381)	—	—	619
Chengdu Sunray	4,570	—	(4,570)	—	—	—
Beijing Chuanyue	178	—	(178)	—	—	—
Others	127	34	(1)	—	—	160

Total	23,521	18,432	(9,895)	(340)	31	31,749

Investment in Actoz

Shanda acquired approximately 29% of the stake from key shareholders of Actoz in November 2004 and approximately 9% of its stake in the open market in December 2004, at an aggregate cost of US$106.1 million, equivalent to approximately RMB878 million, Shanda owned approximately 38% of Actoz’s stake as at December 31, 2005, and thus accounted for the investment using equity method of accounting.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

The purchase price of Actoz was allocated as follows:

RMB

Fair value of net assets acquired	128,419
Identified intangible assets	183,884
Purchased in-process research and development	15,460
Deferred tax liabilities arising from the acquisition	(50,567)
Goodwill	600,800

Total	877,996

Identifiable intangible assets acquired include trademarks of RMB54.5 million that was determined to have infinite life and thus not subject to amortization. The remaining identifiable intangible assets acquired include completed technology of RMB63.7 million with estimated weighted-average useful life of 6.3 years, core technology of RMB35.7 million with estimated useful life of 4 years, customer database of RMB23.2 million with estimated useful life of 2 years, and non-compete agreement of RMB6.8 million with estimated useful life of 2.5 years. Purchased in-process research and development of RMB15.5 million was written off at the date of acquisition in accordance with FIN 4 because the technological feasibility of the in-process technology has not yet been established and the technology has no alternative future use. Those write-offs are included in equity in loss of affiliated companies.

In the fourth quarter of 2005, Shanda recognized an other-than-temporary impairment charge of US$64.6 million, equivalent to RMB521.5 million, on its investment in Actoz based on the quoted market prices. The impairment charge was made primarily as a result of (1) the continued decline in Actoz’s quoted market price on the KOSDAQ; (2) a continued decline in royalties generated for Actoz by Shanda’s operation of Mir II, a MMORPG licensed from Actoz in the PRC, which was mainly due to the continued aging of Mir II and adoption of the free-to-play model for Mir II; and (3) intensified competition. As of December 31, 2005, the value of the investment in Actoz based on the quoted market price was RMB328.3 million, which is equal to its carrying amount.

In December 2006, Shanda additionally purchased 2.3% of Actoz’s stake in the open market for the consideration of US$2.2 million (equivalent to approximately RMB17.3 million), and increased its share percentage in Actoz to 40.48%. Subsequently from January 5, 2007 through July 5, 2007, Shanda further acquired 9.62% equity interest of Actoz and became its majority shareholder. Shanda consolidates Actoz’s financial statements starting from July 1, 2007 (Note 4).

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

11.	PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2007 and 2008 and June 30, 2009 are as follows:

	December 31, 2007	December 31, 2008	June 30, 2009
	RMB	RMB	RMB

Computer equipment	229,755	243,952	284,638
Leasehold improvements	22,859	1,564	2,312
Furniture and fixtures	29,299	20,540	21,707
Motor vehicles	9,953	11,213	11,207
Office buildings	98,890	2,596	2,596
Less: Accumulated depreciation	(185,499)	(186,880)	(192,161)

Net book value	205,257	92,985	130,299

Depreciation expense for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009 was approximately RMB 60,979, RMB 52,339, RMB30,101 and RMB24,999, respectively.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

12.	INTANGIBLE ASSETS

Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Company’s intangible assets as of December 31, 2007 and 2008 and June 30, 2009 are as follows:

	December 31,	December 31,	June 30,
	2007	2008	2009
	RMB	RMB	RMB

Gross carrying amount:
Upfront licensing fee paid	197,568	343,571	451,309
Software, copyrights and others	93,130	87,865	93,687
Intangible assets arising from business combinations	—	—	—
— Software technology	116,446	118,223	118,223
— Non-compete arrangement	227	227	227
— Trademarks	53,802	54,666	54,666
— Other	3,073	3,073	3,073

	464,246	607,625	721,185

Less: accumulated amortization
Upfront licensing fee paid	(117,792)	(55,739)	(101,680)
Software, copyrights and others	(78,317)	(79,511)	(82,319)
Intangible assets arising from business combinations	(17,469)	(43,270)	(56,415)

	(213,578)	(178,520)	(240,414)

Less: Impairment for upfront licensing fee paid	(20,095)	(20,095)	(20,095)

Net book value	230,573	409,010	460,676

Amortization expense for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009 amounted to approximately RMB74,407, RMB104,897, RMB51,835 and RMB63,972, respectively.

Impairment of intangible assets charge to cost of revenue in 2007 amounted to RMB 20,095 primarily related to one of the online games because it was determined that the Company would not be able to fully recover the upfront and minimum royalty licensing costs. The provision represents management’s best estimate of the loss.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB

For the second half of 2009	62,361
2010	124,400
2011	115,639
2012	78,221
2013	30,343
2014	7,209

Total	418,173

13.	GOODWILL

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Actoz	Aurora	Shanghai Shulong	Total
	RMB

Balance as of January 1, 2007	—	—	3,934	3,934
Acquisitions in 2007	86,479	26,130	—	112,609

Balance as of December 31, 2007	86,479	26,130	3,934	116,543

There is no significant acquisitions in 2008 and 2009 that resulted in goodwill.

14.	OTHER PAYABLES AND ACCRUALS

	December 31,	December 31,	June 30,
	2007	2008	2009
	RMB	RMB	RMB

Salary and welfare payable	958	2,242	7,524
Accrued bonus	16,552	51,336	56,099
Unpaid rental for server software	24,690	46,574	42,546
Accrued professional service fee	2,781	7,185	7,310
Acquisition related obligation	20,200	—	—
Unpaid advertisement and promotion fee	7,736	32,443	66,592
Other payables	22,246	15,583	17,676

Total	95,163	155,363	197,747

15.	ORDINARY SHARES

Upon incorporation of Games Holdings in December 2007, Shanda subscribed for 55,000,000 shares at a par value of US$1.00 per ordinary share in Games Holdings. In turn, Shanda paid US$45 million, equal to RMB328.9 million out of the total payable of US$55 million to Games Holdings. Following the Reorganization on July 1, 2008, Shanda transferred all of its 55,000,000 ordinary shares in Games Holdings to the Company in exchange for the issuance of 54,999,999 ordinary shares of the Company. Together with the

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

1 ordinary share owned by Shanda upon the incorporation of the Company, Shanda owns 55,000,000 ordinary shares in the Company immediately after the share swap. Due to the share swap, the Company assumed the payable of US$10 million to Games Holdings. On September 18, 2008, the Company declared a share dividend and distributed 495,000,000 ordinary shares to Shanda. Immediately after the share dividend, Shanda owned 550,000,000 ordinary shares of Shanda Games at a par value of US$0.01 per ordinary share.

The above is accounted for as a legal reorganization under common control, therefore the Company is assumed to be in existence since January 1, 2007, and the impact of the share transactions is accounted for retroactively in the periods presented herein. In connection with Shanda’s investments that were transferred from Shanda to the Group, such as investments in Actoz and certain affiliated companies, as part of the Reorganization, they are recorded as capital contribution from Shanda in the consolidated statements of changes in equity.

16.	SHARE OPTION PLAN

Certain of the Company’s employees were granted awards under share-based incentive plans established by Shanda. Such share-based compensation expenses recognized in the Company’s consolidated statements of operations and comprehensive income were approximately RMB12.8 million, RMB12.2 million, RMB6.6 million, RMB6.5 million for the years ended December 31, 2007 and 2008 and for the six months ended June 30, 2008 and 2009, respectively. For awards granted to the Company’s employees under the share-based incentive plans established by the Company, share-based compensation expenses recognized in the Company’s consolidated statements of operations and comprehensive income were approximately RMB2.2 million and RMB8.6 million for the year ended December 31, 2008 and the six months ended June 30, 2009.

Share-based compensation allocated from Shanda

2003 Share Incentive Plan

The 2003 Share Incentive Plan of the Company’s ultimate parent company, Shanda, provides for the issuance of options to purchase up to 13,309,880 ordinary shares. Under the 2003 Share Incentive Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or Shanda ’s ordinary shares, equals to the excess of the fair market value of Shanda’s ordinary shares, or (iii) other types of compensation based on the performance of Shanda’s ordinary shares.

In 2004 and 2005, Shanda granted options, under the 2003 Share Incentive Plan to certain employees of the Company to purchase 226,750 and 86,295 ordinary shares, respectively, at exercise prices equal to the market prices per ordinary share of Shanda’s stock at the dates of grant. The option awards have 10 years contractual term and vest in four year installments on the first, second, third and fourth anniversaries of the date of grant.

2005 Equity Compensation Plan

The 2005 Equity Compensation Plan provides for the issuance of options to purchase up to 7,449,235 ordinary shares, plus ordinary shares reserved for issuance, but not yet issued, under Shanda’s 2003 Share Incentive Plan. Under the 2005 Equity Compensation Plan, the directors may, at their discretion, grant any

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

officers (including directors) and employees of Shanda Interactive and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or Shanda’s ordinary shares, equals to the excess of the fair market value of Shanda’s ordinary shares, or (iii) other types of compensation based on the performance of Shanda’s ordinary shares. The maximum contractual term of any issued stock right is ten years from the grant date.

In 2006, 2007 and 2008, Shanda granted options under the 2005 Equity Compensation plan to some employees of the Company to purchase 1,055,000, 325,000, and 20,000 ordinary shares, respectively, at exercise price equal to the average market value in the previous three months of the grant dates except for the options granted in 2008 at exercise price equal to the average market value in the previous fifteen days. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.

A summary of option activity, relating to the options held by the Group’s employees under the Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan as of December 31, 2008 and June 30, 2009 and changes during the year/period then ended is presented below (in thousands, except option and per option data):

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
		US$		US$

Outstanding at January 1, 2008	1,462,008	8.05
Granted	20,000	17.60
Exercised	(117,322)	8.42
Forfeited or Expired	—	—

Outstanding at December 31, 2008	1,364,686	8.16	6.49	10,979

Vested and expected to vest at December 31, 2008	1,221,245	8.08	6.52	9,925

Vested and exercisable at December 31, 2008	551,862	7.25	6.55	4,930

Outstanding at January 1, 2009	1,364,686	8.16
Granted	—	—
Exercised	(173,648)	10.20
Forfeited or Expired	—	—

Outstanding at June 30, 2009	1,191,038	7.86	6.14	21,810

Vested and expected to vest at June 30, 2009	1,153,184	7.81	6.16	21,171

Vested and exercisable at June 30, 2009	749,788	7.20	6.37	14,224

The aggregate intrinsic value is calculated as the difference between the market value of US$16.34, US$16.18 and US$26.17 as of December 31, 2007, December 31, 2008 and June 30, 2009 and the exercise price of the options, respectively. The total intrinsic value of options exercised during the years ended

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

December 31, 2007 and 2008 and the six months ended June 30, 2009 was RMB16.0 million, RMB6.2 million and RMB19.0 million, respectively.

The weighted average grant-date fair value of options granted during the two years ended December 31, 2007 and 2008 was US$7.23 and US$8.49, respectively. The total fair value of options vested during the two years ended December 31, 2007 and 2008 and June 30, 2009 was RMB11.5 million, RMB16.0 million and RMB12.9 million, respectively.

As of June 30, 2009, there was RMB13.6 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the employees. This cost is expected to be recognized over a weighted averaged period of 1.5 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. In For the year ended December 31, 2008 and the six months ended June 30, 2009, total cash received by Shanda from the exercise of stock options amounted to RMB6.8 million and RMB12.1 million, respectively.

Under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan, share-based compensation expense of approximately RMB12.8 million, RMB12.2 million, RMB6.6 million and RMB6.5 million were recognized in the consolidated statements of operations and comprehensive income in the years ended December 31, 2007 and 2008, and the six months ended June 30, 2008 and 2009, respectively

The fair value of each option granted under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions noted in the following table:

	For the Years Ended December 31,
	2007	2008

Risk-free interest rate(1)	4.51%	3.28%
Expected life (in years)(2)	5 years	5 years
Expected dividend yield(3)	0%	0%
Expected volatility(4)	58%	58%
Fair value per option at grant date (in RMB)	55.91	61.97

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of stock options granted under the Plan is developed giving consideration to vesting period, contractual term and historical exercise pattern.

(3)	Shanda has no history or expectation of paying dividends on its common stock.

(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s common stock for a period equal to the expected term preceding the grant date.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Share-based compensation of the Company

2008 Equity Compensation Plan

In November 2008, the Company authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 44,000,000 ordinary shares. Under the Company’s 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries’ affiliates, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’s ordinary shares, equals to the excess of the fair market value of the Company’s ordinary shares, or (iii) other types of compensation based on the performance of the Company’s ordinary shares.

From November 14, 2008 through April 20, 2009, the Company granted options to the employees to purchase 24,752,500 ordinary shares under the Company’s 2008 Equity Compensation Plan at an exercise price of US$3.2 per share. The options can be exercised within 10 years from the grant date. Pursuant to the 2008 Equity Compensation Plan, for each quarter during the four years beginning on the Performance Period Start Date through the four-year Performance Period, 1/16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant’s continued employment with the Company, and up to 2/3 of which can be earned contingent on the achievement of different performance targets. These performance targets are related to the Company’s consolidated quarterly Revenue growth rate and quarterly Income growth rate, calculated against the Company’s historical highest consolidated quarterly Revenue and Income.

On each of the first four anniversaries of the Performance Period Start Date, twenty percent (20%) of the earned options during the year preceding such anniversary date shall vest and become exercisable. In the event that the Company sells ordinary shares (or any securities convertible or exchangeable into Ordinary Shares) pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (a “Private Placement”) prior to the consummation of the Initial Public Offering, on each of the first four anniversaries of the consummation of the Private Placement of the Ordinary Shares, an additional twenty percent (20%) of the earned options during the year preceding the corresponding first four anniversaries of the Performance Period Start Date shall vest and become exercisable, and on each of the first four anniversaries of the Initial Public Offering, an additional sixty percent (60%) of the earned option during the year preceding the corresponding first four anniversaries of the Performance Period Start Date shall vest and become exercisable. In the event that the Company does not consummate a Private Placement prior to consummating the Initial Public Offering, on each of the first four anniversaries of the consummation of the Initial Public Offering, an additional eighty percent (80%) of the earned options during the year preceding the corresponding first four anniversaries of the Performance Period Start Date shall vest and become exercisable provided, in each case, that the employees remain employed by the Company on such vesting date, and provided further that no vesting date shall occur after the tenth anniversary of the Grant Date.

In accordance with FAS 123(R), the Company recognized the share-based compensation expenses, net of a forfeiture rate, using the straight-line method for the 1/3 of the 20% of the options earned subject to the employees’ continued employment with the Company, and using the graded-vesting method for up to 2/3 of the 20% of the options earned contingent on the achievement of different performance targets when the Company concluded that it is probably that the performance targets will be achieved.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

The Company did not recognize the share-based compensation expenses for the earned options to be vested upon the consummation of the Private Placement or Initial Public Offering as the Company is not able to determine that it is probable that these performance conditions will be satisfied until the events occur. As a result, the share-based compensation expenses for this portion of the earned options will be recognized using the graded-vesting method upon the consummation of the Private Placement (20%) or the Initial Public Offering (60% or 80%).

Share-based compensation expense related to the option award granted by the Company under the 2008 Equity Compensation Plan amounted to approximately RMB2.2 million and RMB7.8 million for the year ended December 31, 2008 and the six months ended June 30, 2009.

The Company’s share option activities as of December 31, 2008 and June 30, 2009 and changes during year/period then ended is presented below (in thousands, except option and per option data):

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
		US$		US$

Granted	21,857,500	3.2
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2008	21,857,500	3.2	9.87	—

Vested and expected to vest at December 31, 2008	3,213,101	3.2	9.87	—

Vested and exercisable at December 31, 2008	—	—	—	—

Outstanding at January 1, 2009	21,857,500	3.2
Granted	2,895,000	3.2
Exercised	—	—
Forfeited	(52,000)	3.2
Expired	—	—

Outstanding at June 30, 2009	24,700,500	3.2	9.42	42,485

Vested and expected to vest at June 30, 2009	3,783,862	3.2	9.43	6,508

Vested and exercisable at June 30, 2009	—	—	—	—

As the exercise price approximates the fair value of the ordinary share of the Company as of December 31, 2008, there is no intrinsic value as of December 31, 2008.

The intrinsic value as of June 30, 2009 is calculated as the difference between the fair value of US$4.92 of ordinary shares as of June 30, 2009 and the exercise price of the options.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

The weighted average grant-date fair value of options granted during the year ended December 31, 2008 and the six months ended June 30, 2009 was US$1.60 and US$2.06 respectively. No option was vested during the year ended December 31, 2008 and the six months ended June 30, 2009.

As of June 30, 2009, there was RMB31.9 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted average period of 3.5 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions.

The fair value of each option granted under the Company’s 2008 equity compensation plan is estimated on the date of grant using the binomial pricing model that uses the assumption noted in the following table:

	For the	For the
	Year Ended	Six Months Ended
	December 31, 2008	June 30, 2009

Exercise Price	US$3.20	US$3.20
Fair value of common stock	US$3.13	US$3.90
Risk-free interest rate(1)	3.94%	3.31%
Exercise multiple(2)	1.8	1.8
Expected dividend yield(3)	0%	0%
Expected volatility(4)	50%	50%
Fair value per option at grant date (in RMB)	10.4~11.8	14.1~14.8

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve over the contractual term of the option in effect at the time of grant.

(2)	The management estimates the options will be exercised when the spot price reaches 1.8 times of strike price after becoming exercisable.

(3)	The Company has no history or expectation of paying dividends on its common stock.

(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s common stock for a period equal to the expected term preceding the grant date.

On December 22, 2008, the Company also granted Restricted Share Award consisting of 407,770 Ordinary Shares (the “Restricted Shares”) under the Company’s 2008 Equity Compensation Plan. The restricted shares will be vested in equal installments over four calendar years on December 31 of each such calendar year, commencing on December 31, 2009, subject to the employee’s continued employment with the Company.

Share-based compensation expense related to the Restricted Share Award granted by the Company under the 2008 Equity Compensation Plan amounted to RMB60 and RMB844 for the year ended December 31, 2008 and the six months ended June 30, 2009.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

A summary of unvested restricted share activity as of December 31, 2008 is presented below:

		Weighted Average
	Number of	Grant-date Fair
Unvested Restricted Shares	Shares	Value US$

Granted	407,770	3.2
Vested	—	—
Forfeited	—	—

Unvested at December 31, 2008	407,770	3.2

Expected to vest at December 31, 2008	252,067	3.2

There is no change for the six months ended June 30, 2009.

As of June 30, 2009, there was RMB 4.5 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested restricted shares granted to the Company’s employees. This cost is expected to be recognized over a weighted average period of 3.5 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

Share-based compensation of Actoz

Since 2005, Actoz has granted stock options to officers and employees as an incentive program.

A total of 127,420 shares were granted to eight officers and employees in July 2006. A total of 140,000 shares were granted to current CEO in March 2007 and 470,730 shares were granted to 73 officers and employees in September 2007. A total of 94,040 shares and 10,000 shares were granted to current officers and employees in March 2008 and October 2008, respectively.

The stock options may be exercised from the date that is two years from the grant date for a period of five years under relevant law. The grantees who were granted before March 2007 may exercise 2/3 of granted stock options two years after the grant date and 1/3 of granted stock options may be exercised three years after the grant date. Grantees who were granted in September 2007 and in 2008 may exercise 1/2 of granted stock options two years after grant date, 1/4 of granted stock option may be exercised three years after grant date, and 1/4 of granted stock options may be exercised four years after grant date.

Under the relevant law, the option exercise price is decided based on the price calculated by taking the arithmetic average of the weighted average of the periods of past two months, one month and one week each prior to the day immediately preceding the date of the shareholders meeting.

Actoz may decide upon one or more methods for exercise of the options pursuant to the resolution of the board of directors: 1) delivery of new shares of Actoz, 2) delivery of Actoz’s treasury stock; or 3) payment by Actoz to the Grantee of the difference between the market price at the time of exercise and the exercise price, in cash or treasury stock.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

The assumptions used to value stock-based compensation awards for the years ended December 31, 2007 and 2008 are presented as follows:

	2007	2008

Risk-free interest rate	4.80-5.39%	4.80-5.39%
Term of share option/Expected life (in years)	4.7-4.9 years	4.7-4.9 years
Expected dividend yield	0%	0%
Volatility	80%-83%	63%-87%
Fair value per option at grant date (in KRW)	5,997-6,198	4,531-6,355

Activities of share options

Actoz’s share option activities as of December 31, 2008 and June 30, 2009 and changes during the year/period ended is presented below (in thousands, except option and per option data):

			Weighted
		Weighted	Averaged
		Average	Remaining	Aggregate
	Options	Exercise	Contractual	Intrinsic
	Outstanding	Price	Life	Value
		KRW		KRW

January 1, 2008	702,920	9,535
Granted	104,040	8,603
Exercised	—	—
Forfeited	(44,410)	9,700
December 31, 2008	762,550	9,398	5.54	611,557

Vested and expected to vest as of December 31, 2008	648,736	9,375	5.51	534,923

Vested and exercisable as of December 31, 2008	68,280	8,300	4.57	129,732

December 31, 2008	762,550	9,398
Granted	—	—
Exercised	(110,336)	9,315
Forfeited	(19,960)	9,318
June 30, 2009	632,254	9,421	5.10	9,059,764

Vested and expected to vest as of June 30, 2009	550,133	9,388	5.08	7,901,190

Vested and exercisable as of June 30, 2009	51,280	8,300	4.07	792,281

The aggregate intrinsic value is calculated as the difference between the market value of KRW 10,200 and KRW 23,750 as of December 31, 2008 and June 30, 2009 and the exercise price of the shares. The total intrinsic value of options exercised during the six months ended 2009 was KRW 1,592.7 million.

The weighted average estimated fair value of options granted during fiscal years 2007 and 2008 were KRW6,152 and KRW4,966, respectively. The total fair value of options vested during the year ended December 31, 2008 and the six months ended June 30, 2009 was KRW434.0 million and KRW559.7 million.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Share-based compensation expense of approximately RMB4.7 million, RMB6.4 million, RMB4.3 million and RMB3.4 million were recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, respectively.

As of June 30, 2009, there was KRW 1,738 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to Actoz’s employees. This cost is expected to be recognized over a weighted average period of 2.1 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. For the six months ended June 30, 2009, total cash received by Actoz from the exercise of stock options amounted to KRW 1,027.8 million (equivalent to approximately RMB5.5 million).

17.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB 18,136, RMB 20,877, RMB 9,788 and RMB 11,099 for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

18.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, significant related party transactions were as follows:

	For the Years Ended
	December 31		For the Six Months Ended June 30
	2007	2008	2008	2009
	RMB	RMB	RMB	RMB
			(unaudited)

Platform service fees and sales agent fees paid to companies under common control by Shanda(1)	595,672	791,702	375,685	500,505
Online game licensing fees paid to an affiliated company(2)	158,172	—	—	—
Online game upfront licensing fee paid to an affiliated company(2)	7,741	—	—	—
Promotion service fee paid to companies under common control by Shanda	—	9,474	3,394	6,835
Online game licensing fees received from companies under common control by Shanda	8,311	11,244	4,968	4,308
Online game upfront fee received from a company under common control by Shanda	—	3,441	—	4,255
Corporate general administrative expenses allocated from Shanda	37,592	31,346	19,888	11,424

	807,488	847,207	403,935	527,327

(1)	Prior to the reorganization, these services were provided by Shanda’s various subsidiaries and VIEs, and the service fees were incurred based on the contractual arrangement entered prior to the reorganization. For the five-year period beginning after the reorganization, the Group has agreed to continue to use services provided by the fellow companies of the Group based on the new services agreements.

(2)	The transactions are up to June 30, 2007 as the affiliated company has been consolidated from July 1, 2007.

As of December 31, 2007 and 2008 and June 30, 2009, outstanding amount due from/to related parties were as follows:

	December 31,	December 31,	June 30,
	2007	2008	2009
	RMB	RMB	RMB

Accounts receivables due from related parties companies under common control by Shanda	—	431,876	575,893
Shanda	—	1,427	1,427

	—	433,303	577,320

Other receivables due from companies under common control by Shanda	73,031	105,269	9,973

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

All amounts due from related parties are unsecured and payable at call.

	December 31,	December 31,	June 30,
	2007	2008	2009
	RMB	RMB	RMB

Accounts payable due to companies under common control by Shanda	70,798	75,414	71,067

Other payables due to companies under common control by Shanda	3,928	262,673	10,652

All amounts due to related parties are unsecured and payable at call.

19.	DERIVATIVE

In June 2009, Shengqu entered into an arrangement with a bank in China whereby Shengqu obtained a loan of US$102.5 million to be repaid in June 2010. The loan bears interest at 1.35% per annum, and it is collateralized with Shengqu’s RMB cash deposit of RMB702 million. The interest earned from the RMB cash deposit is 2.25% per annum. In connection with the loan, Shengqu also entered into a foreign currency forward contract with the same bank by fixing the exchange rate of USD to RMB at 6.8445 at the time when it repays the US dollar loan. The Company recorded the foreign currency forward contract as a derivative and marked to market at each balance sheet date. The loan is remeasured at each period end to Shengqu’s functional currency, RMB, and is netted off against its RMB cash deposit due to the existence of the legal set off right. As of June 30, 2009, the financial liability related to the forward contract is not material.

20.	CERTAIN RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, due from/to related parties and prepayments and other current assets. As of December 31, 2007 and 2008 and June 30, 2009 substantially all of the Company’s cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC, Hong Kong and the Switzerland, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2007 and 2008, as well as the six months ended June 30, 2008 and 2009.

The Company derived the majority of its net revenues from two MMORPGs, Mir II and Woool, which accounted for approximately 55.9% and 22.7% of the net revenues for the year ended 2007, 55.3% and 20.6% of the net revenues for the year ended December 31, 2008, and 56.4% and 20.6% of the net revenues for the six months ended June 30, 2009 respectively.

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the U.S. dollar. On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the US dollar to RMB from 1:8.27 to

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the US dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the US dollar.

21.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Company has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of June 30, 2009 are as follows:

	Office	Computer
	Premise	Equipment	Total
	RMB	RMB	RMB

For the second half of 2009	9,399	8,834	18,233
2010	5,058	5,389	10,447
2011	6	1,732	1,738

	14,463	15,955	30,418

As of June 30, 2009, the Company had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual number of users of the leased assets. The server leasing rental expenses under these operating leases amounted to approximately RMB21,261, RMB20,431, and RMB10,609 and RMB5,336 during the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.

Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB84,938, RMB96,941 and RMB45,384 and RMB57,592 during the years ended December 31, 2007 and 2008, as well as the six months ended June 30, 2008 and 2009, respectively, and were charged to the statements of operations and comprehensive income when incurred.

As of June 30, 2009, the Company also has commitments in respect of the maintenance contracts in relation to the servers owned by the Company amounting to RMB15,955.

Capital commitments

Capital commitments for purchase of property and equipment and game licenses as of June 30, 2009 were approximately RMB270,581.

Contingencies

The Company accounts for loss contingencies in accordance with SFAS No. 5 “Accounting for Loss Contingencies” and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly Shengqu is considered as a foreign invested enterprise

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

under PRC law. In order to comply with PRC laws restricting foreign ownership in the online game business in China, we operate our online game business in China through Shanghai Shulong, our VIE, and through Shulong Computer and Nanjing Shulong, which are wholly-owned subsidiaries of Shanghai Shulong. Shanghai Shulong currently holds an ICP license and an Internet culture operation license that are required to operate our online game business. We publish our online games under an Internet publishing license held by Shanda Networking. Shengqu has entered into a series of contractual arrangements with Shanghai Shulong, Nanjing Shulong and Shulong Computer, pursuant to which Shengqu provides Shanghai Shulong, Nanjing Shulong and Shulong Computer with services, software licenses and equipment in exchange for fees, and Shengqu undertakes to provide financial support to Shanghai Shulong, Nanjing Shulong and Shulong Computer to the extent necessary for their operations. In addition, Shengqu has entered into agreements with Shanghai Shulong and its shareholders that provide it with the substantial ability to control Shanghai Shulong. In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, Shengqu and Shanghai Shulong are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Shanghai Shulong and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with Shanghai Shulong were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with Shanghai Shulong is remote.

22.	SUBSEQUENT EVENTS

In June 2009, the Company entered into an agreement with an online game company in China to acquire 100% of its equity interest for RMB148.8 million in cash. This acquisition was consummated in July 2009.

The Company has performed an evaluation of subsequent events through August 7, 2009, which is the date the financial statements were available to be issued.

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 456.9 million, or 52.8% of the Company’s total consolidated net assets as of June 30, 2009. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholder.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

24.	ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of the Company have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Ordinary shares.” Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Interests in subsidiaries and variable interests entities” and the profit of the subsidiaries is presented as “Equity in profit of subsidiaries and variable interest entities” on the statement of operations.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2007 and 2008 and June 30, 2009, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Financial information of Shanda Games Limited

Condensed Statements of Operations

	For the Years Ended		For the Six Months Ended
	December 31		June 30
	2007	2008	2008	2009	2009
	RMB	RMB	RMB	RMB	US$
			(unaudited)		(Note 2(5))

Net revenues	—	—	—	—	—
Cost of services	—	—	—	—	—

Gross profit	—	—	—	—	—

Total operating expenses	—	(2,213)	—	(9,174)	(1,343)

Loss from operations	—	(2,213)	—	(9,174)	(1,343)

Investment income	—	—	—	—	—

Loss before income tax expense and equity in profit of subsidiaries and equity in loss of affiliated companies	—	(2,213)	—	(9,174)	(1,343)
Income tax expense	—	—	—	—	—
Equity in profit of subsidiaries	605,454	937,697	382,840	680,389	99,615
Equity in loss of affiliated companies	(13,554)	—	—	—	—

Net income	591,900	935,484	382,840	671,215	98,272

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Financial information of Shanda Games Limited

Condensed Balance Sheets

	December 31,	December 31,	June 30,	June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
				(Note 2(5))

ASSETS
Current assets:
Cash and cash equivalents	—	—	53,911	7,893

Total current assets	—	—	53,911	7,893

Investment in subsidiaries	1,001,169	1,096,982	1,345,938	197,057

Total assets	1,001,169	1,096,982	1,399,849	204,950

LIABILITIES
Current liabilities:
Dividend payable(1)	—	—	533,571	78,119
Due to subsidiaries	—	—	3	—
Accrued expenses	—	—	573	84

Total liabilities	—	—	534,147	78,203

Shareholder’s equity
Ordinary shares (US$0.01 par value, 20,000,000,000 shares authorized, 550,000,000 issued and outstanding as of December 31, 2007 and 2008 and June 30, 2009)	40,193	40,193	40,193	5,885
Additional paid-in capital	741,605	477,250	63,835	9,346
Accumulated other comprehensive loss	(14,478)	(86,974)	(82,126)	(12,024)
Retained earnings	233,849	666,513	843,800	123,540

Total shareholders’ equity	1,001,169	1,096,982	865,702	126,747

Total liabilities and shareholder’s equity	1,001,169	1,096,982	1,399,849	204,950

(1)	The Company intends to pay the outstanding dividend from a bank loan to be secured by a deposit from one of the Company’s PRC subsidiaries.

SHANDA GAMES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009 — (Continued)
(Amounts expressed in thousands unless otherwise stated)

Financial information of Shanda Games Limited

Condensed Statements of Cash Flows

	For the Years Ended		For the Six Months Ended
	December 31		June 30
	2007	2008	2008	2009	2009
	RMB	RMB	RMB	RMB	US$
			(unaudited)		(Note 2(5))

Net cash provided by operating activities	—	—	—	—	—

Net cash provided by investing activities	249,702	274,281	—	221,205	32,386

Net cash used in financing activities	(249,702)	(274,281)	—	(167,295)	(24,493)

Effect of foreign exchange rate changes on cash	—	—	—	—	—

Net increase in cash	—	—	—	53,910	7,893

Cash, beginning of the year/period	—	—	—	—	—

Cash, end of the year/period	—	—	—	53,910	7,893

shadda games aion the tower of eternity

     No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

     Through and including          , 2009 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shanda Games Limited

63,043,500 American Depositary Shares
Representing

126,087,000 Class A Ordinary Shares

Goldman Sachs (Asia) L.L.C.
J.P. Morgan

Representatives of the Underwriters

Nomura
Oppenheimer & Co.
Susquehanna Financial Group, LLLP

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except such indemnity shall not extend to any matter in respect of any fraud or dishonesty.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.02 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which is to be filed as Exhibit 1.01 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we issued our securities as described below in transactions not required to be registered under the Securities Act. We believe that the issuance was exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act because our securities qualify under “Category 1” in Rule 903 of Regulation S and (1) the issuance was made in an offshore transaction and (2) neither we nor any person acting on our behalf made any directed selling efforts in the United States.

We issued 550,000,000 ordinary shares to Shanda Interactive Entertainment Limited on June 12, 2008, the date of our incorporation. On May 22, 2009, Shanda Interactive Entertainment Limited transferred all 550,000,000 ordinary shares to Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly-owned subsidiary of Shanda Interactive Entertainment Limited. These ordinary shares were subsequently redesignated as Class B ordinary shares when we adopted our amended and restated memorandum and articles of association.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on September 14, 2009.

SHANDA GAMES LIMITED

By:	/s/ Diana Li
Name:     Diana Li

Title:	Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on September 14, 2009.

Signature	Title

/s/ Diana Li Diana Li	Director and Chief Executive Officer (principal executive officer)

/s/ Richard Wei Richard Wei	Chief Financial Officer (principal financial and accounting officer)

* Qunzhao Tan	Chairman of the Board of the Directors

* Tianqiao Chen	Director

* Danian Chen	Director

* Lai Xing Cai	Director

* Andy Lin	Director

* Heng Wing Chan	Director

*By:	/s/ Diana Li
Diana Li
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Shanda Games Limited, has signed this registration statement or amendment thereto in Newark, Delaware on September 14, 2009.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi
Title: Managing Director

INDEX TO EXHIBITS

Number	Description

1.01**	Form of Underwriting Agreement
3.01*	Amended and Restated Memorandum and Articles of Association of the Registrant
4.01***	Specimen American Depositary Receipt (included in Exhibit 4.03)
4.02*	Specimen Certificate for Class A Ordinary Shares
4.03***	Form of Deposit Agreement
5.01***	Opinion of Conyers Dill & Pearman, Cayman Islands Counsel to the Registrant, regarding the validity of the Class A Ordinary Shares being registered
8.01***	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters
8.02*	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters
10.01*	Amended and Restated 2008 Equity Compensation Plan
10.02*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.03*	Form of Employment Agreement
10.04*	Master Separation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated July 1, 2008
10.05***	Amended and Restated Cooperation Agreement among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated September 10, 2009 (English Translation)
10.06*	Domain Names and Trademarks License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation)
10.07***	Amended and Restated Non-Compete and Non-Solicitation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated September 10, 2009
10.08***	Amended and Restated Sales Agency Agreement among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Development Co., Ltd. and Shanghai Shulong Computer Technology Development Co., Ltd. dated September 10, 2009 (English Translation)
10.09*	Framework Agreement on Disposition of Shanda Point Cards Inventories among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Development Co., Ltd., Hangzhou Bianfeng Networking Technology Co., Ltd., Shanghai Shulong Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated July 1, 2008 (English Translation)
10.10*	Share Entrustment Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation)
10.11*	Share Pledge Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation)
10.12*	Power of Attorney to Business Operating Agreement executed by Dongxu Wang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (English translation)
10.13*	Power of Attorney to Business Operating Agreement executed by Yingfeng Zhang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (English translation)
10.14*	Share Disposition Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (English Translation)
10.15*	Business Operation Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (English Translation)

Number	Description

10.16*	Exclusive Consulting and Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (English Translation)
10.17*	Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Dongxu Wang dated July 1, 2008 (English Translation)
10.18*	Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (English Translation)
10.19*	Mir II License Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd. and Shanghai Pudong New Area Imp. & Exp. Corp. dated June 29, 2001
10.20*	Mir II Amendment Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd., and Shanghai Pudong Imp. & Exp. Co., Ltd. dated August 19, 2003
10.21***	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Networking Co., Ltd. and Shanghai Pudong Imp. & Exp. Co., Ltd. dated September 22, 2005
10.22***	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Pudong IMP & EXP Co., Ltd. dated November 26, 2008
10.23*	Assignment Agreement of Mir II among Actoz Soft Co., Ltd, Shanghai Shanda Internet Development Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008
10.24*	Share Purchase Agreement between Shanda Interactive Entertainment Limited and Shanda Games Korean Investment Limited dated May 2009
21.01***	List of Subsidiaries
23.01***	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm
23.02***	Consent of Conyers Dill & Pearman (included in Exhibits 5.01 and 8.01)
23.03*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.02)
23.04*	Consent of Jade & Fountain PRC Lawyers (included in Exhibit 99.02)
23.05*	Consent of International Data Corporation
24.01*	Powers of Attorney (included on signature page)
99.01*	Code of Business Conduct and Ethics of the Registrant
99.02*	Opinion of Jade & Fountain PRC Lawyers, People’s Republic of China counsel to the Registrant, regarding the validity of the corporate structure of Shanghai Shulong Technology Development Co., Ltd. and the contractual arrangements among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd.

*	Filed previously.

**	To be filed by amendment.

***	Filed herewith.